AMADEUS

Madrid, 4th November 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

11/10

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Resignation of Amadeus Independent Board member (Relevant fact of June 13, 2003).
- Resolutions of the Ordinary General Assembly of June 20, 2003.
- Outlook 2003 (Relevant fact of July 1, 2003)
- Investment in OPTIMS (Relevant fact of July 3, 2003).
- Regulations of the Board of Directors.
- Code of Conduct for matters related to the Stock Market.
- Financial Information 2002.
- Annual Review 2002.
- IAS financial statements 2nd Quarter 2003.
- Report on agreed-upon procedures as of June 30, 2003.
- Management discussion and analysis as of June 30, 2003.
- Press Release 2nd Quarter 2003 Results (IAS).
- Presentation July 31, 2003.
- Closing of investment in OPTIMS (Relevant Fact of September 12, 2003)
- Dow Jones Stoxx (Press release of September 17, 2003)
- Audited Consolidated Financial Statements 2002 (IAS).
- Changes in the Amadeus Board (Relevant fact of September 23, 2003)
- IAS financial statements 3rd Quarter 2003.
- Report on agreed-upon procedures as of September 30, 2003.
- Management discussion and analysis as of September 30, 2003.
- Press Release 3rd Quarter 2003 Results (IAS).

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

MR. FERNANDO CONTE GARCÍA, INDENPENDENT DIRECTOR OF AMADEUS, RESIGNS FROM HIS AMADEUS BOARD SEAT

Mr. Fernando Conte García, Independent Director of Amadeus, has been appointed President of Iberia Líneas Aéreas de España, S.A., by its General Assembly of Shareholders held on June 12, 2003. As a result of his appointment and due to the conflict of interests that his new duties represent vis-a-vis his duties as Independent Director of Amadeus, Mr. Conte has submitted his resignation from his Board seat to the Chairman of the Board of Director of Amadeus.

The Amadeus Board of Directors has initiated the legal and statutory process for the appointment of a new Independent Director.

Madrid, 13th of June 2003

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

SEC
Reference No 82-5173

SEC MAIL PROCESSING SECTION
NOV 06 2003
WASH. D.C.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Ordinary General Assembly of Amadeus Global Travel Distribution, S.A.

Amadeus Global Travel Distribution, S.A., celebrated today its Ordinary General Assembly of Shareholders.

The Resolutions adopted were as follows:

ONE.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director´s report, of the company relating to the fiscal year ending December 31, 2002.

TWO.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director´s report, of the consolidated group relating to the fiscal year ending December 31, 2002.

THREE.-

Approval of the following application of results obtained in the fiscal year ending December 31, 2002 (amount in Euros):

Fiscal Year Profit	57,222,604.32
Distribution to:	
- Dividends	30,000,000.00
- Other reserves	27,222,604.32
	57,222,604.32

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES, FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

where each Class A share is entitled to a full dividend of 0.05185 Euros, while each Class B share is entitled to a full dividend of 0.0010 Euros.

To approve the payment of the dividend as from July 15, 2003 (ex-dividend date), in accordance with the rules of operation of the Management Company of the Securities Registration, Clearing and Settlement Systems (IBERCLEAR), with Banco Bilbao Vizcaya Argentaria acting as paying agent.

FOUR.-

Approval of the management performed by the Board of Directors during the fiscal year ending December 31, 2002.

FIVE.-

To re-elect as members of the Board of Directors for an additional four-year term: Messrs. Jean-Paul Hamon, Enrique Dupuy and Ralf Teckentrup..

SIX.-

To renew the appointment of Deloitte & Touche, S.A., as the statutory auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 2003.

SEVEN.-

To authorize the Board of Directors to acquire, in one or more acts, directly or through controlled companies, treasury stock, in accordance with the provisions of article 75 of the Spanish Corporations Law ("Ley de Sociedades Anónimas"), thereby making void, with regard to the part not used, the previous authorization granted by the General Shareholders' Meeting held on June 12, 2002.

EIGHT.-

Delegation of faculties.

Madrid, 20th June 2003

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Outlook 2003

Our First Quarter 2003 results showed bookings down 2.1%, excluding leisure bookings. This period had been affected by the war in Iraq and, for the last two weeks, by SARS outbreak in Asia.

The most severe impact of SARS on travel activity occurred in April, contributing to a global decline in reservations of 20% compared to April 2002. For Asia itself, our bookings were down by over 50% during that month.

May showed a slight recovery compared to April, although bookings were still down year on year.

In June, however bookings have increased slightly year on year and good news from the health authorities is confirming recovery in Asia Pacific. Europe, the Middle East and the US are showing growth, while Asia Pacific and Latin America are still below the levels of the same period in 2002.

If the positive trend of June is sustained, Amadeus believes that 2003 net profit excluding special items, will be slightly above 2002 results.

Madrid, 1st of July 2003

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus invests in Optims

Amadeus today announced an agreement to invest in Optims, the leading European supplier of IT services to the hospitality industry.

Under the terms of the transaction, Amadeus will acquire a 30 per cent shareholding in Optims through a reserved share capital increase, for a maximum of EUR 6 million, represented in EUR 4.8 million in upfront cash and EUR 1.2 million in a convertible loan. Optims is listed in the Paris Stock Exchange's Nouveau Marché, with a 39 per cent float, while the rest is held by its founders, venture capitalists and financial institutions.

Completion of the transaction remains subject to the approval of the French market and German Regulatory authorities, as well as Optims' extraordinary shareholders' general meeting to be held on 31 October 2003 at the latest.

This investment comes with the signature of a development, technology and marketing agreement which sets up a co-operation framework for Amadeus and Optims to further develop and promote their respective products in the hospitality sector individually and, eventually, as integrated or bundled systems.

Madrid, 3rd of July 2003

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

REGULATIONS OF THE BOARD OF DIRECTORS OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

(Adapted to the Report by the Special Committee for Promoting Transparency and Security in the Markets and Listed Companies-The Aldama Code-)

June 20, 2003

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.
REGULATIONS OF THE BOARD OF DIRECTORS

TABLE OF CONTENTS

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.
REGULATIONS OF THE BOARD OF DIRECTORS

PRELIMINARY TITLE

OBJECT, INTERPRETATION AND MODIFICATION OF THE REGULATIONS

Article 1. Purpose

The purpose of these Regulations is to determine the principles for the actions carried out by the Board of Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., the basic rules for its organization and operation, and the rules of conduct of its members in order to achieve greater efficiency in its management.

Article 2. Scope

1. These Regulations are applicable to the members of the Board of Directors and, when appropriate, the Senior Executives of the Company.

2. The Directors and the Senior Executives are bound to be aware and fulfill the contents of these Regulations, and the Secretary of the Board of Directors is responsible for providing a copy thereof to each of them.

3. The Board of Directors shall adopt the appropriate measures so that these Regulations are widely distributed among the shareholders and the investor public, in general, in order to inform them of the commitment that the members of the Board of Directors and the Senior Management have accepted within the organization of the Company.

4. The Board of Directors shall include an annual report, as an additional document to the annual accounts, annual report, management report and audit, on the corporate governing structure and practices of the company (Annual Corporate Governance Report) in accordance with the report issued by the Special Commission to Foster Transparency and Security in the Markets and in Listed Companies, published in January, 2003 (The Aldama Code).

Article 3. Interpretation

1. These Regulations complete that stipulated for the Board of Directors in Commercial Law in force and in the By-laws of the Company.

2. These Regulations must be interpreted pursuant to the general criteria for interpreting legal regulations, basically bearing in mind their spirit and purpose, and the Board of Directors may clarify the contents thereof, notwithstanding that set forth in Article 36 for the Directors' Statute.

Article 4. Modification

1. The Board of Directors is responsible for making any modifications to these Regulations, pursuant to the requirements set forth in this Article.

2. These Regulations may only be modified at the request of four Directors or the Audit Committee, when, in their opinion, circumstances arise that make this appropriate or necessary. Any proposal for modification must include a justifying report with the reasons and the scope of the modification proposed.

3. Any proposal for modification must be notified by the Audit Committee.

4. The text of the proposal, the justifying reports by its authors and, when appropriate, a report by the Audit Committee, must be attached to the summons for the Board of Director's Meeting that must deliberate upon such issue.

5. The summons must be sent with at least ten days prior notice.

6. For any modification of the Regulations to be valid, a resolution must be adopted by a majority of three quarters of the Directors attending the Meeting, and such resolution must be notified to the first General Shareholders' Meeting that is held thereafter.

TITLE ONE

GENERAL PROVISIONS REGARDING THE BOARD OF DIRECTORS

Chapter I. Composition, competence and duties

Article 5. Composition of the Board of Directors

1. The number of Directors, within the maximum and minimum stipulated in the By-laws, shall be determined by the General Shareholders' Meeting. The Board of Directors shall propose a number to the General Shareholders' Meeting that, according to the changing circumstances of the Company, is the most suitable to ensure adequate representation and efficient operation of the Board. The number proposed may not be less than five and no more than twenty.

2. The persons appointed as Directors must fulfill the conditions stipulated in these Regulations, as well as those required by law and the By-laws, and they shall formally undertake to fulfill the obligations and duties stipulated therein as of the time they take office.

3. In performing their duty to propose the number of Directors to the General Shareholders' Meeting and co-optation to appoint Directors, the Board of Directors shall endeavor to ensure that there are at least two classes of Directors in the composition thereof:

   a. Significant Shareholders´ Directors: these are proposed by shareholders, individually or as a group, holding a stable stake in the Company that, regardless of the rights or not to hold office on the management board, is deemed sufficiently significant by the Board of Directors, bearing in mind the floating capital of the Company, to submit a proposal to the General Shareholders Meeting.

   b. External Independent Directors: these are selected due to their high professional qualifications and because they fulfill certain conditions that guarantee their impartiality and objectivity in order to provide their experience and know-how to the corporate governance.

      The Directors belonging to this class are assigned to become a part of the Board of Directors to represent the interests of the minority shareholders that represent the floating capital of the Company.

      The number of External Independent Directors may never be less than two.

   c. In addition, by exercising its authority, the Board of Directors may propose the appointment of internal or executive Directors to the General Shareholders' Meeting. For such purpose, internal or executive officers shall be deemed as any person that exercises executive or management duties in the Company or in any of its subsidiary companies, and in all cases those that hold a labor or commercial contractual relationship or of any other kind with the Company, other than its post as Director.

Article 6. Competence of the Board of Directors

1. The Board of Directors must effectively undertake all the management, control and representation duties of the Company, assigned by the Spanish Corporations Law and the Company By-laws.

2. The delegation of authority that, within the limits allowed by law, is granted by the Board of Directors in favor of any of its members shall not diminish its own authority.

3. In all cases, the Board of Directors shall be responsible for the following duties, by means of adopting the resolutions that must be approved in each case according to law or the By-laws:

   a. Appointment and dismissal of the Chairman, the Vice-chairman, the Secretary and Vice-secretary of the Board of Directors.

b. Granting authority to any of its members under the terms and conditions stipulated by law and the By-laws, and the revocation thereof.
c. Appointment and dismissal of the Directors who will form the various committees stipulated in these Regulations.
d. Appointment of the Directors for cooptation in the case of vacancies until the first General Shareholders' Meeting is held.
e. Acceptance of the resignation of Directors.
f. Approval of guarantee or golden parachute clauses in favor of members of the Senior Management in cases of dismissal or changes in control of the Company.
g. Drawing up the annual accounts and submitting them to the General Shareholders' Meeting.
h. Submitting any reports and proposals for resolutions that, pursuant to that set forth by law and the By-laws, must be drawn up by the Board of Directors for notification and approval, when appropriate, of the General Shareholders' Meeting.
i. Drawing up and approval of the Annual Corporate Governance Report.
j. Drawing up the Regulations for the General Shareholders Meeting, as well as any subsequent modifications thereto, to be submitted for the approval of the General Shareholders' Meeting.
k. In general, the authority to organize the Board of Directors, and, in particular, any modifications on these Regulations.
l. The authority granted to the Board of Directors by the General Shareholders' Meeting, which the former may only delegate by means of an express agreement of the General Shareholders' Meeting.
m. Any other authority granted by virtue of these Regulations.

4. The Board of Directors must exercise its authority independently from the other management bodies of the Company.

Article 7. General duties

1. The Board of Directors is responsible for performing any actions that may be required to carry out the Company purpose, as stated in the By-laws, pursuant to the applicable legal ordinance. In particular:

a. To perform the authority set forth in Article 6 of these Regulations.
b. To determine the economic targets of the Company and agree on the strategy, plans and policies to achieve such targets upon a proposal by the Senior Management.
c. To supervise the development of the Company's business, as well as the performance of its strategies, plans and policies.
d. To ensure the future feasibility and competitive position of the Company, by implementing the appropriate technological strategies, research plans and re-investment policies.
e. To ensure at all times that the Company has suitable leadership and management and to assess the performance thereof.

f. To approve the codes of conduct of the Company and the general rules regarding the transactions and operations that must be submitted for the approval of the Company's Board of Directors.

g. To ensure the quality of the information provided to the shareholders and the markets at the time of the relevant transactions.

2. The Board of Directors must exercise, in the manner set forth in these Regulations, full and effective control over the actions performed by the Senior Management of the Company.

Article 8. Representative duties

The Board of Directors shall be granted power of attorney to act on behalf of the Company under the determined legal and statutory terms.

Article 9. Specific duties related to the annual accounts and the management report

1. The annual accounts that are submitted to be drawn up by the Board of Directors must firstly have been certified regarding their accuracy and integrity by the Chairman (if he holds executive functions), the Chief Executive Officer or Managing Director (CEO) and the Chief Financial Officer (CFO) or the head of the relevant department, stating that the consolidated annual accounts include the accounting statements of all the national and international subsidiary companies, which make up the consolidation limits, pursuant to applicable commercial and accounting regulations.

   The certificate being granted of the aforementioned annual accounts shall not exonerate the Directors from their joint and several liability when drawing up the annual accounts.

2. Based on the certified accounts, the Board of Directors shall draw up the individual and consolidated annual accounts and the Management Report, in such a manner that they show a fair view of the net equity, the financial situation and the profits or losses of the Company, pursuant to that stated by law, after having received the report from the Audit Committee.

3. When the Board of Directors has studied the reports referred to in the previous sections, it may request any clarifications that it may deem pertinent from those who had issued such report.

4. The Board of Directors shall ensure, in particular, that the previous accounting documents are drawn up in clear and precise terms that allow adequate comprehension of their contents and, in particular, any comments that may be useful for such purpose must be included.

5. All voting members of the Board of Directors shall record in the minutes that, prior to signing the annual accounts as required by Law, they had been provided with all the required information and they may make any objections that they deem appropriate.

6. The Board of Directors shall monitor the development of the annual accounts, at least on a quarterly basis, by means of the relevant reports issued by the Audit Committee with the collaboration of the Company's auditors.

Article 10. Specific duties related to the Stock Market

1. The Board of Directors shall perform all the duties that are imposed on companies listed on the stock exchange.

2. In particular, the Board shall perform the following specific duties regarding the Stock Market in the manner set forth in these Regulations:

   a. Supervise the financial information published from time to time.
   b. Perform any actions and adopt any measures that may be required to ensure the transparency of the Company in the financial markets, reporting, in particular, any facts, decisions or circumstances that could be important for trading the securities.
   c. Perform any actions and adopt any measures that may be required to promote the adequate calculation of the prices of the Company's shares, avoiding, in particular, distortion and abuse of privileged information.
   d. Approve and update the internal code of conduct for issues related to the Stock Market.
   e. The minimum contents, pursuant to the Aldama Code, must appear on the Company's website, regarding any important economic or corporate facts that may arise in the Company.
   f. Under the ultimate control and responsibility of the Board, it shall ensure that the Senior Management of the Company adopt the required measures for the transparency of the corporate governance of the Company and, in particular, regarding the following aspects:
      - Ownership structure of the Company.
      - Management structure of the Company.
      - Associated transactions and transactions between group companies.
      - Risk control systems.
      - Operation of the General Shareholders' Meeting.

Article 11. Equality in performing their duties

1. The Board of Directors shall perform its duties pursuant to the principle of equality between authority and responsibility, in such a manner that neither the Board as a whole nor any of its members may hold uncontrolled decision-making power.

2. The Board of Directors shall determine any mechanisms that may be required to control the decisions adopted by any of its members.

3. The Board shall particularly ensure that the interest of the minority Shareholders is protected, to the extent that this is compatible with the Company interest.

4. The Board of Directors shall be responsible to the General Shareholders' Meeting for its decisions.

Chapter II. Relations of the Board of Directors

Article 12. Relations with the shareholders, in general

1. The Board of Directors shall determine suitable mechanisms for being notified of the proposals made by the shareholders regarding the management of the Company.

2. In particular, the Board may determine the measures required for regularly exchanging information with committees or groups of shareholders, but under no circumstances may this imply any privilege for the shareholders on such committees.

3. The Board of Directors may organize informative meetings that it may deem appropriate on the running of the Company through any of its members and with the collaboration of the members of the Senior Management, for the shareholders that are in the most important financial markets in Spain and other countries.

4. In its relations with the shareholders, the Board of Directors shall guarantee the same treatment to all the shareholders.

Article 13. Relations with the institutional shareholders

1. The Board of Directors shall also determine the suitable mechanisms for regular exchange of information with institutional investors which are part of the stable shareholding of the Company.

2. In particular, mechanisms to exchange information must refer to matters such as investment strategy, assessment of profits or losses, composition of the Board of Directors and the efficiency of the management.

3. Under no circumstances may the relations between the Board of Directors and the institutional shareholders mean the delivery of any information thereto that could create a situation of privilege or advantage over the other shareholders.

Article 14. Relations with the General Shareholders' Meeting

1. The Board of Directors shall promote the informed participation of the shareholders in the General Shareholders' Meetings.

2. In general, the Board of Directors shall adopt any measures that may be required to ensure that the General Shareholders' Meeting effectively exercises the duties that it is responsible for, pursuant to the law and the Company By-laws.

3. The Board shall draw up and submit specific regulations for approval by the General Shareholders' Meeting, which regulate the summons, preparation, notification, attendance, performance and exercise of political rights.

4. In particular, the Board of Directors shall carry out the following at the time of the General Shareholders Meeting' and as of the date of the summons:

    a. Endeavor to provide the shareholders, prior to the General Shareholders' Meeting, with any information that may be legally required and any other, even though not legally required, that could be of interest and that may be reasonably provided, among others the text of all the resolutions that are proposed for adoption.
    b. To deal with all the requests for information that may be made by the shareholders prior to the General Shareholders' Meeting with the greatest diligence.
    c. With the same diligence, deal with the questions made by the shareholders at the time the General Shareholders' Meeting is held.

Article 15. Relations with the auditors

1. The Board of Directors shall maintain an ongoing, professional, objective relationship with the Auditors of the Company, respecting their independence as much as possible.

2. The relationship referred to in the previous paragraph shall be normally carried out through the Audit Committee, referred to in these Regulations.

Article 16. Relations with the Senior Management

1. The Board of Directors shall maintain a direct relationship with the members of the Senior Management of the Company in the manner stated in these Regulations.

2. All Directors shall be allowed access to the minutes of the various committee meetings of the Senior Management that could be held and may request any clarifications they may require.

TITLE TWO

DIRECTORS' STATUTE

Chapter I. Appointment and dismissal of Directors

Article 17. Appointment of Directors

1. The Directors shall be appointed by the General Shareholders' Meeting or by the Board of Directors, pursuant to that stipulated in the Spanish Corporations Law and in the Company By-laws.

2. Any proposals for appointment of Directors submitted by the Board of Directors for the consideration of the General Shareholders' Meeting and the decisions for appointment adopted thereby by virtue of the authority of co-optation that it is legally vested therewith, must be in accordance with the reports issued by the Nomination Committee, and must be assigned to persons of recognized honesty, solvency and technical competence and experience.

3. In an exceptional manner, the Board of Directors need not take the reports issued by the Nomination Committee into account, but only when the reason is expressly stated in the resolution.

Article 18. Appointment of the independent directors

1. The Board of Directors may not propose or appoint any person to hold the office of an independent Director who has any relationship with the ordinary management of the Company or has any family or commercial ties with the Directors or any other Senior Executives of the Company.

2. In particular, the following persons may not be proposed or appointed as Independent Directors:

    a. Any persons who, during the term of office or during the two years before the appointment, are or have been Directors of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A., have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, its Senior Executives or any of the companies in the Group or subsidiaries.
    b. The persons that during their term of office or two years prior to their appointment are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature with such company, or are or have been Senior Executives of any Shareholder with more than 5% of the stock capital of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. or the companies in the group of the Shareholder with a shareholding interest that is represented by Significant Shareholders' Directors.

c. Neither may any persons be proposed or appointed who, during their term of office or in the two years prior to the appointment, are or have been Directors, have or have had an indirect or direct contractual or commercial relationship of a significant nature, or are or have been Senior Executives of credit institutions with an important position in the financing of the Company, or organizations that are granted substantial subsidies by the Company.

If there is any prior relationship, this must be reported to and assessed by the Board of Directors, with a prior report by the Nomination Committee and included in the annual report.

Article 19. Re-appointment of Directors

1. Any proposals for re-appointment of Directors that the Board of Directors decides to submit to the General Shareholders' Meeting must be subject to a formal process of being drawn up, in which a report issued by the Nomination Committee must be included and which shall assess the quality of the work and the proposed Directors' dedication to their work during the previous term of office.

2. The Board of Directors may not propose the re-appointment of the external independent Directors for more than one additional mandate.

Article 20. Term of office

1. The Directors shall hold their term of office for four years and may be reappointed one or more times for consecutive terms of four years.

2. The Directors appointed by co-optation shall hold their offices until the date the first General Shareholders' Meeting is held.

   This term shall not be calculated for the purpose of that stated in section two of the previous Article.

Article 21. Dismissal of Directors

1. The Directors shall cease to hold office when the term for which they had been appointed has expired and when the General Shareholders' Meeting so decides by applying its authority granted by law and the by-laws.

2. The Directors must leave their offices, should the Board of Directors deem this appropriate, and carry out the formalities for their relevant resignation in the following cases:

   a. When they reach the age of 70. In this case, the resignation of the Director will take place, when appropriate, at the next General Shareholders' Meeting.
   b. When they are involved in any situation of disqualification or prohibition stipulated by law.

c. When they are seriously sanctioned by the Nomination Committee, due to having infringed their obligations as Directors.

Article 22. Nature of the resolutions adopted by the Board of Directors on this matter

1. Pursuant to that set forth in Article 26 of these Regulations, the Directors affected by proposals of appointment, re-appointment or dismissal may not take part in the deliberations and ballots that are related thereto.

2. All ballots of the Board of Directors that are related to the appointment, reappointment or dismissal of Directors shall be kept secret.

Chapter II. Duties of the Directors by virtue of his office.

Article 23. General obligations of the Directors

1. The duties of the Director are to guide and control the management of the Company in order to maximize the creation of value to the benefit of all the shareholders, and to suitably distribute such value or benefits.

2. The Directors shall perform their duties in good faith and with the required diligence in order to achieve the Company interests, effectively observing the duty of loyalty towards the Company, and being particularly bound to abide by the following:

    a. To continuously devote the time and efforts required to regularly monitor the issues that arise related to the management of the Company, compiling sufficient information therefore and collaborating or assisting when this is considered necessary.

    b. To actively take part in the management body and in its Committees or assigned tasks, finding out information, expressing their opinion so that their criteria effectively contributes to the decision-taking process, and encouraging the other Directors to take part in the decision that is considered the most favorable to protect the Company interests.

    In the case that, for any justified reason, a Director cannot attend the sessions that have been summoned, such Director must instruct another Director that had been granted his proxy, at the former's discretion.

    c. The Independent Directors may only be represented by Directors of the same class.

    d. To oppose resolutions that are against the law, the By-laws or the company interest, and request that their positions be recorded in the minutes when this is considered appropriate to protect the Company's interests.

e. To carry out any specific task that is entrusted thereto by the Board of Directors and that is reasonably included in their commitment to provide their services.

f. To request the qualified persons to summon an extraordinary Board of Directors' Meeting or include the items that are considered appropriate on the agenda of the next meeting to be held, according to law and the Company By-laws.

Article 24. Non-disclosure duty of the Directors

1. Directors shall keep all the deliberations of the Board of Directors, and the bodies of which they are members, secret and abstain from disclosing any details and information received or that they may have access to due to holding their office, notwithstanding the obligations of transparency and information imposed by the commercial and Stock Market legislation.

2. This non-disclosure obligation shall remain in force even when the Director has been removed from his seat and he may not use any details or information received during his term of office for his own benefit nor may it be provided to third parties.

Article 25. Non-competition obligation

1. Notwithstanding their non-disclosure duty, the Directors may not render services to companies that compete with the main business of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. or any company in its Group at any time.

2. At the request of the Company, which must be provided in reasonable terms, the Directors must confidentially inform the Nomination Committee of their acceptance of an executive position or a post on the management body of another company or institution.

Article 26. Conflict of interest

1. The Directors must abstain from attending or taking part in deliberations and ballots that affect matters in which they have a personal interest.

   It is also considered that a Director has a personal interest when the matter affects a member of his family or a company in which he holds a substantial stake.

2. The Directors may not directly or indirectly carry out professional or commercial transactions with the Company unless this is notified in advance and the transaction is authorized by the Nomination Committee.

Article 27. Use of company assets

1. The Directors may not use the assets of the Company nor take advantage of their position in the Company to obtain an equity advantage unless they have paid the suitable consideration.

2. In an exceptional manner, the Directors may be exempt from the obligation to pay the consideration, but in this case, the equity advantage will be considered indirect compensation and must be authorized by the Compensation Committee.

   If the advantage is obtained due to his position as partner, it shall only be valid if the equality principle of treatment of shareholders is observed.

   In all cases, the Board of Directors must be informed of the economic or commercial relationship between the Director and the Company.

Article 28. Use of Company information

1. The personal use by the Directors of information not published by the Company shall only be allowed if the following conditions are fulfilled:

   a. Such information is not used for call or put transactions of the Company stock;
   b. It is not used to cause any harm to the Company; or
   c. The Company does not hold an exclusive right or a similar legal position over the information they wish to use.

2. In addition to the condition set forth in section 1.a, the Directors must observe the rules of conduct stipulated in the Stock Market legislation and, in particular, those set forth in the Internal Code of Conduct of AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A. for matters related to the stock markets.

3. The condition stipulated in the previous sections 1.c may be substituted by observing the rules in the previous Article.

Article 29. Business opportunities.

1. The Directors may not take advantage of any business opportunities of the Company to their own benefit, unless this is previously offered to the latter, and it waives the right to take advantage of it and such use is authorized by the Board of Directors.

2. For the purpose of the previous sections, business opportunity is understood to mean any possibility to make an investment or commercial transaction that has arisen or has been discovered by the Directors in performing their duties, or by means of using the resources and information of the Company, or under circumstances that could reasonably give rise to the belief that the offer by a third party was actually addressed to the Company.

Article 30. Indirect transactions.

The Directors will be deemed to have infringed their duties of loyalty to the Company if, knowing beforehand, they allow or do not reveal the existence of transactions carried out by family members or by companies in which they hold an executive position or hold a substantial stake or when the transaction submitted to Board approval refers to any subsidiary of a Group, where the Director is an executive of the Head Office of such Group, that had not fulfilled the conditions and controls set forth in the previous Articles.

Article 31. Information duties of the Directors.

1. The Directors must inform the Company of the shares, stock options or derivative instruments they hold, regarding the value of the shares that they hold directly or through companies in which they have a substantial stake, as well as the modifications that may take place in such shareholding or related rights, pursuant to that set forth in the Internal Code of Conduct.

2. At the request of the Company, which must be made within reasonable terms, the Director must also inform the Company of all the positions he holds and the activities he carries out in other companies or institutions, and, in general, any fact or situation that could be relevant regarding his actions as Director of the Company.

3. Likewise, the Director must notify the Company of any significant changes in his professional situation, those that affect the nature or condition by virtue of which he had been appointed Director, or those that could lead to a conflict of interest.

4. He must inform the Company of any legal or administrative claims, or of any other kind, that due to their importance could seriously affect the reputation of the Company.

Chapter III. Rights and authority of the Directors.

Article 32. Duty of inspection.

1. The Director must be provided with the required information for the best and most efficient performance of his duties, so that he may make an objective and fully independent opinion on the general operation of the company's management.

   For such purpose, the Director is vested with the widest embracing authority for information on any aspect of the Company, to examine its books, records, documents and any other background information on the Company transactions, and to inspect all its facilities.

   The right to information includes the subsidiary and affiliate companies, whether these are national or foreign.

2. In order not to disrupt the ordinary management of the Company, the right to information shall be channeled though the Chairman and the Vice-chairman, who shall deal with the request of the Director, directly providing the information, offering the appropriate referrals to the suitable level of the organization or taking any measures so that he may carry out any examination and inspection procedures he may wish *in situ*.

   In the event that he considers there are any deficiencies in fulfillment of his request for information, the Director must record this in the relevant minutes at the Board of Directors' Meeting.

Article 33. Assistance by experts.

1. For assistance in performing their duties, the Independent Directors may unanimously agree to contract the legal, accounting and financial advisors or any other experts at the expense of the Company.

   The task must be related to specific problems of certain importance and complexity that arise when performing their duties.

2. The decision to contract advisors or experts must be notified to the President of the Company, by means of the Secretary of the Board, and may be vetoed by the Board of Directors in the following cases:

   a. It is not necessary for the good performance of the duties entrusted to the Independent Directors;
   b. The cost is not reasonable compared to the importance of the problem and the assets and revenue of the Company; or
   c. The technical assistance required may be suitably provided by experts and technicians of the Company.

Article 34. Compensation of the Directors.

1. The Director shall be entitled to receive the compensation determined by the Board of Directors, pursuant to the statutory provision and in accordance with the instructions given by the Compensation Committee.

2. The compensation of the Directors must be transparent. For such purpose, the Compensation Committee shall draw up an annual report on the compensation policy of the Directors, which shall include the individualized compensation that the Directors had been paid for such purpose in that year.

Article 35. Compensation of the Independent Directors.

The Board of Directors and the Compensation Committee shall adopt all the measures within its power to ensure that the compensation of the Independent Directors is in accordance with the following guidelines:

a. The Independent Director must be paid depending on the actual time spent performing his duties.
b. The Independent Director must be excluded from any pension schemes financed by the Company in the case of leaving the company, death or any other reason and from any incentive plans.
c. The amount of the compensation paid to the Independent Director must be calculated in such a manner that incentives are offered for the time spent performing his duties, but this should not become a hindrance to their independence.

Chapter IV. Final provisions.

Article 36. Interpretation and monitoring of the Directors' Statute.

1. The interpretation and inclusion of the rules contained in this Title shall be entrusted, within an internal scope, to the Nomination Committee.

2. Such Committee shall also be responsible for the follow-up of the matters regulated in the Directors' Statute and supervision of its fulfillment. Each year a report shall be drawn up on these matters, stipulating the problems that had arisen and making proposals that could improve the efficiency. The report shall be submitted to the Board of Directors, to be included, when appropriate, in the Annual Corporate Governance Report.

TITLE THREE

STRUCTURE AND OPERATION OF THE BOARD OF DIRECTORS.

Chapter I. The Chairman and the Vice-chairman of the Board of Directors.

Article 37. Chairman. Duties and substitution of authority.

1. The Board of Directors shall appoint a Chairman from among its members.

2. The Chairman shall be normally empowered to summon the Board of Directors Meeting, define the agenda for such meetings and supervise the debates. The Chairman, however, must summon the Board and include the matters on the agenda that will be dealt with when this is requested by at least three Directors.

Article 38. Vice-chairman.

1. The Board shall appoint a Vice-chairman from among its members, who shall substitute the Chairman in the case the latter is unable to attend or is absent.

2. In particular, the Vice-chairman shall be responsible for summoning the Board in the case the summons is not made by the Chairman.

3. The Board may appoint more than one Vice-chairman. In this case, the duties defined in the previous sections shall be the responsibility of the First Vice-chairman.

Chapter II. The Secretary and Vice-secretary of the Board of Directors.

Article 39. Secretary. Duties.

1. The Secretary of the Board of Directors need not be a Director.

2. The Secretary shall assist the Chairman in his tasks and must supervise the good operation of the Board, undertaking, in particular, to provide the Directors with the advice and information required, keep the company documents, duly record the development of the sessions in the Minutes Book, and certify the resolutions adopted by the Board.

3. The Secretary shall be responsible in all cases for the formal and material legality of the actions of the Board, verifying that they are in accordance with the by-laws, fulfillment of the provisions issued by the regulating bodies and the consideration, when appropriate, of their recommendations.

4. The Secretary shall ensure that the principles or criteria of corporate governance of the Company and the rules of the Regulations of the Board are observed, guaranteeing that these are heeded and regularly reviewed.

Article 40. Vice-secretary.

1. The Board of Directors may appoint a Vice-secretary, who need not be Director, to assist the Secretary of the Board of Directors or to replace the latter in the event of absence from his seat.

2. Unless there is a decision to the contrary by the Board of Directors, the Vice-secretary may attend the meetings thereof to assist the Secretary in drawing up the relevant minutes.

Chapter III. Regarding the operation of the Board of Directors.

Article 41. The Board of Directors Meetings

1. The Board of Directors shall hold a meeting when this is required in the interest of the Company and at least every three months.

2. The schedule for the ordinary meetings shall be determined by the Board before the start of each financial year. The schedule may be modified by an agreement adopted by the Board or by a decision of the Chairman, who shall inform the Directors with at least five days notice prior to the date when the meeting is to be held, or the new date determined to substitute it, whichever may occur earlier.

3. The summons for the ordinary meetings shall be sent by letter, fax, telegram or email, and it shall be authorized by the signature of the Chairman or the Secretary or Vice-secretary by order of the Chairman. The summons shall be sent with sufficient prior notice so that the Directors receive it at least fifteen days before the date planned for the meeting. The summons must always include the agenda for the meeting and shall attach all the written information that may be required pursuant to that set forth in these Regulations.

4. The Chairman shall decide on the agenda for the meeting. The Directors may request the Chairman to include items on the agenda, and the Chairman shall be bound to include them when the request is made by at least four Directors with at least ten days notice before the meeting is held.

5. The extraordinary Board meetings shall be held upon the initiative of the Chairman or at the request of at least four Directors sent to the Chairman stipulating the items to be dealt with and the reasons that justify holding an extraordinary meeting.

6. The extraordinary meetings may be summoned with at least four days notice prior to the date on which the meeting will be held. Likewise, the meeting shall be deemed as duly held in all cases when all the members of the Board of Directors express their acceptance of the summons, prior to or during the meeting.

7. The schedule for holding the meetings and the system for adopting the resolutions shall be carried out according to law and the Company By-laws. In the case of doubt, the Chairman shall decide on the validity of the proxies granted by Directors who do not attend the meeting. Such proxies may be granted not only by letter, but by any other means that guarantees the validity of the proxy in the opinion of the Chairman.

8. The Chief Executive Officer of the Company, if any, shall be entitled to attend all the ordinary and extraordinary Board of Directors meetings with say but no voting rights. For such purpose such person must be included in the summons, in whatever manner this is carried out, as though he/she were a Director.

TITLE FOUR

REGARDING THE COMMITTEES OF THE BOARD OF DIRECTORS.

Article 42. Regarding the committees of the Board of Directors.

1. In order achieve the greatest efficiency and transparency in exercising the rights and fulfillment of the duties assigned thereto, the Board of Directors shall organize its work by setting up specialized Committees which shall help in taking decision on matters with a previous study thereof, or that reinforce the guarantees for objectivity and reflection with which the Board must approach certain issues.

2. Notwithstanding the statutory capacity of the Board of Directors to structure other Committees, in all cases the following shall be set up: the Audit Committee, the Nomination Committee and the Compensation Committee, all of them with no delegated rights and set up as study and making proposal bodies.

Section 1. - The Audit Committee.

Article 43. Composition.

1. The Audit Committee shall be composed of four (4) Directors, two of which must be Independent Directors.

2. The appointment of the members of the Committee shall be carried out upon a proposal of the Chairman of the Board.

3. The members of the Audit Committee shall resign when they are no longer Directors or when this is agreed by the Board.

Article 44. Competence and duties.

1. The basic duty of the Audit Committee is to support the Board of Directors in its supervisory tasks, by means of regular review of the process for drawing up the economic-financial information, its internal controls and the independence of the external Auditors. The Audit Committee shall be responsible for drawing up the proposal for a resolution by the Board of Directors on the appointment of the External Auditors of the Company, extending the term of office and dismissal thereof and on the terms and conditions of their contract. It shall also be responsible for receiving information on any issues that could jeopardize the independence of the external Auditors and any others related to the process of the development of the accounting audit, as well as any other notifications set forth in accounts audit law and the technical audit rules.

2. In particular, the Audit Committee shall be responsible for studying, reporting and reviewing the following issues or questions:

   a. Audit issues
      - The financial statements regularly submitted to the Board of Directors Meeting.
      - The regular information submitted to the Securities Exchanges in which the securities issued by the Company are traded.
      - The annual accounts and the Management Report submitted to the Board of Directors Meeting to be drawn up pursuant to law.
      - The Accounts Audit Report, with special attention to that set forth in Article 210.2 of the Spanish Corporations Law.
      - The replies of the management bodies of the Company to the recommendations made by the Accounts Auditors regarding the audit of the financial year.

- Specific investment transactions or of any other kind not included in the annual budget, when the importance thereof makes it advisable.
- The prospectus for issuing securities and, in general, any financial public information of the Company.

b. Control issues
   - Knowledge of the financial information process and policies and internal control policies and procedures of the Company regarding expenditure, investment, etc.
   - Codes of Conduct of the Senior Management staff of the Company.
   - Internal Code of Conduct for matters related to the Securities Markets.
   - Internal control systems, proposing, when appropriate, the relevant modifications.
   - Accounting practices and principles used to draw up the annual accounts of the Company.
   - Supervision of the internal audit services.

c. Fulfillment issues
   - The policies and procedures implemented to ensure the due fulfillment of the Rules in the different scopes of action of the Company and its Subsidiaries and Affiliates Companies.
   - Receive information and, when appropriate, issue a report on the disciplinary measures related to members of the senior executive team of the Company and its Subsidiaries and Affiliates Companies.
   - Inform the General Shareholders Meeting of the issues proposed by the shareholders within its competence.
   - Drawing up an annual report on the activities of the Audit Committee to be included in the Management Report.
   - Drawing up the required reports so that the Board may issue the Annual Corporate Governance Report.

3. The Audit Committee shall study any other matter that is submitted by the Board of Directors' Meeting or by the Chairman.

Article 45. Operation.

1. The Audit Committee shall regulate its own operation and shall appoint a Chairman from among its members, who must be an Independent Director. The terms of office of the Chairman shall be a maximum of four years, and he may be re-appointed once one year has elapsed since his has stepped down from office.

   The Secretary of the Board of Directors shall act as Secretary and in the absence thereof the Vice-secretary of the Board shall do so.

2. The Committee shall hold meetings as often as it may decide, whenever it is summoned by its Chairman and at least once every quarter. Every year, the Committee shall draw up an action plan for the financial year which shall be notified

3. The conclusions obtained at each meeting shall be drawn up in Minutes which shall be reported to the Board of Directors' Meeting.

4. All the members of the executive team or staff of the Company or its Subsidiaries shall be bound to attend the meetings of the Committee when requested to do so and to provide their collaboration and access to the information they may have. The Committee may also request the attendance of the Company Accounts Auditors at its meetings.

5. In order to fulfill its duties in the best possible manner, the Audit Committee may request the advice of attorneys and other independent professionals. The Secretary of the Board of Directors, at the request of the Chairman of the Committee, shall contract the services of such attorneys and professionals, whose services shall be provided directly to the Committee.

6. The Audit Committee shall be allowed access to the information and documents required to exercise its duties.

7. The provisions in these Regulations related to the operation of the Board of Directors shall also be applicable to the Audit Committee, to the extent that their nature and duties make this possible.

Section 2. - The Nomination Committee.

Article 46. Composition.

1. The Nomination Committee shall be composed of three non-executive Directors.

2. The members of the Nomination Committee shall be appointed by the Board of Directors upon a proposal by its Chairman, and shall step down from their seats when they cease to be Directors or when this is agreed by the Board of Directors.

Article 47. Competence and duties.

The Nomination Committee is assigned the following duties of proposal and reporting to the Board of Directors:

a. To previously report all the proposals that the Board of Directors made to the General Shareholders' Meeting to appoint or dismiss Directors, including cases of co-optation by the Board of Directors.
b. To report the proposals for appointment, re-appointment and dismissal of members on the Committees of the Board of Directors.
c. To draw up the report referred to in Article 19.1 of these Regulations.
d. To draw up and keep a record book of the situations of the Directors and Senior Executives of the Company.
e. Any other duties of proposal or drawing up reports assigned by these Regulations.

Article 48. Operation.

1. The Nomination Committee shall regulate its own operation and shall appoint a Chairman from among its members.

2. The Nomination Committee shall hold a meeting each time the Board or the Chairman thereof requests a report to be issued or proposals to be adopted within the scope of its duties.

3. The conclusions reached at each meeting shall be drawn up in minutes, which shall be reported to the Board of Directors' Meeting.

4. The provisions in these Regulations related to the operation of the Board of Directors shall also be applicable to this Committee, to the extent that their nature and duties make this possible.

5. The Nomination Committee shall be granted access to the information and documents required to perform its duties. For such purpose, the Chief Executive Officer of the Company must attend the meetings of the Committee and provide his collaboration when this is requested.

Section 3. - The Compensation Committee.

Article 49. Composition.

1. The Compensation Committee shall be composed of four (4) Directors, two of whom must be Independent Directors.

2. The members of the Compensation Committee shall be appointed by the Board of Directors upon a proposal by its Chairman, and shall step down from their seats when they become Directors or when this is agreed by the Board of Directors.

Article 50. Competence and duties.

The Compensation Committee holds the following duties of proposal and reporting to the Board of Directors:

a. To approve the compensation tranches for the *Chief Executive Officer* (CEO) of the Company.
b. Approve the standard contracts for the Senior Executives.
c. Determine the compensation system for the Chairman, Vice-chairman, Secretary and Vice-secretary.
d. To determine the compensation system for the Directors and regularly review it to ensure it is suitable for the tasks performed thereby.
e. Provide information on incentive schemes.
f. To draw up an annual report on the compensation policy for the Directors, under the terms stated in Article 34.2 of these Regulations.
g. Other duties of proposal and drawing up reports assigned by these Regulations.

Article 51. Operation.

1. That stipulated in Article 45.1 and 45.3 of these Regulations for the Audit Committee shall also be applicable to the Compensation Committee.

2. The Compensation Committee shall hold a meeting whenever the Board or the Chairman thereof request reports to be drawn up or proposals to be adopted within the scope of its duties.

3. The provisions in these Regulations related to the operation of the Board of Directors shall also be applicable to this Committee, to the extent that their nature and duties make this possible

4. The Compensation Committee shall be granted access to the information and documents required to perform its duties. For such purpose the Chief Executive Officer of the Company must attend the meetings of the Committee and provide his collaboration when requested to do so

****

SEC
Reference No. 82-5173

CODE OF CONDUCT
OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.
FOR MATTERS RELATED THE STOCK MARKETS
(Adapted to Law 44/2002, of November 22)

June 20, 2003

TABLE OF CONTENTS

1. INTRODUCTION

This Internal Code of Conduct regarding the Stock Market has been drawn up pursuant to that stipulated in the Royal Decree 629/1993, of May 3, regarding rules of conduct in the stock markets and compulsory registries, due to the listing of all stock representing the stock capital of Amadeus Global Travel Distribution, S.A. on the Stock Exchanges of Madrid and Barcelona and their inclusion in the Stock Exchange Interconnection System. This Code of Conduct came into force at the time the company stock was listed, i.e., on October 19, 1999.

Article 3 of the aforementioned Royal Decree obliges companies that issue securities to draw up an Internal Code of Conduct related to the Stock Market and the rules of conduct that its management bodies, employees and representatives must comply with.

In all cases the laws governing the Stock Market must be observed when they affect the specific scope of its business activity and, in particular, the General Code of Conduct of the Stock Market, attached as a Schedule to the Royal Decree 629/1993, of May 3, mentioned above and, when applicable, its provisions for the performance and development thereof.

In this respect, this text has been drawn up in accordance with the regulatory changes introduced by Law 44/2002, November 22, regarding Measures for Reform of the Financial System and, in particular, the provisions contained in articles 82 and 83 bis of the Stock Market Law 24/1988, of July 28, according to the text of the aforementioned Law 44/2002.

The General Code of Conduct of the Stock Market, attached as to the Royal Decree 629/1993, of May 3, is included in this Code as Schedule 1, which will be provided to the parties involved.

2. DEFINITIONS

For the purpose of this Code, the following terms shall be defined as shown below:

Directors and Executives of Amadeus. - These are the members of the management bodies of Amadeus who perform management duties, in particular, the members of the Executive Management Committee.

Amadeus. - This is Amadeus Global Travel Distribution, S.A.

External Consultants. - These are any individuals or companies that are not considered Directors or Executives of Amadeus and that render financial, legal, consulting services or any other kind of service to Amadeus, by means of a civil or commercial relationship.

Confidential Documents.- These are any supporting material, whether in writing, electronic format or by any other means, of Privileged Information of any legal or financial transaction, which is in the study or trading stage that upon termination could eventually become a Relevant Fact.

Issuing Company: This is Amadeus.

Amadeus Group. - This is Amadeus and all the subsidiaries and participated companies, which, in relation to Amadeus, are in any situation stated in article 4 of the Stock Market Law.

Relevant Information. – This is any information an investor could become aware of that could reasonably influence the latter when acquiring or transferring Securities or Financial Instruments issued by Amadeus and could thus substantially influence their trading position in a secondary market. In particular, Relevant Facts shall be considered any details related to the economic situation of the company in question and any data related to its investment and financing policy, which could immediately or in the future lead to substantial cash flow movements, as well as those related to its legal structure, business organization, management and controlling bodies and any other regulated event related to information on the market, the investors or the shareholders. The interpretation of the scope of this definition must be deemed as being in accordance with the Circulars issued by the Spanish Stock and Exchange Commission and any future provisions that may complete or replace them.

Privileged Information. - This is all specific information that directly or indirectly refers to one or various Negotiable Securities or Financial Instruments issued by Amadeus, which has not been made public and, when made or having been made public, could significantly influence trading on an organizing contracting market.

Financial instruments. - These are any financial instruments issued by any company that is part of the Amadeus Group, which are listed or for which an application has been made for listing on an organized contracting market or system.

Parties Subject to the Code of Conduct. - These are any parties subject to the provisions of this Code of Conduct, as referred to in section 3 below.

Associated Parties. - Regarding the Parties Subject to the Code of Conduct, these are the following: (i) spouses, except for any transactions related to their private estate; (ii) children under legal age, for which they have the custody thereof; and their children of legal age who economically depend on them, whether they live with them or not; (iii) any companies they actually control and (iv) any other person or company, which they act on behalf or in the interest of.

Negotiable Securities. - These are any variable or fixed yield securities issued by any company that belongs to the Amadeus Group, listed or for which an application has been made for listing on an organized contracting market or system.

3. SCOPE OF APPLICATION

Unless otherwise specifically stated, this Code of Conduct shall apply to the following:

(i) The Directors and Executives of Amadeus, as well as the Secretary and Vice-Secretary of the Board of Directors, whether the latter are Directors or not.

(ii) External Consultants.

(iii) The personnel in the Finance, Legal, Communications and Investor Relations Departments of Amadeus with duties or functions related to the Stock Market.

(iv) Any other person who may be included within the scope of application of this Code, as may be determined by the Secretary of the Board of Directors of Amadeus after consulting the Chairman of the Board, depending on the circumstances of each specific case.

The safeguarding prohibitions and/or obligations resulting from being granted access to the Privileged Information shall apply to any person who has been provided with such information, when such person is aware of or should have been aware of the fact that the information is of a privileged nature.

The obligations concerning the publication of the Relevant Information in the market, under the terms defined above, shall be the responsibility of the Issuing Company.

The Secretary of the Board of Directors of Amadeus shall keep an updated list at all times of all the parties subject to this Code of Conduct.

4. RULES OF CONDUCT REGARDING SECURITIES

4.1. Fulfillment of the Stock Market legislation

In general, the Parties Subject to this Internal Code of Conduct, within its scope of application, must comply with the Rules of Conduct contained in the laws regarding the Stock Market and, in particular, those contained in the General Code of Conduct of the Stock Market, attached to the Royal Decree 629/1993, which is considered a supplementary document to this Internal Code, as well as any provisions that may be stated in this respect in present or future Circulars issued by the Spanish Stock and Exchange Commission .

4.2. Prohibition to use Privileged Information

Any party subject to this Internal Code must fulfill all the provisions stipulated in article 81 of the Stock Exchange Law 24/1988, of July 28 (amended by Law 44/2002, November 22), and the regulations that may supplement or replace it in the future, including the current and future Circulars issued by the Spanish Stock and Exchange Commission referring to this prohibition.

In particular, any person who has obtained Privileged Information, under the terms defined, must not directly or indirectly, itself or through a third party, carry out any of the following:

a) Prepare or carry out any type of transaction involving Negotiable Securities or Financial Instruments, under the defined terms and conditions, to which the information refers or involving any other security, financial instrument or contract of any kind, whether listed on a secondary market or not, the underlying assets of which are the Negotiable Securities or Financial Instruments referred to in such information.

b) Notify third parties of such information, except in the normal performance of their work, profession or duties.

c) Recommend that a third party acquire or assign Negotiable Securities or Financial Instruments or enable any other party to acquire or assign them based on such information.

4.3. Safeguarding information.

The Parties Subject to this Code of Conduct and, in general, any party who has been granted access to Privileged Information, must safeguard such information, notwithstanding their duty to notify and co-operate with the legal and administrative authorities, under the terms and conditions stipulated by law.

In addition, such parties must ensure that the aforementioned data or information are not used in an abusive or misleading manner, they must report any cases in which this occurs and immediately take all the necessary measures to prevent, avoid and, when necessary, remedy any consequences resulting therefrom.

4.4. Use of Privileged Information

Any Privileged Information and transactions carried out in order to fulfill an obligation already applicable to acquire or assign Negotiable Securities or Financial Instruments shall be exempt from the prohibition to use Privileged Information, when the information, as such, is used to prepare and perform the transactions, and such obligation is included in an agreement entered into before the party in question has been allowed access to the Privileged Information, or any other transactions carried out in accordance with applicable regulations.

The prohibitions set forth in section 4.2 above shall not be applicable to any transactions involving Treasury Stock, within the framework of any buyback plans that Amadeus may carry out, or the stabilization of a Negotiable Security or Financial Instrument, providing that these transactions are carried out under the terms and conditions stipulated in the regulations.

4.5. Notification of transactions

The Parties Subject to this Code must inform the Secretary of the Board of Directors of the Issuing Company in writing of any transaction to be carried out involving Negotiable Securities or Financial Instruments, with at least 48 hours prior notice.

Notwithstanding the foregoing and in a general manner, when any party subject to this Code of Conduct independently carries out a subscription, purchase or sales transaction of Negotiable Securities or Financial Instruments on its own behalf, such person must draw up detailed notification within 15 days after the end of each calendar month, to be sent to the Secretary of the Board of Directors of Amadeus, which must include such transactions, with the date, quantity and price per share, debenture or Financial Instrument, as well as the resulting month-end balance.

Any transactions carried out by Associated Parties shall also be considered to be transactions on their own behalf and must be declared.

The Parties Subject to this Code of Conduct, which own Negotiable Securities, under the terms and conditions defined herein, on the date on which this document comes into force, shall be bound to notify the Secretary of the Board of Directors of those they own within a maximum term of 15 working days counted from the date this document comes into force. Regarding Financial Instruments, such term shall be counted from the date on which any modifications to this Code are approved by the Board of Directors.

The same term stated in this section shall be applicable to any party who, due to its post or the information it holds, may be considered a Party Subject to the Code of Conduct, as stipulated in section II above.

All the foregoing shall be deemed as notwithstanding the measures stipulated by the Ministry of Economy and the Treasury, or with its express authorization, the Spanish Stock and Exchange Commission, with respect to the manner and terms in which the parties involved must inform the latter and the general public of the purchase of Negotiable Securities and/or Financial Instruments.

4.6. Portfolio management agreements

The companies to which such parties have entrusted the management of their security portfolios need not declare the transactions ordered, with no involvement of any kind of the parties Subject to this Internal Code.

Notwithstanding the foregoing, any party that signs a portfolio management agreement shall be obliged to carry out the following:

- Notify the Secretary of the Board of Directors of the existence of such agreement and the identity of the portfolio manager. If, at the time this Code of Conduct comes into force, such party has already entered into another similar agreement, notification will also be required within 15 days after the date it comes into force. Regarding Financial Instruments, the term shall be counted from the date on which the modifications to this Code are approved by the Board of Directors.
- Order the portfolio manager to notify such body, upon the request of the latter, of any transaction involving Negotiable Securities or Financial Instruments, under the terms and conditions stipulated in this Code, within the scope of the portfolio management agreement.

4.7. Prohibition to purchase and sell Negotiable Securities and/or Financial Instruments

a) Under no circumstances may the Negotiable Securities or Financial Instruments acquired be sold on the same day as such purchase.

b) Under no circumstances may the Parties Subject to this Code carry out any purchase or sale transaction of Negotiable Securities and/or Financial Instruments within seven calendar days immediately prior to the publication of the financial results by the issuing Company, unless such transaction is carried out in compliance with an obligation that must be fulfilled to purchase or sell the Negotiable Securities or Financial Instruments, providing such obligation is stipulated in an agreement signed prior to the aforementioned seven days.

4.8. Information related to conflict of interest

The Parties Subject to this Code of Conduct are required to notify the Secretary of the Board of Directors of Amadeus regarding any possible conflict of interest there may be with any other company in the Amadeus Group, due to their family relations, personal estate or for any other reason. Any doubt regarding the possibility of a conflict of interest must be discussed with the Secretary of the Board of Directors of Amadeus before any decision is adopted that may be related to such conflict of interest.

A conflict of interest shall not be deemed to have occurred due to family relations when the relationship is more distant than the third level blood relationship or the second level of a common relationship.

In all cases, any possible conflict of interest shall be deemed to have arisen related to personal estate, when such conflict is related to a Company in which the Party Subject to this Code of Conduct owns more than 5% of its capital.

The aforementioned information must be regularly updated, taking into account any modification or termination of the previously notified situation, as well as the fact that any other possible conflicts of interest may have arisen.

All notifications must be made within 15 working days and, in all cases, prior to any decision being adopted that could be affected by the possible conflict of interest.

4.9. File of notifications made

The Secretary of the Board of Directors of Amadeus shall be bound to duly keep a file of all notifications, notices and any other actions related to the obligations included in this Code of Conduct. The data in such file shall be deemed as strictly confidential. The Secretary of the Board of Directors of Amadeus shall request the parties concerned to confirm from time to time the balance of the certificates, Negotiable Securities or Financial Instruments included in such file.

5. PRIVILEGED INFORMATION AND RELEVANT FACTS

5.1. General Provision

Amadeus, in its position as a Company issuing securities, shall immediately publish all the Relevant Information in the market by notifying the Spanish Stock and Exchange Commission under the terms and conditions set forth in article 82 of the Stock Exchange Law .

For such purpose, the notification to the Spanish Stock and Exchange Commission must be carried out prior to any other means of publication and as soon as it is known that the decision has been adopted by the competent body or the agreement or contract has been entered into with the third parties in question.

For example and not limited thereto, the list below shows the facts that may be considered Relevant Facts due to affecting the following:

a) Basic data related to the economic situation of the company or its group.

b) Data related to the investment and financing policy that could lead to significant immediate or future cash flow movements.

c) Data regarding the legal structure of the Issuing Company, its business organization and management or executive bodies.

d) Treasury Stock portfolio transactions.

e) Other regulated events regarding notification to the market, investors and shareholders (among which, summons of general shareholders' meetings, any payments of dividends, plans for financial transactions such as increases in capital, issuing convertible debentures, legal action brought against the Issuing Company, sanctioning processes being brought by the regulatory or supervisory authorities, as well as the decisions adopted thereby).

5.2. Treatment of Privileged Information and Relevant Facts

1. Confidentiality stage:

   Whenever the information regarding a Relevant Fact is considered to be Privileged or during the study or trading stages of any type of legal or financial transaction that could significantly influence the trading of the securities or financial instruments, the following shall be applicable:

   a) Non-disclosure:

      All Parties Subject to this Code of Conduct must fulfill all the provisions set forth in the rules stipulated in the previous section.

b) Follow-up of the trading of securities issued

The Financial Manager of Amadeus must monitor with special attention the trading of the Securities during the confidentiality stage of the actions or circumstances that imply a Relevant Fact. Should any unusual development occur concerning the contracted volumes or the trading prices and if there are reasonable signs that such development has taken place due to the early, partial or misleading publication of the transaction, the Chief Executive Officer shall be immediately notified, who will then use the normal channels to clearly and accurately publish such actions or circumstances by means of a Relevant Fact.

c) Information to third parties

Any Party Subject to this Code of Conduct shall abstain from providing analysts, shareholders, investors or the press with information, when the contents of which may be considered a Relevant Fact and that had not previously been made available to the general market.

2. Announcement stage

The Secretary of the Board of Directors of Amadeus must notify the Spanish Stock and Exchange Commission of the Relevant Facts, after first consulting the Chief Executive Officer of the Issuing Company, under the terms and according to the procedures set forth in the provisions currently in force.

5.3. Conduct to be observed

Unless duly authorized by the Board of Directors, and such authorization may not be granted if it is not in compliance with that set forth in the Stock Exchange Law, the Parties Subject to this Code of Conduct must refrain from directly or indirectly carrying out any actions defined in section 4.2 above, either itself or through any third party, regarding the knowledge of the Relevant Fact they may have obtained.

5.4. Registration of parties with access to Privileged Information

The Secretary of the Board of Directors must keep a record of the parties known to have access to the Privileged Information or any other kind of Relevant Information, and shall be responsible for adopting all the security measures required for safeguarding, filing, accessing, copying and publishing such information.

6. TREATMENT OF CONFIDENTIAL DOCUMENTS.

6.1. Formal treatment of Confidential Documents

The treatment of Confidential Documents shall be in accordance with the following rules:

(i) Filing. - The Confidential Documents shall be kept in differentiated places and shall be assigned to files in the offices and cabinets and on the bookcases and shelves designated for such purpose, which shall be provided with special protection systems thus ensuring that only authorized personnel are allowed access to such information.

(ii) Copying. - Copies or access to a Confidential Document must be expressly authorized by the person in charge of the document in question, and any party allowed access to or that obtains a copy of such document shall be included in the list of personal with access to the confidential information. External Consultants must be required to sign a non-disclosure commitment under the terms and conditions set forth in Schedule 3.

Any person who obtains a reproduction or copy of the Confidential Documents must be informed of the prohibition to make second copies.

(iii) Publishing. - General publishing and sending of Confidential Documents, as well as any copies, shall be carried out, as far as possible, in person and only to those people whose names are included in the confidential information access list.

(iv) Destroying Confidential Documents.- The destruction of Confidential Documents, as well as any copies thereof, shall be carried out using the appropriate equipment to burn them or any other means that will fully ensure that the Confidential Document has been duly destroyed.

(v) For the purpose of that set forth in this section, any person entrusted with the co-ordination of the work related to confidential information shall be deemed to be responsible for the Confidential Documents.

6.2. Registration of the Confidential Documents

The Secretary of the Board of Directors of Amadeus must keep a Central Registry for which the appropriate procedure will be used to record the information received from any person responsible for the Confidential Documents, in accordance with that set forth in point 6.1 above. The Secretary must also keep an updated list of the parties who have access to the confidential information, in accordance with the information received for such purpose from the various persons responsible therefor. The list shall be drawn up in accordance with the model attached hereto as Schedule 4.

7. TRANSACTIONS WITH TREASURY STOCK

In determining and performing the specific plans related to acquiring or disposing of Negotiable Securities or Financial Instruments by the company and its subsidiaries, the Parties Subject to this Internal Code must bear in mind the practice used to manage the Treasury Stock portfolio orders in the market, which is attached to this document as Schedule 2.

Any transaction involving Treasury Stock shall require the approval of the Board of Directors.

Carrying out any purchase or sale orders of Negotiable Securities or Financial Instruments by the company and its subsidiaries shall require the joint authorization of the Financial Manager and/or the Treasurer of the Group and the Secretary and/or the Vice-Secretary of the Board of Directors.

8. FOLLOW-UP COMMITTEE

The committee in charge of following up that the provisions included in this Code of Conduct have been duly fulfilled shall be composed of the person who holds the position of Secretary of the Board of Directors of the company and any other persons appointed by the former to collaborate therewith.

In addition, the Secretary of the Board of Directors, acting as the Follow-up Committee, shall be responsible for keeping and updating the registries referred to in this Code of Conduct.

This person must have the necessary skills to carry out the duties required in this Code of Conduct and must notify the Board of Directors on the fulfillment of this Code of Conduct and regarding any consequences of failure in fulfillment.

The Secretary of the Board of Directors, as well as the parties appointed to collaborate therewith, must ensure the strict confidentiality of all the transactions that they may become aware of due to exercising their duties granted to the Follow-up Committee by virtue of this Code of Conduct. The same confidentiality requirement shall be applicable to the members of the Board of Directors in the event that they become aware of the transactions in accordance with that set forth in the previous paragraph.

In addition, the Secretary of the Board of Directors shall be responsible for updating this Internal Code of Conduct as well as ensuring that its contents are duly informed, understood and accepted by all parties related to Amadeus that may be applicable thereto. For such purpose, and as soon as possible after this Code of Conduct has been approved by the Board of Directors, the Secretary of the Board of Directors shall send a written commitment to the Spanish Stock and Exchange Commission to guarantee that such obligations will be fulfilled.

The Board of Directors of Amadeus shall be authorized at any time to appoint any other person to perform the duties set forth herein, and to exercise any of the authority for which the Follow-up Committee is responsible.

9. VALIDITY AND BREACH OF CONTRACT

9.1 Valid date and publication

This Code of Conduct shall come into force on the date on which Amadeus stock is listed on the Madrid and Barcelona Stock Exchanges. The Secretary of the Board of Directors of Amadeus shall inform the parties involved of such date.

Any change that may be made to this Code of Conduct shall come into force immediately after it has been approved by the Board of Directors.

9.2 Breach of contract

Any breach of contract of that set forth in this Code of Conduct shall be considered a labor offense, the severity of which shall be determined in the procedure to be carried out, pursuant to the provisions currently in force.

The foregoing shall be deemed applicable, notwithstanding any civil or criminal liability that in each case may be brought against the breaching party, as well as the administrative liability to the Spanish Stock and Exchange Commission derived from the regulating rules of the Stock Market.

SCHEDULE 1

General Code of Conduct of the Stock Market (Schedule attached to the Royal Decree 629/1993, of May 3)

ARTICLE 1. IMPARTIALITY AND GOOD FAITH

All persons and companies must act impartially and must not put their own interests before those of their clients, and they must act to the benefit of the latter and ensure the proper operative procedures of the Market.

They must therefore adapt their conduct to the following rules in the performance of their duties:

1. They must not create false evolution of trading prices to their own benefit or that of any third party.

2. They must not purchase or sell securities on their own behalf with conditions that are identical or better than those of their clients, or any others portfolios they are managing by virtue of general or specific mandates.

3. When grouped orders are traded on its own behalf or through a third party, the distribution of the securities acquired or sold or the potential yields, whether the order is fully or partially performed, it must ensure that no harm is caused to any client.

4. Notwithstanding the freedom to enter into agreements and determine its fees, a company must not offer advantages, incentives, compensation or indemnity of any kind to relevant or influential clients thereof, when such conduct may cause harm to other clients or the protection of transparency in the Market.

5. They must not encourage a client to carry out a business for their own exclusive benefit. Therefore, companies shall refrain from carrying out transactions for the sole purpose of receiving fees or increasing them unnecessarily with no benefit to the client.

6. Companies must not act in advance on their own behalf or encourage a client to take action when the price may be influenced by an order from one of their other clients.

7. The companies, or the parties that work in them, must not request or accept direct or indirect gifts or incentives for the purpose of giving their clients' transactions privileged treatment or that could create a conflict of interest with other clients, whether this is by means of misleading advice, infringing the need for due discretion or any other unjustified reason.

ARTICLE 2. CARE AND DILIGENCE

Companies must act with due care and diligence in their actions and they must carry out such actions in accordance with the strict instructions of their clients or,

ARTICLE 3. RESOURCES AND SKILLS

The companies must organize and control its resources in a responsible manner and must adopt the necessary measures and use the appropriate resources to effectively carry out their business activity. Therefore:

1. They must set up the administrative and accounting procedures needed for the suitable control of the activities they intend to perform and the related risks, and ensure that any access and security systems of their information technology resources are sufficient for such purpose.

2. They shall not agree to carry out any transactions if they do not have the adequate resources and means available to do so.

3. They must adapt their commercial expansion, in particular, that related to opening branches and agencies, to the availability of their necessary organizational resources.

4. They must ensure that the information related to the respective activities in the various sectors is not directly or indirectly accessible to the others, so that each duty may be carried out independently. In all cases, in addition to the aforementioned limitation, the necessary measures must be adopted so that there is no conflict of interest derived from the decision-making process both within the company and between the various companies in the same group.

5. They must adopt the appropriate controls and measures to ensure that the members of the management bodies, employees and representatives fulfill the requirements of the Code of Conduct established in this Royal Decree and in those regulations that the company may determine in accordance with that set forth in the following article.

6. They must set up the procedures and means of control required to ensure that parallel or fraudulent activities are not carried out by the employees and company representatives with their clients.

7. Both companies and individual businesses must have the necessary resources to ensure that no harm is caused to the interests of their clients in the event that the business is terminated or interrupted.

ARTICLE 4. INFORMATION REGARDING THE CLIENTS PORTFOLIO

1. Companies must request the necessary information from its clients for identification purposes, as well as all information regarding the clients' financial situation, investing experience and objectives, when the latter is deemed relevant for the services that are to be provided.

2. The information that the companies obtain from their clients, in accordance with that set forth in the previous section, shall be confidential and may not be used for their own benefit or that of third parties or for any purpose other than the purpose for which the information was requested.

3. The companies must set up internal control systems that prevent the publication or use of the information obtained from their clients.

ARTICLE 5. INFORMATION TO CLIENTS

1. The companies shall offer their clients and provide them with any information they may have available that could influence their clients' investment decisions and they must give each client the time and attention necessary to find the products and services that best fulfill their needs.

2. The companies must ensure they have the necessary updated information systems with the appropriate regularity to obtain all the relevant information to be provided to their clients.

3. The information to clients must be clear, correct, accurate, adequate and delivered on time to avoid any incorrect interpretation and must point out risks involved in each transaction, in particular, regarding high-risk financial products, so that the client clearly understands the implications of the contracted transaction. Any forecast or prediction must be reasonably justified and all necessary explanations must be provided to avoid any misunderstanding.

4. All the information that the companies, its employees or representatives provide to the clients must represent the opinion of the company regarding the matter in question and must be based on objective criteria, without using Privileged Information. For such purpose, any studies or analysis performed that are used as the basis for the recommendations must be kept in a systemized manner

5. The companies must notify their clients as soon as possible of any consequences related to their transactions and immediately include any new instructions, if any, in the interest of the client. However, when this is not possible due to time constraints, they must take measures that are based on caution and considered to be in the best interest of the client.

6. The economic association or any other kind of association there may be between the company and other companies that act as a counterpart must be specifically informed to the clients.

7. The companies that provide consulting services to its clients must comply with the following rules:

a) They must act in a loyal, professional and impartial manner when drawing up their reports.

b) They must provide Information on any relevant economic associations, or any other kind of association there may be or that may be established in the future between such companies and the providers of the products related to the consulting service.

c) They must refrain from trading on their own behalf prior to disclosing the analysis or studies that may affect certain securities.

d) They must refrain from providing studies or analysis that contain investment recommendations for the sole purpose of benefiting the company.

ARTICLE 6. CONFLICT OF INTEREST

Companies must avoid any conflict of interest between clients and, when they cannot be avoided, ensure that there are the required internal mechanisms to resolve them, without any privilege whatsoever being granted to either party.

They must therefore comply with the following rules:

Under no circumstances may they reveal transactions carried out for certain clients to others.

They must not encourage a client to carry out a transaction in order to provide an advantage to another client.

They must establish general rules regarding proportional allotment or distribución of orders performed to avoid any conflict in transactions involving two or more clients.

ARTICLE 7. REFUSAL TO CONTRACT AND DUTY OF ABSTENTION

The companies must refuse any transactions with unauthorized brokers, as well as any transactions they become aware of that may infringe the applicable regulations thereto.

****

SCHEDULE 2

Criteria for managing orders of Treasury Stock portfolio in the market

1. ADEQUATE DETERMINATION OF MARKET PRICES AND TREASURY STOCK PORTFOLIO.

Any transactions involving the purchase and sale of Treasury Stock carried out by a company in the "SIBE" order or fixing systems shall not prevent the adequate determination of market prices, providing that the following conditions are fulfilled:

1.1. Volume.

The company must not adopt a controlling position in trading its shares in any session.

This requirement shall be deemed to be fulfilled when the transactions involving the Treasury Stock portfolio represent less than 25% of the average daily trading of such stock, in the "SIBE" order and fixing systems. In exceptional circumstances, such as isolated sessions in which the market volatility is much higher than is typically average, the Treasury Stock portfolio volume may be increased above the 25% threshold, providing that the Spanish Stock and Exchange Commission is immediately and confidentially informed of the new limit to be applied.

The daily average will be fixed based on the average volume traded in the "SIBE" order and fixing systems within the normal trading schedule in the last 10 working days, (any Public Offering of Sale or Takeover Bid carried out during this period shall not be included in this calculation).

1.2. Price.

The purchase orders must be fixed at a price that does not exceed the higher of the two prices shown below:

a. The price of the last transaction carried out on the market by independent parties.

b. The highest price contained in a purchase order in the order book.

Sales orders must be fixed at a price that is no less than the lower of the two prices shown below:

a. The price of the last transaction carried out on the market by independent parties.

b. The lowest price contained in a sales order in the order book.

1.3. Time.

In order to avoid an operating concentration regarding Treasury Stock at specific times in the trading session, and bearing in mind that the opening and closing prices are considered by investors as representative of the market trend, the Treasury Stock portfolio transactions shall be subject to the following time limits:

a. During the adjustment period, the issuer must act with extreme caution in order to ensure that the price trend is not affected.

b. Orders involving the purchase or sale of the Treasury Stock portfolio in the last five minutes of trading shall not be entered. However, to avoid sharp fluctuations at the close of a session that are not related to the trend shown during the day, orders that were previously entered may be maintained, providing they do not represent a significant percentage of the portfolio. These orders may be withdrawn at any time.

In an exceptional manner, and in order to avoid sharp fluctuations at the close of a session that are not related to the trend shown during the day, due to the orders entered in the stipulated period, the Treasury Stock orders may be entered, providing that the Spanish Stock and Exchange Commission is immediately and confidentially informed of such circumstance and the reasons therefor.

c. All the transactions involving Treasury Stock must be carried out during normal trading times.

1.4. Counterpart in Treasury Stock portfolio transactions.

The issuer may not agree to any Treasury Stock portfolio transactions with companies in its group, its advisors, major shareholders or any parties acting on behalf of the former.

The issuer may not simultaneously make purchase or sale orders involving its Treasury Stock.

1.5. Market member acting as a broker to perform the orders.

In order to follow-up these transactions, the issuer shall appoint one market member to act as a broker for all the Treasury Stock portfolio transactions. Once the market member has been appointed, the issuer must confidentially notify the Spanish Stock and Exchange Commission before trading takes place that involves these transactions. Immediate notification of any changes thereof shall also be provided. In the event that an agreement is entered into the issuer and the market member that handles the Treasury Stock portfolio transactions, the issuer shall confidentially send a copy to the Spanish Stock and Exchange Commission and the Governing Companies.

2. INTERNAL ORGANIZATION CRITERIA FOR PERFORMING TREASURY STOCK PORTFOLIO TRANSACTIONS.

In order to improve market transparency and to enable issuers to define an objective framework to perform their Treasury Stock portfolio policy, the issuers' Board of Directors must include the following measures in the Internal Code of Conduct before authorization is granted by the General Shareholders' Meeting.

The Internal Code of Conduct stipulated in article 3 of Royal Decree 629/93 must determine the organizational criteria that govern the issuer when purchasing and selling Treasury Stock, determining at least the following:

The department and person responsible for the decisions related to purchasing and selling Treasury Stock;

A system to ensure that no reserved or privileged information generated in the company becomes available to the persons responsible for the decisions to purchase or sell Treasury Stock.

The authorization, control, registry and filing system of the transactions related to purchasing and selling Treasury Stock.

****

SCHEDULE 3

NON-DISCLOSURE COMMITMENT

ACCEPTANCE FORM

First name: ____

First surname: ____

Second surname: ____

with (complete, as appropriate)

National Identification Card Number____________________________

Passport number ______________________________________

hereinafter referred to as the EXTERNAL CONSULTANT,

declares that:

(i) For the reasons outlined below, certain Privileged and Confidential Information is required: ____
____
____
____________________.

(ii) Therefore, the Privileged Information was received from ______________, S.A. regarding ____.

(iii) I am aware of the regulating rules regarding the treatment of confidential information received from Amadeus, as contained in the Internal Code of Conduct for Matters Related to the Stock Market, dated ____________, and I hereby undertake to fulfill such rules and to ensure that my staff also fulfills them.

(iv) While the information received remains privileged and it refers to Relevant Facts, I shall strictly fulfill and ensure that my staff fulfills that set forth in article 81 of the Stock Market Law.

In ________________, on the ___ day of ________________ in the year ______.

Signature: ____________________

SCHEDULE 4

LIST OF EMPLOYEES WITH ACCESS TO PRIVILEGED INFORMATION

PROJECT ____

SURNAMES	FIRST NAMES	CODE EMPLOYEE	DATE OF ACCESS	SIGNATURE(*)

(*) By signing this document, the employee declares that he/she understand the confidentiality obligations regarding this confidential information and is subject to the regulating rules regarding the treatment of the Privileged Information in Amadeus, as stipulated in the Internal Code of Conduct for Matters Related to the Stock Market, dated ____________.

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements as of June 30, 2003, prepared in accordance with International Accounting Standard 34 and Review Report of Independent Accountants

(UNAUDITED)

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of June 30, 2003 and the related consolidated statements of income for the six and the three month periods then ended and of cash flows and of changes in shareholders' equity for the six month period ended on the same date. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE & TOUCHE S.A.
Registered in the Spanish Official Auditor Register (R.O.A.C.) under nº S0665

Javier Peris

F. Javier Peris Álvarez

July 24, 2003

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	June 30, 2003 (Unaudited)	December 31, 2002
Current assets		
Cash and cash equivalents	14,743	18,302
Accounts receivable, net	205,230	167,176
Accounts receivable – affiliates, net	76,261	60,106
Loans receivable and advances – affiliates	-	143
Taxes receivable	48,396	55,362
Prepayments and other current assets	81,777	66,486
Total current assets	426,407	367,575
Tangible assets		
Land and buildings	129,390	129,355
Data processing hardware and software	427,924	410,471
Other	127,557	116,019
	684,871	655,845
Less accumulated depreciation	406,635	378,987
Net tangible assets	278,236	276,858
Intangible assets		
Patents, trademarks and licenses	83,638	82,797
Purchased technology	41,688	-
Software development projects	297,351	269,809
Purchased contracts	273,963	260,480
Goodwill	302,298	225,680
Other	15,709	15,989
	1,014,647	854,755
Less accumulated amortization	433,928	384,148
Net intangible assets	580,719	470,607
Deferred income taxes	212,299	200,805
Loans receivable - affiliates	2,869	2,813
Investments in associates	73,989	124,153
Other long-term investments, net	94,612	38,278
Total other non-current assets	383,769	366,049
Total non-current assets	1,242,724	1,113,514
Total assets	1,669,131	1,481,089

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2003 (Unaudited)	December 31, 2002
Current liabilities		
Accounts payable, net	241,016	229,585
Accounts payable – affiliates, net	40,702	31,128
Dividends Payable	30,000	-
Debt payable within one year	151,215	67,615
Current obligations under finance leases	9,596	8,085
Income taxes payable	52,266	11,147
Other current liabilities	83,164	77,598
Total current liabilities	607,959	425,158
Long-term liabilities		
Long-term debt	50,081	140,801
Obligations under finance leases	109,297	109,960
Deferred income taxes pay able	138,497	110,262
Other long-term liabilities	75,313	71,541
Total long-term liabilities	373,188	432,564
Minority Interests	1,055	1,027
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	373,288	373,195
Treasury shares and other similar equity instruments	(127,957)	(128,050)
Retained earnings	432,785	367,026
Cumulative translation adjustments	(19,085)	(17,729)
Total shareholders' equity	686,929	622,340
Total liabilities and shareholders' equity	1,669,131	1,481,089

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	469,653	474,554	972,320	955,599
Cost of sales	373,717	369,505	760,354	742,099
Gross profit	95,936	105,049	211,966	213,500
Selling, general and administrative expenses	20,130	20,222	40,709	34,658
Operating income	75,806	84,827	171,257	178,842
Other income (expense)				
Interest expense, net (Note 6)	(4,265)	(3,926)	(7,932)	(8,487)
Exchange gains (losses)	(133)	(1,389)	374	(18)
Other income (expense), net	1,553	5,291	2,166	15,306
Income before income tax	72,961	84,803	165,865	185,643
Income tax	29,084	32,632	67,175	71,455
Income after taxes	43,877	52,171	98,690	114,188
Equity in income (losses) from associates	(5,103)	(5,969)	(8,675)	(10,056)
Equity in income (losses) from discontinuing operations	-	(1,145)	-	(2,420)
Minority Interests	(26)	-	(44)	-
Net income	38,748	45,057	89,971	101,712
Basic earnings per Class "A" share, in EURs (Note 7)	0.07	0.08	0.16	0.18
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.07	0.08	0.16	0.17
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the six-month period ended June 30,	
	2003	2002
	(Unaudited)	
Cash flows from operating activities		
Operating income	171,257	178,842
Adjustments for:		
Depreciation and amortization	96,601	83,620
Operating income before changes in working capital:	267,858	262,462
Accounts receivable	(39,278)	(42,582)
Taxes receivable	(2,010)	(4,911)
Other current assets	3,891	(8,974)
Accounts payable	(5,118)	3,761
Other current liabilities	(7,657)	(10,257)
Other long-term liabilities	(323)	10,472
Cash provided from operating activities	217,363	209,971
Income taxes paid	(23,230)	(25,552)
Net cash provided from operating activities	194,133	184,419
Cash flows from investing activities		
Additions to tangible assets	(15,723)	(33,898)
Additions to intangible assets	(45,676)	(48,126)
Investment in subsidiaries and associates, net of cash acquired	(73,165)	(2,372)
Interest received	172	1,945
Sundry investments and deposits	(1,829)	(1,803)
Acquisition of Treasury shares	(86)	(6,512)
Disposal of Treasury shares	-	740
Loans to third parties	(53,493)	(486)
Loans to affiliates	(1,404)	(2,053)
Cash proceeds collected/(paid) - derivative agreements	5,210	2,766
Disposals of sundry investments	1,971	645
Dividends received	2,114	4,260
Proceeds obtained from disposal of fixed assets	1,778	2,782
Net cash used in investing activities	(180,131)	(82,112)
Cash flows from financing activities		
Proceeds from borrowings	257,284	51,244
Repayments of borrowings	(264,380)	(132,702)
Interest paid	(6,171)	(8,970)
Payments of finance lease liabilities	(4,667)	(5,667)
Net cash provided by / (used in) financing activities	(17,934)	(96,095)
Effect of exchange rate changes on cash and cash equivalents	373	(1,141)
Net increase / (decrease) in cash and cash equivalents	(3,559)	5,071
Cash and cash equivalents at beginning of period	18,302	18,611
Cash and cash equivalents at end of period	14,743	23,682

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836
Accounting for financial instruments	-	1,504	-	10,125	9,340	20,969
Other gains (losses)	-	-	-	-	(23,889)	(23,889)
Gains (losses) not recognized in the statement of income	-	1,504	-	10,125	(14,549)	(2,920)
(Acquisitions) / disposals of Treasury shares, net	-	(5,651)	(5,651)	5,651	-	(5,651)
Equity swap transactions	-	(56,986)	(56,986)	56,986	-	(56,986)
Dividends	-	-	-	(38,000)	-	(38,000)
Net income for the period	-	-	-	101,712	-	101,712
Balance as of June 30, 2002 (Unaudited)	27,898	377,004	(114,229)	314,379	(15,061)	589,991

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Accounting for financial instruments	-	-	-	5,749	6,073	11,822
Other gains (losses)	-	-	-	132	(7,429)	(7,297)
Gains (losses) not recognized in the statement of income	-	-	-	5,881	(1,356)	4,525
(Acquisitions) / disposals of Treasury shares, net	-	93	93	(93)	-	93
Dividends	-	-	-	(30,000)	-	(30,000)
Net income for the period	-	-	-	89,971	-	89,971
Balance as of June 30, 2003 (Unaudited)	27,898	373,288	(127,957)	432,785	(19,085)	686,929

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

1. Activity

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides services through its e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. Basis of presentation

a) General information

The accompanying June 30, 2003 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2002.

The interim consolidated financial statements do not include all of the information and footnotes required by IAS for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two. However, during the first half of 2003, the effects of the Iraqi war and SARS may distort in some degree the historical tendency mentioned before.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of June 30, 2003 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IAS as of June 30, 2003 by approximately EURs 159.3 million and the net income reflected under Spanish GAAP is lower than the net income under IAS for the six-months ended June 30, 2003 by approximately EURs 3.3 million. As of and for the six-month period ended June 30, 2002 these differences were approximately EURs 197.8 million and EURs 23.1 million, respectively. The main differences as of and for the six-month period ended June 30, 2003 and 2002 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

3. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the six-month period ended June 30,	
	2003	2002
Europe	663,934	588,971
United States	94,715	113,161
Rest of the world	213,671	253,467
Total revenue	972,320	955,599

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The following geographical distribution of assets is based on the country where the assets are located or they relate to. The split of assets as of June 30, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets , net	250,138	16,595	11,503	-	278,236
Intangible assets , net	272,963	108,323	15,876	183,557	580,719
Investments in associates	49,643	9,300	15,046	-	73,989
Total	572,744	134,218	42,425	183,557	932,944

The split of assets as of December 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	243,576	22,316	10,966	-	276,858
Intangible assets, net	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	-	124,153
Total	489,366	166,450	44,556	171,246	871,618

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment geographically global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

4. Taxation

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of June 30, is as follows:

	2003	2002
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.6	0.6
Permanent differences due to goodwill amortization	3.0	1.4
Other permanent differences	1.7	1.6
Losses with no tax benefit recognition	0.2	0.3
Other	-	(0.4)
Effective tax rate	40.5	38.5

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

5. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables – affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on the shareholders' airline. Total revenues earned by the Group from affiliates for the six-month periods ended June 30, 2003 and 2002, were KEURs 265,816 and KEURs 270,293, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Loans receivable and advances – affiliates

Total interest earned by the Group from affiliates is KEURs 16 and KEURs 553 for the six-month periods ended June 30, 2003 and 2002, respectively. Interest rates for these loans denominated in Swedish Krones (SEK) ranged from 4.86% to 5.16% for the six-month period ended June 30, 2003. Interest rates for the loans denominated in USD and EURs ranged from 3.35% to 6.75% for the six-month period ended June 30, 2002.

c) Accounts payable – affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Group with its affiliates are KEURs 147,991 and KEURs 173,668 for the six-month periods ended June 30, 2003 and 2002, respectively.

6. Additional information

a) The Group's personnel expense and number of employees were as follows:

	For the six-month period ended June 30,	
	2003	2002
Gross personnel costs	188,103	156,547
Less amount capitalized	12,681	16,442
Net charge to income	175,422	140,105
Average number of employees	4,931	3,958

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the six-month period ending June 30, 2003 and 2002 were of KEURs 25,408 and KEURs 33,112, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) The Group's net interest expense was as follows:

	For the six-month period ended June 30,	
	2003	2002
Interest expense	8,868	10,707
Less interest income	936	2,220
Net interest expense	7,932	8,487

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 45,151 and KEURs 32,153 for the six-month periods ended June 30, 2003 and 2002, respectively.

d) Allowances – accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of June 30, 2003 in the amount of KEURs 48,422, and as of December 31, 2002 in the amount of KEURs 43,065.

e) Stock Incentive Plans

Total expense recognized relating to stock grants and employee stock purchase plans, including social costs, for the six-month periods ending June 30, 2003 and 2002 was of KEURs 51 and KEURs 1,186, respectively. During the six-month period ended June 30, 2003 the Group delivered 20,035 and 13,435 shares to participants in the stock grant and in the employee stock purchase plans, respectively. As of June 30, 2003 the number of shares required in order to meet the obligations under the stock grant and option plans was of 141,708 and 8,746,465, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2002 and June 30, 2003 can be summarized as follows:

Cash settlement option	Number of warrants
Yes	5,900,000
No	4,768,000
	10,668,000

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of June 30, 2003	As of December 31, 2002	As of June 30, 2003	As of December 31, 2002
Treasury shares	99,577	99,670	15,696,898	15,711,730
Equity swaps	28,380	28,380	4,500,000	4,500,000
	127,957	128,050	20,196,898	20,211,730

A summary of all equity swap agreements as of December 31, 2002 and June 30, 2003 is as follows:

	Number of shares
Interim cash settlement	1,812,462
No interim cash settlement	4,500,000
	6,312,462

h) Other income

A pre-tax year-to-date gain of KEURs 1,980 and KEURs 12,190 is included in other income as a result of the variation in the fair value of the warrants and equity swaps

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

7. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of June 30, 2003 and 2002 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(20,196,898)	(16,656,393)	(20,201,514)	(11,591,114)
Total shares outstanding	569,803,102	573,343,607	569,798,486	578,408,886
Dilutive effect of warrants, stock options and stock grants	575,244	1,680,773	589,254	1,717,473
Total number of diluted shares	570,378,346	575,024,380	570,387,740	580,126,359

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2003 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class 'B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended June 30, is as follows:

	2003	2002
Net income, in KEURs	89,971	101,712
Weighted average number of class "A" shares outstanding	569,798,486	578,408,886
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.16	0.18
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended June 30, is as follows:

	2003	2002
Net income, in KEURs	89,971	101,712
Weighted average number of diluted class "A" shares outstanding	570,387,740	580,126,359
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.16	0.17
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

8. Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of June 30, are as follows:

	2003	2002
Cash on hand and balances with banks	13,952	17,113
Short-term investments	791	6,569
	14,743	23,682

9. Investments in subsidiaries and associates

a) During the six-month period ended June 30, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in START AMADEUS GmbH (total interest 100%).

i) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited and Amadeus Marketing Romania S.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	90,504
Deferred consideration	3,881
Cash acquired as a result of current acquisition	33,658
Tax benefit on investments	(15,827)
Equity in net assets acquired	(26,487)
Excess purchase price	85,729
Allocation of fair value to net assets acquired	(21,633)
Goodwill	64,096

Following the 66% acquisition of Start Amadeus, the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Start Amadeus' local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been reclassified to the Purchase technology caption in the Balance Sheet.

The reconciliation between the net cash paid for the acquisition of the 66% interest and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	90,504
Cash acquired related to the pre-existing ownership in Start Amadeus	(17,339)
Net cash invested in subsidiaries and associates	73,165

b) During the six-month period ended June 30, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)

i) Newly created companies:

- 100% interest in Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in Amadeus Argelia S.A.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	2,372
Capitalization of debt	7,759
Equity in net assets acquired	(7,268)
Excess purchase price	2,863

10. Other significant investments

During April 2003, the Group has invested 49 million euros, through a loan convertible into equity following regulatory approval, in Opodo, a pan-European online portal with Internet travel sites in Germany, UK and France. Following the conversion of this loan into equity, Amadeus expects to own 16.667% of this company. This investment, once converted into equity, will be treated for accounting purposes as an available-for-sale financial asset and the results of Opodo will not be consolidated in Amadeus' earnings, as Amadeus is not expected to have significant influence over Opodo's operations.

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of June 30, 2003 and 2002 as included in the consolidated financial statements prepared under International Accounting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the six-month periods ended June 30, 2003 and 2002 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the six-month period ended June 30, 2003	2002
		(Unaudited)	
Net Income-Spanish GAAP		**86,654**	**78,652**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	11,652	11,914
Treasury shares and other similar equity instruments	2	(9,959)	7,321
Public Offering expenses	3	1,583	1,583
Unrealised exchange gains	4	1,706	(157)
Accounting for financial instruments	5	(1,368)	(58)
Equity related instruments	6	(297)	2,457
Net Income-IAS		**89,971**	**101,712**

Reconciliation of Shareholders' Equity

	Note	For the six-month period ended June 30, 2003	2002
		(Unaudited)	
Shareholders' equity Spanish GAAP		**846,188**	**787,830**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(103,510)	(130,543)
Treasury shares and other similar equity instruments	2	(105,195)	(106,400)
Public Offering expenses	3	(4,123)	(7,317)
Unrealised exchange gains	4	6,601	5,318
Accounting for financial instruments	5	10,360	6,285
Equity related instruments	6	36,608	34,818
Shareholders' equity-IAS		**686,929**	**589,991**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

   In accordance with IAS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

   For Spanish GAAP, these derivative instruments are accounted for as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
   b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
   c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the

d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

aMaDEUS

Press Release

Amadeus Second Quarter 2003 Results:

- **continues to lead the global market in airline reservations**
- **predicts net income growth of over 5% for full year**

Commenting on the results[1], **José Antonio Tazón**, President and CEO of Amadeus, said:

"While Amadeus was adversely affected in the second quarter 2003 by the conflict in the Middle East and the SARS epidemic, as was the entire travel industry, our overall performance in the quarter allows us to believe that we will conclude the year positively. For the full year 2003, we expect net income to grow over 5% to €155m.

Total bookings invoiced by Amadeus for the period rose 1.1% to 104.4 million. With 86 million air bookings registered between April and June, Amadeus clearly continues to lead the sector in number of airline reservations, processing 10% more than its nearest competitor[2]. In terms of travel agency air bookings, Amadeus raised its world market share year on year by 1.7 percentage points to 28.8%, as the only reservation system to have increased market share globally and in every region[3].

For the whole quarter, the overall number of reservations fell in all regions, except Central and Eastern Europe, where we registered almost 10% growth. In June, the travel industry was clearly recovering on a global scale, with reservations growing in all regions except South America. This positive trend has continued through July.

The total revenue for the period contracted by 1%, impacted by a 9.5% decrease in global air reservations. Non-reservation revenue grew strongly by 13.7%, mainly due to our expanding IT services line, and, as a result of our business diversification strategy, now represents almost 25% of our total turnover.

Net income, excluding special items, decreased by 17.2% to €37.8m while EBITDA remained steady. These figures are by far the strongest reported in our sector and allow us to remain confident that full year results for 2003 will show a clear improvement on 2002."

Madrid: Thursday, 31 July 2003

2nd Quarter 2003 Results*

(For the three months ended 30 June 2003)

* Based on International Accounting Standards (IAS); 2003 figures not audited

Madrid, 31 July 2003: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, today reported its second quarter results for the period ended 30 June 2003.

2nd Quarter 2003 Financial Highlights (to 30 June 2003)

(in million EUR)	Q2 2003	Q2 2002	Growth %
Total Bookings (millions)	104.4	103.3	+1.1
Bookings (millions) excl. Start Leisure	93.5	103.3	-9.6
Revenues	469.7	474.6	-1.0
EBITDA (1)	126.4	126.9	-0.4
Net income (excluding special items)	37.8	45.7	-17.2
Net income (including special items)	38.8	45.1	-14.0

(1) EBITDA = operating income + operating depreciation and amortisation.

In travel distribution, total **bookings**, including Start Leisure bookings in Germany, which Amadeus fully consolidated for this quarter, grew by 1.1%.

Amadeus market share in travel agency air reservations grew 1.7 percentage points to 28.8% globally.

For the quarter, total bookings in our traditional markets in Europe (France, Germany, Scandinavia and Spain), which represent around 50% of our volume and where we hold a market share of 75% or more, declined by 6.9%, with the notable exception of Spain where reservations rose by 10%.

Amadeus continued to gain market share, showing an increase in the number of reservations effected in Western European markets like the United Kingdom, Portugal and Switzerland. In Central and Eastern Europe, too, Amadeus reservations continued to grow at a rate of 9.2%, increasing its market share by 3.8 percentage points to 54%.

Asia Pacific was clearly affected by SARS, with regional bookings down 32.6% compared to the same period in 2002, while Amadeus market share rose 1.6 percentage points (pp) to 28.8%. In South America, the economic recession caused a 19.3% decrease in reservations, but market share grew 0.1pp to 46.1%. North American reservations declined by 3.6% over the period, while the Middle East and Africa (MEA) was down by only 1%, showing strong development in individual markets. Market share for North America grew 1pp to 9.5%, while in MEA the share increased 4.4pp to 18.9%.

The evolution in reservations over the period shows a recovery starting in May which converts to growth in June for all global regions except South America. For June, global bookings grew 4.1% year on year, with the strongest increases showing in Central and Eastern Europe at 26.4% and in the Middle East and Africa at 13.2%. The surge in activity in our traditional markets in Europe (up 5%) and North America (up 3.6%) was partly due to travellers completing holiday arrangements later than usual. This trend continues for July and will level off as a more normal travel pattern returns. The table below gives the

Regional and Selected Market Evolution

Market	Amadeus Reservations Growth Q2 03/Q2 02 (%)	Amadeus Reservations Growth June 03/June 02 (%)
Regions		
Global	-9.6	+4.1
Total Europe	-5.5	+7.1
Middle East Africa	-1.0	+13.2
North America	-3.6	+3.6
South America	-16.8	-13.3
Asia Pacific	-32.7	+0.9
Traditional Markets		
France	-11.3	-4.1
Germany	-12.6	+5.0
Scandinavia	-9.1	+2.5
Spain	+10.0	+27.6
European Growth Markets		
Portugal	+38.1	+157.3
Switzerland	+22.0	+44.9
United Kingdom	-2.0	+14.5
Poland	+6.2	+8.1
Russia	+6.0	+21.6

Total **revenue** decreased by 1% to €469.7m. Revenue from reservations fell 5.1% impacted principally by decreasing travel volumes. Non-reservation revenues increased 13.7% to €116.4m, thanks to a 69.7% boost in Airline IT Services and the incorporation of revenue streams from the newly consolidated National Marketing Companies (NMCs) in Scandinavia and Germany.

The **EBITDA** margin at 26.9% increased 0.2 percentage points against the same period in 2002, even though Amadeus's cost base now incorporates the consolidation of ICSA-T and the Scandinavian and German NMCs.

Operating income for the quarter was €75.8m, a decline of 10.6%. This line is negatively impacted by the increased depreciation and amortisation from new acquisitions.

Net income excluding special items is down 17.2% to €37.8m while net income including special items, at €38.8m, is down 14% over the same quarter in 2002. The latter is due exclusively to unrealised gains from equity swap agreements and issue of warrants for Amadeus shares to third parties.

Outlook

Given the company's positive second quarter performance within a generalised downturn in the travel industry, Amadeus believes that the full year results for 2003 will improve on 2002 performance, strengthening the company's lead in its sector. For the full year 2003, net

to €500.0m. We foresee reservations declining around 2%, year on year, to 388 million (excluding Start Leisure).

2nd Quarter 2003 - Operating Highlights

Operating highlights for the second quarter ended 30 June 2003 include:

Travel Distribution (to travel agents and airline sales offices)

- 18 new airlines have contracted to use diverse distribution services from Amadeus to improve their market reach.
- Leading German low price carriers Hapag-Lloyd Express (owned by TUI, the world's largest travel and tourism group), and Germanwings decided to distribute to travel agents through Amadeus.
- Amadeus electronic ticketing has been implemented in a further 40 markets for 19 carriers. US Airways is now using Amadeus electronic ticketing in 24 markets in Central and South America, Europe, Australia and New Zealand.
- Amadeus acquired 30% of Optims, extending its travel industry IT offering. Optims is a European supplier of Property, Revenue and Reservation Management Systems to the hospitality industry, providing services to an important client base of more 5,500 hotels spread over 70 countries, which includes groups such as Accor, Méridien, Four Seasons, Thistle, Radisson SAS and Barceló.
- Amadeus's new Hotels Dynamic Access product is raising hotel booking levels significantly due to no-error availability and pricing. 30 major groups are now available through this high-level access, more than on any other GDS.
- Amongst new travel agency accounts agreements signed during the quarter, Amadeus signed with Griffin Marine, the world's largest travel agency specialising in crew transportation for the merchant shipping, cruise and offshore industries. Important contract renewals include the VIA Travel Group, one of Scandinavia's largest business and leisure agents.

Airline IT Services

- Eight additional airlines have adopted the Amadeus Sales System. LOT Polish Airlines, a new member of the Star Alliance, started to use the Amadeus system on 29 June. LOT is the ninth of sixteen Star Alliance members using Amadeus as the sales system for their own offices.

e-Commerce (including e-Travel)

- The Aergo corporate booking tool has been comprehensively upgraded and a module has been introduced for **Oracle E-Business** suite users. It already caters to corporations using SAP's enterprise management tools.
- e-Travel has added new clients with differing requirements for its highly customisable Planitgo website solution, such as Alitalia, Finnair, TAROM, Philippine Airlines and Ethiopian. Thanks to a comprehensive alliance with SAS, the Scandinavian carrier will make its web fares available to Scandinavian Aergo and Planitgo customers.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not

1st Half 2003 Results

(For the six months ended 30 June 2003)

1st Half 2003 Financial Highlights (to 30 June 2003)

(in million EUR)	H1 2003	H1 2002	Growth %
Total Bookings (millions)	211.5	208.7	+1.3
Bookings (millions) excl. Start Leisure	196.6	208.7	-5.8
Revenues	972.3	955.6	+1.7
EBITDA (1)	267.9	262.5	+2.1
Net income (excluding special items)	88.5	94.3	-6.1
Net income (including special items)	90.0	101.7	-11.5

(1) EBITDA = operating income + operating depreciation and amortisation.

Total **revenue** increased by 1.7% to €972.3m. Revenue from reservations fell 3.6%, impacted principally by decreasing travel volumes. Non-reservation revenues increased 23.5% to €232.5m, thanks to a 76.6% growth in Airline IT Services and the incorporation of revenue streams from the newly consolidated National Marketing Companies (NMCs) in Scandinavia and Germany.

The **EBITDA** margin at 27.5% stayed flat year on year, even though Amadeus's cost base now incorporates the consolidation of ICSA-T and the Scandinavian and German NMCs.

Operating income for the semester was €171.3m, a decline of 4.2%. This line is negatively impacted by the increased depreciation and amortisation from new acquisitions.

Net income excluding special items is down 6.1% to €88.5m while net income including special items, at €90m, is down 11.5% over the same period in 2002. The latter is due exclusively to unrealised gains from equity swap agreements and issue of warrants for Amadeus shares to third parties.

Notes to the Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves 65,250 travel agency locations and more than 12,600 airline sales offices, which together total more than 290,700 points of sale located in over 200 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 469 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 63,540 hotels, 48 car rental companies serving some 24,900 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry.
  140 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, will be implemented by British Airways, Qantas and Finnair.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of 887 travel agencies, 255 corporate sites, 18 hotel sites and 139 web sites serving 50 airlines.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2002, the company reported revenues of EUR 1856m and net income of EUR 148.6m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 5,100 employees worldwide.

For further information please contact:

Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : info@amadeus.net

Selected financial information and operating statistics
For the quarter ended 30 June, 2003
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 June **Excluding Special Items**			For the quarter ended 30 June **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	469,653	474,554	(1.0%)	469,653	474,554	(1.0%)
Cost of sales	373,717	369,505	1.1%	373,717	369,505	1.1%
Selling, general and admin. expenses	20,130	20,222	(0.5%)	20,130	20,222	(0.5%)
Total operating expenses	393,847	389,727	1.1%	393,847	389,727	1.1%
Operating income	**75,806**	**84,827**	**(10.6%)**	**75,806**	**84,827**	**(10.6%)**
Other income (expense)						
Interest expense, net	(3,963)	(2,837)	39.7%	(4,265)	(3,926)	8.6%
Exchange gains (losses)	(133)	(1,389)	(90.4%)	(133)	(1,389)	(90.4%)
Other	(192)	5,121	n/a	1,553	5,291	(70.6%)
Income before income taxes	**71,518**	**85,722**	**(16.6%)**	**72,961**	**84,803**	**(14.0%)**
Income taxes	28,579	32,953	(13.3%)	29,084	32,632	(10.9%)
Income after taxes	**42,939**	**52,769**	**(18.6%)**	**43,877**	**52,171**	**(15.9%)**
Equity in earnings (losses) from associates	(5,103)	(5,969)	(14.5%)	(5,103)	(5,969)	(14.5%)
Equity in earnings (losses) from discontinued Operations of associates	0	(1,145)	(100.0%)	0	(1,145)	(100.0%)
Minority interests	(26)	0	n/a	(26)	0	n/a
Net income	**37,810**	**45,655**	**(17.2%)**	**38,748**	**45,057**	**(14.0%)**
Other information						
Operating margin	16.1%	17.9%	(1.8 pp)	16.1%	17.9%	(1.8 pp)
EBITDA (1)	**126,416**	**126,940**	**(0.4%)**	**126,416**	**126,940**	**(0.4%)**
EBITDA margin	**26.9%**	**26.7%**	**0.2 pp**	**26.9%**	**26.7%**	**0.2 pp**
Goodwill amortisation in Operating Expenses	6,523	3,165	106.1%	6,523	3,165	106.1%
Goodwill amortisation in Associates	3,613	4,591	(21.3%)	3,613	4,591	(21.3%)
Total Goodwill Amortisation	**10,136**	**7,756**	**30.7%**	**10,136**	**7,756**	**30.7%**
Booking information by Category (2)						
Air bookings	**86,082**	**95,113**	**(9.5%)**	**86,082**	**95,113**	**(9.5%)**
Non air bookings	7,371	8,220	(10.3%)	7,371	8,220	(10.3%)
Amadeus Germany Leisure bookings	10,991	0	n/a	10,991	0	n/a
Total non air bookings	**18,362**	**8,220**	**123.4%**	**18,362**	**8,220**	**123.4%**
Total Bookings	**104,444**	**103,333**	**1.1%**	**104,444**	**103,333**	**1.1%**
Total Bookings excluding Leisure bookings	**93,453**	**103,333**	**(9.6%)**	**93,453**	**103,333**	**(9.6%)**
Booking information by Region (2)						
North America (3)	**9,818**	**10,197**	**(3.7%)**	**9,818**	**10,197**	**(3.7%)**
Europe	63,001	66,815	(5.7%)	63,001	66,815	(5.7%)
Amadeus Germany Leisure bookings	10,991	0	n/a	10,991	0	n/a
Total Europe	**73,992**	**66,815**	**10.7%**	**73,992**	**66,815**	**10.7%**
Rest of the world (ROW)	**20,634**	**26,321**	**(21.6%)**	**20,634**	**26,321**	**(21.6%)**
Total Bookings	**104,444**	**103,333**	**1.1%**	**104,444**	**103,333**	**1.1%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the six months period ended 30 June, 2003
(Expressed in thousands of EUROs unless indicated)

	For the six month period ended 30 June **Excluding Special Items**			For the six month period ended 30 June **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	972,320	955,599	1.7%	972,320	955,599	1.7%
Cost of sales	760,354	742,099	2.5%	760,354	742,099	2.5%
Selling, general and admin. expenses	40,709	34,658	17.5%	40,709	34,658	17.5%
Total operating expenses	801,063	776,757	3.1%	801,063	776,757	3.1%
Operating income	**171,257**	**178,842**	**(4.2%)**	**171,257**	**178,842**	**(4.2%)**
Other income (expense)						
Interest expense, net	(7,952)	(6,517)	22.0%	(7,932)	(8,487)	(6.5%)
Exchange gains (losses)	374	(18)	n/a	374	(18)	n/a
Other	(86)	1,865	n/a	2,166	15,306	(85.8%)
Income before income taxes	**163,593**	**174,172**	**(6.1%)**	**165,865**	**185,643**	**(10.7%)**
Income taxes	66,380	67,432	(1.6%)	67,175	71,455	(6.0%)
Income after taxes	**97,213**	**106,740**	**(8.9%)**	**98,690**	**114,188**	**(13.6%)**
Equity in earnings (losses) from associates	(8,675)	(10,056)	(13.7%)	(8,675)	(10,056)	(13.7%)
Equity in earnings (losses) from discontinued Operations of associates	0	(2,420)	(100.0%)	0	(2,420)	(100.0%)
Minority interests	(44)	0	n/a	(44)	0	n/a
Net income	**88,494**	**94,264**	**(6.1%)**	**89,971**	**101,712**	**(11.5%)**
Other information						
Operating margin	17.6%	18.7%	(1.1 pp)	17.6%	18.7%	(1.1 pp)
EBITDA (1)	**267,858**	**262,462**	**2.1%**	**267,858**	**262,462**	**2.1%**
EBITDA margin	**27.5%**	**27.5%**	**0.0 pp**	**27.5%**	**27.5%**	**0.0 pp**
Goodwill amortisation in Operating Expenses	12,011	6,493	85.0%	12,011	6,493	85.0%
Goodwill amortisation in Associates	7,829	9,011	(13.1%)	7,829	9,011	(13.1%)
Total Goodwill Amortisation	**19,840**	**15,504**	**28.0%**	**19,840**	**15,504**	**28.0%**
Booking information by Category (2)						
Air bookings	**181,522**	**192,401**	**(5.7%)**	**181,522**	**192,401**	**(5.7%)**
Non air bookings	15,067	16,331	(7.7%)	15,067	16,331	(7.7%)
Amadeus Germany Leisure bookings	14,910	0	n/a	14,910	0	n/a
Total non air bookings	**29,977**	**16,331**	**83.6%**	**29,977**	**16,331**	**83.6%**
Total Bookings	**211,499**	**208,732**	**1.3%**	**211,499**	**208,732**	**1.3%**
Total Bookings excluding Leisure bookings	**196,589**	**208,732**	**(5.8%)**	**196,589**	**208,732**	**(5.8%)**
Booking information by Region (2)						
North America (3)	**19,261**	**21,052**	**(8.5%)**	**19,261**	**21,052**	**(8.5%)**
Europe	134,384	137,035	(1.9%)	134,384	137,035	(1.9%)
Amadeus Germany Leisure bookings	14,910	0	n/a	14,910	0	n/a
Total Europe	**149,294**	**137,035**	**8.9%**	**149,294**	**137,035**	**8.9%**
Rest of the world (ROW)	**42,944**	**50,645**	**(15.2%)**	**42,944**	**50,645**	**(15.2%)**
Total Bookings	**211,499**	**208,732**	**1.3%**	**211,499**	**208,732**	**1.3%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

AMADEUS

Q2 2003 Results

31 July, 2003

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

AMADEUS

Highlights

- Second quarter was deeply affected by the events we started to see in the 1Q:
  - SARS Outbreak
    - World Health Organization (WHO) issues warning on 15 March
    - WHO removes last country, Taiwan, from the list of areas with recent local transmission of SARS on 5 July
  - War in Iraq
    - Commenced on 20 March
    - Finished on 14 April
  - Easter Effect
    - 2003 April versus 2002 March

amadeus

2Q 2003 Main Figures

In million Euros	2Q03	2Q02	Var (%)
ookings	104.4	103.3	1.1%
evenues	469.7	474.6	-1.0%
BITDA	126.4	126.9	-0.4%
Margin	26.9%	26.7%	0.2pp
BIT	75.8	84.8	-10.6%
Margin	16.1%	17.9%	(1.8pp)
et income (excl xtr- items)	37.8	45.7	-17.2%

amadeus

Bookings



103.3
8.2
1.1%
-10.3%
-9.5%
104.4
11.0
7.3
Non Air Bookings
Air Bookings
Start Bookings
2Q 02
2Q 03
In million Euros

Market Share – Q2'03 & Change since Q2 '02
Travel Agency Air Bookings



CESE 54.0%
0.02pp
South America

Source MIDT
(1) Latin America includes South America + CCM (Central America, Caribbean & Mexico)

Revenues



474.6
102.4
-1.0%
13.7%
-5.1%
469.7
116.5
2Q 02
Non Bookings Fee Revenues
Bookings Fee Revenues
2Q 03

In million Euros

EBITDA & EBIT


126.9
42.1
-0.4%
20.2%
-10.6%
126.4
50.6
EBIT
Depreciation & Amortization
2Q 02
2Q 03
In million Euros

amadeus

Line of Business

2Q03	Traditional	e-Commerce	IT Services	TOTAL
Revenues	**418**	**31.6**	**20.1**	**469.7**
EBITDA	**123.8**	**-1.2**	**3.9**	**126.5**
% Margin	29.6%	-3.8%	19.4%	26.9%
EBIT	**85.3**	**-6.0**	**-3.3**	**75.9**
% Margin	20.4%	-19.0%	-16.4%	16.2%

AMADEUS

Quarterly Highlights

- **Acquisitions**
  - **OPTIMS**

Optims

- **Strategic**
  - **DOT / EU – Update on process**

- **Corporate Governance**


Corporate Governance
Amadeus Share Price

amadeus

Outlook for 2003

figures in millions	Full Year 2003
Bookings *excluding Start*	388
EBITDA	500
Net Income *excluding Special Items*	155

amadeus

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus invests in Optims

As notified on July 3, 2003, once the approval of the French market and German Regulatory authorities have been granted, the extraordinary shareholders' general meeting of Optims - company listed in the Paris Stock Exchange's Nouveau Marché- held on 10th of September 2003, has approved a capital increase of 4.8 million Euros by which Amadeus has acquired 30% shareholding in Optims, together with the subscription by Amadeus of 2,400,000 debt securities redeemable into shares of Optims (TCRAE) for an amount of 1.2 million Euros.

Madrid, 12th September 2003

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

SEC
Reference No. 82-5173

amadeus

Press Release

AMADEUS JOINS THE DOW JONES STOXX SUSTAINABILITY INDEX

- *This exclusive index, which tracks the performance of the world's leading sustainability-driven companies has licensees currently managing over EUR 2.2 billion*

- *Amadeus is one of only seven Ibex 35 companies represented in this index*

Madrid, 17 September 2003: Amadeus, a leading global distribution system (GDS) and technology provider serving the travel and tourism industries, has been selected as a component of the *Dow Jones STOXX Sustainability Index* (DJSI STOXX) the first pan-European index tracking the performance of sustainability-driven companies and part of the Dow Jones Sustainability Indexes, founded in 1999. DJSI STOXX will include, as of 22 September 2003, 178 companies from 13 countries, and Amadeus will be the only GDS represented.

Inclusion in this index is determined according to a company's corporate sustainability performance, as defined by the creators of the DJSI (Dow Jones Indexes, Stoxx Ltd., and SAM Group). Corporate sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments.

Currently, 45 asset managers have licensed the DJSI family as objective benchmarks for sustainability-driven portfolios. In total, these licensees currently manage over 2.2 billion EUR in DJSI-based funds, structured products, segregated accounts as well as an exchange traded fund that is listed on Euronext.

José Antonio Tazón, President & CEO of Amadeus commented, *"The fact that Amadeus has qualified to form part of the DJSI STOXX is a public recognition of the role of travel related information technology within the global economy. Amadeus is the only specialised travel IT provider included in the index which is very encouraging for our staff and management team and an endorsement of our continued effort to give value to shareholders".*

Amadeus will join 177 companies in the DJSI STOXX including, among others, Swiss RE, BP, Unilever, Volkswagen, Nokia, and BT Group. Amadeus is one of seven Ibex 35 companies present in this index. DJSI STOXX classifies the companies into 50 industry segments, Amadeus being included within Technology.

Amadeus Vice President Finance & CFO, Luis Maroto said *"This index is an important benchmark for the international investment community. We believe that our business mix has clearly enabled our present competitive position and enhances our strengths going forward".*

Note to the editors:

About Dow Jones STOXX Sustainability Indexes

Launched in 1999, the Dow Jones Sustainability Indexes are the first global indexes tracking the financial performance of the leading sustainability-driven companies worldwide. Based on the cooperation of Dow Jones Indexes, STOXX Limited and SAM Group they provide asset managers with reliable and objective benchmarks to

The Dow Jones Sustainability World Indexes (DJSI World) cover the top 10% of the biggest 2,500 companies in the Dow Jones World Index in terms of economic, environmental and social criteria. As a benchmark for European sustainability investments, the Dow Jones STOXX Sustainability Indexes (DJSI STOXX) cover the leading 20% in terms of sustainability of the companies in the Dow Jones STOXXSM 600 Index. The selection of index components follows a rule-based process defined in the DJSI Guidebooks. It is based on a thorough assessment of general and industry specific sustainability criteria. An external auditor verifies the analysis. Full details about the design philosophy, review methodology and index components are freely available at www.sustainability-index.com.

About Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves 65,250 travel agency locations and more than 12,600 airline sales offices, which together total more than 290,700 points of sale located in over 200 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 469 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 56,000 hotels, 48 car rental companies serving some 24,900 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry.
  140 airlines use the Amadeus Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management and departure control, will be implemented by British Airways, Qantas and Finnair.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of 887 travel agencies, 255 corporate sites, 18 hotel sites and 139 web sites serving 50 airlines.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2002, the company reported revenues of EUR 1856m and net income of EUR 148.6m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 5,100 employees worldwide.

For further information please contact:

Corporate and Marketing Communication	Alejandra Moore Mayorga
Amadeus Global Travel Distribution	Grupo Albión A de C, S.A.
Tel: +34 915 820 160	Tel: +34 915 312 388
Fax: +34 915 820 188	Móvil: +34 670 799 335
E-mail: info@amadeus.net	E-mail: amoore@grupoalbion.net

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. BOARD OF DIRECTORS; APPOINTMENT OF NEW CHAIRMAN. RESIGNATION AND APPOINTMENT OF A NEW BOARD MEMBER.

Mr. Pierre-Henri Gourgeon has been appointed Chairman of the Board of Directors of Amadeus for a two-year tenure by resolution of the Board in the meeting held on September 22, 2003.

Mr. Gourgeon is currently the President and CEO of Air France and replaces the outgoing Chairman Dr. Karl-Ludwig Kley, Chief Financial Officer and member of the Lufthansa Executive Board, who has completed his two-year term. Dr. Kley will keep his seat on the Amadeus´ Board of Directors.

Additionally, the Board of Directors informs that Mr. Jean-Paul Hamon submitted his resignation as Board member of Amadeus, effective September 9, 2003 and that Mr. Bruno Matheu, Executive Vice-President Marketing and Network Management of Air France and member of its Executive Board, has been appointed new Board member by cooptation procedure, replacing Mr. Hamon.

Madrid, 23rd September 2003

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements as of September 30, 2003, prepared in accordance with International Accounting Standard 34 and Review Report of Independent Accountants

(UNAUDITED)

Deloitte.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of September 30, 2003 and the related consolidated statements of income for the nine and the three month periods then ended and of cash flows and of changes in shareholders' equity for the nine month period ended on the same date. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE & TOUCHE, S.A.
Registered in the Spanish Official Auditor Register (R.O.A.C.) under nº S0665

F. Javier Peris Álvarez

October 24, 2003

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	September 30, 2003 (Unaudited)	December 31, 2002
Current assets		
Cash and cash equivalents	27,411	18,302
Accounts receivable, net	208,277	167,176
Accounts receivable – affiliates, net	73,424	60,106
Loans receivable and advances – affiliates	-	143
Taxes receivable	44,524	55,362
Prepayments and other current assets	72,163	66,486
Total current assets	425,799	367,575
Tangible assets		
Land and buildings	129,383	129,355
Data processing hardware and software	429,936	410,471
Other	128,177	116,019
	687,496	655,845
Less accumulated depreciation	417,267	378,987
Net tangible assets	270,229	276,858
Intangible assets		
Patents, trademarks and licenses	85,243	82,797
Purchased technology	41,688	-
Software development projects	312,117	269,809
Purchased contracts	275,608	260,480
Goodwill	301,888	225,680
Other	15,884	15,989
	1,032,428	854,755
Less accumulated amortization	470,486	384,148
Net intangible assets	561,942	470,607
Deferred income taxes	192,408	200,805
Loans receivable - affiliates	2,885	2,813
Investments in associates	72,922	124,153
Other long-term investments, net	93,949	38,278
Total other non-current assets	362,164	366,049
Total non-current assets	1,194,335	1 113,514
Total assets	1,620,134	1 481,089

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS´ EQUITY	September 30, 2003 (Unaudited)	December 31, 2002
Current liabilities		
Accounts payable, net	256,749	229,585
Accounts payable – affiliates, net	25,778	31,128
Debt payable within one year	132,776	67,615
Current obligations under finance leases	9,528	8,085
Income taxes payable	55,034	11,147
Other current liabilities	92,742	77,598
Total current liabilities	572,607	425,158
Long-term liabilities		
Long-term debt	42	140,801
Obligations under finance leases	107,108	109,960
Deferred income taxes payable	137,919	110,262
Other long-term liabilities	69,445	71,541
Total long-term liabilities	314,514	432,564
Minority Interests	1,068	1,027
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	373,416	373,195
Treasury shares and other similar equity instruments	(127,824)	(128,050)
Retained earnings	478,230	367,026
Cumulative translation adjustments	(19,775)	(17,729)
Total shareholders' equity	731,945	622,340
Total liabilities and shareholders' equity	1,620,134	1.481,089

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	481,064	449,335	1,453,384	1,404,934
Cost of sales	379,803	355,806	1,140,157	1,097,905
Gross profit	101,261	93,529	313,227	307,029
Selling, general and administrative expenses	19,428	18,890	60,137	53,548
Operating income	81,833	74,639	253,090	253,481
Other income (expense)				
Interest expense, net (Note 6)	(3,905)	(5,249)	(11,837)	(13,736)
Exchange gains (losses)	(772)	(569)	(398)	(587)
Other income (expense), net	399	(3,298)	2,565	12,008
Income before income tax	77,555	65,523	243,420	251,166
Income tax	31,410	25,244	98,585	96,699
Income after taxes	46,145	40,279	144,835	154,467
Equity in income (losses) from associates	(3,802)	(6,647)	(12,477)	(16,703)
Equity in income (losses) from discontinuing operations	-	(8,917)	-	(11,337)
Minority Interests	(6)	(40)	(50)	(40)
Net income	42,337	24,675	132,308	126,387
Basic earnings per Class "A" share, in EURs (Note 7)	0.07	0.04	0.23	0.22
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.07	0.04	0.23	0.22
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the nine-month period ended September 30,	
	2003	2002
	(Unaudited)	
Cash flows from operating activities		
Operating income	253,090	253,481
Adjustments for:		
Depreciation and amortization	156,140	126,563
Operating income before changes in working capital:	409,230	380,044
Accounts receivable	(37,793)	(34,628)
Taxes receivable	2,499	(6,577)
Other current assets	15,681	10,429
Accounts payable	(4,784)	15,730
Other current liabilities	(1,051)	1,918
Other long-term liabilities	(868)	3,115
Cash provided from operating activities	382,914	370,031
Income taxes paid	(34,311)	(34,577)
Net cash provided from operating activities	348,603	335,454
Cash flows from investing activities		
Additions to tangible assets	(27,479)	(51,874)
Additions to intangible assets	(67,542)	(66,566)
Investment in subsidiaries and associates, net of cash acquired	(79,431)	(84,854)
Interest received	773	2,634
Sundry investments and deposits	(2,057)	(4,050)
Acquisition of Treasury shares	(91)	(6,516)
Disposal of Treasury shares	104	740
Loans to third parties	(53,780)	(488)
Loans to affiliates	(2,478)	(15,290)
Cash proceeds collected/(paid) - derivative agreements	7,758	(1,339)
Disposals of sundry investments	2,470	771
Dividends received	4,642	6,636
Proceeds obtained from disposal of fixed assets	2,178	3,591
Net cash used in investing activities	(214,933)	(216,605)
Cash flows from financing activities		
Proceeds from borrowings	282,907	101,223
Repayments of borrowings	(358,444)	(141,488)
Interest paid	(12,307)	(12,487)
Dividends paid	(30,000)	(38,000)
Payments of finance lease liabilities	(7,053)	(9,132)
Net cash used in financing activities	(124,897)	(99,884)
Effect of exchange rate changes on cash and cash equivalents	336	840
Net increase in cash and cash equivalents	9,109	19,805
Cash and cash equivalents at beginning of period	18,302	18,611
Cash and cash equivalents at end of period	27,411	38,416

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836
Accounting for financial instruments	-	1,505	-	7,343	9,042	17,890
Other gains (losses)	-	-	-	-	(25,102)	(25,102)
Gains (losses) not recognized in the statement of income	-	1,505	-	7,343	(16,060)	(7,212)
(Acquisitions) / disposals of Treasury shares, net	-	(5,645)	(5,642)	5,645	-	(5,642)
Equity swap transactions	-	18,782	(56,986)	(18,782)	-	(56,986)
Dividends	-	-	-	(38,000)	-	(38,000)
Others	-	-	-	4,482	-	4,482
Net income for the period	-	-	-	126,387	-	126,387
Balance as of September 30, 2002 (Unaudited)	27,898	452,779	(114,220)	264,980	(16,572)	614,865

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Accounting for financial instruments	-	-	-	8,959	4,999	13,958
Other gains (losses)	-	(5)	-	161	(7,045)	(6,889)
Gains (losses) not recognized in the statement of income	-	(5)	-	9,120	(2,046)	7,069
(Acquisitions) / disposals of Treasury shares, net	-	226	226	(226)	-	226
Dividends	-	-	-	(29,998)	-	(29,998)
Net income for the period	-	-	-	132,308	-	132,308
Balance as of September 30, 2003 (Unaudited)	27,898	373,416	(127,824)	478,230	(19,775)	731,945

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

1. Activity

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides services through its e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. Basis of presentation

a) General information

The accompanying September 30, 2003 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2002.

The interim consolidated financial statements do not include all of the information and footnotes required by IAS for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two. However, during the first half of 2003, the effects of the Iraqi war and SARS may have distorted in some degree the historical tendency mentioned before.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of September 30, 2003 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IAS as of September 30, 2003 by approximately EURs 155.3 million and the net income reflected under Spanish GAAP is lower than the net income under IAS for the nine-months ended September 30, 2003 by approximately EURs 3.8 million. As of and for the nine-month period ended September 30, 2002 these differences were approximately EURs 172.3 million and EURs 47.9 million, respectively. The main differences as of and for the nine-month period ended September 30, 2003 and 2002 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

3. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the nine-month period ended September 30,	
	2003	2002
Europe	973,109	866,287
United States	141,297	159,301
Rest of the world	338,978	379,346
Total revenue	1,453,384	1,404,934

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The following geographical distribution of assets is based on the country where the assets are located or they relate to. The split of assets as of September 30, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	244,515	14,602	11,112	-	270,229
Intangible assets, net	264,127	89,537	15,363	192,915	561,942
Investments in associates	49,498	8,148	15,276	-	72,922
Total	558,140	112,287	41,751	192,915	905,093

The split of assets as of December 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	243,576	22,316	10,966	-	276,858
Intangible assets, net	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	-	124,153
Total	489,366	166,450	44,556	171,246	871,618

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment geographically global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

4. Taxation

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of September 30, is as follows:

	2003	2002
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.7	0.5
Permanent differences due to goodwill amortization	3.9	1.7
Other permanent differences	0.8	1.4
Losses with no tax benefit recognition	1.6	0.3
Other	(1.5)	(0.4)
Effective tax rate	40.5	38.5

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

5. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables – affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on the shareholders' airline. Total revenues earned by the Group from affiliates for the nine-month periods ended September 30, 2003 and 2002, were KEURs 386,918 and KEURs 389,296, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Loans receivable and advances – affiliates

Total interest earned by the Group from affiliates is KEURs 29 and KEURs 485 for the nine-month periods ended September 30, 2003 and 2002, respectively. Interest rates for these loans denominated in Swedish Krones (SEK), US Dollars (USD) and Euros (EUR) ranged from 3.12% to 4.14% for the nine-month period ended September 30, 2003. Interest rates for the loans denominated in USD and EURs ranged from 3.40% to 6.75% for the nine-month period ended September 30, 2002.

c) Accounts payable – affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Group with its affiliates are KEURs 215,691 and KEURs 251,808 for the nine-month periods ended September 30, 2003 and 2002, respectively.

6. Additional information

a) The Group's personnel expense and number of employees were as follows:

	For the nine-month period ended September 30,	
	2003	2002
Gross personnel costs	286,895	231,446
Less amount capitalized	19,545	23,442
Net charge to income	267,350	208,004
Average number of employees	4,999	4,010

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the nine-month period ending September 30, 2003 and 2002 were of KEURs 40,402 and KEURs 47,433, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) The Group's net interest expense was as follows:

	For the nine-month period ended September 30,	
	2003	2002
Interest expense	13,308	16,279
Less interest income	1,471	2,543
Net interest expense	11,837	13,736

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 67,131 and KEURs 48,999 for the nine-month periods ended September 30, 2003 and 2002, respectively.

d) Allowances – accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of September 30, 2003 in the amount of KEURs 50,677, and as of December 31, 2002 in the amount of KEURs 43,065.

e) Stock Incentive Plans

Total expense recognized relating to stock grants and employee stock purchase plans, including social costs, for the nine-month periods ending September 30, 2003 and 2002 was of KEURs 75 and KEURs 1,756, respectively. During the nine-month period ended September 30, 2003 the Group delivered 20,035 and 18,647 shares to participants in the stock grant and in the employee stock purchase plans, respectively. As of September 30, 2003 the number of shares required in order to meet the obligations under the stock grant and option plans was of 141,708 and 8,644,828, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2002 and September 30, 2003 can be summarized as follows:

Cash settlement option	Number of warrants
Yes	5,900,000
No	4,768,000
	10,668,000

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of September 30, 2003	As of December 31, 2002	As of September 30, 2003	As of December 31, 2002
Treasury shares	99,444	99,670	15,673,727	15,711,730
Equity swaps	28,380	28,380	4,500,000	4,500,000
	127,824	128,050	20,173,727	20,211,730

A summary of all equity swap agreements as of December 31, 2002 and September 30, 2003 is as follows:

	Number of shares
Interim cash settlement	1,812,462
No interim cash settlement	4,500,000
	6,312,462

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 2,664 and KEURs 8,271 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of September 30, 2003 and 2002, respectively.

During the third quarter of 2003, Amadeus has recognized an exceptional amortization of goodwill related to investments in United States amounting to KEURs 10,101 due to deteriorating market conditions.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

7. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of September 30, 2003 and 2002 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(20,173,727)	(16,654,739)	(20,194,567)	(12,857,021)
Total shares outstanding	569,826,273	573,345,261	569,805,433	577,142,979
Dilutive effect of warrants, stock options and stock grants	815,806	1,291,629	833,453	1,313,877
Total number of diluted shares	570,642,079	574,636,890	570,638,886	578,456,856

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended September 30, is as follows:

	2003	2002
Net income, in KEURs	132,308	126,387
Weighted average number of class "A" shares outstanding	569,805,433	577,142,979
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.23	0.22
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended September 30, is as follows:

	2003	2002
Net income, in KEURs	132,308	126,387
Weighted average number of diluted class "A" shares outstanding	570,638,886	578,456,856
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.23	0.22
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

8. Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of September 30, are as follows:

	2003	2002
Cash on hand and balances with banks	26,792	37,707
Short-term investments	619	709
	27,411	38,416

9. Investments in subsidiaries and associates

a) During the nine-month period ended September 30, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in Amadeus Germany GmbH (former Start Amadeus GmbH; total interest 100%).
- 35% interest in Amadeus Kuwait Company W.L.L.
- 30% interest in OPTIMS SA.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited, Amadeus Marketing Romania S.R.L. and Amadeus East Africa.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	96,465
Deferred consideration	3,881
Cash acquired as a result of current acquisition	33,658
Tax benefit on investments	(16,041)
Equity in net assets acquired	(32,394)
Excess purchase price	85,569
Allocation of fair value to net assets acquired	(21,633)
Goodwill	63,936

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

Following the 66% acquisition of Amadeus Germany GmbH (former Start Amadeus), the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Amadeus Germany's local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been transferred to the Purchase technology caption in the Balance Sheet.

The reconciliation between the net cash paid for the acquisition of the 66% interest and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	96,465
Cash acquired related to the pre-existing ownership in Amadeus Germany	(17,339)
Net cash invested in subsidiaries and associates	79,126

b) During the nine-month period ended September 30, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)
- 50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)
- 25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)
- 95% interest in the SMART AB Group (total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this Group (the Swedish NMC), has a minority participation by the Swedish Government Railway Company of 21.75%.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in the NMC Amadeus Argelia S.A.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	84,854
Conversion of debt to equity	7,759
Deferred consideration	27,473
Cash Acquired	27,242
Tax benefit on investments	(34,270)
Equity in net assets acquired	(26,317)
Excess purchase price / Goodwill	86,741

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income as of September 30, 2003 and 2002 as included in the consolidated financial statements prepared under International Financial Reporting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

APPENDIX I

RECONCILIATION OF IFRS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the nine-month periods ended September 30, 2003 and 2002 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the nine-month period ended September 30, 2003	2002
		(Unaudited)	
Net Income-Spanish GAAP		**128,540**	**78,428**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	17,482	17,870
Treasury shares and other similar equity instruments	2	(15,838)	27,376
Public Offering expenses	3	2,389	2,388
Unrealised exchange gains	4	1,466	(2,746)
Accounting for financial instruments	5	(1,094)	(589)
Equity related instruments	6	(637)	3,660
Net Income-IFRS		**132,308**	**126,387**

Reconciliation of Shareholders' Equity

	Note	For the nine-month period ended September 30, 2003	2002
		(Unaudited)	
Shareholders' equity Spanish GAAP		**887,222**	**787,183**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(97,681)	(121,121)
Treasury shares and other similar equity instruments	2	(110,780)	(86,352)
Public Offering expenses	3	(3,318)	(6,512)
Unrealised exchange gains	4	6,361	2,728
Accounting for financial instruments	5	12,538	3,670
Equity related instruments	6	37,603	35,269
Shareholders' equity-IFRS		**731,945**	**614,865**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

   In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from

d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and nine months ended 30 September 2003.

Summary

- Bookings returned to positive growth, reflecting the "catch-up" effect following the SARS crisis and the Iraq war
- Asia Pacific bookings grew 3.4% in the quarter versus last year, rebounding from a 30% fall in Q2
- Revenues up 7.1% in the quarter versus Q3 2003, to EUR 481.1m
- 20.2% increase in EBITDA to EUR 141.4m
- Net income including special items up 71.6% to EUR 42.3m on Q3 2002

Third quarter highlights (for the three months ended 30 September 2003)

Total revenue for the quarter ended 30 September 2003, was EUR 481.1m, representing an increase of 7.1% or EUR 31.7m compared with the same period in 2002.

Comparable **bookings** for the quarter ended 30 September 2003 were 95.4m, representing an increase of 2.3% with respect to the same period of 2002.

Due to the acquisition of Amadeus Germany (formerly Start Amadeus), we are including an additional 11.2m leisure bookings in the quarter, mainly in rail and tour, which brings our total number of bookings to 106.6m, or 14.3% above the third quarter of last year.

Excluding the aforementioned leisure bookings, Europe saw growth of 2.9% or 1.7m bookings. In North America and the Rest of the World (ROW), bookings also increased by 4.1% or 0.4m and 0.2% or 0.1m, respectively. Total air bookings increased by 2.9% or 2.5m to a total of 89.1m. Non-air bookings fell 5.1% or 0.3m to 6.3m.

Booking revenue increased by 3.9% or EUR 13.8m to EUR 364.0m over the same period of last year. Growth was driven by the increase in volume and the annual price increase.

Non booking fee revenue grew by 18.1% or EUR 18.0m principally due to increases in travel agency fees coming from our recently acquired NMCs, Amadeus Scandinavia and Amadeus Germany.

Operating expenses for the quarter ended 30 September 2003 were EUR 399.2m, representing an increase of 6.5% over the same period in 2002.

Cost of sales increased by 6.7% or EUR 24.0m to EUR 379.8m. During the third quarter of 2003, Amadeus has recognised an exceptional amortisation of goodwill related to the US consortia business amounting to EUR 10.1m due to deteriorating market conditions. Excluding this and the impact of new acquisitions (namely ICSA T, Amadeus Scandinavia & Germany), cost of sales would have decreased by 3%. Our focus in cost control and a favourable booking mix caused by faster growth in fully owned markets have helped to reduce costs in our distribution business.

Selling, general and administrative expenses increased EUR 0.5m over the prior year to EUR 19.4m. Included in this line is the provision for doubtful debts from travel providers, which amounted to EUR 2.1m in the quarter. Excluding this, SG&A represented 3.6% of revenues, in line with the same period of last year.

Operating income for the quarter ended 30 September 2003 was EUR 81.8m, up 9.6% compared with EUR 74.6m for the same period in 2002.

EBITDA for the quarter ended 30 September 2003 was EUR 141.4m, up 20.2% or EUR 23.8m, compared with EUR 117.6m for the same period in 2002. In spite of the strong depreciation of the US dollar between the two periods, Amadeus has managed to limit the overall FX impact in EBITDA during the quarter to approximately EUR -1m. This was mainly due to the hedging of 95% of the US dollar EBITDA exposure at rates close to last year's exchange rate.

Net income excluding special items *for the quarter ended* 30 September 2003 was EUR 42.1m, up 52.3% compared with EUR 27.6m for the same period in 2002.

Special items for the quarter ended 30 September 2003 amounted to after-tax gains of EUR 0.3m compared with net losses of EUR 2.9m in the same quarter of 2002.

Results from associates for the quarter ended 30 September 2003, before amortisation of goodwill, broke even compared with losses of EUR 11.0m for the same quarter in 2002. Included in last year's results, was a provision of EUR 10.2m mainly related to the closure of Atinera that was concluded during the fourth quarter of 2002.

Consequently, **net income** for the quarter ended 30 September 2003 was EUR 42.3m, an increase of 71.6% compared with EUR 24.7m for the same period in 2002.

Year to date highlights (for the nine months ended 30 September 2003)

Total revenue for the nine months ended 30 September 2003, was EUR 1,453.4m, representing an increase of 3.4% or EUR 48.5m compared with the same period in 2002.

Comparable **Bookings** for the nine months ended 30 September 2003 were 292.0m, representing a decrease of 3.3% with respect to the same period of 2002.

Due to the acquisition of Amadeus Germany, we include an additional 26.1m leisure bookings year to date, mainly in rail and tour, which brings our total number to 318.1m, or 5.3% above last year.

Excluding those, and compared with the first nine months of 2002, bookings in Europe decreased by 0.5% or 0.9m. In North America and the Rest of the World (ROW) bookings decreased by 4.7% or 1.4m and 10.1% or 7.6m, respectively. Total air bookings fell by 3.0% or 8.4m to a total of 270.6m. Non-air bookings fell 7.0% or 1.6m to 21.3m.

Booking revenue decreased by 1.2% or EUR 13.8m to EUR 1,103.9m over the same period of last year, mainly as a result of the drop in air bookings.

Non booking fee revenue increased by 21.7% or EUR 62.2m principally due to increases in travel agency fees coming from our recently acquired NMCs, Amadeus Scandinavia and Amadeus Germany and increases in BA / Qantas related business.

Operating expenses for the nine months ended 30 September 2003 were EUR 1,200.3m, representing an increase of 4.2% over the same period in 2002.

Cost of sales increased by 3.8% or EUR 42.3m to EUR 1,140.2m. Excluding the impact of new acquisitions (ICSA T, Amadeus Scandinavia & Germany), as well as the aforementioned EUR 10.1m exceptional goodwill amortisation, cost of sales would have decreased by 4%.

Selling, general and administrative expenses increased 12.3% or EUR 6.6m over the prior year to EUR 60.1m, principally due to higher provisions for doubtful debts from travel providers in 2003, which amounted to EUR 9.9m in the quarter versus EUR 5.7m for the same period in the prior year.

Operating income for the nine months ended 30 September 2003 was EUR 253.1m, down 0.2%, compared with the same period in 2002.

EBITDA for the nine months ended 30 September 2003 was EUR 409.2m, up 7.7%, compared with EUR 380.0m for the same period in 2002.

Net income excluding special items for the nine months ended 30 September 2003 amounted to EUR 130.6m, up 7.1% compared with EUR 121.9m for the same period in 2002.

Special items for the nine months ended 30 September 2003 amounted to after-tax gains of EUR 1.8m compared with net gains of EUR 4.5m in the nine months

Results from associates, before amortisation of goodwill for the nine months ended September 2003, amounted to losses of EUR 1.0m compared with losses of EUR 14.5m for the same nine months of 2002. Included in last year's results was provision of EUR 10.2m as previously mentioned.

Consequently, **net income** for the nine months ended 30 September 2003 was EUR 132.3m, an increase of 4.7% compared with EUR 126.4m for the same period in 2002.

Outlook

Amadeus has generated strong results during the first nine months of 2003. Nevertheless, the anticipation of challenging market conditions in the travel distribution business obliges us to be prudent. Though our EBITDA target may be slightly conservative given actual results year to date, for the net income we maintain our annual target at EUR 155m. Amadeus anticipates additional one off charges during the fourth quarter related to the restructuring of some business areas. This should position Amadeus well for the forthcoming year, when booking levels are expected to make a recovery.

Business Highlights

Operating highlights for the second quarter ended 30 September 2003 include:

Corporate

- Amadeus was selected as a member of the Dow Jones STOXX Sustainability Index (DJSI STOXX) - the first pan-European index tracking the performance of sustainability-driven companies. As one of 178 companies from 13 countries on the index, Amadeus is the only GDS and specialised Travel IT provider and one of seven Spanish companies represented.

- Amadeus continues to lead the industry with international quality standards. It renewed the demanding ISO 9001:2000 Quality certification which will be valid until August 2006.

- Leading intranet experts Nielsen Norman Group selected Amadeus as one of the top intranets worldwide for 2003. Nearly 100 intranet sites were reviewed for the contest out of which ten winners were chosen for best usability and design.

Travel Distribution

- Thomas Cook AG, a leading travel group, and Amadeus signed their first global agreement, replacing the existing local agreements covering Germany, UK, France, Austria, Belgium, Luxemburg, Poland, Hungary, Egypt, India and Sri Lanka. This new framework agreement is a reflection of the global partnership between Thomas Cook and Amadeus.

- During the quarter, Amadeus has facilitated e-ticketing to the following airlines in 66 markets: Aegean Airlines, Air Berlin, Air Canada, All Nippon Airways, Austrian Airlines, Bahamasair, British Airways, China Airlines, Eastern Airways, Lufthansa, Singapore Airlines and Spanair.

- Amadeus partnered with GTS, the leading specialist for student travel in Central and Eastern Europe, to bring more competitive travel services to students in the Czech Republic, Slovakia, Romania and Bulgaria. Through this new agreement, GTS and its subsidiaries will use the Amadeus system for sales and reservations and Amadeus Vista and ProTempo with internet connectivity as a front office solution.

- To further accelerate growth in Central and Eastern Europe, Amadeus completed acquisition of its Polish distribution partner - Amadeus Polska - the leading travel technology player in Poland, processing over 62 per cent of the country's air bookings made through travel agencies.

- Eurostar, the leading high speed passenger rail company serving the UK, France and Belgium, chose to expand distribution of its rail services through the Amadeus travel distribution system, via the same neutral display used by airlines. This initiative allows Amadeus travel agents located in most countries where Eurostar services are not already available through local Amadeus rail distribution solutions, to view, book, and ticket Eurostar services.

e-Commerce (including e-Travel)

- Qantas Airways has signed a five-year contract for e-Travel to deliver its leisure, managed, and unmanaged online travel booking solutions.

- bmi has signed a multi-year contract for e-Travel to provide the Internet booking engine and Web Design services for its main Web site.

- e-Travel announced the general availability of e-Travel Reporter, a Web-based reporting application that consolidates online travel patterns and trends across leisure Web sites. This solution enables e-Travel clients to gain business intelligence by data-mining their operational and financial data from their worldwide e-commerce Web sites. Seven launch clients have already signed for e-Travel Reporter including Air France, Alitalia (Northern Europe), Icelandair, Qantas, Widerøe, and a further 2 airlines in Europe and North America.

Airline IT Services

- Amadeus and IBM formed a strategic relationship to address the needs of airline and transportation companies looking to upgrade their IT infrastructure and adapt their business processes.

- Gulf Air introduced sophisticated, self-service electronic check-in kiosks at Abu Dhabi, Muscat, and Bahrain international airports, to speed up and simplify check-in for its passengers, through a combination of Amadeus and IBM technology.

- Six new airline customers in Europe and Africa signed for services from **Altéa**,

- Continental Airlines, a major U.S. carrier, selected the Altéa Electronic Ticket Server (ETS) Interline Gateway to interline electronic ticketing with other carriers. ETS Interline Gateway is the first, fully neutral interline solution, which allows any airline to make their electronic ticket flight coupons available to previously designated "interline partners", regardless of the hosting system either airline uses.

- To deploy e-ticketing across markets, Aer Lingus implemented Altéa Electronic Ticket Server (ETS), a neutral IT application and database for full management and distribution of e-tickets, with links to global distribution systems for travel agency distribution; to user airlines' own sales and reservation offices for direct sales; and to airline alliance partners for interlining purposes.

Note:

This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the quarter ended 30 September, 2003
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 September Excluding Special Items			For the quarter ended 30 September Including Special Items		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	481,064	449,335	7.1%	481,064	449,335	7.1%
Cost of sales	379,803	355,806	6.7%	379,803	355,806	6.7%
Selling, general and admin. expenses	19,428	18,890	2.8%	19,428	18,890	2.8%
Total operating expenses	399,231	374,696	6.5%	399,231	374,696	6.5%
Operating Income	**81,833**	**74,639**	**9.6%**	**81,833**	**74,639**	**9.6%**
Other income (expense)						
Interest expense, net	(3,642)	(4,187)	(13.0%)	(3,905)	(5,249)	(25.6%)
Exchange gains (losses)	(772)	(569)	35.7%	(772)	(569)	35.7%
Other	(292)	146	n/a	399	(3,298)	n/a
Income before income taxes	**77,127**	**70,029**	**10.1%**	**77,555**	**65,523**	**18.4%**
Income taxes	31,260	26,816	16.6%	31,410	25,244	24.4%
Income after taxes	**45,867**	**43,213**	**6.1%**	**46,145**	**40,279**	**14.6%**
Equity in earnings (losses) from associates	(3,802)	(6,647)	(42.8%)	(3,802)	(6,647)	(42.8%)
Equity in earnings (losses) from discontinued Operations of associates	0	(8,917)	(100.0%)	0	(8,917)	(100.0%)
Minority interests	(6)	(40)	(85.0%)	(6)	(40)	(85.0%)
Net Income	**42,059**	**27,609**	**52.3%**	**42,337**	**24,675**	**71.6%**
Other information						
Operating margin	17.0%	16.6%	0.4 pp	17.0%	16.6%	0.4 pp
EBITDA (1)	**141,372**	**117,582**	**20.2%**	**141,372**	**117,582**	**20.2%**
EBITDA margin	**29.4%**	**26.2%**	**3.2 pp**	**29.4%**	**26.2%**	**3.2 pp**
Goodwill amortisation in Operating Expenses	16,855	3,548	375.1%	16,855	3,548	375.1%
Goodwill amortisation in Associates	3,655	4,536	(19.4%)	3,655	4,536	(19.4%)
Total Goodwill Amortisation	**20,510**	**8,084**	**153.7%**	**20,510**	**8,084**	**153.7%**
Booking information by Category (2)						
Air bookings	**89,105**	**86,605**	**2.9%**	**89,105**	**86,605**	**2.9%**
Non air bookings	6,278	6,617	(5.1%)	6,278	6,617	(5.1%)
Amadeus Germany Leisure bookings	11,211	0	n/a	11,211	0	n/a
Total non air bookings	**17,489**	**6,617**	**164.3%**	**17,489**	**6,617**	**164.3%**
Total Bookings	**106,594**	**93,222**	**14.3%**	**106,594**	**93,222**	**14.3%**
Total Bookings excluding Leisure bookings	**95,383**	**93,222**	**2.3%**	**95,383**	**93,222**	**2.3%**
Booking information by Region (2)						
North America (3)	**9,449**	**9,075**	**4.1%**	**9,449**	**9,075**	**4.1%**
Europe	60,883	59,150	2.9%	60,883	59,150	2.9%
Amadeus Germany Leisure bookings	11,211	0	n/a	11,211	0	n/a
Total Europe	**72,094**	**59,150**	**21.9%**	**72,094**	**59,150**	**21.9%**
Rest of the world (ROW)	**25,051**	**24,997**	**0.2%**	**25,051**	**24,997**	**0.2%**
Total Bookings	**106,594**	**93,222**	**14.3%**	**106,594**	**93,222**	**14.3%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the nine months period ended 30 September, 2003
(Expressed in thousands of EUROs unless indicated)

	For the nine month period ended 30 September **Excluding Special Items**			For the nine month period ended 30 September **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	1,453,384	1,404,934	3.4%	1,453,384	1,404,934	3.4%
Cost of sales	1,140,157	1,097,905	3.8%	1,140,157	1,097,905	3.8%
Selling, general and admin. expenses	60,137	53,548	12.3%	60,137	53,548	12.3%
Total operating expenses	1,200,294	1,151,453	4.2%	1,200,294	1,151,453	4.2%
Operating income	**253,090**	**253,481**	**(0.2%)**	**253,090**	**253,481**	**(0.2%)**
Other income (expense)						
Interest expense, net	(11,594)	(10,705)	8.3%	(11,837)	(13,736)	(13.8%)
Exchange gains (losses)	(398)	(587)	(32.2%)	(398)	(587)	(32.2%)
Other	(378)	2,012	n/a	2,565	12,008	(78.6%)
Income before income taxes	**240,720**	**244,201**	**(1.4%)**	**243,420**	**251,166**	**(3.1%)**
Income taxes	97,640	94,248	3.6%	98,585	96,699	2.0%
Income after taxes	**143,080**	**149,953**	**(4.6%)**	**144,835**	**154,467**	**(6.2%)**
Equity in earnings (losses) from associates	(12,477)	(16,703)	(25.3%)	(12,477)	(16,703)	(25.3%)
Equity in earnings (losses) from discontinued Operations of associates	0	(11,337)	(100.0%)	0	(11,337)	(100.0%)
Minority interests	(50)	(40)	25.0%	(50)	(40)	25.0%
Net income	**130,553**	**121,873**	**7.1%**	**132,308**	**126,387**	**4.7%**
Other information						
Operating margin	17.4%	18.0%	(0.6 pp)	17.4%	18.0%	(0.6 pp)
EBITDA (1)	**409,230**	**380,044**	**7.7%**	**409,230**	**380,044**	**7.7%**
EBITDA margin	**28.2%**	**27.1%**	**1.1 pp**	**28.2%**	**27.1%**	**1.1 pp**
Goodwill amortisation in Operating Expenses	28,866	10,042	187.5%	28,866	10,042	187.5%
Goodwill amortisation in Associates	11,484	13,547	(15.2%)	11,484	13,547	(15.2%)
Total Goodwill Amortisation	**40,350**	**23,589**	**71.1%**	**40,350**	**23,589**	**71.1%**
Booking information by Category (2)						
Air bookings	**270,627**	**279,006**	**(3.0%)**	**270,627**	**279,006**	**(3.0%)**
Non air bookings	21,345	22,948	(7.0%)	21,345	22,948	(7.0%)
Amadeus Germany Leisure bookings	26,121	0	n/a	26,121	0	n/a
Total non air bookings	**47,466**	**22,948**	**106.8%**	**47,466**	**22,948**	**106.8%**
Total Bookings	**318,093**	**301,954**	**5.3%**	**318,093**	**301,954**	**5.3%**
Total Bookings excluding Leisure bookings	**291,972**	**301,954**	**(3.3%)**	**291,972**	**301,954**	**(3.3%)**
Booking information by Region (2)						
North America (3)	**28,710**	**30,127**	**(4.7%)**	**28,710**	**30,127**	**(4.7%)**
Europe	195,267	196,185	(0.5%)	195,267	196,185	(0.5%)
Amadeus Germany Leisure bookings	26,121	0	n/a	26,121	0	n/a
Total Europe	**221,388**	**196,185**	**12.8%**	**221,388**	**196,185**	**12.8%**
Rest of the world (ROW)	**67,995**	**75,643**	**(10.1%)**	**67,995**	**75,643**	**(10.1%)**
Total Bookings	**318,093**	**301,954**	**5.3%**	**318,093**	**301,954**	**5.3%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

aMaDEUS

Press Release

Amadeus Third Quarter 2003 Results:

- **Market share gains, business diversification and cost control boost revenue by 7.1% and net income by 52%**
- **Company maintains target of 5% growth in net income for full year**

Commenting on the results[1], **José Antonio Tazón**, President and CEO of Amadeus, said:

"Although the recovery of travel is still timid and inconsistent across regions, in the quarter Amadeus has processed 2.3% more travel reservations[2] (95.4m) and raised its total revenue by 7.1% compared to the same period in 2002. Net income for the period rose 52.3% (excluding special items), enabling us to maintain our forecast of 5% net income growth to €155m for the full year.

In **travel distribution**, Amadeus continues to lead the GDS sector with a world market share in travel agency air bookings of 27.8%, reflecting a year-on-year increase of 1.3 percentage points[3]. Strong reservations growth was achieved in Central and Eastern Europe (+29.1%), Africa and the Middle East (+42.6%) and Asia Pacific (+14.7%), with Amadeus clearly outpacing the market and raising its share. In Western Europe (+1.5%) and North America (+3%), Amadeus also returned to growth.

Non-reservations revenue derived from **e-Travel, Airline IT Services** and other business areas grew by 18.1%, underlining the continued success of our business diversification strategy to unlock new revenue opportunities.

Total operating expenses rose by 6.5% thanks to careful, ongoing cost control. For the full year, we are maintaining ambitious targets in an uncertain environment."

Madrid: Tuesday, 4 November 2003

3rd Quarter 2003 Results*

(For the three months ended 30 September 2003)

* Based on International Accounting Standards (IAS); 2003 figures not audited

Madrid, 4 November 2003: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, today reported its third quarter results for the period ended 30 September 2003.

3rd Quarter 2003 Financial Highlights (to 30 September 2003)

(in million EUR)	Q3 2003	Q3 2002	Growth %
Total Bookings (millions) incl German Leisure	106.6	93.2	+ 14.3
Bookings (millions) excl. German Leisure	95.4	93.2	+ 2.3
Revenues	481.1	449.3	+ 7.1
EBITDA (1)	141.4	117.6	+ 20.2
Net income (excluding special items)	42.1	27.6	+ 52.3
Net income (including special items)	42.3	24.7	+71.6

(1) EBITDA = operating income + operating depreciation and amortisation.

In **travel distribution**, total bookings, including Leisure bookings in Germany, which Amadeus fully consolidates since March 2003, registered 14.3% year-on-year growth.

Amadeus market share in travel agency air reservations grew 1.3 percentage points to 27.8% globally.

For the quarter, air bookings made through Amadeus by travel agencies in our **traditional markets in Europe** (France, Germany, Scandinavia and Spain), which represent around 50% of our volume and where we hold market shares of more than 75%, stayed steady with the notable exceptions of Spain and Denmark, where, compared to the same period in 2002, reservations rose by 14.8% and 18.4% respectively. Amadeus market share in these countries remained unchanged.

In other **Western European** markets, Amadeus's share in travel agency air bookings rose by 3.1 percentage points to over 25% with remarkable increases registered, as in the previous quarter, in Switzerland and the UK, where air reservations rose by 25% and 28% respectively.

The clearest sign of travel recovery in the quarter was recorded in **Central and Eastern Europe**, as air bookings increased by 16.7% compared to the same months of 2002. Here, too, Amadeus outpaced the market with reservations climbing by 29% and market share rising 5.3 percentage points to 56%. Travel agencies in Estonia, Latvia, Poland, Russia and Slovakia booked at least 32% more flights through Amadeus in this quarter.

In **North America** total air travel sold by travel agencies is still four percent lower than last year, but Amadeus bookings rose 3%, achieving a market share of 9%. In **Latin America**, regional total air travel sales are still 8% lower than in the same quarter of 2002. Nevertheless, Amadeus reservations increased by 28% in Argentina, by 63% in Bolivia, by 15% in Chile and 29% in Peru.

Asia Pacific has now overcome the SARS induced slowdown, with 12% more air travel sold through travel agencies than in the third quarter 2002. Amadeus agencies again beat the market, with regional volumes rising 15%, the most notable performance being achieved in India (+18%), Korea (+71%), Malaysia (+18%), Pakistan (+72%), Singapore (+17%) and Thailand (+26%), while overall market share in the region stayed steady at 28%.

Travel industry activity in the **Middle East and Africa** has developed very positively in the quarter, with aggregate air travel retailed through travel agencies up 10%. In these market conditions, Amadeus was able to increase its reservations by a historic 43%, due mainly to the performance of markets which Amadeus has entered in the last two years and where it is now achieving significant market share: in Algeria bookings grew by 185%, in Central and Western Africa by 39%, in Egypt by 30%, in Ghana by 37%, in Nigeria by 53%, in Qatar by 187% and in Sudan by 71%. Market shares in these countries now range from 23% (Egypt) to 97% (Algeria). Overall market share in the region has grown 4.7 percentage points to 20%.

Total **revenue** was €481.1 million, up 7.1% from €449.3 million in the same quarter of 2002, positively affected by both higher travel volumes and the incorporation of German leisure bookings which Amadeus consolidates since March 2003. Non-reservation revenues increased 18.1% to €117.0m: Airline IT Services revenue from Qantas and British Airways was boosted by 42%, while revenue from the newly consolidated National Marketing Companies (NMCs) in Scandinavia and Germany was 163% higher than in the same period of 2002. e-Travel and other e-commerce activities rose by 50.7% year-on-year.

Due to cost control and a more favourable product mix in reservations, **operating expenses** were up only 6.5%, although affected by a €10.1 million charge against goodwill associated with our US consortia business. Without this impact and the effect of new acquisitions, operating expenses would have decreased by 2.7% compared to the third quarter 2002.

EBITDA was up 20.2% with an improvement of 3.2 percentage points in EBITDA margin against the same period in 2002, even though Amadeus's cost base now incorporates the consolidation of ICSA-T and the Scandinavian and German NMCs. Despite the strong depreciation of the US dollar, the foreign exchange impact was limited to €1 million at EBITDA level.

Net income excluding special items is up 52.3% to €42 million, while net income including special items, at €42.3 million, is up 71.6% over the same quarter in 2002. Special items are mainly due to unrealised gains from equity swap agreements and issue of warrants for Amadeus shares to third parties.

Outlook

Amadeus has generated strong results during the first nine months of 2003. Nevertheless, the anticipation of challenging market conditions in the travel distribution business obliges us to be prudent. Though our EBITDA target - an increase of 2% to €500m - may be slightly conservative given actual results year to date, for the net income we maintain our annual target at EUR 155m. Amadeus anticipates additional one off charges during the fourth quarter related to the restructuring of some business areas. This should position Amadeus well for the forthcoming year, when booking levels are expected to make a recovery.

3rd Quarter 2003 - Operating Highlights

Operating highlights for the second quarter ended 30 September 2003 include:

Corporate

- Amadeus was selected as a member of the Dow Jones STOXX Sustainability Index (DJSI STOXX) - the first pan-European index tracking the performance of sustainability-driven companies. As one of 178 companies from 13 countries on the index, Amadeus is the only GDS and specialised Travel IT provider and one of seven Spanish companies represented.

- Amadeus continues to lead the industry with international quality standards. It renewed the demanding ISO 9001:2000 Quality certification which will be valid until August 2006.

- Leading intranet experts Nielsen Norman Group selected Amadeus as one of the top intranets worldwide for 2003. Nearly 100 intranet sites were reviewed for the contest out of which ten winners were chosen for best usability and design.

Travel Distribution

- Thomas Cook AG, a leading travel group, and Amadeus signed their first global agreement, replacing the existing local agreements covering Germany, UK, France, Austria, Belgium, Luxemburg, Poland, Hungary, Egypt, India and Sri Lanka. This new framework agreement is a reflection of the global partnership between Thomas Cook and Amadeus.

- During the quarter, Amadeus has facilitated e-ticketing to the following airlines in 66 markets: Aegean Airlines, Air Berlin, Air Canada, All Nippon Airways, Austrian Airlines, Bahamasair, British Airways, China Airlines, Eastern Airways, Lufthansa, Singapore Airlines and Spanair.

- Amadeus partnered with GTS, the leading specialist for student travel in Central and Eastern Europe, to bring more competitive travel services to students in the Czech Republic, Slovakia, Romania and Bulgaria. Through this new agreement, GTS and its subsidiaries will use the Amadeus system for sales and reservations and Amadeus Vista and ProTempo with internet connectivity as a front office solution.

- To further accelerate growth in Central and Eastern Europe, Amadeus completed acquisition of its Polish distribution partner - Amadeus Polska - the leading travel technology player in Poland, processing over 62 per cent of the country's air bookings made through travel agencies.

- Eurostar, the leading high speed passenger rail company serving the UK, France and Belgium, chose to expand distribution of its rail services through the Amadeus travel distribution system, via the same neutral display used by airlines. This initiative allows Amadeus travel agents located in most countries where Eurostar services are not already available through local Amadeus rail distribution solutions, to view, book, and

e-Commerce (including e-Travel)

- Qantas Airways has signed a five-year contract for e-Travel to deliver its leisure, managed, and unmanaged online travel booking solutions.

- bmi has signed a multi-year contract for e-Travel to provide the Internet booking engine and Web Design services for its main Web site.

- e-Travel announced the general availability of e-Travel Reporter, a Web-based reporting application that consolidates online travel patterns and trends across leisure Web sites. This solution enables e-Travel clients to gain business intelligence by data-mining their operational and financial data from their worldwide ecommerce Web sites. Seven launch clients have already signed for e-Travel Reporter including Air France, Alitalia (Northern Europe), Icelandair, Qantas, Widerøe, and a further 2 airlines in Europe and North America.

Airline IT Services

- Amadeus and IBM formed a strategic relationship to address the needs of airline and transportation companies looking to upgrade their IT infrastructure and adapt their business processes.

- Gulf Air introduced sophisticated, self-service electronic check-in kiosks at Abu Dhabi, Muscat, and Bahrain international airports, to speed up and simplify check-in for its passengers, through a combination of Amadeus and IBM technology.

- Six new airline customers in Europe and Africa signed for services from **Altéa**, Amadeus's rebranded Airline IT Services. The airlines will use **Altéa Sell** as a Sales System for their internal sales and reservation needs.
- Continental Airlines, a major U.S. carrier, selected the Altéa Electronic Ticket Server (ETS) Interline Gateway to interline electronic ticketing with other carriers. ETS Interline Gateway is the first, fully neutral interline solution, which allows any airline to make their electronic ticket flight coupons available to previously designated "interline partners", regardless of the hosting system either airline uses.

- To deploy e-ticketing across markets, Aer Lingus implemented Altéa Electronic Ticket Server (ETS), a neutral IT application and database for full management and distribution of e-tickets, with links to global distribution systems for travel agency distribution; to user airlines' own sales and reservation offices for direct sales; and to airline alliance partners for interlining purposes.

Year-to-date 2003 Results*

(For the nine months ended 30 September 2003)

* Based on International Accounting Standards (IAS); 2003 figures not audited

Year-to-date (YTD) 2003: Financial Highlights
(nine months to 30 September 2003)

(in million EUR)	YTD 2003	YTD 2002	Growth %
Total Bookings (millions) Incl German Leisure	318.1	302.0	+ 5.3
Bookings (millions) excl German Leisure	292.0	302.0	- 3.3
Revenues	1,453.4	1,404.9	+ 3.4
EBITDA [(1)]	409.2	380.0	+ 7.7
Net income (excluding special items)	130.6	121.9	+ 7.1
Net income (including special items)	132.3	126.4	+ 4.7

(1) EBITDA = operating income + operating depreciation and amortisation.

Total **revenue** increased by 3.4% to €1,453.4m. Revenue from reservations fell 1.2%, impacted principally by decreasing travel volumes and foreign exchange exposure. Non-reservation revenues increased 21.7% to €349.5m, thanks to a 63.1% growth in Airline IT Services and the incorporation of revenue streams from the newly consolidated National Marketing Companies (NMCs) in Scandinavia and Germany.

Operating expenses were up 4.2%, affected by a €10.1 million charge against goodwill associated with our US consortia business and a €9.9m provision for doubtful debts (up 72% compared to 2002). Without the impact of goodwill amortisation and the effect of new acquisitions, operating expenses would have decreased by 3.2%.

EBITDA grew by 7.7% with the EBITDA margin rising 1.1 percentage points to 28.2%, even though Amadeus's cost base now incorporates the consolidation of ICSA-T and the Scandinavian and German NMCs.

Net income excluding special items is up 7.1% to €130.6m while net income including special items, at €132.3m, gained 4.7% over the same period in 2002. Special items are mainly due to unrealised gains from equity swap agreements and issue of warrants for Amadeus shares to third parties.

Notes to the Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries.
  Its comprehensive GDS data processing centre serves some 64,500 travel agency locations and more than 10,000 airline sales offices, which together total around 290,000 points of sale located in over 210 markets worldwide.
  Through the Amadeus GDS, travel agencies and airline offices are able to make bookings with 485 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 56,000 hotels, 50 car rental companies serving some 25,300 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

- Amadeus is a leading application service provider (ASP) to the airline industry with its **Altéa** suite of solutions.
  139 airlines use *Altéa Sell* as a Sales System in their offices to provide passengers with superior and seamless service at optimal cost.
  Amadeus's new generation of Passenger Service Systems, which include all IT systems associated with inventory management (*Altéa Set*) and departure control (*Altéa Fly*), is being implemented by British Airways, Qantas and Finnair.

- e-Travel, Amadeus's e-commerce business unit, is global leader in online travel technology and corporate travel management solutions. It powers the Web pages of more than 900 travel agencies, 264 corporate sites, 10 hotel sites and 54 airlines.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2002, the company reported revenues of EUR 1856m and net income of EUR 148.6m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 5,100 employees worldwide.

For further information please contact:

Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : info@amadeus.net

Selected financial information and operating statistics
For the quarter ended 30 September, 2003
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 September **Excluding Special Items**			For the quarter ended 30 September **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	481,064	449,335	7.1%	481,064	449,335	7.1%
Cost of sales	379,803	355,806	6.7%	379,803	355,806	6.7%
Selling, general and admin. expenses	19,428	18,890	2.8%	19,428	18,890	2.8%
Total operating expenses	399,231	374,696	6.5%	399,231	374,696	6.5%
Operating income	**81,833**	**74,639**	**9.6%**	**81,833**	**74,639**	**9.6%**
Other income (expense)						
Interest expense, net	(3,642)	(4,187)	(13.0%)	(3,905)	(5,249)	(25.6%)
Exchange gains (losses)	(772)	(569)	35.7%	(772)	(569)	35.7%
Other	(292)	146	n/a	399	(3,298)	n/a
Income before income taxes	**77,127**	**70,029**	**10.1%**	**77,555**	**65,523**	**18.4%**
Income taxes	31,260	26,816	16.6%	31,410	25,244	24.4%
Income after taxes	**45,867**	**43,213**	**6.1%**	**46,145**	**40,279**	**14.6%**
Equity in earnings (losses) from associates	(3,802)	(6,647)	(42.8%)	(3,802)	(6,647)	(42.8%)
Equity in earnings (losses) from discontinued Operations of associates	0	(8,917)	(100.0%)	0	(8,917)	(100.0%)
Minority interests	(6)	(40)	(85.0%)	(6)	(40)	(85.0%)
Net income	**42,059**	**27,609**	**52.3%**	**42,337**	**24,675**	**71.6%**
Other information						
Operating margin	17.0%	16.6%	0.4 pp	17.0%	16.6%	0.4 pp
EBITDA (1)	**141,372**	**117,582**	**20.2%**	**141,372**	**117,582**	**20.2%**
EBITDA margin	**29.4%**	**26.2%**	**3.2 pp**	**29.4%**	**26.2%**	**3.2 pp**
Goodwill amortisation in Operating Expenses	16,855	3,548	375.1%	16,855	3,548	375.1%
Goodwill amortisation in Associates	3,655	4,536	(19.4%)	3,655	4,536	(19.4%)
Total Goodwill Amortisation	**20,510**	**8,084**	**153.7%**	**20,510**	**8,084**	**153.7%**
Booking information by Category (2)						
Air bookings	**89,105**	**86,605**	**2.9%**	**89,105**	**86,605**	**2.9%**
Non air bookings	6,278	6,617	(5.1%)	6,278	6,617	(5.1%)
Amadeus Germany Leisure bookings	11,211	0	n/a	11,211	0	n/a
Total non air bookings	**17,489**	**6,617**	**164.3%**	**17,489**	**6,617**	**164.3%**
Total Bookings	**106,594**	**93,222**	**14.3%**	**106,594**	**93,222**	**14.3%**
Total Bookings excluding Leisure bookings	**95,383**	**93,222**	**2.3%**	**95,383**	**93,222**	**2.3%**
Booking information by Region (2)						
North America (3)	**9,449**	**9,075**	**4.1%**	**9,449**	**9,075**	**4.1%**
Europe	60,883	59,150	2.9%	60,883	59,150	2.9%
Amadeus Germany Leisure bookings	11,211	0	n/a	11,211	0	n/a
Total Europe	**72,094**	**59,150**	**21.9%**	**72,094**	**59,150**	**21.9%**
Rest of the world (ROW)	**25,051**	**24,997**	**0.2%**	**25,051**	**24,997**	**0.2%**
Total Bookings	**106,594**	**93,222**	**14.3%**	**106,594**	**93,222**	**14.3%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the nine months period ended 30 September, 2003
(Expressed in thousands of EUROs unless indicated)

	For the nine month period ended 30 September **Excluding Special Items**			For the nine month period ended 30 September **Including Special Items**		
	2003 (Unaudited)	2002 (Unaudited)	% change	2003 (Unaudited)	2002 (Unaudited)	% change
Revenue	1,453,384	1,404,934	3.4%	1,453,384	1,404,934	3.4%
Cost of sales	1,140,157	1,097,905	3.8%	1,140,157	1,097,905	3.8%
Selling, general and admin. expenses	60,137	53,548	12.3%	60,137	53,548	12.3%
Total operating expenses	1,200,294	1,151,453	4.2%	1,200,294	1,151,453	4.2%
Operating Income	**253,090**	**253,481**	**(0.2%)**	**253,090**	**253,481**	**(0.2%)**
Other income (expense)						
Interest expense, net	(11,594)	(10,705)	8.3%	(11,837)	(13,736)	(13.8%)
Exchange gains (losses)	(398)	(587)	(32.2%)	(398)	(587)	(32.2%)
Other	(378)	2,012	n/a	2,565	12,008	(78.6%)
Income before income taxes	**240,720**	**244,201**	**(1.4%)**	**243,420**	**251,166**	**(3.1%)**
Income taxes	97,640	94,248	3.6%	98,585	96,699	2.0%
Income after taxes	**143,080**	**149,953**	**(4.6%)**	**144,835**	**154,467**	**(6.2%)**
Equity in earnings (losses) from associates	(12,477)	(16,703)	(25.3%)	(12,477)	(16,703)	(25.3%)
Equity in earnings (losses) from discontinued Operations of associates	0	(11,337)	(100.0%)	0	(11,337)	(100.0%)
Minority interests	(50)	(40)	25.0%	(50)	(40)	25.0%
Net Income	**130,553**	**121,873**	**7.1%**	**132,308**	**126,387**	**4.7%**
Other information						
Operating margin	17.4%	18.0%	(0.6 pp)	17.4%	18.0%	(0.6 pp)
EBITDA (1)	**409,230**	**380,044**	**7.7%**	**409,230**	**380,044**	**7.7%**
EBITDA margin	**28.2%**	**27.1%**	**1.1 pp**	**28.2%**	**27.1%**	**1.1 pp**
Goodwill amortisation in Operating Expenses	28,866	10,042	187.5%	28,866	10,042	187.5%
Goodwill amortisation in Associates	11,484	13,547	(15.2%)	11,484	13,547	(15.2%)
Total Goodwill Amortisation	**40,350**	**23,589**	**71.1%**	**40,350**	**23,589**	**71.1%**
Booking information by Category (2)						
Air bookings	**270,627**	**279,006**	**(3.0%)**	**270,627**	**279,006**	**(3.0%)**
Non air bookings	21,345	22,948	(7.0%)	21,345	22,948	(7.0%)
Amadeus Germany Leisure bookings	26,121	0	n/a	26,121	0	n/a
Total non air bookings	**47,466**	**22,948**	**106.8%**	**47,466**	**22,948**	**106.8%**
Total Bookings	**318,093**	**301,954**	**5.3%**	**318,093**	**301,954**	**5.3%**
Total Bookings excluding Leisure bookings	**291,972**	**301,954**	**(3.3%)**	**291,972**	**301,954**	**(3.3%)**
Booking information by Region (2)						
North America (3)	**28,710**	**30,127**	**(4.7%)**	**28,710**	**30,127**	**(4.7%)**
Europe	195,267	196,185	(0.5%)	195,267	196,185	(0.5%)
Amadeus Germany Leisure bookings	26,121	0	n/a	26,121	0	n/a
Total Europe	**221,388**	**196,185**	**12.8%**	**221,388**	**196,185**	**12.8%**
Rest of the world (ROW)	**67,995**	**75,643**	**(10.1%)**	**67,995**	**75,643**	**(10.1%)**
Total Bookings	**318,093**	**301,954**	**5.3%**	**318,093**	**301,954**	**5.3%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

AMADEUS

Q3 2003 Results

4 November, 2003

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

amadeus

Highlights

- **Good set of results in a tough environment**
  - EBITDA up 20%
  - Net income excluding special items, up 52%
- **We reiterate our guidance for 2003**
  - Improvement in booking growth but not yet consolidated

AMADEUS

3Q 2003 Main Figures

In million Euros	3Q03	3Q02	Var (%)
Bookings	106.6	93.2	14.3%
Revenues	481.1	449.3	7.1%
EBITDA	141.4	117.6	20.2%
% Margin	29.4%	26.2%	3.2pp
EBIT	81.8	74.6	9.6%
% Margin	17.0%	16.6%	0.4pp
Net income (EXcl extr- items)	42.1	27.6	52.3%

AMADEUS

Bookings


106.6
2.3%
93.2
95.4
11.2
-5.1%
6.6
6.3
2.9%
86.6
89.1
3Q 02
3Q 03
Ams Germany Bks
Non Air Bookings
Air Bookings
In million Euros

Market Share – Q3'03 & Change since Q3 '02
Travel Agency Air Bookings


North America 8.9%
0.6pp
W.Europe 53.7%
2.1pp
CESE 55.5%
6.3pp
Asia Pacific 27.6%
0.6pp
Middle East
& Africa 20.4%
4.7pp
Latin America(1) 37.1%
1.0pp
South America 44.6%
1.9pp
Globally 27.8%
1.3pp

Source MIDT

(1) Latin America includes South America + CCM (Central America, Caribbean & Mexico)

Revenues



449.3
7.1%
481.1
99.1
18%
117
4%
350.2
364.1
3Q 02
Non Bookings Fee Revenues
Bookings Fee Revenues
3Q 03
In million Euros

AMADEUS

Non Booking related Revenue



99.1
19.1
2.9
77.1
3Q 02
18%
11%
51%
19%
117
21.1
4.4
91.5
3Q 03
IT Services
E-commerce
Traditional
In million Euros

EBITDA & EBIT



117.6
43
74.6
3Q 02
20.2%
38.6%
9.6%
141.4
59.6
81.8
3Q 03
EBITDA
EBIT
Depreciation & Amortization
In million Euros

Line of Business

Million Euros	Traditional	e-Commerce	IT Services	TOTAL
Revenues	429	31	21.1	481.1
EBITDA	132.5	0.1	8.8	141.4
% Margin	*30.9%*	*-*	*41.7%*	*29.4%*
EBIT	85.1	-5.1	1.8	81.8
% Margin	*19.8%*	*-16.4%*	*8.6%*	*17.0%*

amadeus

Other Information

- **Update on the DOT rule-making process**
- **Joins the DOJ Sustainability Index**
- **IBM Partnership agreement**
- **We reiterate our guidance for the full year**


Annual Review 2002

Annual Review 2002	As one of Europe's foremost information technology companies, Amadeus is a world leader in IT solutions for the global travel and tourism industry... Welcome to our review of the year, 2002.

Index


DOBRODOŠLI





Amadeus at a Glance

Amadeus at a Glance

Travel is the world's largest industry and Amadeus sits right at the heart of it. As one of Europe's foremost information technology companies, Amadeus is a world leader in IT solutions for the global travel and tourism industry.

At the heart of its operations lies Amadeus's Global Distribution System (GDS), which is the world's largest and most international electronic marketing and sales system for travel, covering 269,943 points of sale in 214 markets. It connects travel providers (467 airlines, 61,560 hotel properties, 24,402 car rental locations, rail, tour, insurance, ferry and cruise operators) with 61,868 travel agencies. Amadeus is also used as an internal sales system by 131 airlines with 10,520 sales offices.

Parting from this core business, Amadeus has expanded into two complementary areas: travel e-commerce systems and IT services for airlines.

Amadeus e-commerce systems are playing an instrumental part in the travel industry's highly visible internet success story and helping corporations use the internet to control travel spend. Our e-Travel division is a single integrated source of all the systems, services and know-how for any travel e-commerce operation. Flexible, customisable, and highly scaleable booking engines by e-Travel have become the platform most often chosen by online travel retailers to ensure operational efficiency and end-user satisfaction. Our corporate online self-booking technology convinces corporate travellers to take charge of their own reservations, generating substantial savings for their companies through coherent travel policy management, faster transaction processing and better bargaining power. As with all Amadeus products, e-Travel offerings are available in up to 20 languages and supported all around the globe.

Amadeus has a longstanding relationship with the airline industry as a community system outsourcer. Its GDS functions as the sole internal sales system of around a quarter of the world's airlines and is used in all their direct sales channels. The resulting reputation for high levels of service, innovation and governance has generated a unique track record, with not a single customer lost in eleven years. Building on this success, Amadeus now offers airlines an innovative Passenger Service System (PSS), which handles all vital IT functions within an airline, such as inventory, sales and departure control. The Amadeus PSS concept breaks fresh ground, because it is, like the original Sales System, community-based and designed not only to generate cost savings traditionally associated with outsourcing, but also to add value through the flexibility with which an airline can handle the relationship with passengers.

We continue to be a young, dynamic and truly multinational organisation with a shared vision that is changing the nature of the travel industry by anticipating customers' evolving requirements. For us, 'partnership' is not just a slogan; it's actually the way we do business successfully, by seeking long-term mutually beneficial relationships with customers throughout travel. We

are close to our clients, not only because we make every effort to understand their business and look at the world from their perspective, but also because we quite literally speak their language in all of our 214 markets.

These are the reasons why so many customers trust us with their most precious and mission critical asset: the data systems and networks that are fundamental to retaining the confidence and loyalty of their clients and staff.

AMADEUS
AT THE HEART OF THE GLOBAL TRAVEL AND TOURISM INDUSTRY


AIRLINE
IT SERVICES
Community
Passenger
Service Systems
Amadeus
GDS
Travel Distribution
& Sales System
e-Travel
Corporate Travel
Management
& Web Technology

Inventory, Reservation & Sales and Departure Control

Our customers include 131 airlines.

467 airlines, 48 car rental companies, 61,560 hotels, rail, ferry, cruise and insurance companies, tour, event and destination operators use Amadeus to reach 61,868 travel agencies and the sales offices of 131 airlines in 214 markets around the world.

e-Travel powers 887 travel agency websites, 18 hotel sites, 139 sites serving 50 airlines and provides self-booking tools to 255 corporations in 20 countries.

Results Overview



REVENUES – € million | % change



2000
1800
1600
1400
1200
1000
800
600
400
200
0
11.4%
14.5%
15.3%
14.2%
4.0%
1998
1999
2000
2001
2002

EBITDA – € million | % change



500
450
400
350
300
250
200
150
100
50
0
22.3%
9.4%
13.1%
10.8%
16.2%
1998
1999
2000
2001
2002

NET INCOME – € million | % change (Excluding and Including special items)



180
160
140
120
100
80
60
40
20
0
(19.1%)
(12.7%)
58.4%
111.8%
18.0%
(25.8%)
(10.2%)
6.4%
20.5%
10.8%
1998
1999
2000
2001
2002
Excluding special items
Including special items

REVENUE SPLIT 2002 (2001)



Other revenues
21.4%
(20%)
78.6%
(80%)
Booking revenues

TRAVEL AGENCY LOCATIONS
% change



(thousands)
70
60
50
40
30
20
10
0
6.6%
7.2%
12.9%
4.8%
7.3%
1998
1999
2000
2001
2002

TOTAL BOOKINGS – million
% change



400
350
300
250
200
150
100
50
0
6.8%
5.1%
6.0%
(2.0%)
2.4%
1998
1999
2000
2001
2002

BOOKING SPLIT 2002 (2001)



Non air bookings
7.8%
(8.1%)
92.2%
(91.9%)
Air Bookings

GEOGRAPHICAL SPLIT OF AIR BOOKINGS 2002 (2001)



Asia Pacific
11%
(10%)
Latin America
11%
(12%)
North America
10%
(12%)
68%
(67%)
EMEA*

* Europe, Middle East and Africa

Facts & Figures
As of 31 December 2002

Amadeus Organisation & Worldwide Presence

	2002	2001	2000	1999	1998
Markets*	214	199	198	132	119
Employees	4,488	3,967	3,211	2,752	2,308

Locations	2002	2001	2000	1999	1998
Travel Agency Locations	61,868	57,664	55,003	48,693	45,425
Airline Sales Office Locations	10,520	8,313	8,362	8,219	7,875
Total	72,388	65,977	63,365	56,912	53,300

Terminals	2002	2001	2000	1999	1998
Travel Agency Terminals	190,295	170,040	154,945	138,522	123,032
Airline Sales Office Terminals	79,648	63,655	71,331	71,331	65,318
Total	269,943	233,695	226,276	209,853	188,350

Providers available	2002	2001	2000	1999	1998
Airlines bookable	467	455	491	506	485
Amadeus Sales System User airlines	131	101	108	107	105
Car rental companies	48	46	48	48	49
Hotel chains	322	322	322	319	304
Rail providers	5	5	4	5	4
Cruise lines	8				
Ferry	13				
Tour	23				
Travel Assistance	18				

e-Travel

e-Travel powers 887 travel agency websites, 18 hotel sites, 139 sites serving 50 airlines and provides self-booking tools to 255 corporations in 20 countries.

* The ISO 3166-1 standard is applied to qualify and count markets.

NUMBER OF AMADEUS EMPLOYEES



4500
4000
3500
3000
2500
2000
1500
1000
500
0
2,308
2,752
3,211
3,967
4,488
1998
1999
2000
2001
2002

TRAVEL AGENCY &
AIRLINE SALES OFFICE TERMINALS



(thousands)
300
250
200
150
100
50
0
188,350
209,853
226,276
233,695
269,943
1998
1999
2000
2001
2002

TRAVEL AGENCY LOCATIONS & TRAVEL AGENCY TERMINALS



(thousands)
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
123,032
138,522
154,945
170,040
190,295
45,425
48,693
55,003
57,664
61,868
1998
1999
2000
2001
2002
Travel agency locations
Travel agency terminals


aMaDEUS
Version 2.1 March 2003
aMaDEUS

Parting from this core distribution business, Amadeus has expanded into two complementary areas: travel e-commerce systems and IT services for airlines.



CEO Letter

CEO Letter


amadeus

As I write to you at the end of May 2003, the panorama of the travel and tourism industry almost seems more adverse than in the first half of 2002, when the full after-effects of 11 September were still being felt. Never before has this industry, and air travel in particular, had to cope with a commercial environment so fraught with continued uncertainty. As the activity of the travel sector began to recover in the second half of 2002, at least in Asia Pacific and parts of Europe, the looming hostilities in Iraq, followed by military action, sharply brought recovery to a halt. And today, the SARS crisis prolongs the period of continuing doubt for industry perspectives.

How has Amadeus coped in this environment?

Early last year, although the TV images of the collapsing twin towers continued to haunt us, some signs of a business recovery were already emerging outside the US and Europe, and we were able to forecast flat revenues for 2002. By mid-year, a quite remarkable bounce-back began in Asia Pacific and then spread.

Total revenue growth in the second half of the year achieved the levels seen before 9/11. Full year bookings growth of 2.4% also returned reservations volumes to their pre-9/11 level, largely thanks to real buoyancy in Asia Pacific (up 18%) and a welcome return to growth in Europe (up 3.9%) after 2001's small contraction (less than 1%). Amadeus registered market share growth in travel agency reservations on every continent, except North America, where Amadeus's share remained steady. Growth was not only achieved in emerging markets, but also, at the competition's expense, in mature markets such as the United Kingdom, the Netherlands and Italy while retaining market shares of over 75% in our traditionally strong markets of France, Germany, Scandinavia and Spain with no significant loss.

By year-end, we logged a full 4% of revenue growth, half of it contributed by our non-reservations related business lines: value added distribution services, e-commerce operations (e-Travel) and airline IT services. For 2002, these lines constitute 21.4% of our revenue, up from 19.9% in the previous period. In total, net income grew by 20.5%, while EBITDA rose 16.2%.

These results certainly led the GDS sector and, during 2002, Amadeus increased its world share of travel agency air travel reservations by 1.3 percentage points. During the last quarter of 2002, Amadeus pulled ahead of the competition, becoming the leading GDS in terms of travel agency air reservations, a trend which has been confirmed in the first quarter of 2003.

This achievement – growth in revenues, net earnings and market share – while increasing the relative revenue from the non-reservation business demonstrates the resilience of our operations in uncertain times. I sincerely thank those responsible – my staff, our customers, and our many partners throughout the industry. We have every right to be pleased though not, of course, complacent.

Last year I highlighted the strategies which underpin our continuing performance even in tough times: geographical diversification and business diversification. Our geographical footprint (now extended to 214 countries around the world) is allowing us to spread risk much better than the competition and gives us a unique opportunity to seek growth wherever it is available. We have successfully moved into new business lines, which build on our core competencies and provide innovative and unique solutions to customer requirements upstream or downstream of our traditional business. Our business approach is always based on the cooperative model to ensure that we can really meet our customers' expectations at every point of our relationship with them. In 2002 we continued to build on these qualities, certain that, whatever the business environment, these core qualities set Amadeus apart and enable us both to exploit the best of opportunities and to weather rough storms.

In our traditional business – distribution – our network of National Marketing Companies (NMCs) continued to expand and we obtained complete control of our Scandinavian NMC and announced the acquisition of our German NMC, whose own innovations offer excellent strategic opportunities for our global operations.

Our newly consolidated e-commerce division – e-Travel – and our airline IT division had a strong year. Total non-booking revenue grew by 11.7% to €397.1 million in 2002, and in the first quarter of 2003 this increased by 35.3% year on year. E-Travel now has more than 1,200 customers for its online travel management solutions. Since its launch as a division in March 2002, e-Travel has added 16 more airlines and over 75 corporations to its customer roster for internet travel e-commerce, making it the largest provider of such solutions in the industry by number of clients served. Meanwhile, the implementation of British Airways and Qantas as users of our Airline IT Division's Passenger Service Systems continued

without missing a beat. Both now use the Amadeus Sales System in their sales offices around the world after a massive training and data migration exercise that was, in British Airways' words, "a fantastic demonstration of skill and commitment." Following their lead, Finnair committed as a new customer for our systems.

Of course there were also setbacks in 2002; at the end of the year, Atinera, our leisure travel management joint venture with Fourth Dimension Software, became a casualty of the market. But overall, the year provided ample proof that our twin-track strategy, strengthening our core GDS business whilst at the same time expanding our operational diversity, continues to deliver real strength, particularly in these uncertain times.

Our first quarter in 2003 continued the positive trend set by the second half of 2002, with total reservations up 1.6% and net revenue up 4.5% to €502.7 million. The latest year on year data for travel agency air bookings shows that Amadeus, alone among GDSs, managed to increase its share of every regional market. In Western Europe, the Middle East & Africa and Central Europe we saw our share grow by between 3.5 and 6.4 percentage points. Overall our global market share rose 2.6 percentage points to 29.1%.

However, now that SARS is clearly impacting bookings, especially in the previously buoyant Asia Pacific region, and despite the fact that the fallout from hostilities in Iraq is less acute, it remains very hard to predict anything other than more uncertainty. We hope that during the second half of the year the situation will clarify.

Nonetheless, with two hard years behind us, I firmly believe that there is one very positive thing that we at Amadeus can foresee with certainty: that the traditional Amadeus strengths and core commitments, those of tireless innovation allied to commercial and geographic diversification, will ultimately carry us securely through these bad times and into better times ahead as a key provider of technology for the travel industry.

José Antonio Tazón | President & CEO | 27 May 2003



During the last quarter of 2002, Amadeus pulled ahead of the competition, becoming the leading GDS in terms of travel agency air reservations, a trend which has been confirmed in the first quarter of 2003.



The Year in Review


WE REMIND YOU THAT THERE ARE PEOPLE WORKING IN THE OFFICES NEARBY.
PLEASE REFRAIN FROM MAKING TOO MUCH NOISE.

Milestones 2002

First Quarter

- Amadeus India signed an exclusive contract for leisure travel business with **Thomas Cook, India.**

- Amadeus launched the pioneer **Travel Technology Partners Programme**, to facilitate the entry and growth of travel software houses in the global marketplace.

- **British Airways** successfully completed the switch of all its sales offices to the Amadeus Sales System.

- Amadeus created new global business unit for its online travel solutions: **e-Travel**. The corporate solutions offered by **e-Travel** achieved record transaction levels in the first quarter of 2002. New customers to implement e-Travel's global corporate solutions included: **First Health Group Corporation**, the US's premier full-service health benefits company and **WestLB**, the German commercial bank with offices in 35 countries.

- **Thai Airways International** and Amadeus renewed their ten year relationship.

- **L'alianXa**, top Colombian travel agency consortia, selected Amadeus, further assuring Amadeus's position in Latin America as undisputed leader in providing superior technology for the travel industry.

- **Lufthansa AirPlus**, a leading international provider of business travel management solutions, and Amadeus teamed up to form a new business travel management partnership.

- **Uniglobe Professional Travel**, the second largest US based affiliate of Uniglobe Travel, signed a five year agreement making Amadeus its primary global distribution system.

- Amadeus re-signed local GDS agreements with **Kuoni Italy**, and also expanded the local GDS business with **Kuoni in Hungary**.

- **Travellink**, a joint venture between Amadeus, Scandinavian airline **SAS** and the telecom company **Tele2**, powered by BroadVision e-Travel, launched its new business travel portal, www.travellink.com, serving small and medium sized businesses in Sweden, Denmark and Norway.

- **Iberia** adopted **BroadVision e-Travel** to power the next generation of its online presence worldwide. This innovative application allows airlines to reduce development costs, accelerate the overall time to market, and enhance the differentiation of their online presence.

- The new **BroadVision e-Travel 6.0** debuted, becoming the industry's first online commerce application to support both leisure and business travel.

- Amadeus North America announced a new program, **EasyAccess**, designed to let smaller size travel agencies gain access more easily and cost effectively to the products, services and benefits of one of the leading global distribution systems for travel services.

Second Quarter

- The industry leading **Amadeus Cruise**, which provides travel agents with 'point and click' technology to serve their cruise customers quickly and efficiently, was further enhanced when **Norwegian Cruise Line** and **Orient Lines** began distribution through it.

- Amadeus **India** announced the inking of an exclusivity contract, to be the sole GDS for **Kuoni** Travel.

- Amadeus India signed an exclusivity contract with Indtravels Private Limited, operating under the trade name of **Carlson Wagonlit Travel India.**

- **P&O Cruises**, UK market leader, signed up with Amadeus.

- Another first for Amadeus was the implementation of an **ATB2** ticketing solution for rail providers wishing to offer their own website for reservations. Railways in Switzerland (**SBB/CFF/FFS**) and Belgium (**SNCB/NMBS**) developed a web URL specifically for travel agents to make reservations, while Amadeus manages the ATB2 ticket printing process.

- Amadeus launched new '**Dynamic Access**' for Seamless Connectivity to hotel inventories with **Marriott International**, to transform hotel distribution by offering travel agents direct access to the reservation systems of participating hotels, at all stages of the booking process.

- **Turismo Total** group, one of Colombia's most important travel agency consortium, and **Panturismo**, a leading Colombian travel agency belonging to this group, announced the renewal of technology agreements with Amadeus.

- Amadeus launched its enhanced **Complete Access Plus** solution for travel agents to search for and fully price cars, directly from the provider's database, before booking.

- **Amadeus Vista** was enhanced and released in further language editions. Today it is available in eight languages.

- Amadeus launched a new version of the **Amadeus Ferry** Internet Graphical User Interface Application (Version 1.4), in the UK.

- Breakthrough agreement with **TravelSky Technology**, China's only computer reservation system, whereby Amadeus became the first GDS to enable 7,000 Chinese travel agencies to book hotels, car rental and other related products worldwide.

- **LanChile** highlighted the progress it has made in electronic ticketing thanks to Amadeus. In general, airlines can save a minimum of 80% on their electronic ticketing maintenance costs with Amadeus. Less than a year after implementation in 2001, LanChile issues almost 40% of its tickets in electronic form through the **Amadeus Electronic Ticket Server**.

- **JAT Yugoslav Airlines** signed on to use the Amadeus Sales System to make reservations and issue tickets in all its offices worldwide. This followed the successful migration of its sales and reservation system to Amadeus in April. In the same month French carrier **Air Littoral** migrated to the Amadeus Sales System, and was followed in June by the Cuban airline **Cubana de Aviación**.

- **Amadeus Gulf** was inaugurated as a new National Marketing Company to serve the United Arab Emirates. This adds to the company's existing regional presence in Egypt, Qatar and Saudi Arabia.

- Amadeus opened an office in **Dubai** to serve the local travel agency community.

- Amadeus teamed with **Groupe Galeries Lafayette** to launch a new online travel portal in France, **Vivacances.fr**.

- **Holland America Line** and **Windstar Cruises** bookable via Amadeus Cruise.

Third Quarter

- Amadeus Australia announced the implementation of the Amadeus system into **Axis Travel**, one of the leading travel agencies in Australia.

- **McNeill Rigby**, which previously used Galileo, signed with Amadeus for a period of three years. Processing approximately 50,000+ segments per annum, the agency installed Amadeus Vista, a versatile, user-friendly sales and reservations tool, on terminals throughout its Belfast office.

- Stockholm-based travel agency **Travel Source-Thai Smile Tours** switched its reservations system from Sabre to SMART and Amadeus.

- **Carlson Wagonlit Travel** in Denmark decided to book its trips entirely through Amadeus after having spent years using two separate reservation systems.

- Amadeus announced the acquisition of **SMART AB** from SAS Group, by increasing its shareholding in the business from 5 to 100%.

- **Finnair** confirmed its plans to migrate its passenger service systems, for inventory and departure control, to the Amadeus airline IT solution, joining fellow **one**world carriers British Airways and Qantas. Finnair also signed a new ten year partnership agreement, whereby it continues to use the unique Amadeus sales and reservations system and Electronic Ticket Server (ETS).

- **British Airways** successfully cut over to the Amadeus ETS in August. This central application and database of electronic ticketing records enables airlines like BA to save an estimated

80%, minimum, in e-ticket system maintenance costs.

- Amadeus teamed with **HitchHiker Software**, the European leader in fare data management to provide a simple to use fare administration solution to cut the time that travel companies need to file, manage and update fares by up to 80%.

- The latest version of **e-Travel® Aergo (Global) V4.0**, the world's most widely deployed online self-booking travel solution for corporations and travel agencies, was released. Designed to simplify travel management, it is currently used in more than 20 countries, enabling employees to plan and book complete travel itineraries within a highly secure online environment and following their companies' travel policies.

- Amadeus e-Travel signed a global agreement with **Robert Bosch GmbH**, one of Germany's largest corporations. Under this agreement, e-Travel provides Bosch's 40,000 travellers with the ability to make their travel arrangements through SAP Travel Management, which uses Amadeus. This represents the largest ever corporate account win for e-Travel and comes shortly after the partnership between Amadeus e-Travel and **SAP AG** was extended.

- Amadeus e-Travel launched a flexible web fares solution through a strategic alliance with **FareChase**, the leading provider of web automation technology. This solution offers e-Travel's corporate and business travel agency customers access to travel providers and online travel inventory, including no frills airlines, not otherwise available through traditional distribution channels.

- Amadeus signed an agreement with **Ypsilon Net AG**, one of the leading Internet based booking engines for travel, to act as the sales and marketing agent in the UK for the Ypsilon Flight Pro range of products.

- E-Travel and **Tim/Timatic b.v.**, a division of IATA Netherlands Data Publications, launched the first off-the-shelf visa and health application service with entry requirements for 200 countries, designed for corporate and consumer travel sites.

- E-Travel launched a new delivery method for travel content using **Web Services**, an advanced collection of standards-based technologies. Online corporate and leisure players can now use e-Travel's Web Services to easily integrate weather and aircraft information, airport guides and a currency converter into their online booking sites. This cost effective solution transforms transaction-only sites into complete travel resources featuring strategically placed decision making information, thereby generating more bookings.

- Five new airline customers signed to use e-Travel Planitgo, as their online booking solution. **SN Brussels Airlines, Qatar Airways, Air Littoral, Air Caraïbes** and **Norwegian Air Shuttle** bring to 50 the total number of carriers – including **Air France, Iberia** and **Qantas** – trusting Planitgo's ASP (Application Service Provider) business model and technology to connect them with travellers online, via 139 websites worldwide by year end.

Fourth Quarter

- **Qantas Airways** successfully moved its entire sales, reservations and ticketing system to Amadeus. By the end of 2002, a total of 131 airlines comprised the list of Amadeus Sales System Users.

- **Amadeus Policy Arranger** was launched, making Amadeus the first GDS to automate corporate travel policy sharing between the central and branch offices of travel agents. This solution improves travel agents' productivity and accuracy by cutting the time to complete a corporate travel booking by up to 40%.

- Amadeus transforms training for travel agents in 30 countries worldwide with the launch of an advanced e-learning tool, **Amadeus Learning City**.

- For the first time since its launch in 1995, the worldwide deployment figure for **Pro Tempo** reached almost 80,000 in October.

- **BTI Euro Lloyd** announced it will integrate the **Start Amadeus** booking engine onto its own website.

- The new travel agency cooperation group, **Quality Travel Alliance** (QTA), with 2,000 operating outlets and a total of 4,500 terminals, signed a five year contract with **Start Amadeus**.

- Amadeus became the first GDS to launch **electronic tickets** in **Colombia**, with the support of leading carriers that operate in Colombia.

- Amadeus North America signed an agreement with **Trisept**, the technology division of the **Mark Travel Corporation**, a leading US tour operator group.

- Amadeus announced the proposed acquisition of **Start Amadeus GmbH**, Germany's leading leisure package and travel distribution company.

- In **Central and West Africa**, the company strengthened its presence with the opening of a wholly owned subsidiary. Following the launch, Amadeus further strengthened its presence in the region by opening two area branch offices in Douala, Cameroon and in Dakar, Senegal. By the end of 2002, 19 Amadeus subsidiaries were operating in Middle East and Africa covering a total of 39 markets in the combined region.

Results Overview

Annual (Financial) Results 1998 - 2002

(€ million)	1998	% growth 98/97	1999	% growth 99/98	2000	% growth 00/99	2001	% growth 01/00	2002	% growth 02/01
Revenues	1,184.0	11.4	1,356.1	14.5	1,563.6	15.3	1,785.1	14.2	1,856.3	4.0
Booking revenue	1,054.0	7.3	1,195.3	13.4	1,336.1	11.8	1,429.5	7.0	1,459.2	2.1
Other revenue	130.0	59.9	160.8	23.7	227.5	41.5	355.6	56.3	397.1	11.7
EBITDA	282.6	22.3	337.4	19.4	381.7	13.1	422.7	10.8	491.4	16.2
EBIT (operating income)	194.0	12.7	229.6	18.3	256.6	11.8	264.9	3.2	307.4	16.0
Net income (excluding special items)	**73.5**	**(19.1)**	**116.4**	**58.4**	**137.3**	**18.0**	**123.3**	**(10.2)**	**148.6**	**20.5**
Net income (including special items)	**79.4**	**(12.7)**	**168.2**	**111.8**	**124.8**	**(25.8)**	**132.7**	**6.4**	**147.1**	**10.8**

Annual (Operational) Results 1998 - 2002

(millions)	1998	% growth 98/97	1999	% growth 99/98	2000	% growth 00/99	2001	% growth 01/00	2002	% growth 02/01
Total bookings	353.8	6.8	371.7	5.1	393.9	6.0	386.1	(2.0)	395.6	2.4
Air	326.7	4.3	343.9	5.3	363.9	5.8	354.9	(2.5)	364.6	2.8
Non air	27.1	49.7	27.8	2.6	30.0	7.7	31.3	4.3	30.9	(1.1)

Geographical Split of Air Bookings (millions)

	2002 (absolutes)	2002 (percentages)
EMEA	247.6	68
NORTH AMERICA	35.9	10
LATIN AMERICA	40.3	11
ASIA PACIFIC	40.8	11

Travel Agency Locations

	1998	1999	2000	2001	2002
	45,425	48,693	55,003	57,664	61,868

Summary of Consolidated Balance Sheets as of 31 December
(in € thousands)

	2002	2001	2000
Assets			
Total current assets	367,575	299,390	310,505
Net tangible assets	276,858	286,387	281,079
Net intangible assets	470,607	423,257	351,749
Other non-current assets	366,049	382,909	357,898
Total assets	**1,481,089**	**1,391,943**	**1,301,231**
Liabilities and shareholders' equity			
Current liabilities	425,158	528,859	495,453
Long-term liabilities	432,564	271,248	329,291
Minority Interests	1,027	–	–
Shareholders' equity	622,340	591,836	476,487
Total liabilities and shareholders' equity	**1,481,089**	**1,391,943**	**1,301,231**

Summary of Consolidated Statements of Income for years ended 31 December
(in € thousands)

	2002	2001	2000
Revenue	1,856,320	1,785,124	1,563,591
Cost of sales	1,470,854	1,417,628	1,238,794
Gross profit	385,466	367,496	324,797
Selling, general and administrative expenses	78,020	102,553	68,191
Operating income	307,446	264,943	256,606
Other income (expense)			
Interest expense, net	(19,370)	(24,333)	(16,088)
Exchange gains (losses)	(174)	(193)	(12,674)
Other income (expense), net	13,137	16,507	(19,135)
Income before income taxes	301,039	256,924	208,709
Income taxes	115,820	100,086	71,701
Income after taxes	185,219	156,838	137,008
Equity in income (losses) from associates	(22,671)	(19,703)	(12,215)
Equity in income (losses) from discontinuing operations of associates	(15,468)	(4,412)	–
Minority interests	7	–	–
Net income	147,087	132,723	124,793

Quarterly Results 2002
(in € million)

First Quarter	2002	2001	2000	% growth 2002 - 2001
Revenues	481.0	482.2	393.4	(0.2)
EBITDA [1]	135.5	129.7	107.8	4.5
Operating income	94.0	94.1	79.0	0.0
Net income (excluding special items)	48.6	54.5	50.0	(10.9)
Net income (including special items)	56.7	54.0	50.0	5.0
Bookings (millions)	105.4	110.9	106.9	(4.9)

Second Quarter	2002	2001	2000	% growth 2002 - 2001
Revenues	474.6	469.2	389.9	1.1
EBITDA [1]	126.9	123.7	100.1	2.6
Operating income	84.8	85.6	70.4	(0.9)
Net income (excluding special items)	45.7	41.8	40.7	9.2
Net income (including special items)	45.1	46.5	55.1	(3.2)
Bookings (millions)	103.3	102.9	99.8	0.5

Third Quarter	2002	2001	2000	% growth 2002 - 2001
Revenues	449.3	423.1	389.9	6.2
EBITDA [1]	111.3	95.3	101.2	23.3
Operating income	74.6	54.3	69.8	37.4
Net income (excluding special items)	27.6	20.9	39.7	32.4
Net income (including special items)	24.7	17.2	25.6	43.1
Bookings (millions)	93.2	88.9	93.6	4.8

Fourth Quarter	2002	2001	2000	% growth 2002 - 2001
Revenues	451.4	410.6	390.4	9.9
EBITDA [1]	117.6	74.0	72.5	50.4
Operating income	53.9	31.0	37.4	73.9
Net income (excluding special items)	26.7	6.2	6.5	333.9
Net income (including special items)	20.7	15.0	(6.0)	38.1
Bookings (millions)	93.6	83.5	93.5	12.1

Total	2002	2001	2000	% growth 2002 - 2001
Revenues	1,856.3	1,785.1	1,563.6	4.0
EBITDA [1]	491.4	422.7	381.6	16.2
Operating income	307.4	264.9	256.6	16.0
Net income (excluding special items)	148.6	123.3	137.3	20.5
Net income (including special items)	147.1	132.7	124.8	10.8
Bookings (millions)	395.6	386.1	393.9	2.4

[1] EBITDA calculated as follows: operating income + operating depreciation and amortisation.


Shareholder Information

Amadeus Performance vs Indices


— Amadeus
— Nasdaq
--- IBEX-35
130
120
110
100
90
80
70
60
50
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03

Amadeus Share Price Performance

During 2002, stock markets worldwide have been affected by the uncertainty caused by the events of 11 September and the subsequent war in Afghanistan. Against the background of an already sluggish macroeconomic environment, Amadeus, as a travel related stock, closed the year below €4.

During the first three months of 2002, the Amadeus stock price rallied to the €8 level as investors and analysts started to perceive a slight trend of recovery in air traffic and the global macroeconomic outlook improved. Unfortunately, fears of renewed military action affected the stock negatively from the second half, reaching a year low of €3.33 in October.

In 2003, the end of the war in Iraq has slightly improved the level of confidence of investors in the sector. Backed by the positive results posted by the company in May for the first quarter, the stock price has exceeded the €5 mark, up approximately 23% since the beginning of the year, outperforming the selective IBEX-35 index which has gained 5% over the same period.

In the coming months, once the special circumstances weighing on travel stocks, such as the outbreak of SARS and terrorist attacks on tourism objectives, become less relevant and if the macroeconomic scenario improves, uncertainty should decrease and positively affect the market.

Dividends

The Board of Directors of Amadeus, at the meeting held on 31 March 2003, decided to propose the distribution of €30,000,000 in dividends against 2002 results to the Annual General Meeting of Shareholders to be held 20 June 2003.

The shareholders will determine the final dividend per Class 'A' and Class 'B' shares, once the economical rights of the treasury shares have been proportionally distributed among the remaining shares.

Auditors

Deloitte & Touche
Raimundo Fernández Villaverde 65
28003 Madrid
Spain

Share Listings

19 October 1999	Madrid Stock Exchange (IBEX-35 index)
19 October 1999	Barcelona Stock Exchange
23 December 1999	Paris Stock Exchange
30 December 1999	Frankfurt Stock Exchange
10 April 2000	Madrid Stock Exchange (IBEX Nuevo Mercado Segment)

Share Information

Year Start Price	€6.48
Year End Price	€3.93
High for the year	€8.35
Low for the year	€3.33
Weighting in the IBEX-35	0.968%
Market capitalisation year end	€2,318.7m

CAPITAL AT 31.12.02 | Class 'A' shares


AIR FRANCE
23.36%
Free float
40.08%
Lufthansa
18.28%
IBERIA
18.28%

Investor Relations – www.amadeus.com

On our website, you will find a section dedicated to investors. This includes useful information such as financial highlights, share price information, all quarterly results since the listing of Amadeus in October 1999 and corporate news.

Capital Structure

Shareholders	N° of Class 'A' shares	N° of Class 'B' shares	Par Value in Euro	% Class 'A' shares	% Class 'B' shares
Air France	137,847,654		1,378,476.54	23.36%	
		85,782,614	8,578,261.40		39.00%
Iberia	107,826,173		1,078,261.73	18.28%	
		67,100,243	6,710,024.30		30.50%
Lufthansa	107,826,173		1,078,261.73	18.28%	
		67,100,243	6,710,024.30		30.50%
Others*	236,500,000		2,365,000.00	40.08%	
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**

* Treasury stock included


Structure

Governing Rules

The Board of Directors of Amadeus has always assigned importance to the guidelines regarding corporate governance, following the suggestions of the 'Olivencia Code' and, from now onwards, incorporating recommendations of the 'Aldama Committee'.

The Company has established its governing rules, in addition to the provisions set forth in the By-laws (approved by the General Assembly on 11 August 1999), in the Regulations of the Board of Directors and in the Code of Conduct, both approved by the Board of Directors on 27 September 1999.

Board of Directors

The Board of Directors of the Company consists of a minimum of five and a maximum of twenty members, elected at the Shareholders' Meeting for a period of four years, and who may be re-elected for additional consecutive periods of four years.

Current membership: At closing, the Board of Directors of the Company consists of thirteen members.

Three of the thirteen members of the Board are independent Directors while the remaining ten members of the Board represent significant shareholders.

Composition referred to as of 31 December 2002, as well as to the date of adoption of the Annual Accounts and Directors Report

AIR FRANCE (23.36%)
Christian Boireau
Philippe Clément Calavia
Pierre-Henri Gourgeon
Jean Paul Hamon

IBERIA (18.28%)
Guillermo Serrano de Entrambasaguas
Enrique Dupuy de Lôme
Manuel López Colmenarejo

Friedrich Fröschl
Siemens Business Services

LUFTHANSA (18.28%)
Peter Franke
Karl-Ludwig Kley (Chairman)
Ralf Teckentrup

Fernando Conte García
ABB Group

Francis Lorentz
LASER

Tomás López Fernebrand
SECRETARY (NON DIRECTOR)

Jacinto Esclapés Díaz
VICE-SECRETARY (NON-DIRECTOR)

The Independent Directors are appointed to represent the minority shareholders.

The three Independent Directors are:

Fernando Conte García
Francis Lorentz
Friedrich Fröschl

At the Ordinary General Assembly of Shareholders held on 12 June 2002, Peter Franke and Pierre-Henri Gourgeon were re-elected as Company Directors for an additional four year term.

Committees of the Board of Directors

The Board of Directors is advised by three different Committees, the Nominating Committee, the Audit Committee and the Compensation Committee. These Committees do not have decision making authority, but have an advisory role, making recommendations or proposals to the Board of Directors.

Nominating Committee

The Nominating Committee is composed of three members: Guillermo Serrano de Entrambasaguas, Karl-Ludwig Kley and Pierre-Henri Gourgeon. Among other functions, the Committee has to review, report and make recommendations to the Board on the appointment of Independent Directors.

Audit Committee

According to the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Audit Committee were modified in such a way that it is currently composed of four members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

On 27 September 2002, the Board of Directors re-elected the Independent Director Fernando Conte García as Audit Committee member for an additional two year term. Additionally, the Board of Directors appointed the other three Audit Committee members, Friedrich Fröschl (Independent Director), Philippe Calavia and Enrique Dupuy de Lôme (both Directors representing significant shareholders).

The Audit Committee members, on 10 December 2002, appointed the Independent Director Friedrich Fröschl as Chairman of the Audit Committee.

The Audit Committee has to review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such, adequacy of the audit accounting and control procedures of the Company and any other such matters as the Board may from time to time prescribe.

In particular, the Audit Committee analyses, reports on and reviews the following matters or issues:

Audit issues
- The financial statements submitted periodically to the full Board.
- The periodic information submitted to the Securities Exchanges on which securities issued by the Company are listed.
- The Annual Financial Statements and Management Report submitted to the full Board in order to be drawn up in accordance with the Law.
- The Auditors' report, with particular attention to the provisions of Article 210.2 of the Corporations Law.
- The responses of the Company's management bodies to the recommendations made by the Auditor in connection with the year's audit.
- Exceptional investment operations or those of any other nature not envisaged in the annual budget, which are of an important nature.
- Prospectuses relating to the issue of securities and, in general, any financial information of the Company made available to the public.

Issues of control
- Internal control policies and procedures of the Company in relation to expenditure, investment etc.
- Codes of Conduct of Senior Management personnel.
- Internal Code of Conduct on matters relating to the Securities Markets.
- Internal systems of control, proposing, if necessary, the appropriate amendments.
- Accounting practices and principles applied in drawing up the Company's Annual Financial Statements.

Issues of compliance
- Policies and procedures established to ensure due compliance with the Rules in the various areas of operations of the Company and its subsidiaries and investee companies.
- Receive information and, if appropriate, issue reports on disciplinary measures applied to members of the senior management team of the Company and its subsidiaries and investee companies.

The Audit Committee considers any other matter submitted to it by the full Board or by the Chairman.

Compensation Committee

According to the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Compensation Committee were modified in such a way that, currently, it is composed of four members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

On 27 September 2002, the Board of Directors re-elected the Independent Directors Fernando Conte García and Francis Lorentz as Compensation Committee members for an additional two year term. Additionally, the Board of Directors appointed the other two Compensation Committee members, Ralf Teckentrup and Christian Boireau, both Directors representing significant shareholders.

The Compensation Committee members, in a session celebrated on 13 November 2002, re-elected the Independent Director Fernando Conte García as Chairman of the Compensation Committee.

The Compensation Committee has to review, report and make recommendations to the Board on the management remuneration policies of the Company including salary and fringe benefits of appointed officers; other remuneration such as incentive compensation, deferred compensation and stock plans; directors' compensation and benefits and other such matters as the Board from time to time prescribes.

In particular, the Compensation Committee shall perform the following functions of making proposals and reporting to the Board of Directors:

- The approval of the remuneration scales for the Chief Executive Officer of the Company.
- The approval of standard contracts for Senior Managers.
- The establishment of the rules governing remuneration for the Chairman, Vice Chairman, Secretary and Vice Secretary.
- The establishment of the remuneration payable to the Directors and the periodic review of the same so as to ensure that it is appropriate, given the tasks undertaken by them.
- Reporting on incentive plans.
- The drawing up of an annual report on the policy regarding the remuneration of Directors in accordance with the Regulations of the Board.
- All other functions granted to it by the Board Regulations regarding the making of proposals and preparation of reports.

Internal Code of Conduct

The Board of Directors, on the occasion of the Public Offering of shares of October 1999, approved on 27 September 1999 the Internal Code of Conduct on Securities Market Related Matters in accordance with the provisions of the Royal Decree 629/1993 of 3 May 1993, on rules of conduct on securities markets and mandatory registers.

The Code applies mainly to the Directors, Senior Management of the Company, as well as any other staff members whose duties are related with the securities markets. The Code aims to establish a compulsory internal legal framework by which the behaviour of the persons affected is regulated.

The Code of Conduct establishes guidelines in the following areas:

- Use of privileged information.
- Safeguarding of privileged information.
- Notification of transactions with the Company's shares.
- Conflicts of interest.
- Relevant facts.
- Confidential documents.
- Treasury share transactions.

Additionally, the Code establishes the person in charge of monitoring compliance with the provisions of the Code, who is the Secretary of the Board of Directors and any additional persons designated by the Secretary to assist him. The Code also makes reference to the term and to breaches.

In view of the new Law 44/2002 of 22 November 2002 (Ley de Medidas de Reforma del Sistema Financiero) and in particular, of its Fourth Additional Provision, the Internal Code of Conduct is being reviewed by the Company in order to adapt it, if necessary, to the new provisions of the aforementioned Law (basically referred to the use of privileged information and notification of relevant facts).

Management Committee


José Antonio Tazón
President & CEO
David V. Jones
Executive Vice President
Commercial
Philippe Chérèque
SVP Corporate Strategy
Jacques Lignières
SVP Development
Eberhard Haag
SVP Operations
Hans Jorgensen
VP Airline Business Group
Claude Giafferri
VP Marketing Product Management
Hamilton Baird
VP Operations
Luis Maroto
VP Finance & Control, CFO
Tomás López
VP General Counsel
Hans-Henning Quast
VP Human Resources
Francisco Pérez-Lozao
SECRETARY



I sincerely thank those responsible – my staff, our customers, and our many partners throughout the industry. We have every right to be pleased though not, of course, complacent.

CEO Letter


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The Year with Amadeus



The Year with Amadeus

Today the Amadeus system handles very nearly 30% of the world's billable travel bookings: an extraordinary feat for a company operational for just over ten years.

Now, little more than a decade after the launch of our Global Distribution System (GDS), it is the largest in its sector. By the end of 2002 travel agents with some 62,000 individual locations and more than 130 airlines, outsourcing their entire sales and reservations functions to the Amadeus Sales System, were sharing the very same distribution system in more than 200 markets worldwide, as part of the largest and most efficient travel distribution system on the planet.

New Horizons

Travel distribution – our GDS – remains a core activity for Amadeus; it still provides 79% of revenue and we continue to devote very significant resources to its development and extension. But, in recent years, we have broadened our activities considerably, always looking for new ways to use inventive technology to help the travel industry meet the new challenges of the times.

In developing the technology of e-commerce, and then winning public acceptance of it, the travel sector has led the world and Amadeus has provided much of the motive power behind its success. Our online booking engines power many of the world's most usable and most successful e-commerce sites.

Then there's the pioneering and industry shaping work of our IT Services division, which extended the Amadeus subscriber community from travel agents – this is the traditional service given by a GDS – to encompass airline sales offices, a feature unique to Amadeus eleven years ago and still unique now. Known as the Amadeus Airline Sales System, this feature gives our GDS a double role: it is a travel agency sales platform, as well as an airline direct sales tool. Today, thanks to this architecture and track record, we are taking our services one step further to the next generation of airline passenger service systems, the heart of an airline's internal IT systems – a challenge which we hope will contribute significantly to the airlines' demand for scaleable, new systems which can embrace changing commercial strategies at an affordable cost.

E-commerce

Our e-commerce operations, whether they are supporting a customer's retail website, B2B marketplace or corporate travel management system, all now live under the banner of Amadeus e-Travel.

We are an acknowledged leader in both leisure and business online travel commerce in terms of the number of customers and markets served. Our internet booking engines power the web sites of major airlines and travel agencies around the world. Wherever there is innovation and originality in internet-based travel e-commerce – the launch of Opodo or the ongoing redevelopment

of Iberia's worldwide network of web sites are both cases in point – there you will find Amadeus e-Travel technology helping to achieve quantum leaps in user comfort and online sales effectiveness.

Similarly, as corporate travel costs have spiralled, Amadeus has been the trusted partner of some of the world's best known and most respected businesses as they seek to reassert control. Our enterprise-wide travel management tools, recognised as leaders in almost every market, can cut corporate travel and entertainment costs by up to 30%. E-Travel's ability to respond is trusted by such worldwide household names as Airbus, Bosch, DaimlerChrysler, Ingersoll-Rand, Oracle and Ericsson as well as by many small and medium size companies.

IT Services

Many airlines that join our travel distribution community quickly discover that our GDS is only the first of many products and services that Amadeus can provide to support their strategic objectives.

The highly competitive airline industry is consolidating, and we are helping cooperating airlines use information technology creatively to deliver seamless alliance services – fare quotation, sales, electronic ticketing, itinerary changes – in a way only normally thought possible via the integrated systems of a single carrier.

And as economic stresses grow, we are helping airlines strengthen their other vital systems with new and sophisticated tools that go beyond the GDS by offering full information systems, outsourcing of inventory, reservations and departure control.

When British Airways and Qantas chose Amadeus to develop a new generation of passenger service systems, we were motivated to find that they shared our vision of community IT services going beyond distribution and sales and reaching to incorporate internal airline systems. We have long advocated that these types of systems – high in transaction numbers, but equally high in sophistication – should be outsourced, leaving airlines to focus on their core business. Classical outsourcing, however, was not the answer, as it only brought cost advantages. A carefully engineered community system – used by many demanding airline customers – adds many more advantages: scalability, flexibility, permanent state-of-the-art development, and customisation - all allied with cost efficiency. We believe – and so do our customers - that no other company has our track record as a community application service provider (ASP) with tried and tested governance systems and an eleven year track record with never a customer lost for commercial reasons.

The Distribution year

Our GDS infrastructure serves 61,868 travel agency locations and the 10,520 sales offices operated worldwide by the 131 airlines who are now Amadeus Sales System Users. That's a total of 269,943 points of sale and every one of them able to make bookings with 467 airlines (95% of all scheduled seats), 61,560 hotels (322 separate chains), 48 car rental companies serving 24,402 locations as well as a number of other travel services providers such as cruise lines, rail companies, ferry lines, insurance companies and tour operators.

Processing 395.6 million bookings in 2002, we are today the world's largest GDS, which is a tribute to our staff and customers, considering that we are the youngest company in the sector. Our unique technological architecture, too, is responsible for our success and continues to lay the foundation for our future expansion. We alone among our competitors operate our GDS as the hub of an IT community, shared not only by travel agency subscribers but also by airline sales offices. In this community, Amadeus is responsible for all future development, system support and technological renewal as well as day to day operational efficiency.

Our GDS community is truly global: Amadeus's level of geographic coverage is matched by very few companies in any industry and puts it in the same league as the handful of Fortune 500 firms, who, with a history spanning several generations, have entered more than 200 markets. In 2002, our presence grew by sixteen markets to 214 countries, as subscribers began to make travel reservations through Amadeus terminals in American Samoa, Fiji, Kiribati, Niue, Papua New Guinea, Samoa and Wallis & Futuna in the Pacific; in Cape Verde, Malawi, Rwanda and Uganda in Africa; in the Cayman Islands, St Pierre & Miquelon and Turks & Caicos in the Americas; and in Palestine and Tajikistan.

Many organisations claim to be 'global' when what they really mean is that they do business in multiple locations around the world. Amadeus, as well as being young and dynamic, is also something surprisingly rare in this age of globalisation: an organisation that is truly worldwide not merely in the narrow commercial sense but also in a much deeper, cultural sense.

Amadeus is the only GDS structured specifically to encourage and support close working relationships with local markets. Our people and products quite literally speak the language of our markets. There are over 50 different nationalities among our 4,500-strong staff.

Of all the GDSs we provide the most comprehensive 'in market' sales, marketing and customer support resources through our network of National Marketing Companies (NMCs), covering our 214 markets. The NMCs are determinedly local organisations, many of them co-owned by local partner organisations, and all are staffed by people who understand the local business environment and local customs, and who can work sensitively within them as they refine and deliver Amadeus products and services that are well adapted to local needs. This mindset ensures that each



Synergi Travel

Ross Irving, Managing Director and Founder of Synergi Travel (Australia & New Zealand), one of the five top business travel agents in the market:

"We are focused on business travel and are growing faster in this sector than anyone else. With any business customer, be it Australian telecom Telstra or the Prime Minister's Office, the key to success is service. And service is the combination of people and technology. As we have built our business over the last five years, we have relied exclusively on Amadeus to provide the technology which makes that level of service possible while keeping costs down to below 5% of turnover. As partners, I am confident we will continue to grow together."

Amadeus offers its travel agency customers a **technology partnership**, which combines the most innovative technology in the sector with the dedication necessary to really understand customers' requirements. Amadeus sees this as a long term partnership to meet the changing needs of a constantly evolving business.

local Amadeus entity, while sharing central standards of service delivery, technological prowess and partnership values, has a business drive and ambition of its own, which is integrated into the fabric of its national business environment.

This combination of a worldwide presence, a highly internationalised workforce and a customer facing infrastructure strongly rooted in local markets gives Amadeus a unique ability to adapt industry leading global solutions to the specific needs of individual local markets. Thousands of Amadeus support professionals deliver local language/local market support around the globe, whilst Amadeus products and solutions are always available in a range of up to 20 languages.

Distribution, with its direct revenue link to the day to day success of our customers, was of course the part of our business most affected by the air travel downturn in early 2001 and then the post-9/11 collapse immediately thereafter.

Amadeus had demonstrated remarkable commercial resilience throughout 2001. But as the travel industry entered a new year, after the terrible market conditions of the preceding quarter, recovery proved elusive in the two strongest and most mature travel markets, Western Europe and North America.

Through its geographical spread, however, Amadeus was well placed to benefit from return to growth in other markets. Bookings outside North America and Europe stopped falling as early as the end of 2001 and then returned to growth (3.2%) in the first quarter of 2002 before accelerating into the 8-10% range for the remainder of the year. In Europe, bookings were slower to recompose themselves, but they too stopped falling by the end of the first quarter, gained 1.1% in the next, and then strengthened very rapidly over the second half (Q3, 7.1%; Q4, 15.3%). Throughout 2002, the US marketplace stayed depressed and we registered growth of 0.3% only in the last quarter of 2002. But most Amadeus markets were beginning to fire on all cylinders again by the end of 2002 and the 12.1% fourth quarter year on year growth in worldwide bookings was competitive for our sector.

Thus over the year as a whole, global Amadeus booking volume grew by 2.4% to 395.6 million, against an industry-wide fall in travel agency bookings of some 5%. Booking revenues

were up 2.1% at €1,414 million after a strong second half performance. In Europe full year bookings growth of 3.9% was also very encouraging after the previous year's drop of almost 1%, but nowhere near as remarkable as the 7.7% growth in the markets outside the US and Europe.

Revenues from our value added distribution services such as electronic document delivery and on-screen marketing remained buoyant throughout the year.

The value our customers place on these services is further illustrated by the popularity of our marketing information data service (MIDT). It is considered an important source of sales, marketing and planning information by airlines who use it in almost every facet of their operations: targeting sales efforts more accurately, developing new sales incentives, evaluating new sales opportunities, focusing marketing budget, developing a detailed understanding of traffic patterns and market size, performing planning and scheduling operations, and much more besides. In 2002 we launched a new, easier to use regional version of MIDT.

Travel Service Providers

Our distribution products for non air travel service providers, an area of our business to which we devote very significant development effort, are increasingly the industry's tools of choice for distributing to travel agents. Amadeus today distributes more rail tickets than any other GDS and leads the industry with new products and applications to increase travel agencies' revenue possibilities and offer more efficient distribution methods to service providers.

Cruise

For a long time cruise booking and sales were forgotten by the travel industry IT revolution. The complex and highly personal nature of cruise booking did not lend itself to the old style cryptic entry technology that once dominated the travel agent's desktop. As a result cruise booking remained a low tech and, more crucially

P&O Cruises

David Dingle, Managing Director, P&O Cruises (UK):

"After extensive research amongst travel agents and in the market, we realised the importance of having a real time online sales and reservation system. Agents are constantly looking for more efficient and cost effective ways of operating, and customers want a fast, comprehensive service. We need to fulfil all of these requirements. Amadeus Cruise has allowed us to do that and more!

We worked closely with Amadeus to bring our sales and reservations systems online and believe that Amadeus Cruise has allowed us not only to meet, but also to exceed, both agent and customer requirements. In the last six months we far exceeded our initial forecasts by migrating 16% of our total UK business to Amadeus Cruise. This figure was as high as 28% in April 2003."

In the UK alone, the cruise market is estimated to be worth £815 million per year. **Amadeus Cruise** delivers the cruise provider and the travel agent with the technological capability to capitalise more effectively on this growing market. P&O Cruises brought its sales and reservations systems online for the first time in 2002 through Amadeus Cruise.

Marriott International

Bruce Wolff, Senior VP Distribution Sales, Marriott International:

"Improving travel agencies' efficiency and our service to them is something Marriott strives for constantly. This was primarily why we acted as launch partner for Amadeus Hotels Dynamic Access in June 2002. This new level of seamless connectivity lets travel agents obtain availability and rate information for over 2,600 Marriott hotels directly from our internal reservations system. The increased data accuracy and reliability means agents can complete the reservation and sales process more efficiently and provide better service to their customers.

We promoted the upgrade heavily both with Amadeus and through our own travel agency educational and marketing programs and our joint efforts have certainly paid off: since the launch we have seen a tremendous shift in business: Our bookings through Amadeus have grown considerably even into early 2003 which is remarkable in today's context."

Amadeus **Hotels Dynamic Access** gives travel agencies real time access to hotel companies' own reservation systems, ensuring optimum rate and availability information for the entire booking process. Dynamic Access is part of Amadeus's Seamless Next Generation program which aims to transform the efficiency of global hotel distribution and inventory management. Marriott International were launch partners for the initiative; other hotel companies to follow suit included: Supranational, Trust International, Starwood and Six Continents.

for the cruise lines, a low productivity activity for the very people responsible for more than 95% of all cruise sales – travel agents.

In 2002 the arrival of Amadeus Cruise – first in the US, the world's biggest cruise market, and then rolled out internationally through 2001 and 2002 – began to change that. This fully graphical and browser based tool brought new value added content, speed, efficiency and superior customer service to the cruise booking process, boosting productivity and, inevitably, encouraging the cruise lines' most important distribution channel, travel agents, to increase their sales efforts. The latest version of Amadeus Cruise includes a number of unique features including deck plans, cabin photos and a host of other upgrades, all at the fingertips of the agent throughout the booking process.

Cruise was welcomed by US travel agents and its popularity also grew rapidly outside the US through 2002. At the beginning of March, Costa Cruises, Europe's largest cruise line with eight ships and 10,600 berths, decided to make itself available through our system. The launch of local language versions of the system (French, Italian, Spanish, Portuguese and German) fits neatly with Costa's own market development programme.

In April we also signed an agreement with the NCL group which made its two cruise lines – the Miami based Norwegian Cruise Line and its sister line Orient – Amadeus Cruise provider partners. We are also working with NCL to develop a system that will combine cruise reservations with flight availability and ticketing.

Towards the end of the year Fred Olsen cruises became our eighth provider partner. Just three years after its launch, Amadeus Cruise, now available across 24 markets, distributes a total of nine cruise line groups, of which a number are exclusive to Amadeus.

Hotels

In the middle of the year, Marriott International Hotels became our launch partner for a new solution that, for the first time, gives travel agents real time access to hotel companies' own reservation systems throughout the booking process, for better availability and rates information. Dynamic Access is part of our 'seamless next generation' programme aimed at transforming the



Avis Europe

Catherine Rawson, Director of Distribution Channels, Avis Europe plc:

"We were the launch partner for the new Complete Access Plus in June 2002. This gave us a competitive advantage as total pricing is increasingly crucial to leisure customers, through traditional channels and online. As a result, we have seen our sales through Amadeus grow dramatically. While in the first half of 2002 our bookings were on a par with the average in Amadeus, from July onwards we outperformed other car rental companies by six percentage points and by nine points in the first quarter of 2003. Cooperative marketing with Amadeus helped produce these results which are significant in a relatively depressed market. You could certainly say that we're pleased."

The new **Complete Access Plus** in **Amadeus Cars** is a distribution product which gives the travel agent total price transparency during the booking process, returning an estimated total price, including mandatory taxes, insurance and surcharges for the reservation. Car companies using this product have seen their bookings rise significantly.

efficiency of global hotel distribution and inventory management and boosting the travel agent channel for hotel sales. For Marriott the benefits of the June launch were visible almost immediately; and by December bookings made via Amadeus Hotels were 25% higher year on year.

Cars

In a similar boost to supply chain seamlessness, but this time for the car hire market, June saw the global launch in partnership with Avis of the new enhanced version of Complete Access Plus, which gives travel agents direct access to the car company's own availability and pricing databases. For the first time Avis (or any car hire operator using the system) can return to travel agents full estimated price and tax data about rentals from any of its 4,000 locations worldwide. Travel agents benefit from this improved level of visibility at all stages of the booking process, simplifying price comparisons, accelerating booking and improving customer service. Following its launch, market interest in this greatly enhanced tool was widespread and, progressively, nine of the world's leading car hire companies, representing 93.5% of all car reservations made through the Amadeus system, were upgrading to Complete Access Plus.

Travel Agents and Consortia

Travel agencies the world over continue to seek creative responses to a tough market made tougher by the pressures endured by the travel service providers they serve. There are those who think that internet direct sales will, in due course, be the end of the traditional travel agent. We disagree, and focus on helping the travel agency community secure its future with systems that build operational efficiency, develop customer service and open up new business opportunities and revenue streams.

The launches of Dynamic Access with Marriott and Complete Access Plus with Avis (see above) were excellent examples of how our travel agency partners benefit from a steady stream of new ideas that help them add value for travel

Balboa Travel

Joe DaRosa, Chairman and CEO, Balboa Travel, San Diego, USA:

"One of the primary reasons for converting to Amadeus was a shared business philosophy about partnership. Technology is crucial in today's environment. But it is people who make things work. We recognised in Amadeus people true partners who we could count on to work with us and our clients for mutual success. The ever growing strength of our relationship bears testimony to the fact that we read them right."

No matter how advanced technology is, it needs a lot of patience and **interaction with clients** to make sure that it really works for them. This is not a one shot process and travel agency customers need to feel they can rely on a partner who will work with them over time.

service providers and so make their businesses more efficient, more effective and more profitable. But these two were by no means the only such examples in 2002.

For any organisation handling very large quantities of negotiated fares and special rates – a group which would include online retailers, consolidators as well as large agencies – our new partnership with fares management specialist Hitchhiker Software will cut 80% from the administration overhead of filing, managing and uploading fare information to a central database.

In addition any travel agency with a large corporate client base will also welcome Amadeus Policy Arranger, launched towards the end of the year. For these kinds of agencies the sharing of client travel policies between headquarters and branch offices can be a significant administrative burden, fraught with the potential for clerical error and, inevitably, the creation of transactions that breach the client's travel policy. Policy Arranger makes Amadeus the very first GDS to automate this policy sharing process, removing the risk of error and, just as importantly, cutting the time it takes to complete a single corporate travel booking by as much as 40%.

The year also brought many more signs that our commitment to the commercial success of travel agents continues to make good business sense for us too.

In Latin America our reputation as market leader was reinforced in several markets. The first quarter saw us sign a five year agreement to be the strategic technology partner of L'alianXa, one of Colombia's largest and most powerful travel agency consortia (more than 70 sales offices representing 23 travel agencies in 12 Colombian cities). Still in Colombia, where Amadeus has a 70% share of all travel agency bookings, Turismo Total (another leading consortium) renewed their strategic technology agreements with Amadeus for another five years.

In Europe, March saw us renew our local GDS agreement with the Kuoni operation in Italy as well as agree to expand our role for the company in Hungary. The German Quality Travel Alliance consortium, a new alliance with over 2,000 outlets, signed for Amadeus.

We also strengthened our reputation as the number one GDS in India (45% of the market), renewing our GDS agreement with Kuoni India. Carlson Wagonlit signed a four year exclusivity contract under which Travel India will use only Amadeus for all travel transactions in ten branch offices (across eight major cities) and 50 corporate implants.

In Australia, Adelaide's rapidly expanding Axis Travel, one of the country's premier agencies with more than 35 travel industry and business awards to its credit, adopted the Amadeus system for the first time.

As well as remaining very strong in our traditional markets, such as Europe and Latin America, we also made impressive progress in new growth markets during 2002. In a breakthrough agreement, TravelSky, China's national computer reservation system, in which Amadeus has a minority equity interest, chose Amadeus to be its first GDS, enabling 7,000 Chinese travel agents in 300 cities to book a full range of non air travel services, from hire cars to hotel rooms. We have already begun to develop a host of new generation electronic distribution and travel e-commerce solutions specifically for the market in China.

Meanwhile, in 2002 the Middle East became one of the fastest growing regions for our traditional agency business, with the number of Amadeus powered agency locations in the region increasing rapidly during the year.

National Marketing Companies (NMCs)

The well documented and highly newsworthy globalisation of economics often obscures the fact that local cultures continue to determine local business. Those who think that globalisation is a synonym for homogenisation are, we believe, mistaken, and we continue to conduct and develop our business accordingly.

Our worldwide network of national sales and support companies (NMCs) is not only the face of our day to day commitment to the travel agency community. Our German and Scandinavian NMCs (see below) are both examples of how Amadeus NMCs are often themselves hot spots of technical innovation, market development and commercial ingenuity, able to bring fresh ideas and new markets into the wider Amadeus family to the benefit of all its members.

Our NMCs are also the vital mechanism by which we honour our service promise of delivering global resources in a way that is truly in tune with the local community – society, market and culture – in which it operates. Thus our NMCs, staffed by local people, are a vital part of what makes Amadeus a uniquely responsive organisation with which to do business and, we believe, will make a lasting contribution to our continued success, perhaps especially in such persistently difficult times.

Amadeus Gulf, with its regional headquarters in Abu Dhabi and branches in Dubai and Bahrain, opened for business

in 2002. It will support travel agents throughout the United Arab Emirates (UAE). A fourth office will soon open in Oman. Thanks to the Arab Air Carriers Association's (AACO) choice of Amadeus as a preferred GDS supplier, Amadeus also launched NMCs in Sudan and Algeria during 2002 with local partners Sudan Airways and Air Algérie. Elsewhere in AACO member markets, Amadeus NMCs are established in Qatar, Egypt, Sudan, Algeria, Tunisia, Morocco and Saudi Arabia.

Strong growth in Central and West Africa led us to open two NMC branch offices in Cameroon (Douala) and in the Senegalese capital of Dakar, to support the regional headquarters in Abidjan, Ivory Coast. We now serve seventeen markets in this region in which 165 travel agencies have chosen Amadeus as their preferred GDS, helping us to attain an air bookings market share of 74%. The region's air bookings showed double digit growth over 2002 against a worldwide decline of some 5%.

It is not uncommon for an Amadeus NMC to be a joint venture with a local partner. However in certain business environments, and where Amadeus is the minority NMC stakeholder, there can be significant commercial benefits (in terms of strategic decision making, market influence and technology penetration) in Amadeus acquiring the whole of its NMC, as we did in Scandinavia and Germany during 2002.

In July we bought SAS Group's 95% shareholding in SMART AB, our Scandinavian and Baltic NMC, and so became sole owner of an operation headquartered in Sweden and with offices in Norway, Denmark, Latvia and Lithuania. The business wisdom of this transaction is not hard to understand. Scandinavia is our fifth largest market worldwide and one with a very important business travel component, an area in which SMART excels; its solutions make it the strongest player in the European travel management market with more than 500 corporate customers and ambitious growth plans. SMART, now renamed Amadeus Scandinavia, is thus an excellent strategic fit with the corporate travel management activities of our e-Travel operations (see e-Travel review below).

At the end of the year, we announced our intention of acquiring Lufthansa's 66.6% share to take sole ownership of our distributor in Germany, our single largest market. Start Amadeus provides German travel agents with access to the Amadeus GDS (producing a very healthy 41 million bookings in 2002) and has also developed and runs the world's largest distribution platform for leisure travel, serving 170 tour operators and processing 25 million leisure and travel insurance bookings in 2002. We have extensive plans to apply Start Amadeus's considerable leisure travel experience and expertise to other markets around the world.



The Travel Zone

William Almonte, Founder, The Travel Zone:

"I had some pretty clear ideas about what I wanted and e-Travel worked with me to customise Planitgo. I liked working with them. Our agents became productive very quickly. While we are always available in case problems arise, we don't actually get many calls for help! Agent RC, with Planitgo at its heart, is the right platform for our community of agents – and it's the launch pad for our success."

More online travel websites use **e-Travel Planitgo** than any other platform. But some give it a special twist – with great success. The Travel Zone has created Agent Resource Center, an e-enabled travel agency programme providing technology and services to a network of home based, self employed travel agents around the world. With Agent RC, based on Planitgo, Travel Zone has signed up over 200 agents in three years and is doubling its revenue yearly.

2002 was the year in which we brought all of our online travel activities together into a single new global business unit called e-Travel, and, in so doing, created an integrated point source for every aspect of travel e-commerce (from solution design and consulting, to implementation and hosting) and for every type of customer (from airlines and corporations, to travel agencies, hotel chains and a host of others besides).

Our e-commerce activities have been one of our great success stories. As the travel industry led all others in adopting and developing the web as a mainstream business channel, so Amadeus technology has been at the heart of the process.

Our ASP based online booking technologies are popular the world over for their immense flexibility, the ease with which they can be tailored to local market conditions and their powerful but easy to use functionality. The core technologies, e-Travel® Planitgo for web sites and e-Travel® Aergo or SAP Travel Management for corporations, are scaleable to serve the often rapidly changing requirements of customers of all sizes in what is the definition of a dynamic marketplace, as well as being available in 20 different languages.

Worldwide, our Planitgo booking engine now powers more than 880 travel agency web sites (including Opodo, ebookers, lastminute, Rumbo, vivacances.fr, travel.com.au and Onetravel), 18 hotel sites and another 139 sites serving 50 airlines including market leaders such as Qantas, Iberia, Cathay Pacific, bmi and Air France. Our Aergo engine powers the self booking systems of 255 of the world's leading corporations in 20 countries, systems that register some of the highest average utilisation rates in the world by users who are helping their employers cut as much as 30% from their annual travel expense.

Amadeus e-commerce, now in its more effective and integrated e-Travel structure, is ideally positioned to exploit the huge opportunities available in a market which last year was estimated to be worth $28.2 billion in the US and as much as $70 billion worldwide.



Lufthansa City Center

Rainer Burghardt, Director Sales and Support, TA-TS, the IT company of Lufthansa City Center (LCC), a travel agency franchise network with 500 agency locations in 48 countries:

"This is one of the most exciting tools Amadeus has developed. Travellers love its practicality and added value. Our custom made version, LCCtravelinfo.net, now receives 15,000 hits a week. It adds kudos to the LCC brand and even contributes revenue through the sale of advertising space. But best of all, it has significantly cut agents' processing time per booking, as the site can take care of many passenger questions."

With travel agencies, **e-Travel's CheckMyTrip** has become a hot favourite. A customisable website, allowing passengers to check their itinerary and access supplementary info around their travel plans. CheckMyTrip is now deployed in 15 language versions.

Web Technology

E-Travel Planitgo for internet bookings is already the engine of choice for a virtual galaxy of travel web sites including numerous airlines and travel agencies. Reductions in the costs and risks of developing and maintaining an in-house solution are among the key reasons customers choose this solution. Planitgo is made available as a suite, enabling customers to choose the level of sophistication they require. There is even the option of deploying an 'off the shelf' version which needs no costly in-house development but can still be used to create a straightforward, yet fully customised, online booking site in a matter of weeks, even though more than 1,000 parameters may be employed.

The most recent version of Planitgo (v7.0) launched at the end of May contains a host of new features and began attracting new customers immediately. Before the year ended five more airlines – SN Brussels Airlines (Belgium), Air Littoral (France), Air Caraïbes (French Antilles), Norwegian Air Shuttle and Qatar Airways – had put their trust in our unique ASP e-commerce model, bringing the total number of Planitgo airline customers to 45. In September we were able to announce year on year figures showing that Planitgo customers had seen their online transactions more than double in a year, with the proportion of 'lookers' converted to 'bookers' 17% higher over the same period.

Corporate Travel Management

The third quarter brought with it the biggest ever corporate account win for e-Travel: Robert Bosch GmbH, one of Germany's largest companies. Amadeus will now make it possible for Bosch's 40,000 travellers to use e-Travel based SAP Travel Management to make their own travel arrangements. The news came shortly after the strategic development partnership between Amadeus and SAP AG was extended for another six years.

Aergo is consistently surprising customers through the high levels of adoption by employees. Ease of use and very thorough, case by case customisation, case study and training by e-Travel staff and our travel agency partners is the secret of this success. Customers implementing Aergo solutions for the first time in 2002 included the leading US health benefits company First Health Group Corporation and WestLB, the German international commercial bank with offices in 35 countries. Corporate online transactions through e-Travel grew 63% in 2002.

Aergo enhancements in 2002 included important productivity boosting features such as automatic synchronisation and seamless sharing of traveller profiles between GDS, agency and client. The US version is the first to take advantage of expanded travel inventory access, now including low cost carriers, made possible by our strategic alliance with Farechase, the leading provider of web automation technology. Customers can now display published and negotiated fares as well as those only available through travel web sites; with travel managers retaining full control over which providers are accessible by users. The Farechase functions will be rolled out globally later this year.

In e-commerce, as elsewhere in our operations, we continue to forge new cooperative relationships in areas that

Saks

Scott Thomas, Director of Human Resources Services, Saks Inc, one of the US's premier retailers:

"Ease of use is vital to maintain usage momentum. That's a chief attribute of e-Travel and one of the main reasons Saks employees so quickly adopted Aergo. I am confident that utilization numbers will approach 100% even without a company wide mandate."

Ericsson

C. Meade Hubby, US Travel Manager, Ericsson Inc:

"Ericsson employees have been quick to adopt e-Travel's products, which has helped us reduce our average ticket price and significantly lower our processing costs."

Philips

Eva Rahkonen, Travel Manager for Philips (Nordic), the subsidiary for Scandinavia and the Baltic of the electronics manufacturer:

"Together with American Express, our travel management company, we decided on Aergo, after a thorough 18 month evaluation, involving management, the IT and finance departments as well as a sample group of travel bookers. We are realistically aiming for a 60% adoption rate after a year and are reaching milestones a month ahead of target. We expect to obtain 70% savings on transaction costs and a 10% reduction on the average ticket price. E-Travel and American Express are helping us to achieve this and travellers are smiling."

Over 250 corporations in 20 markets are using **e-Travel Aergo**, the self booking tool for business travellers.

Bosch

Andreas Semmling, Global Travel Manager, Robert Bosch GmbH, the manufacturer with 225,000 employees across 50 countries:

"SAP's R/3 Travel Management solution perfectly meets our travel planning and booking needs, while offering an unbeatable return on investment. Having a global partner such as e-Travel, with a proven track record in implementation and support of online booking solutions, is key to the successful rollout of this service for Bosch, first in Germany and subsequently across other international locations."

27 corporations in 12 markets are using **e-Travel SAP Travel Management**, the SAP self-booking module for business travellers which is a part of SAP R/3 Enterprise Management System.

promise business focused benefits for our customers. In March we inaugurated a new long term partnership with Lufthansa AirPlus, a world leader in international payment and invoicing systems, to develop a flexible internet based business travel management solution with integrated value added services for payment, travel expense settlement and management information reporting. In August we joined with Tim/Timatic of the Netherlands to launch a pioneering off the shelf solution providing up to date online information on the health and visa entry requirements of 200 countries.

Another successful partnership is with BroadVision, the world's leading exponent of online personalisation and 'self service' technologies.

In March, Iberia announced that it will use BroadVision e-Travel to power its next generation of websites worldwide. As a consequence the Spanish carrier will be able to respond dynamically and in a personalised way to the browsing and purchasing patterns of its online customers by matching special offers to customer behavior in real time.

The IT Services year

Airlines increasingly look to us not merely to provide systems and services but to help them develop and run the new cutting edge technologies upon which the future of their business depends. They choose us because Amadeus is the only IT provider dedicated to providing large scale systems to the travel industry.

Recent sharp increases in demand have confirmed that one of the Amadeus IT Services features that airlines find increasingly valuable is its powerful Electronic Ticket Server (known as ETS). For travellers of all kinds and in many markets, the e-ticket represents the ultimate in travelling convenience. LanChile, for example, one of Latin America's leading airlines, is an ETS user since 2001, and less than a year later was already issuing 39% of all its tickets electronically. Other ETS users include All Nippon Airways, British Airways, Finnair, LanPeru, Qantas and the Argentinean carrier Southern Winds.

The success of ETS is snowballing as airlines understand the array of business benefits that flow from close and creative control of electronic ticketing, including: very significant efficiency gains; reductions in ticket administration costs, cutting e-ticket costs by a minimum of 80%; a strengthening of direct sales channels such as the internet and call centres; and all without the very considerable overhead of building and maintaining an in-house solution. As an entirely neutral and integrated solution, ETS is an ideal vehicle with which to facilitate the smooth through ticketing of itineraries which involve flights operated by several partner airlines (called 'interlining') which lies at the heart of successful alliance operations.

In ten years the concept of the Amadeus Sales System for airlines remains unique in travel IT. Other GDSs have retained their limitation as pure travel agency tools. Amadeus has developed the GDS into a travel community distribution hub, used by travel agencies and airline direct sales channels alike.

In becoming Amadeus Sales System Users, airlines choose to outsource their entire sales infrastructure. In so doing, they unlock a host of benefits in three very distinct ways: they turn a very significant fixed cost into a manageable, variable one; they bypass the considerable challenge of developing and maintaining a quality in-house reservation system; they can share reservations and customer information slickly and seamlessly not only with their travel agency distribution channel but with other airlines too.

This last benefit has grown enormously in importance over recent years as alliance building has become a fundamental part of many airlines' efforts to simultaneously cut costs and improve customer service.

We believe strongly that Amadeus alone has the right mix of qualities to help cooperating airlines deliver their alliance dream: flexible, cutting edge systems and services; true globality rooted in local markets; and all delivered within our unique, open, seamless, community IT framework. Throughout 2002 the alliances themselves consistently endorsed our claim. By the beginning of 2003, five out of eight oneworld

LanChile

José Luis Cifuentes, Distribution System Manager, LanChile:

"We need Amadeus ETS to successfully develop strategic sales channels such as the Internet and call centres. Our passengers benefit from a greatly simplified ticketing process and ETS manages the interface with all internal systems, as well as to other GDSs and airlines. It's really everything in one package."

In 2002 Amadeus's **ETS** electronic ticketing platform was deployed by seven airlines.

members, nine out of the Star Alliance's sixteen members, and three out of SkyTeam's six airlines used our Sales System or enjoyed significant technological cooperation with Amadeus.

Amadeus Sales System Users benefit from developments undertaken for a highly demanding 130 strong airline community, respecting all individual wishes according to a successful governance model. Of course, all the development for the GDS, as the world's largest travel agency distribution system, is automatically available to the airline users as well. Amadeus also takes care of onward distribution to other GDSs and their travel agency customers. Most importantly, all of these advantages are much more competitive in cost than traditional standalone alternatives, and the cost element contains a far larger variable component – critical in these volatile times.

Coming from a limited single-airline system, airlines that switch to the Amadeus Sales System suddenly enjoy the full benefit of GDS functionality, enabling sales not only on their own services but on those of alliance partners and any other carrier, not to mention the other services offered by Amadeus – hotels, cars, insurance, rail.

Bearing this in mind, a record number of 30 carriers were implemented on our Sales System this year, bringing the total number of implemented Amadeus Sales System User airlines to 131.

Among those new members were two of the world's best known airlines: British Airways and Qantas. Both are members of the oneworld alliance and are also development and launch partners for our new generation of Passenger Service Systems. A large number of the new airlines to join the Sales System community are from Australasia and the Pacific Islands, following Qantas's lead to change to Amadeus.

In Europe, long standing Amadeus partner JAT Yugoslav Airlines made the decision to switch to Amadeus, along with Deutsche BA, Air Littoral and carriers from Germany, France, Belgium, Spain, Scandinavia, Switzerland, United Kingdom, Estonia and Kazakhstan. In Africa, Air Togo and Air Ivoire joined the community, while in Latin America Cubana de Aviación, and AeroVip from Argentina became users.

It is a telling testimonial in favour of the Amadeus Sales System for airlines that the relationships we build with these customers prove to be so very durable. A case in point is Star Alliance member

Thai Airways International, one of our earliest airline partners, which in 2002 extended its original ten year relationship for another ten years. As well as being a Sales System User, Thai is also a partner in our NMCs for Thailand, Laos, Cambodia, Burma and Vietnam.

All of which raises the question: why should this powerful ASP formula be limited just to distribution? The answer is, of course, that it isn't any more.

The benefits offered by the Amadeus GDS model are precisely those that airlines need as they struggle to adjust in a faster changing air travel market. A decade ago, distribution lent itself to our new community ASP approach because airlines had stopped seeing booking and reservation processes as any kind of source of competitive advantage. Now, as airlines are forced to focus with increased precision on the two areas they know are crucial to their future business success, the lowering of costs and improving the direct experience of customers, much the same can be said of other vital, but to the travelling customer largely invisible, airline systems – departure control and inventory management in particular.

In late 2000, British Airways and Qantas, two of commercial aviation's most influential players and both members of the oneworld alliance, made a decision which had industry wide repercussions. They decided not only to substitute their long established in-house sales and reservations systems with the Amadeus Sales System but also to ask us to develop a completely new generation of Passenger Service Systems.

Passenger Service Systems

The year was dominated by strong progress towards our primary objective, completion of our new generation departure control and inventory management systems with launch partners BA and Qantas to finalise the new Amadeus Passenger Service System.

The first major step for both airlines was to become Amadeus Sales System User airlines by migrating from their respective in-house sales and reservations platforms.

BA staff began using the Amadeus system on 24 February. Other airlines of similar size have chosen a phased system migration process over three, or even six, months. But BA opted for what its Chief Information Officer has called 'open heart surgery'; a big bang approach over a single weekend. Such enormous projects are, of course, preceded by many months of preparation, testing and dry runs. But even so, this was the biggest one shot migration ever performed by Amadeus, involving the transfer of 2.5 million live reservations and 6.5 million customer profiles, the reconnection of 48,190 terminals, the reconnection of 200 system links and the training of over 11,000 BA staff. The information migration involved 1,500 gigabytes of data and not a single item was lost in transit. In the airline's own words: "it was a fantastic demonstration of skill and commitment."

Qantas followed in BA's footsteps eight months later. Whilst the BA migration involved more data, Qantas was in some key respects a more

Finnair

Tom Källström, Vice President, Corporate e-Business and New Ventures, Finnair:

"We have been using the Amadeus GDS as the sales system in our own offices for eleven years and value the advantages of this still unique solution. In the first years, it allowed us to serve travel agents and their customers better, as we were using the same reservation system, guaranteeing total, error free coordination. In addition, Amadeus offers high levels of connectivity to other sales channels.

Today, it also means that we are using the same sales system as many of our oneworld partners, providing our joint customers with a seamless journey experience. So it was logical for us to choose a suite of passenger service systems which we will be using in common with other carriers.

These systems are the fundamental tools needed to manage an airline. A community system run by Amadeus, which is highly scaleable, totally flexible and customisable, will not only reduce cost and add value – it will help ensure continuing commercial success for Finnair."

Finnair has been an **Amadeus Sales System User** for eleven years. On renewing their contract, they decided to extend it to include Amadeus's new Passenger Service System platform.

complex migration. Again the data volumes were enormous: 1.5 million booking records, 2 million electronic tickets and 3.5 million frequent flyer profiles. And this time there were many more functionalities transferred on a single day (including e-ticketing) and many more individual airlines involved (18 in total), all performed with the added complication of considerable time zone differences between Australia and Europe.

In August BA took another big step in our strategic partnership when it also cut over to the Amadeus Electronic Ticket Server (ETS) for e-ticket storage, distribution and management. Almost 60% of all BA tickets worldwide are now e-tickets; the migration to ETS transferred 1.6 million of them.

The next major step for both airlines is to implement the new solutions for inventory management and departure control, preparation for which was well underway during 2002.

The Inventory platform is now in its final customer acceptance testing phase and promises to provide not only a cost effective, evolving and flexible solution to manage inventory, but also a set of powerful tools with which to reshape and re-orientate the whole business and to influence customer behaviour.

Just like the Amadeus Sales System, Inventory and Departure Control are community-driven solutions rooted in a new and ambitious vision of creativity, flexibility and control in the use of airline Passenger Service Systems.

The Inventory Solution will let sophisticated and customer-orientated airlines

target and tackle a whole range of key business objectives in new ways and with a flexibility undreamed of, helping them:

- increase customer loyalty using a system that is centred on the traveller rather than on airline processes;
- strengthen the benefits of alliance affiliation and code share agreements;
- grow revenues through more sophisticated inventory management and more subtle customer relationship management;
- reduce development and maintenance costs;
- improve operational efficiency and productivity; and,
- gear up for future process re-engineering.

The third leg of our suite of state of the art, strategic airline IT applications will be an all new Departure Control System, including everything an airline needs for efficient customer, flight and airport management. It is designed to complement our Sales System and Inventory in order to revolutionise current airport check-in processes, make it possible to take truly customer focused decisions at the time of check-in, and provide passengers with consistent and superior customer service regardless of the airport they find themselves in.

Back in mid 2001, we expected by now to have made a number of important announcements on airline interest in our new passenger service solutions. One of the consequences of 9/11 was to focus airline energies on their immediate and considerable operational difficulties at the expense of more farsighted initiatives. A glance at the quarterly air bookings figure for last year tells us all we need to know about what airlines were concentrating their thinking on as they fought their way from 9/11.

Nonetheless, through 2002, as each milestone in this massive project passed and we got closer to a launch date, interest among the wider community of airlines could be seen to grow noticeably. Then, with the significant strengthening of the air travel market in the second half of the year, came the first signs that strategic thought and action were moving back up the agenda; a number of airlines which had showed very serious interest in our new systems just before 9/11 were doing so again almost exactly a year later.

In September, Finnair, one of the world's oldest airlines and another oneworld member, broke the ice. A new ten year partnership agreement not only renewed our long established Sales System outsourcing arrangements, but also included a decision to implement our new Passenger Service Systems, which was formally signed in 2003. Amadeus and Finnair have been partners from the day our GDS went live in 1992. Their unequivocal endorsement of our technology is an encouraging customer testimonial for Amadeus from an airline renowned in the industry for its advanced use of technology.



Those who think that globalisation is a synonym for homogenisation are, we believe, mistaken, and we continue to conduct and develop our business accordingly.


and
You

Our People

Business success through our people

To create business success through our people by providing HR initiatives and fostering an environment that attracts, motivates and retains high performers in line with the changing needs of the business.

Amadeus Human Resources strategy has its foundation in the Global HR Council, set up to drive the development of Human Resources policy and coordinate the work of Amadeus Human Resources departments around the world.

Composed of all the senior HR executives from around the Amadeus Group, the council meet regularly to share best practices and discuss key HR issues at the local and Group level. The ambition of the HR team is to ensure that only excellence is acceptable when it comes to Amadeus people and their motivation and development.

Due to the post 11 September economic climate, 2002 saw the continuation of a general freeze in external recruitment although the overall number of staff did rise, due to acquisitions, to a record of 4,488 employees in December 2002.

NUMBER OF AMADEUS EMPLOYEES


4500
4000
3500
3000
2500
2000
1500
1000
500
0
2,308
2,752
3,211
3,967
4,488
1998
1999
2000
2001
2002

Much time and effort has been invested on the vital task of successfully integrating the employees of SMART (now Amadeus Scandinavia), acquired in June, and ICSA-T, acquired in November, into the Group. This process will continue in 2003, following the announcement in December of the acquisition of Start Amadeus in Germany.

For the HR Council and HR teams around the organisation, 2002 has been a year of consolidation of many ongoing projects and initiatives such as career development, learning and training, global benchmarking and grading of job levels, benefits and compensation management, management of international assignments, performance management and internal communication.

Highlights of 2002 include:

Career Development inside Amadeus

The Amadeus development and career planning process is based on a job competency identification and profiling system linked with business objectives, that provide the basis for each employee's individual development and career plan, defined and agreed with their manager. This also helps to identify leadership potential and provides the basis for succession planning in the Amadeus Group.

2002 has seen the career development process truly established in the fabric of Amadeus management


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Wednesday, 28 May 2003
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ON OPERA
Gaining ground
A feature from Travel Agent Magazine highlighting Amadeus' strengths and the reasons why we are the global leader among all GDSs and gaining momentum in North America. Learn more...
PUBLICATIONS
> Sophia News
> Quality Management e-newsletter
> e-Travel Asia Pacific newsletter
> You and Amadeus 4
> Amadeus News 2
SEE ALSO
Amadeus sites
> www.amadeus.com
> www.amadeus.net
> www.e-travel.com
> share price
Operating under a yellow flag
Over 450 businesses and political leaders from the travel and tourism world attended the Third Global Travel & Tourism Summit held in Vilamoura, Algarve, Portugal, from May 15-17. Learn more ...
> Worldspan limits Orbitz's direct connections
> Orbitz commissioned report says the web site is a distribution bargain
> Online travel continues to grow in the US
> Galileo claims to have beaten the competition with Web Services launch
> Booking fees will fall as GDSs diversify
Archive
BUSINESS FOCUS
Vacation.com's 'Our Risk! Your Profit!' programme increases member agency profitability
With the "Our Risk! Your Profit" programme Vacation.com has taken another step to help increase agent profitability and demonstrate a new consortium model for the 21st century. Learn more...
Archive
AMADEUS PRESS RELEASES
Amadeus launches e-ticket in Ecuador
Amadeus has successfully launched electronic tickets in Ecuador with the support of four important airlines that operate in the country.
> TQ3 Travel Solutions & World of Tui TravelCenter renew contract with GDS provider Amadeus
> Amadeus and Start Amadeus are bundling their purchasing for NMC's in the "Competence Center Purchase"
> Hapag-Lloyd Express (HLX): New Low Fare Carrier sells through Amadeus Travel Agents
NMC FOCUS
> Amadeus Thailand
> Amadeus Croatia
Archive
AROUND AMADEUS
Amadeus Regional Meeting for CESE held in Malta
Amadeus representatives from 29 countries of the Central, Eastern and Southern-Europe region met in Malta from 12-15 May 2003 to share new business concepts and best practices, and discuss the challenges ahead. Learn more ...
Archive
PEOPLE
New Manager Purchasing in ADP
Jürgen Klein has been appointed Manager Purchasing reporting to Julius Stirling, Director Business Administration in Amadeus Data Processing GmbH. Learn more ...
Archive
Contact the owner of this page: Blanca Pelso
TOP

practice. Some 30 career committees have been held and more than 250 employees are following development programmes based on their competency profile and feedback sessions with their managers. More than 150 employees are enrolled in a tailored personal development plan to equip them for future management positions. 380 individuals made an internal career move inside the Amadeus Group in 2002.

Learning and Professional Development

Amadeus offers its employees a comprehensive range of learning and professional skills development opportunities closely aligned with business needs and strategy.

An overall global training and learning strategy builds on the excellence of established programmes at local Amadeus sites to provide around 80,000 hours of training per year. We believe that this level of investment helps to ensure a professional, motivated and effective workforce and is critical to the success of the company.

2002 saw the establishment of a dedicated corporate unit to identify synergies and learning best practices across the Amadeus sites and regions and to manage the future development of a comprehensive e-learning programme.

Enhancement and Measurement of Employee Communication

Effective employee communication is always important, but in times when the industry and business environment is especially tough, it becomes essential that accurate information is consistently and rapidly available.

2002 saw a complete redesign and re-engineering of the Amadeus intranet, Opera, to provide a user friendly web environment for Amadeus employees with news and business education features updated every day and more easily accessed through a modern design based on user feedback. Hardware improvements have dramatically enhanced access speed for employees around the world. More than 3,000 employees now access the intranet on a regular basis, up over 50% since the start of 2002.

In November we carried out the first corporate internal communication survey. 38% of employees completed the survey which provided invaluable guidance on how and where to develop and improve the way we communicate inside Amadeus.



An overall global training and learning strategy builds on the excellence of established programmes at local Amadeus sites to provide around 80,000 hours of training per year.



Corporate Information

Divisions & Regional Offices

Divisions

For general enquiries please contact
info@amadeus.net

Corporate Headquarters
Salvador de Madariaga 1
28027 Madrid
Spain
Tel: +34 915 820 100
Fax: +34 915 820 188

Product Marketing & Development
485 Route du Pin Montard
Boite Postale 69
06902 Sophia Antipolis Cedex
France
Tel: +33 4 9294 6000
Fax: +33 4 9715 4120

Operations & Data Centre
Berghamer Strasse 6
85435 Erding-Aufhausen
Germany
Tel: +49 8122 43 00
Fax: +49 8122 43 4190

Regional Offices

Asia Pacific
21st Floor, Capital Tower,
87/1 All Season Place,
Wireless Rd, Lumpini,
Pathumwan
10330 Bangkok
Thailand
Tel: +66 2 305 8110
Fax: +66 2 305 8120

North America
9250 NW 36th Street
Miami, FL 33178
USA
Tel: +1 305 499 6000
Fax: +1 305 499 6907

Central America and Caribbean
9250 NW 36th Street
Miami, FL 33178
USA
Tel: +1 305 499 6603
Fax: +1 305 499 6616

South America
Av. del Libertador 1068
4° piso
C1112ABN Buenos Aires
Argentina
Tel: +54 11 5777 7755
Fax: +54 11 5777 7776

Amadeus World Markets*

Albania
See Slovenia

Algeria
Amadeus Algeria
Site d'Air Algérie
Quatre chemin de Bachdjarah
16231 - Hai El Badr – Kouba
Tel: +213 21 68 04 35
Fax: +213 21 68 04 35

American Samoa
Airline System User terminals only

Andorra
See Spain

Angola
Airline System User terminals only

Anguilla
See Central America and Caribbean

Antigua & Barbuda
See Central America and Caribbean

Argentina
Amadeus Argentina
Avda del Libertador, 1068
5° piso
C1112ABN - Buenos Aires
Tel: +54 11 5777 2000
Fax: +54 11 5777 2010

Armenia
See Russian Federation

Aruba
See Central America and Caribbean

Australia
Amadeus Australia
Level 12, 300 Elizabeth Street
Surry Hills NSW 2010
Sydney
Tel: +61 2 9903 3933
Fax: +61 2 9903 3916

Austria
Amadeus Austria
Alpenstrasse 108a
A-5020 Sálzburg
Tel: +43 662 63966 0
Fax: +43 662 63966 8

Azerbaijan
See Kazakhstan

Bahamas
See Central America and Caribbean

Bahrain
Amadeus Gulf
Flat #21, Bldg #60, (behind Sheraton Hotel)
Manamah
Tel: +973 540 066
Fax: +973 540 440

Bangladesh
Amadeus India Liaison Office
Health Club Building, 2/F Dhaka Sheraton Hotel,
1 Minto Road
Dhaka – 1000
Tel: +880 2 8613391
Fax: +880 2 9346177

Barbados
See Central America and Caribbean

Belarus
See Russian Federation

Belgium
Amadeus Benelux
Medialaan 30/1
1800 Vilvoorde
Tel: +32 2 257 9911
Fax: +32 2 460 0384

Belize
See Central America and Caribbean

Benin
See Ghana

Bermuda
See Central America and Caribbean

Bhutan

Amadeus India Liaison Office
Flat 617, Krishna Building
224 A.J.C. Bose Road
Kolkata, India
Tel: +91 33 22805320
Fax: +91 33 22806904

Bolivia

Amadeus Bolivia
Edificio Illimani II - L-15
Av. 6 de Agosto 2512
Esquina Pedro Salazar
La Paz
Tel: +59 12 243 4443
Fax: +59 12 243 1267

Bosnia and Herzegovina

Amadeus Bosna
Cemalusa 6
Sarajevo
Tel: +387 33 210 217
Fax: +387 33 210 217

Botswana

Airline System User terminals only

Brazil

Amadeus Brasil
Av. Rio Branco, 85 - 10° andar
20040-004 - Rio de Janeiro – RJ
Tel: +55 213814-3636
Fax: +55 21 3814-3622

Brunei Darussalam

Airline System User terminals only

Bulgaria

Amadeus Bulgaria
1, Bulgaria Square, 16th floor
1463 Sofia
Tel: +359 2 953 2386
Fax: +359 2 953 3257

Burkina Faso

See Central and West Africa

Cambodia

See Thailand

Cameroon

See Central and West Africa

Canada

Amadeus North America
6299 Airport Road, Suite 402
Mississauga, Ontario L4VIN3
Tel: +1 905 673 1919
Fax: +1 905 673 5858

Cape Verde

Airline System User terminals only

Cayman Islands

Airline System User terminals only

Central African Republic

See Central and West Africa

Central America and Caribbean

Amadeus Central America and Caribbean
9250 NW 36th Street - AC04
Miami, FL 33178
United States
Tel: +1 305 499 6603
Fax: +1 305 499 6616

Central and West Africa

2, Avenue Treiche Lapleine
B.P.V 228
Abidjan 01
Ivory Coast
Tel: +225 2031 2240
Fax: +225 2031 2250

Chad

See Central and West Africa

Chile

Amadeus Chile
Marchant Pereira 221- Piso 11
Providencia 6640590
Santiago de Chile
Tel: +56 2 340 1010
Fax: +56 2 209 4664

China

Amadeus China (Beijing service centre)
RM 415, Beijing Capital Times Square
No. 88 XiChang'An Ave
XiCheng District
100031 Beijing
Tel: +86 10 8391 5085/87
Fax: +86 10 8391 5247

Colombia
Savia Amadeus Colombia
Carrera 9 No 73-44, Piso 3
Bogotá, D.C.
Tel: +57 1 325 6464
Fax: +57 1 325 6464

Comoros
Airline System User terminals only

Congo
See Central and West Africa

Congo, Democratic Republic of
See Central and West Africa

Cook Islands
See New Zealand

Costa Rica
See Central America and Caribbean

Croatia
Amadeus Croatia
Trg Kralja Tomislava 9
HR-10000 Zagreb
Tel: +385 1 483 9555
Fax: +385 1 483 9444

Cuba
Airline System User terminals only

Cyprus
Amadeus Hellas Cyprus branch office
57, Makarios Ave
Niovi Court, Apt 702
1070 Nicosia
Tel: +357 2 237 4393
Fax: +357 2 237 7530

Czech Republic
Amadeus Marketing CSA s.r.o.
GESTIN CENTRUM
V Celnici 1040 / 5
110 00 Prague 1
Tel: + 420 2 3470 4321
Fax: + 420 2 3470 4311

Denmark
Amadeus Denmark A/S
(Amadeus Scandinavia AB)
Banestrøget 13
DK-2630 Taastrup
Tel: +45 4332 7500
Fax: +45 4371 7557

Djibouti
Airline System User terminals only

Dominica
See Central America and Caribbean

Dominican Republic
See Central America and Caribbean

Ecuador
Amadeus Ecuador
Cordova 1021 y Avda. 9 de Octubre
Edificio San Francisco 300
Piso 18 Oficina 1
Guayaquil
Tel: +593 4 256 9511
Fax: +593 4 256 9510

Egypt
Amadeus Egypt
6a, Ismail Mohamed Str.
Fifth floor, Apartment N.51
Zamalek-Cairo
Tel: +20 2 736 6466
Fax: +20 2 736 6464

El Salvador
See Central America and Caribbean

Equatorial Guinea
See Central and West Africa

Eritrea
Airline System User terminals only

Estonia
Amadeus Estonia
3A Tonismägi Str.
10119 Tallinn
Tel: +372 6 408 788
Fax: +372 6 408 799

Ethiopia
Airline System User terminals only

Falkland Islands
Airline System User terminals only

Faroe Islands
See Denmark

Fiji
See New Zealand

Finland
Amadeus Finland Oy
P.O. Box 278
FIN-00101 Helsinki
Tel. +358 10 773 7930
Fax +358 10 773 7985

France
Amadeus France
Le Seine Saint-Germain Bâtiment C
2-8 Avenue du Bas Meudon
F-92445 Issy les Moulineaux Cedex
Tel: +33 1 4133 8300
Fax: +33 1 4133 8383

French Guiana
See France

French Polynesia
Air Tahiti - Direction Commerciale
International Airport of Tahiti -B.P. 314
98713 Papeete, Tahiti
Tel: +689 864 011
Fax: +689 864 069

Gabon
Amadeus Gabon
BP 2206
Libreville
Tel: +241 779 093
Fax: +241 726 195

Gambia
See Amadeus Central and West Africa

Georgia
See Kazakhstan

Germany
Start Amadeus
Marienbader Platz 1
61348 Bad Homburg
Tel: +49 6172 91 0
Fax: +49 6172 91 1999

Ghana
Amadeus Ghana
CT 4817
Cantonments, Accra
Tel: +233 21 765 590
Fax: +233 21 775 799

Gibraltar
Airline System User terminals only

Greece
Amadeus Hellas
Sygrou Ave. 157
17121 N. Smyrni – Athens
Tel: +30 210 937 0558
Fax: +30 210 935 6873

Greenland
See Denmark

Grenada
See Central America and Caribbean

Guadeloupe
See France

Guam
Amadeus Guam
Commuter Terminal
Old International Airport
Tamuning, Guam 96911
Tel: +671 649 6304
Fax: +671 649 6301

Guatemala
See Central America and Caribbean

Guinea
See Central and West Africa

Guinea Bissau
See Central and West Africa

Guyana
See Venezuela

Haiti
See Central America and Caribbean

Honduras
See Central America and Caribbean

Hong Kong
Tictas System Automation Ltd.
13/F Chekiang First Bank Centre
1 Duddell Street
Central, Hong Kong
Tel: +852 2868 3377
Fax: +852 2810 0366

Hungary
Amadeus Magyarorszag kft
Vaci ut 110.
1133 Budapest
Tel: +36 1 239 1831
Fax: +36 1 239 1829

Iceland
Amadeus Iceland
Armuli 1, 4th floor
IS-108 Reykjavik
Tel: +354 568 6777
Fax: +354 568 6757

India
Amadeus India
D 4/4 Vasant Vihar
New Delhi - 110 057
Tel: +91 11 2615 9200
Fax: +91 11 2614 4161

Indonesia
Airline System User terminals only

Iran
Airline System User terminals only

Ireland
Amadeus Marketing Ireland
Suite 9 – 12
Morrison Chambers
32 Nassau Street, Dublin 2
Tel: +353 1 474 1907
Fax: +353 1 474 1909

Israel
Amadeus Israel
14 Ben Yehuda St
61264 Tel Aviv
Tel: +972 3 620 1515
Fax: +972 3 528 0070

Italy
Amadeus Italy
Via Solferino, 7
I-20121 Milano
Tel: +39 02 725 471
Fax: +39 02 8645 8449

Ivory Coast
See Central and West Africa

Jamaica
See Central America and Caribbean

Japan
Amadeus Japan
Ichiban-cho Tokyu Building 2F
21 Ichiban-cho Chiyoda-ku
Tokyo 102-0082
Tel: +81 3 5212 8660
Fax: +81 3 5212 8670

Jordan
Airline System User terminals only

Kazakhstan
Amadeus Representative Office in Kazakhstan
86, Gogol Street
Rooms 709, 712, 713
7th floor
480091 Almaty
Tel: +7 3272 507 255
Fax: +7 3272 507 062

Kenya
Airline System User terminals only

Kiribati
See Australia

Korea, Republic of
Topas
19th floor, Marine Center Building
51, Sogong-Dong, Chung-Ku
Seoul
Tel: +82 2 726 6822
Fax: +82 2 785 4869

Kuwait
Airline System User terminals only

Kyrgyzstan
See Kazakhstan

Laos
See Thailand

Latvia
Amadeus Latvija
18 Valnu Street (5th Floor)
LV-1050 Riga
Tel: +371 721 6830
Fax: +371 721 6833

Lebanon
Airline System User terminals only

Libya
Airline System User terminals only

Liechtenstein
See Switzerland

Lithuania
Amadeus Lietuva
Juozapaviciaus 6-2
2005 Vilnius
Tel: +370 272 6869

Luxembourg
Amadeus Benelux
Route d'Esch 188
L- 1471 Luxembourg
Tel: +352 2648 2211
Fax: +352 2648 2212

Macau
See Hong Kong

Macedonia
See Slovenia

Madagascar
Amadeus Madagascar
31, Av. de L'Independance
BP 437 ,Antananarivo 101
Tel: +261 20 222 2222
Fax: +261 20 222 5728

Malawi
Airline System User terminals only

Malaysia
Amadeus Malaysia
#15.01, Menara Dion
27, Jalan Sultan Ismael
50250 Kuala Lumpur
Tel: +60 3 2381 7711
Fax: +60 3 2381 7755

Maldives
See Sri Lanka

Mali
See Central and West Africa

Malta
Amadeus branch in Malta
4th Floor The Plaza Commercial Centre
Bisazza Street
Sliema SLM 15
Tel: + 356 2134 7460
Fax: + 356 2134 2609

Marshall Islands
See Northern Pacific

Martinique
See France

Mauritania
See Central and West Africa

Mauritius
Amadeus Mauritius
5 President John Kennedy St.
Port Louis
Tel: +230 207 7220
Fax: +230 202 3239

Mayotte
See France

Mexico
Amadeus México
Paseo de la Reforma, 265 - Piso 11
Colonia Cuauhtémoc
06500 México D.F.
Tel: +52 55 5242 0862
Fax: +52 55 5242 0899

Micronesia
See Northern Pacific

Moldova
See Ukraine

Monaco
See France

Mongolia
See China

Montserrat
See Central America and Caribbean

Morocco
Amadeus Maroc
7, Rue Naguib Mahfouz
Quartier Gauthier
20000 Casablanca
Tel: +212 22 489 800
Fax: +212 22 489 814

Mozambique
Airline System User terminals only

Myanmar
See Thailand

Namibia
Airline System User terminals only

Nepal
Amadeus India
Marco Polo Hotel
P.O. Box 2769
Kamal Pokhari
Kamaladi
Kathmandu
Tel: +977 1 422 873
Fax: +977 1 418 832

Netherlands
Amadeus Benelux
Opaallaan 1200
2132 LN Hoofddorp
The Netherlands
Tel: +31 23 554 1430
Fax: +31 23 562 4272

Netherlands Antilles
See Central America and Caribbean

New Caledonia
Amadeus Nouvelle Calédonie,
Immeuble "Le Surcouf"
41-43 rue Sébastopol, BP J4
98849 Nouméa Cedex
Tel: +687 258 865
Fax: +687 258 842

New Zealand
Amadeus New Zealand
Sequent House, Level 3
8-10 Whitaker Place
Auckland 1001
Tel: +64 9 978 4400
Fax: +64 9 978 4499

Nicaragua
See Central America and Caribbean

Niger
See Central and West Africa

Nigeria
Amadeus Nigeria
3rd Floor, Maku Plaza
109C Awolowo Road
Ikoyi, Lagos
P.O Box 53004 Ikoyi
Tel: +234 1 261 0817
Fax: +234 1 261 0817

Niue
See New Zealand

Norfolk Island
See Australia

Northern Mariana Islands
See Northern Pacific

Northern Pacific
Amadeus Northern Pacific
1600 Kapiolani Blvd,
Suite 1325,
Honolulu, HI 96814
United States

Norway
Amadeus Norway AS
(Amadeus Scandinavia AB)
Magnus Poulssons vei 7
NO-1366 Lysaker
Tel: +47 67 107 000
Fax: +47 67 107 001

Oman
See United Arab Emirates

Pakistan
Amadeus Pakistan
c/o Premier Aviation Services (PVT) LTD
8 Services Club Ext. Building
Mereweather Road
Karachi 75520
Tel: +92 21 565 2005
Fax: +92 21 567 4682

Palau Islands
See Northern Pacific

Palestine
Amadeus Palestine
P.O.Box: 898
H.S.B.C Building
Municipality Street, Ramallah
Tel: +972 2 298 9668
Fax: +972 2 296 1782

Panama
See Central America and Caribbean

Papua New Guinea
See New Zealand

Paraguay
Amadeus Paraguay
Luis Alberto Herrera 195, 3° Piso
Edificio Inter Express - Oficina 302
Asunción
Tel: +595 21 450 708
Fax: +595 21 450 707

Peru
Amadeus Perú
Víctor Andrés Belaunde 147
Edif. Real 5 - Torre 5 - Oficina 902
San Isidro, Lima 27
Tel: +51 1 222 6900
Fax: +51 1 222 2190

Philippines
Amadeus Philippines
15th Floor, 139 Corporate Center
139 Valero St., Salcedo Village
Makati City
Tel: +63 2 840 5121
Fax: +63 2 750 8062

Poland
Amadeus Polska SP.Z.O.O
ul. Ludwiki 4
PL-01-226 Warszawa
Tel: +48 22 862 4011
Fax: +48 22 862 4013

Portugal
Amadeus Portugal
Av. Defensores de Chaves, 15 3°C
1000-109 Lisboa
Tel: +351 21 351 3960
Fax: +351 21 352 2401

Puerto Rico
See Central America and Caribbean

Qatar
Amadeus Qatar
Al Darwish Engineering W.L.L. Building No. 94
"D" Ring Road - Road 250
Hassan Bin Thabit - Street 960
Doha
Tel: +974 466 7594
Fax: +974 466 3720

Reunion
See France

Romania
Amadeus Romania
10-12 Gheorghe Sontu Street
Sector 1
712643 Bucharest
Tel: +40 21 223 0357
Fax: +40 21 223 0360

Russian Federation
Amadeus Russia
Building 1
8/2 Miasnitsakaya St.
101000 Moscow
Tel: +7 095 797 9097
Fax: +7 095 797 9098

Rwanda
Airline System User terminals only

St. Kitts & Nevis
See Central America and Caribbean

St. Lucia
See Central America and Caribbean

St. Pierre et Miquelon
Airline System User terminals only

St. Vincent & The Grenadines
See Central America and Caribbean

Samoa
See New Zealand

San Marino
See Italy

São Tome and Principe
See Gabon

Saudi Arabia
Amadeus Middle East
Al Ballaa Building
Old Airport Road
Riyadh 11461
Tel: +966 1 291 4181 ext 291
Fax: +966 1 478 7972 / 476 3196 / 474 1601

Senegal
See Central and West Africa

Seychelles
See Mauritius

Sierra Leone
See Central and West Africa

Singapore
Amadeus Singapore
3 Phillip Street
#12-01/02/03 Commerce Point
Singapore 048693
Tel: +65 6 220 6866
Fax: +65 6 226 3233

Slovakia
See Czech Republic

Slovenia
Amadeus Slovenia
Dunajska, 122
SLO-1000 Ljubljana
Tel: +386 1 568 4483
Fax: +386 1 568 4514

Solomon Islands
See New Zealand

South Africa
Amadeus South Africa
Turnbery Office Park
Grosvenor Road
Bryanston, Sandton 2120
Tel: +27 11 548 7300
Fax: +27 11 548 7320

Spain
Savia Amadeus
Zona Industrial 2
La Muñoza, 28042 Madrid
Tel: +34 913 298 668
Fax: +34 913 298 619

Sri Lanka
Amadeus Lanka
Galadhari Hotel
64 Lotus Road
Colombo
Tel: +94 1 321 194
Fax: +94 75 342 007

Sudan
Amadeus Sudan
Street 11-6-Z East
Khartoum
Tel: +249 11 799 046/045
Fax: +249 11 799 041

Suriname
Airline System User terminals only

Svalbard and Jan Mayen
See Norway

Sweden
Amadeus Sweden AB
Amadeus Scandinavia AB
Gävlegatan 22
Box 6602
SE-113 84 Stockholm
Tel: +46 8 458 0500
Fax: +46 8 320 190

Switzerland
Amadeus Switzerland
Bahnhofstr. 98
CH-8001 Zürich
Tel: +41 1 217 9797
Fax: +41 1 217 9799

Syria
Airline System User terminals only

Taiwan
Amadeus Taiwan
2F, No.80, Sec1, Chien Kou N. Rd.
Taipei 104
Tel: +886 2 2518 0518
Fax: +886 2 2507 0190

Tajikistan
See Kazakhstan

Tanzania
Airline System User terminals only

Thailand
Amadeus Thailand
89, Vibhavadi Rangsit Road
Lardyao, Chatuchak
10900 Bangkok
Tel: +66 2 545 3333
Fax: +66 2 545 3857

Togo
See Ghana

Tonga
See New Zealand

Trinidad & Tobago
See Central America and Caribbean

Tunisia
Amadeus Tunisia
41bis, Avenue Louis Braille
Le Belvedere
1002 Tunis
Tel: +216 71 847 188
Fax: +216 71 848 414

Turkey
Amadeus Rezervasyon Dagitim Sistemleri A.S.
Muallim Naci Caddesi
N° 41 Kat 4
Ortaköy
34347 Istanbul
Tel: +90 212 236 4204
Fax: +90 212 236 5080

Turkmenistan
See Kazakhstan

Turks & Caicos
Airline System User terminals only

Uganda
Airline System User terminals only

Ukraine
Amadeus Ukraine
36, Vorovskogo Street
01054 Kiev
Tel: +380 44 246 8242
Fax: +380 44 246 8173

United Arab Emirates
Amadeus Gulf
Al Khazna Bldg, Najda Rd, Abu Dhabi
PO Box 46969
Abu Dhabi
Tel: +971 2 671 2712
Fax: +971 2 671 3713

United Kingdom
Amadeus UK
The Web House
106 High Street
Crawley
West Sussex RH10 1BF
Tel: +44 870 990 9199
Fax: +44 870 990 9299

United States
Amadeus North America
9250 NW 36th Street
Miami, FL 33178
Tel: +1 305 499 6000
Fax: +1 305 499 6907

Uruguay
Amadeus Uruguay
Edificio Plaza Mayor
Calle Plaza Independencia
3° Piso, Oficina 308
Montevideo
Tel: +598 2 902 7568

Uzbekistan
See Kazakhstan

US Virgin Islands
See Central America and Caribbean

Vanuatu
Airline System User terminals only

Venezuela
Amadeus Venezuela
Av. Tamanaco, Torre Nord
Piso 7
El Rosal
Caracas 1060
Tel: +58 212 953 8633
Fax: +58 212 952 2961

Vietnam
Airline System User terminals only

Wallis and Futuna
Airline System User terminals only

Western Sahara
See Morocco

Yemen
Airline System User terminals only

Yugoslavia
Amadeus Yugoslavia
Bulevar Umetnosti 16 B
P.O. Box: 012
YU-11150 Belgrade
Tel: +381 11 147 316
Fax: +381 11 147 928

Zambia
Airline System User terminals only

Zimbabwe
Amadeus Zimbabwe
2nd Floor, Travel Plaza
29 Mazoe Ave
Harare
Tel: +263 4 793 530/1/2/3
Fax: +263 4 793 540

Project Management: Grupo Albión Asesores de Comunicación, S.A. – www.grupoalbion.net
Design, photography and production management: 3ddb design communication consultancy – www.3ddb.net
Published by: Corporate and Marketing Communication, Amadeus Global Travel Distribution SA

Depósito Legal: M-24395-2003

amadeus

www.amadeus.com

Amadeus Global Travel Distribution SA
Salvador de Madariaga 1
28027 Madrid
Spain

Corporate & Marketing Communication
Tel: +34 915 820 160
Fax: +34 915 820 188
e-mail: info@amadeus.net

Investor Relations
Tel: +34 915 821 538
Fax: +34 915 820 144
e-mail: ir@amadeus.net

SEC
Reference No. 82-5173



Financial Information 2002

amadeus

FINANCIAL INFORMATION 2002

Enclosures:

- Auditors´Report and Consolidated Financial Statements prepared in accordance with IAS (Balance Sheet, Statement of Income and Notes to the Financial Statements) for the year ended as of December 31, 2002.

- Auditors´Report, Consolidated Annual Accounts prepared in accordance with Spanish GAAP and Director´s Report for the year ended as of December 31, 2002.

- Auditors´Report, Statutory Annual Accounts prepared in accordance with Spanish GAAP and Director´s Report for the year ended as of December 31, 2002.

- Report on Agreed-Upon Procedures with respect to the reconciliation of the consolidated shareholders´ equity and net income prepared in accordance with IAS and those prepared in accordance with Spanish GAAP for the year ended as of December 31, 2002.

****

Amadeus Global Travel Distribution, S.A

Consolidated Financial Statements
for the years ended December 31, 2002
and 2001 prepared in accordance with
International Accounting Standards

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have audited the accompanying consolidated balance sheets of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our audit.

We conducted our audits in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2002 and 2001 and the results of its operations, the changes in shareholders' equity and its cash flows for the years then ended in accordance with International Accounting Standards.

DELOITTE & TOUCHE S.A.

F. Javier Peris Álvarez

March 31, 2003

DELOITTE & TOUCHE, S.A.
MIEMBRO EJERCIENTE
INSTITUTO DE AUDITORES CENSORES JURADOS DE CUENTAS DE ESPAÑA
2003 A1-001618
AÑO Nº
67,00 eu.
IMPORTE COLEGIAL

R.O.A.C. nº S0565
MADRID

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS

	2002	2001
Current assets		
Cash and cash equivalents (Note 21)	18,302	18,611
Accounts receivable, net (Note 4)	167,176	139,459
Accounts receivable – affiliates, net (Notes 4 and 14)	60,106	57,039
Loans receivable and advances – affiliates (Note 14)	143	4,573
Taxes receivable	55,362	37,642
Prepayments and other current assets	66,486	42,066
Total current assets	367,575	299,390
Tangible assets (Note 5)		
Land and buildings	129,355	129,329
Data processing hardware and software	410,471	381,567
Other	116,019	109,645
	655,845	620,541
Less accumulated depreciation	378,987	334,154
Net tangible assets	276,858	286,387
Intangible assets (Note 6)		
Patents, trademarks and licenses	82,797	81,493
Software development projects	269,809	213,609
Purchased contracts	260,480	255,717
Goodwill	225,680	157,467
Other	15,989	14,429
	854,755	722,715
Less accumulated amortization	384,148	299,458
Net intangible assets	470,607	423,257
Deferred income taxes (Note 19)	200,805	183,221
Loans receivable – affiliates (Note 14)	2,813	13,015
Investments in associates (Note 7)	124,153	148,081
Other long-term investments, net (Note 7)	38,278	38,592
Total other non-current assets	366,049	382,909
Total non-current assets	1,113,514	1,092,553
Total assets	1,481,089	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities		
Accounts payable, net (Note 4)	229,585	191,447
Accounts payable – affiliates, net (Note 4 and 14)	31,128	31,933
Debt payable within one year (Note 10)	67,615	220,723
Current obligations under finance leases (Note 11)	8,085	10,019
Income taxes payable	11,147	6,474
Other current liabilities	77,598	68,263
Total current liabilities	425,158	528,859
Long-term liabilities		
Long-term debt (Note 10)	140,801	36,906
Obligations under finance leases (Note 11)	109,960	116,310
Deferred income taxes payable (Note 19)	110,262	74,155
Other long-term liabilities (Note 12)	71,541	43,877
Total long-term liabilities	432,564	271,248
Minority interests	1,027	-
Shareholders' equity (Note 13)		
Share capital	27,898	27,898
Additional paid-in capital	373,195	438,137
Treasury shares and other similar equity instruments	(128,050)	(51,592)
Retained earnings	367,026	177,905
Cumulative translation adjustments	(17,729)	(512)
Total shareholders' equity	622,340	591,836
Total liabilities and shareholders' equity	1,481,089	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2002	2001
Revenue (Note 15)	1,856,320	1,785,124
Cost of sales	1,470,854	1,417,628
Gross profit	385,466	367,496
Selling, general and administrative expenses	78,020	102,553
Operating income	307,446	264,943
Other income (expense)		
Interest expense, net (Note 17)	(19,370)	(24,333)
Exchange gains (losses)	(174)	(193)
Other income (expense), net	13,137	16,507
Income before income taxes	301,039	256,924
Income tax (Note 19)	115,820	100,086
Income after taxes	185,219	156,838
Equity in income (losses) from associates	(22,671)	(19,703)
Equity in income (losses) from discontinuing operations of associates (Note 9)	(15,468)	(4,412)
Minority interests	7	-
Net income	147,087	132,723

Basic earnings per class "A" share, in EURs (Note 20)	0.26	0.23
Basic earnings per class "B" share, in EURs (Note 20)	-	-
Diluted earnings per class "A" share, in EURs (Note 20)	0.25	0.23
Diluted earnings per class "B" share, in EURs (Note 20)	-	-

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, (EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2002	2001
Cash flows from operating activities		
Operating income	307,446	264,943
Adjustments for:		
Depreciation and amortization	183,915	157,777
Operating income before changes in working capital:	491,361	422,720
Accounts receivable	(23,886)	8,475
Taxes receivable	(3,441)	(5,355)
Other current assets	8,190	(4,272)
Accounts payable	32,029	(14,201)
Other current liabilities	(7,207)	5,746
Other long-term liabilities	4,321	19,920
Cash provided from operating activities	501,367	433,033
Taxes paid	(77,374)	(74,361)
Net cash provided from operating activities	423,993	358,672
Cash flows from investing activities		
Additions to tangible assets	(75,407)	(83,568)
Additions to intangible assets	(89,797)	(131,520)
Investment in subsidiaries and associates	(91,847)	(40,163)
Interest received	3,388	2,835
Sundry investments and deposits	(3,700)	(9,076)
Acquisition of Treasury shares	(73,098)	-
Disposals of Treasury shares	3,917	329
Loans to third parties	(1,661)	(3,820)
Loans to affiliates	(17,430)	(10,619)
Cash proceeds collected/(paid) - derivative agreements	20,004	(37,714)
Disposals of sundry investments	834	19,895
Dividends received	10,819	6,678
Proceeds obtained from disposal of fixed assets	7,487	7,233
Net cash used in investing activities	(306,491)	(279,510)
Cash flows from financing activities		
Proceeds from borrowings	308,211	300,447
Repayments of borrowings	(356,257)	(305,537)
Interest paid	(21,440)	(28,963)
Redemption of class "B" shares	-	(554)
Dividends paid	(37,999)	(52,177)
Payments of finance lease liabilities	(11,430)	(12,410)
Net cash used in financing activities	(118,915)	(99,194)
Effect of exchange rate changes on cash and cash equivalents	1,104	(278)
Net increase / (decrease) in cash and cash equivalents	(309)	(20,310)
Cash and cash equivalents at beginning of period	18,611	38,921
Cash and cash equivalents at end of period	18,302	18,611

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments	-	-	-	(203)	(5,948)	(6,151)
Other gains (losses)	-	-	-	-	5,086	5,086
Gains (losses) not recognized in the statement of income	-	-	-	(203)	(862)	(1,065)
(Acquisitions) / disposals of Treasury shares, net	-	3,026	2,913	(2,913)	-	3,026
Redemption of class "B" shares	(5,539)	-	-	4,984	-	(555)
Equity swap transactions	-	-	(18,780)	-	-	(18,780)
Net income for the period	-	-	-	132,723	-	132,723
Balance as of December 31, 2001	27,898	438,137	(51,592)	177,905	(512)	591,836
Accounting for financial instruments	-	1,505	-	10,644	13,629	25,778
Other gains (losses)	-	-	-	2,531	(30,846)	(28,315)
Gains (losses) not recognized in the statement of income	-	1,505	-	13,175	(17,217)	(2,537)
(Acquisitions) / disposals of Treasury shares, net	-	(66,447)	(66,858)	66,858	-	(66,447)
Equity swap transactions	-	-	(9,600)	-	-	(9,600)
Dividends	-	-	-	(37,999)	-	(37,999)
Net income for the period	-	-	-	147,087	-	147,087
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. Activity

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 13.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Below is a summary of the consolidated Group companies as of December 31, 2002 and 2001:

Company	Country of incorporation	Percentage of participation as of December 31 (2)	
		2002	2001
Fully consolidated companies			
Amadeus America, S.A.	Argentina	100.0%	100.0%
Amadeus Argentina, S.A.	Argentina	80.0%	80.0%
Amadeus Asia, Ltd.	Thailand	100.0%	100.0%
Amadeus Austria Marketing GmbH	Austria	100.0%	100.0%
Amadeus Benelux, N.V.	Belgium	100.0%	100.0%
Amadeus Bolivia SRL	Bolivia	100.0%	-
Amadeus Central and West Africa S.A.	Ivory Coast	100.0%	100.0%
Amadeus Data Processing GmbH	Germany	100.0%	100.0%
Amadeus Denmark A/S. (7)	Denmark	100.0%	5.0%
Amadeus GDS LLP	Kazakhstan	100.0%	-
Amadeus GDS (Malaysia) Sdn. Bhd.	Malaysia	100.0%	100.0%
Amadeus GDS Singapore Pte. Ltd.	Singapore	100.0%	100.0%
AMADEUSGLOBAL Ecuador, S.A.	Ecuador	100.0%	100.0%
Amadeus Global Travel Distribution, S.A.	Spain	N/A	N/A
Amadeus Global Travel Israel Ltd.	Israel	90.0%	90.0%
Amadeus GTD Australia Pty. Ltd.	Australia	100.0%	100.0%
Amadeus Hellas, S.A.	Greece	100.0%	100.0%
Amadeus Magyarország Kft (Ltd.)	Hungary	100.0%	100.0%
Amadeus Marketing (Ghana), Ltd.	Ghana	100.0%	100.0%
Amadeus Marketing Ireland Ltd.	Ireland	100.0%	100.0%
Amadeus Marketing Italia, S.P.A.	Italy	100.0%	100.0%
Amadeus Marketing Nigeria Ltd.	Nigeria	100.0%	100.0%
Amadeus Marketing Philippines, Inc.	Philippines	100.0%	100.0%
Amadeus Marketing Schweiz, A.G.	Switzerland	100.0%	100.0%
Amadeus Marketing (U.K.), Ltd.	U.K.	100.0%	100.0%
Amadeus NMC Holding, Inc.	U.S.A.	100.0%	100.0%
Amadeus North America LLC. (1)	U.S.A.	100.0%	100.0%
Amadeus Norway, AS. (7)	Norway	100.0%	5.0%
Amadeus Paraguay, S.R.L.	Paraguay	100.0%	100.0%
Amadeus Perú, S.A.	Peru	100.0%	100.0%
Amadeus Polska Sp.zo.o.	Poland	75.5%	75.5%
Amadeus Receptionsservice AB (7)	Sweden	100.0%	5.0%
Amadeus Rezervasyon Dagitim Sistemleri A.S.	Turkey	100.0%	100.0%
Amadeus s.a.s	France	100.0%	100.0%
Amadeus Scandinavia AB	Sweden	100.0%	5.0%
Amadeus Services Ltd.	U.K.	100.0%	100.0%
Amadeus Services Asia-Pacific Pty. Ltd.	Australia	100.0%	100.0%
Amadeus Sweden AB. (7)	Sweden	78.25%	3.9%
Americs AB (7)	Sweden	100.0%	5.0%
CRS Amadeus America, S.A.	Uruguay	100.0%	100.0%
e-Travel, Inc. (1)	U.S.A.	100.0%	100.0%
Eviaggi.com S.P.A.	Italy	100.0%	100.0%
ICSA-T Australia Pty. Ltd. (6)	Australia	100.0%	44.0%
ICSA-T France S.A.R.L. (6)	France	100.0%	44.0%
ICSA-T India Pvt Ltd (6)	India	75.0%	33.0%
ICSA-T Holding Inc. (6)	U.S.A.	100.0%	44.0%
ICSA-T US LLC (1) (3) (6)	U.S.A.	100.0%	71.5%
ICSA-T N.V. (4)	Belgium	100.0%	44.0%
ICSA-T Scandinavia AB (6)	Sweden	100.0%	44.0%
ICSA-T Travel Software GmbH (6)	Switzerland	100.0%	44.0%

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Company	Country of incorporation	Percentage of participation as of December 31 (2)	
		2002	2001
Fully consolidated companies (continued)			
ICSA-T UK Ltd (6)	U.K.	100.0%	44.0%
NMC Eastern European CRS, B.V.	The Netherlands	100.0%	100.0%
Sistemas de Reservaciones CRS de Venezuela, C.A.	Venezuela	100.0%	100.0%
SMART Amadeus SIA. (7)	Latvia	100.0%	9.75%
SMART Amadeus UAB. (7)	Lithuania	100.0%	9.75%
Vacation.com, Inc. (1)	U.S.A.	100.0%	100.0%
Companies consolidated under the equity method			
1Travel.com Inc. (1)	U.S.A.	38.9%	27.5%
AlphaNet BBVA. (6)	Belgium	28.0%	3.6%
Amadeus Algerie, S.A.R.L.	Algeria	40.0%	-
Amadeus Bulgaria Ltd.	Bulgaria	49.0%	49.0%
Amadeus Brasil Ltda.	Brazil	34.0%	34.0%
Amadeus France, S.N.C.	France	34.0%	34.0%
Amadeus Marketing CSA, s.r.o.	Czech Rep.	35.0%	35.0%
Amadeus Maroc, S.A.S.	Morocco	30.0%	30.0%
Amadeus Qatar W.L.L.	Qatar	40.0%	40.0%
Amadeus Sudani, Co.Ltd.	Sudan	40.0%	-
Amadeus Tunisie S.A.	Tunisia	30.0%	5.0%
Atinera LLC (1) (5)	U.S.A.	50.0%	50.0%
ITA (Internet Travel Agent Inc.) (1)	U.S.A.	22.3%	22.3%
Red Universal de Marketing y Booking On Line, S.A. ("RUMBO")	Spain	50.0%	50.0%
Sistemas Automatizados de Agencias de Viajes, S.A. ("SAVIA")	Spain	34.0%	34.0%
Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia	Colombia	50.0%	-
Start Amadeus GmbH	Germany	34.0%	34.0%
Stellar Access. Inc. (1) (5)	U.S.A	20.0%	20.0%
Topas Co. Ltd.	South Korea	32.0%	32.0%
Travel.com.au Ltd.	Australia	19.2%	19.9%
Travellink AB	Sweden	25.0%	25.0%
Vivacances S.A.	France	50.0%	-

(1) The participation in these companies is held through Amadeus NMC Holding, Inc.
(2) In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(3) The Company's investment in ICSA-T LLC is an indirect economic interest of 49%, through Amadeus NMC Holding Inc. and the remaining 51% via ICSA-T N.V.
(4) The Company's investment in ICSA-T N.V. is a direct economic interest of 90% and a total economic interest of 100% via its participation in Amadeus Scandinavia.
(5) This company has ceased operations in 2002.
(6) The participation in these companies is held through ICSA-T NV.
(7) The participation in these companies is held through Amadeus Scandinavia AB.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

2. Basis of presentation and comparability of the information included in the consolidated financial statements

a) Basis of presentation

i) General Information

The consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS"). These financial statements have been authorized for issue by the Board of Directors of the Company on March 31, 2003. Certain amounts for the prior period have been reclassified to conform with 2002 presentation.

ii) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of December 31, 2002 and 2001, consolidated annual accounts under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IAS as of December 31, 2002 by approximately EURs 169.5 million and the net income reflected under Spanish GAAP is lower than the net income under IAS for the year ended December 31, 2002 by approximately EURs 62.3 million. As of and for the year ended December 31, 2001 these differences were approximately EURs 170 million and EURs 40.3 million, respectively. The main differences as of and for the years ended December 31, 2002 and 2001 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

iii) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

b) Comparison of information

For comparative purposes, the Group presents, together with the amounts included in the balance sheet, the statements of income, cash flow and changes in shareholders' equity, and the explanatory notes as of and for the year ended December 31, 2002, those as of and for the year ended December 31, 2001.

c) Changes in the consolidation scope

Note 1 presents the main changes in the companies which were consolidated by the Group during 2002 and 2001, as well as the consolidation method used in each case.

3. Accounting principles.

The main accounting principles used in the consolidated financial statements are as follows:

a) Principles of consolidation

The consolidated financial statements include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) and joint-ventures have been accounted for using the equity method.

b) Foreign currency transactions

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

c) Currency translation

The financial statements of the individual Group companies are denominated in each company's local currency. For consolidation purposes: the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital, and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in associates, are shown together as a separate component of shareholders' equity in the "cumulative translation adjustments" caption. In the case of translation differences related to minority interests, these are included in the minority interests caption of the balance sheet.

d) Related parties

The Group considers its significant shareholders or affiliates, associates and members of the Board of Directors to be related parties.

e) Cash equivalents

Cash equivalents generally consist of certificates of deposit, time deposits, commercial paper, short-term government obligations and other money market instruments. Such investments are stated at cost, which approximates fair value.

f) Tangible assets

Tangible assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

	Years
Buildings	50
Data processing hardware and software	2 - 5
Other	3 - 20

Repairs and renewals are charged to income when the expenditure is incurred.

Leased tangible assets, where the Group assumes substantially all the risks and benefits of ownership, are capitalized and the present value of the related lease payments is recorded as a liability. Each lease payment is allocated between the liability and interest expense based on a constant rate of interest on the principal outstanding. The capitalized leased assets are depreciated applying the straight-line method over the above-mentioned useful lives.

Operating lease payments are charged to income as incurred over the term of the lease.

g) Intangible assets include the following

- Patents, trademarks and licenses, include the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3-10 years.

- Software development projects, including e-commerce related development activities, are software applications developed by the Group which are capitalized once technical feasibility is established and where it is reasonably anticipated that the costs will be recovered through future activities or benefit future periods. These projects are being amortized applying the straight-line method over 3-5 years. Software maintenance costs are charged to expense as incurred.

- Purchased contracts represent the acquisition costs of contracts that give the Group the right to bill for future services as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

- Goodwill or negative goodwill represent the excess or deficit when comparing the purchase price to the fair value of the net assets acquired and are amortized applying the straight-line method over 4-10 years. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group's business. The excess/default of purchase price corresponding to investments in associates is included within long-term investments and the corresponding amortization expenses are included in the equity in income (losses) from associates caption of the statement of income. When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date. Any subsequent adjustments to the estimated amount of deferred consideration are applied as a cumulative adjustment to goodwill in the period of the change in estimate and recorded against the "Other long-term liabilities" caption.

- Other intangible assets are amortized on a straight-line basis over 3-5 years.

Amortization expenses related to intangible assets are included in the cost of sales and selling, general and administrative expense captions of the statement of income.

h) Impairment of non-current assets

The Group evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

i) Pension and other post-retirement obligations

The Group operates a number of defined benefit and defined contribution pension plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method, the cost of providing pensions for which no insurance contract exists is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates which have terms to maturity approximating the terms of the related liability. All gains and losses from changes in actuarial assumptions are spread forward over the average remaining service lives of employees. When the excess of the unfunded accumulated benefit obligation over the underlying pension plan assets and accrued pension plan liabilities exceeds 10% of the underlying liability, this difference is recorded as a minimum pension liability with a corresponding charge recorded in retained earnings. The Group's contributions to the defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

j) Capital issuance costs

Expenses incurred in connection with the increases in capital are applied as a reduction to the proceeds received in the additional paid-in capital caption of the balance sheet.

k) Treasury shares

Treasury shares held by the Group are reported as a reduction in shareholders' equity. The gain or loss on disposal of these shares is registered in additional paid-in capital.

l) Revenue recognition

The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the end consumer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

m) Stock incentive plans

The Group accounts for its obligations under stock incentive plans as follows:

- Compensation expense is recognised for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

- Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

n) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage (see g, above). The amount of research and development costs which has been expensed for the years ended December 31, 2002 and 2001 were KEURs 68,010 and KEURs 55,006, respectively.

o) Financial instruments

i) Currency and interest rate related derivatives

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. All of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

- Cash flow hedges: Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings until the committed or forecasted transaction occurs, at which point they will be reclassified to the statement of income in the "Revenue" caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
- Hedges of the net investment in a foreign entity: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
- No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

ii) Equity related instruments

The Group has issued warrants (call options sold) of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at fair value, with unrealized gains or losses recorded in the statement of income. Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are considered to be equity instruments and are stated at fair value being recorded as additional paid-in capital, with no subsequent recognition of movements in fair value.

Equity swap agreements (contracts to buy shares of the Company in future periods), entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued as described above, are treated as:

- Derivative financial instruments, when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income.

- Equity instruments: When there is no interim cash settlement feature, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values with unrealized gains or losses recorded in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

Additionally, investments in companies over which the Group does not have significant influence or control are recorded as available for sale investments and measured at their fair values. Unrealized gains or losses are included in the statement of changes in shareholders' equity, with realized gains or losses being recognized in the statement of income. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at amortized cost.

p) Income taxes

The income tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured.

Tax credits for investments in subsidiaries and associates are applied to reduce the amount of the investment when there is an increase in the percentage of ownership. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

q) Earnings per share

The Group calculates basic earnings per share using the weighted average number of shares outstanding during the period. The calculation of diluted earnings per share also includes the dilutive effect of the weighted average warrants, stock grants and stock options outstanding during the period.

4. Allowances – accounts receivable/payable

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2002 in the amount of KEURs 75,178; and the Group provided for the related reduction in accounts payable for distribution fees as of December 31, 2002 in the amount of KEURs 38,664. As of December 31, 2001 the related allowances amounted to KEURs 64,539 against accounts receivable and KEURs 32,770 as a reduction in accounts payable.

The Group provided for potentially uncollectible accounts receivable as of December 31, 2002 in the amount of KEURs 43,065; and as of December 31, 2001 in the amount of KEURs 41,503.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. Tangible assets

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under tangible assets are as follows:

Cost	Land & buildings	Data processing hardware & software	Other	Total
Balance as of December 31, 2000	128,961	330,866	97,458	557,285
Additions	114	67,987	15,942	84,043
Additions due to acquisitions of subsidiaries	-	3,793	400	4,193
Retirements and disposals	-	(22,854)	(3,251)	(26,105)
Transfers	254	849	(1,319)	(216)
Exchange rate adjustments	-	926	415	1,341
Balance as of December 31, 2001	129,329	381,567	109,645	620,541
Additions	26	65,483	13,044	78,553
Additions due to acquisitions of subsidiaries	-	846	1,309	2,155
Retirements and disposals	-	(19,241)	(3,527)	(22,768)
Transfers	-	106	(347)	(241)
Exchange rate adjustments	-	(18,290)	(4,105)	(22,395)
Balance as of December 31, 2002	129,355	410,471	116,019	655,845
Accumulated depreciation				
Balance as of December 31, 2000	22,147	205,370	48,689	276,206
Additions	2,444	61,355	12,717	76,516
Retirements and disposals	-	(17,806)	(2,298)	(20,104)
Transfers	(115)	(111)	224	(2)
Exchange rate adjustments	-	1,347	191	1,538
Balance as of December 31, 2001	24,476	250,155	59,523	334,154
Additions	2,451	65,536	9,714	77,701
Retirements and disposals	-	(16,370)	(2,734)	(19,104)
Transfers	-	1,600	(1,690)	(90)
Exchange rate adjustments	1	(11,479)	(2,196)	(13,674)
Balance as of December 31, 2002	26,928	289,442	62,617	378,987
Net book value as of December 31, 2000	106,814	125,496	48,769	281,079
Net book value as of December 31, 2001	104,853	131,412	50,122	286,387
Net book value as of December 31, 2002	102,427	121,029	53,402	276,858

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The Other caption includes building installations, furniture and fittings and miscellaneous.

As of December 31, 2002 fully depreciated items amount to KEURs 90,644 (KEURs 80,030 at December 31, 2001).

The additions to accumulated depreciation of hardware for 2002 include KEURs 1,092 due to the write down of certain software development projects related to the leisure travel industry.

Leased assets included in the aforementioned numbers are as follows:

	December 31,	
	2002	2001
Land & buildings		
Cost	126,396	126,396
Less accumulated depreciation	26,570	24,178
Net book value	99,826	102,218
Data processing hardware & software		
Cost	10,992	21,196
Less accumulated depreciation	8,834	18,250
Net book value	2,158	2,946
Other		
Cost	40,402	39,253
Less accumulated depreciation	25,672	23,541
Net book value	14,730	15,712
Total		
Cost	177,790	186,845
Less accumulated depreciation	61,076	65,969
Net book value	116,714	120,876

The depreciation related to assets acquired under finance leases, for the years ended December 31, 2002 and December 31, 2001, was KEURs 7,208 and KEURs 10,615, respectively. The acquisitions of tangible assets under finance leases were KEURs 3,932 and KEURs 475 for the years ended December 31, 2002 and 2001, respectively.

As of December 31, 2002 and 2001, assets under construction of KEURs 152 and KEURs 1,554 were included in land and buildings, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. Intangible assets

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under intangible assets are as follows:

Cost	Patents, trademarks & licenses	Software development projects	Purchased contracts	Goodwill	Other	Total
Balance as of December 31, 2000	83,578	133,476	202,720	137,887	12,444	570,105
Additions	221	74,608	54,371	12,559	1,894	143,653
Additions due to acquisitions of subsidiaries	6,403	6,922	3,290	-	134	16,749
Retirements and disposals	(8,883)	(2,748)	(7,282)	-	(5)	(18,918)
Transfers	170	39	-	(602)	3	(390)
Exchange rate adjustments	4	1,312	2,618	7,623	(41)	11,516
Balance as of December 31, 2001	81,493	213,609	255,717	157,467	14,429	722,715
Additions	2,287	57,594	26,029	88,968	1,749	176,627
Additions due to acquisitions of subsidiaries	16	3,791	-	-	-	3,807
Retirements and disposals	(1)	(226)	(13,710)	(22)	(70)	(14,029)
Transfers	-	227	2,777	1,833	13	4,850
Exchange rate adjustments	(998)	(5,186)	(10,333)	(22,566)	(132)	(39,215)
Balance as of December 31, 2002	82,797	269,809	260,480	225,680	15,989	854,755
Accumulated amortization						
Balance as of December 31, 2000	25,733	50,687	83,449	48,372	10,115	218,356
Additions	10,477	26,160	33,159	13,155	2,408	85,359
Retirements and disposals	(883)	(1,301)	(6,054)	-	(1)	(8,239)
Transfers	-	-	-	-	-	-
Exchange rate adjustments	10	378	1,231	2,368	(5)	3,982
Balance as of December 31, 2001	35,337	75,924	111,785	63,895	12,517	299,458
Additions	11,666	38,323	42,850	14,919	1,042	108,800
Retirements and disposals	(1)	-	(10,338)	(22)	(36)	(10,397)
Transfers	-	78	-	3,266	11	3,355
Exchange rate adjustments	(281)	(2,080)	(5,330)	(9,307)	(70)	(17,068)
Balance as of December 31, 2002	46,721	112,245	138,967	72,751	13,464	384,148
Net book value as of December 31, 2000	57,845	82,789	119,271	89,515	2,329	351,749
Net book value as of December 31, 2001	46,156	137,685	143,932	93,572	1,912	423,257
Net book value as of December 31, 2002	36,076	157,564	121,513	152,929	2,525	470,607

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The increase in software development projects during the years 2001 and 2002 is mainly due to capitalization of software for IT services as well as on-going investments in the traditional and e-commerce areas. The increase in purchased contracts is primarily due to signing bonuses paid to travel agencies and capitalization of costs related to IT services contracts.The increase in goodwill during the year 2002 is mainly due to the acquisition of the subsidiary Amadeus Scandinavia AB.

As of December 31, 2002 fully amortized items amount to KEURs 102,612 (KEURs 60,939 at December 31, 2001).

The additions to accumulated amortization of software for 2002 include KEURs 6,819 due to the write down of certain software development projects related to the leisure travel industry.

As of December 31, 2002 assets under construction of KEURs 878 were included in liscenses. There were no such assets as of December 31, 2001.

7. Investments in associates and other long-term investments

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under investments in associates and long-term investments are as follows:

	Investments in associates	Other long-term investments	Total
Balance at December 31, 2000	165,680	16,201	181,881
Additions	14,519	33,089	47,608
Decreases	(72)	(24,197)	(24,269)
Share of associates' results	(24,878)	-	(24,878)
Dividends received	(6,678)	-	(6,678)
Transfers	(22)	(4,407)	(4,429)
Re-measurement to fair value of investments	-	17,405	17,405
Exchange rate adjustments	(468)	501	33
Balance at December 31, 2001	148,081	38,592	186,673
Additions	15,040	17,312	32,352
Additions due to acquisitions	-	3,374	3,374
Decreases	-	(10,515)	(10,515)
Share of associates' results	(45,590)	-	(45,590)
Dividends received	(10,820)	-	(10,820)
Transfers	26,376	(5,128)	21,248
Re-measurement to fair value of investments	-	(3,400)	(3,400)
Exchange rate adjustments	(8,934)	(1,957)	(10,891)
Balance at December 31, 2002	124,153	38,278	162,431

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The "Share of associates' results" caption in the table above includes the impact of discontinued operations (see Note 9) and excludes the impact of taxes payable at the respective shareholder level. The transfer caption for investments in associates in 2002 in the table above includes a reclassification for provision of loans related to discontinued operations and the impact of acquiring controlling interests in associates.

8. *New investments in subsidiaries and associates*

a) During the year ended December 31, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)
- 50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)
- 25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)
- 95% interest in the group Smart AB (renamed Amadeus Scandinavia AB, total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this group, SMART Sverige AB (the Swedish NMC, now renamed Amadeus Sweden AB), has a minority participation by the Swedish Government Railway Company of 21.75%
- 56% interest in ICSA-T N.V. group (10% via the SMART AB acquisition, total interest 100%)
- 50% interest in Vivacances S.A.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in the NMC Amadeus Argelie S.A.R.L.
- 40% interest in Amadeus Sudani, Co.Ltd.

iii) Capital increases

- Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.
- Amadeus GTD Australia Pty. Ltd.
- Amadeus Rezervasyon Dagitim Sistemleri A.S.
- Eviaggi.com S.P.A.
- Amadeus Data Processing GmbH

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	89,149
Conversion of debt to equity	15,639
Deferred purchase consideration (see Note 12)	27,473
Cash acquired	27,371
Tax credits arising from investment	(34,270)
Equity in net assets acquired	(34,714)
Goodwill and excess purchase price	90,648

b) During the year ended December 31, 2001 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 25% interest in Travellink, AB
- 40% interest in the creation of Amadeus Qatar W.L.L.
- 100% interest in e-Travel, Inc.
- Acquisition of the remaining 50% of Eviaggi.com S.p.a.

ii) Newly created companies:

- 100% interest in Amadeus Marketing Ireland, Ltd.
- 100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia).
- 100% interest in Amadeus Marketing Nigeria.
- 100% interest in Amadeus Central and West Africa, S.A.

iii) Capital increases

- Amadeus Reservasyon Dagitim Sistemlery A.S. (Turkey).
- Amadeus Hellas, S.A.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	40,163
Cash acquired	1,001
Equity in net assets acquired	(27,554)
Goodwill and excess purchase price	13,610

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. Discontinued operations

On December 9, 2002, the discontinuance of operations of Atinera Llc, an associate company for software development based in the U.S.A, was announced under a formal plan previously approved by its Board of Directors on December 6, 2002. The plan is expected to be completed during 2003.

A detail of the financial statement impact of this discontinued operation as of and for the years ended December 31, is as follows:

	2002	2001
Assets		
Investments in associates	-	4,134
Loans receivable - affiliates	-	4,556
	-	8,690
Statement of Income		
Equity in income (losses) from discontinuing operations of associates		
Before income tax	(22,812)	(7,089)
Income tax	7,344	2,677
Net income (loss)	(15,468)	(4,412)
Statement of Cash-Flows		
Cash-flows from investing activities		
Loans to affiliates	(10,097)	(4,556)

The net income impact disclosed above includes all expected closure costs. No significant gains or losses on disposal are expected in the future.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

10. Current and long-term debt

The breakdown of amounts owed to financial institutions, by maturity, is as follows as of December, 31:

	2002	2001
Syndicated loans – short-term	40,000	170,000
Other credit facilities	27,615	50,723
Total short-term debt	67,615	220,723
Syndicated loans – long-term	140,000	35,000
Other	801	1,906
Total long-term debt	140,801	36,906
Total debt	208,416	257,629

The Group has two syndicated loans as of December 31, 2002 which are under KEURs 341,829 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2002 and 2001, the total unused amounts available under these facilities is of KEURs 461,829 and KEURs 270,000, respectively. The interest rates for the drawdowns on these loans ranged from 3.35% - 4.11% for the year ended December 31, 2002 and from 3.64% - 5.44% in 2001. These loans have commitment fees that range from 0.10% to 0.25% on the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The repayment and the maturity schedule for these two facilities as of December 31, is as follows:

	2002		2001	
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amount	Amount of facilities maturing	Repayment schedule for outstanding amount
April 24, 2002	-	-	50,000	50,000
December 31, 2002	-	-	125,000	120,000
April 24, 2003	41,829	40,000	100,000	35,000
April 24, 2004	100,000	100,000	100,000	-
April 24, 2005	100,000	40,000	100,000	-
April 24, 2006	100,000	-	-	-
December 20, 2006	150,000	-	-	-
December 20, 2007	150,000	-	-	-
	641,829	180,000	475,000	205,000

Short term credit facilities have accrued interest of between 3.36% and 5.60% during 2002 and between 3.60% and 5.25% in 2001.

In addition to the syndicated loans mentioned above, various financial institutions have made available short-term lines of credit and credit facilities, which require no commitment fees. As of December 31, 2002 and 2001, the unused portion of these short-term credit facilities is KEURs 136,195 and KEURs 163,878, respectively.

11. Commitments

a) Leases

The Group leases certain facilities and equipment under operating and finance leases.

The most significant asset acquired under finance lease refers to the CRS data processing center in Erding. The original cost (1988) of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These expenditures have been financed via lease agreements with similar terms and recorded as tangible assets under a finance lease (see Note 5). These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4,98% and 4,93% during 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The future minimum lease payments for finance leases as of December 31, is as follows:

Year(s) due	2002		2001	
	Gross	Net present value	Gross	Net present value
0 – 1	13,516	12,361	15,772	14,455
1 – 2	13,767	12,339	13,163	11,596
2 – 3	12,683	11,213	12,804	11,183
3 – 4	11,740	10,181	12,223	10,518
4 – 5	10,045	8,337	11,576	9,761
5 – 10	40,173	28,829	42,995	31,467
10 – 15	35,865	19,266	35,865	19,267
15 – 20	35,442	15,519	42,616	18,082
Total minimum lease payments	173,231	118,045	187,014	126,329
Less amount representing interest	55,186	-	60,685	-
Obligations under finance leases	118,045	118,045	126,329	126,329
Current portion	8,085		10,019	
Long-term portion	109,960		116,310	
	118,045		126,329	

For the year ended December 31, 2002 and 2001 the rental expense for operating leases is KEURs 27,641 and KEURs 22,107, respectively.

The future minimum lease payments for operating leases as of December 31, is as follows:

Year(s) due	2002	2001
0 – 1	26,398	20,996
1 – 2	21,374	18,784
2 – 3	17,869	15,573
3 – 4	11,911	13,014
4 – 5	8,661	10,782
5 – 10	26,344	30,112
10 – 15	11,985	16,238
Total payments	124,542	125,499

b) Other commitments

As of December 31, 2002 and 2001, the Group had short-term commitments to acquire tangible assets for KEURs 2,190 and KEURs 6,696, respectively. Additionally, the Group has entered into various software license agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, at December 31, 2002, is KEURs

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4,550 and KEURs 37,389 for the short and the long-term, respectively (at December 31, 2001, KEURs 4,710 and KEURs 42,658 for the short and the long-term, respectively).

12. Other long-term liabilities

The breakdown of this caption as of December 31, 2002 and 2001 is as follows:

	2002	2001
Debt related to equity instruments similar to treasury shares (see Note 13)	28,380	18,780
Deferred purchase consideration	24,153	-
Pension and other post-retirement obligations	8,396	5,317
Others	10,612	19,780
	71,541	43,877

a) Deferred purchase consideration

This liability (payable over a period of 10 years) is derived from certain corporate acquisitions during 2002 (see Note 8). The amount of this liability is contingent on the evolution of the respective businesses acquired.

b) Pension and Post-retirement

The Group operates funded and unfunded defined benefit pension plans, as well as a post-retirement healthcare and life benefits plan.

For these plans, the amounts recognized in the balance sheet as of December 31, are as follows:

	2002	2001
Present value of funded obligations	17,326	17,813
Fair value of plan assets	9,822	12,739
	7,504	5,074
Present value of unfunded obligations	6,277	3,148
Unrecognized actuarial gains/(losses)	(5,385)	(2,905)
Liability in balance sheet	8,396	5,317

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The amounts recognized in the statement of income for the years ended December 31, are as follows:

	2002	2001
Current service cost	1,214	1,161
Interest cost	1,354	1,316
Expected return on plan assets	(1,006)	(1,038)
Net actuarial (gains)/losses recognized in period	104	23
Past service cost	41	42
Total included in personnel costs	1,707	1,504

The actual return on plan assets are losses of KEURs 499 and KEURs 521 for the years ended December 31, 2002, and 2001, respectively.

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under the pension and other post-retirement obligation liability are as follows:

	2002	2001
Balance at the begining of the period	5,317	7,622
Annual expense	1,707	1,504
Contributions paid	(495)	(5,663)
Additional minimum liability charged to equity	2,602	-
Reclassification from other liabilities	-	1,471
Exchange differences	(735)	383
Balance at the end of the period	8,396	5,317

In 2001, the "Contributions paid" caption included KEURs 5,297 relating to insurance contracts subscribed for the Spanish and French pension plans, as well as additional contributions to the pension fund in the U.S., in order to comply with statutory funding requirements.

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of December 31, are as follows:

	2002	2001
Discount rate	6.75%	7.25%
Projected annual salary increase	4.5%	5.0%
Expected rate of return on plan assets	8.5%	8.5%
Medical cost trend rate	11.5%	12.0%
Future pension increases	3.5%	3.5%
Projected increase in scale of Social Security contributions	5.0%	5.0%
Mortality table	GRM/F-95 minus 2 years/GRM/F-83	GRM/F-95 minus 2 years/GRM/F-83

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

For the years ended December 31, 2002 and 2001 the expense for defined contribution plans is KEURs 13,135 and KEURs 12,611, respectively.

13. Shareholders' equity

Balances and movements of class "A" and class "B" shares for the years 2002 and 2001 are as follows:

	Class "A" shares (Par value 0.01 Euros)			
	Issued shares	Treasury shares	Outstanding shares	Class "B" shares (Par value 0.10 Euros)
As of December 31, 2000	590,000,000	6,213,002	583,786,998	275,367,810
Disposals	-	(506,589)	506,589	(55,384,710) (1)
As of December 31, 2001	590,000,000	5,706,413	584,293,587	219,983,100
Additions	-	11,366,203	(11,366,203)	-
Disposals	-	(1,360,886)	1,360,886	-
As of December 31, 2002	590,000,000	15,711,730	574,288,270	219,983,100

(1) Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The Treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 16 and warrants issued as described in Note 18. Disposals are mainly due to shares and options granted to employees in connection with the Stock Incentive Plan adopted in 1999 and portfolio adjustments made in order to match with the current obligations of the Group.

Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Group, class "A" shares have greater economic rights than class "B" shares, as the Group would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

As of December 31, 2002 and 2001 the Company's shares were held as follows

Shareholder	Class "A" shares	Class "B" shares	% of Class "A" shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Other *(1)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the Treasury shares and the public shares.

The General Shareholders' Assembly of June 12, 2002 declared a dividend per class "A" and per class "B" share, in accordance with the Group's by-laws and once the economical rights of the Treasury shares were proportionally distributed to the remaining shares. The final dividend of KEURs 37,999 was paid in July 2002.

Included in retained earnings are reserves of KEURs 109,704 and KEURs 42,811 as of December 31, 2002 and 2001, respectively, which cannot be distributed as dividends according to statutory regulations applicable to various Group companies.

The components of the Treasury shares and other similar equity instruments caption as of December 31, were as follows:

	Number of shares		KEURs	
	2002	2001	2002	2001
Treasury shares	15,711,730	5,706,413	99,670	32,812
Equity swaps	4,500,000	3,000,000	28,380	18,780
	20,211,730	8,706,413	128,050	51,592

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

14. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from world-wide bookings made through the Amadeus CRS for flights on the shareholders' airlines. Total revenues earned by the Group from affiliates for the year ended December 31, 2002 and 2001 are KEURs 509,694 and KEURs 503,770, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 814 and KEURs 841 for the year ended December 31, 2002 and 2001, respectively. Interest rates for these loans denominated in United States Dollars (USD), EURs and Swedish Krones (SEK) ranged from 2.51% to 5.16% for the the year ended December 31, 2002. Interest rates for these loans denominated in USD and EURs ranged from 3.89% to 6.75% for the year ended December 31, 2001.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the airline shareholders. Total operating expenses incurred by the Amadeus Group with its affiliates are KEURs 333,093 and KEURs 345,049 for the year ended December 31, 2002 and 2001, respectively.

d) Board of Directors remuneration

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 443 in 2002 (KEURs 429 in 2001). No loans, advances or stock options have been granted to the members of the Board of Directors.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

15. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	Year ended December 31,	
	2002	2001
Europe	1,160,111	1,071,039
United States	203,258	248,486
Rest of the world	492,951	465,599
Total	1,856,320	1,785,124

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of December 31, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	243,576	22,316	10,966	-	276,858
Intangible assets	151,317	132,181	15,863	171,246	470,607
Investments in associates	94,473	11,953	17,727	-	124,153
Total	489,366	166,450	44,556	171,246	871,618

The split of assets as of December 31, 2001 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets	240,634	33,000	12,753	-	286,387
Intangible assets	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	-	148,081
Total	423,653	232,393	51,791	149,888	857,725

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment global results for the purposes of IAS 14.

2

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16. Stock incentive plans

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual instalments.

ii) The Group granted to senior management a one-time grant of shares which would vest at the end of a three to four year period.

iii) The Group also granted to executive employees (including non-senior members from the management team), in each of the years 1999 to 2002, options to purchase shares of the Group´s Common Stock at the market price on the date of the grant. The aforementioned options vest in equal installments over a four-year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stock options ranges from 3.88 EURs to 8.89 EURs per share.

As of December 31, 2002 the number of shares required in order to meet the obligations under these plans is of 160,984 and 8,945,901 for the stock grant and option plans, respectively (535,653 and 6,102,706 as of December 31, 2001, respectively). Total expense recognised relating to stock grants, including social costs, for the years ended December 31, 2002 and 2001 is of KEURs 1,924 and KEURs 2,341, respectively. During the year ended December 31, 2002 the Group delivered 367,006 and 128,797 shares to participants in the stock grant and option plans, respectively (441,542 and 65,047 during the year ended December 31, 2001, respectively).

iv) During 2002, the Group has implemented an Employee Stock Purchase Program. The general conditions of the program allows employees to purchase Company shares every three months up to an established percentage amount of the employee's annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2002 has been KEURs 139.

In November 2002, the International Accounting Standards Board (IASB) issued an exposure draft for share-based payment transactions (ED-2). This exposure draft provides a fair value approach to accounting for employee stock option programs. This pronouncement and its respective transition procedure is not final and is not expected to apply until 2004. However, for information purposes, a pro-forma impact to the income statement and earnings per share has been calculated as if the employee stock options had been accounted for under the fair value method since their grant date.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The fair value of stock options has been estimated at the grant date of each plan using the Black & Scholes option pricing model with the following assumptions for plans from 1999 to 2002: risk-free interest rate of 5.47% to 5.22%; a dividend yield of 1.7%; a volatility factor of our class "A" shares of 41% to 53.05%; and an expected life of the options granted of 10 years. However, the Black & Scholes option valuation model was designed for use in traded options that are fully transferable, do not have vesting conditions and require input of subjective assumptions. Taking into account that employee stock options have features that are different from traded options and assumptions used in the valuation model may change, the estimated fair value obtained from the option pricing model does not necessarily provide a reliable single measure of the fair value of the employee stock options.

	2002	2001
Net income		
As reported - Net Income	147,087	132,723
Pro forma - expense	4,991	4,465
Pro forma - Net Income	142,096	128,258
Basic earnings per share class " A" shares		
As reported	0.26	0.23
Pro forma	0.25	0.22
Diluted earnings per class " A" shares		
As reported	0.25	0.23
Pro forma	0.25	0.22

17. Additional income statement data and related disclosures

The Group's personnel expense and number of employees were as follows:

	Year ended December 31,	
	2002	2001
Gross personnel costs	317,415	298,146
Less amount capitalized	29,638	38,014
Net charge to income	287,777	260,132
Average number of employees	4,088	3,922

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The Group's net interest expense was as follows:

	Year ended December 31,	
	2002	2001
Interest expense	22,486	27,460
Less interest income	3,116	3,127
Net interest expense	19,370	24,333

18. Financial instruments

a) Objectives and significant terms and conditions

The Group uses the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market prices:

i) Currency derivatives

The Group has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward and option contracts for the management of these exchange rate exposures.

As of December 31, 2002, the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash Flow Hedge	Forward	USD	Jan-03–Jan-05	141,413	17,025
		Others	Jan-03–Jan-05	50,824	228
Hedges of the net investment in a foreign entity	Forward	USD	Jan-03–Dec-03	118,673	7,595
		Others	Jan-03–Jul-03	12,609	300
Others (*)	Forward	USD	Jan-03–Oct-03	91,270	2,091
		Others	Jan-03–Dec-03	15,956	673
	Option	USD	Aug-03	28,607	1
Total				459,352	27,913

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash-Flow Hedge	Forward	USD	Dec-04	6,866	935
		Others	Jan-03–Sep-05	95,252	2,485
Hedges of the net investment in a foreign entity	Forward	USD	Mar-03–Sep-04	28,607	3,673
		Others	Jan-03–Nov-03	312	35
Others (*)	Forward	USD	Jan-03	10,980	67
		Others	Jan-03–Apr-03	16,822	382
Total				158,839	7,577

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

During the year 2001, the Group terminated certain derivative instruments designated previously as cash flow hedges for which underlying transactions occurred in 2002 or are expected to occur in 2003. The cumulative loss on these hedging instruments at the time of cancellation was KEURs 936 and was included in equity as of December 31, 2001. Of this amount, KEURs 387 has been reclassified to the statement of income in 2002, while a total amount of KEURs 549 will remain in equity until the forecasted transaction occurs.

Additionally, of the total outstanding derivative instruments in equity as of December 31, 2001, a net loss of KEURs 1,505 has been reclassified to the statement of income during the year 2002. IAS 39 "Financial Instruments Recognition and Measurement" was implemented by the Group as of 1 January 2001 and the impact of implementing IAS 39 on opening retained earnings as of 1 January 2001 was not significant, therefore no amount was reclassified from equity as of December 31, 2000 to the statement of income during the year 2001.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

As of December 31, 2001 the details of open foreign currency options and open forward contracts is as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash Flow Hedge	Forward	Others	Jan-02–Dec-02	48,029	837
Others (*)	Forward	USD	Jan-02	25,871	34
Total				73,900	871

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash-Flow Hedge	Forward	USD	Jan-02–Dec-04	235,504	8,338
Hedges of the net investment in a foreign entity	Forward	USD	Mar-02–Mar-03	159,310	5,142
Others (*)	Forward	USD	Jan-02–Dec-02	128,447	542
		Others	Dec-02	2,315	16
Total				525,576	14,038

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Company to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

ii) Interest rate derivatives

To limit the Group's exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 14,494 and KEURs 16,409 as of December 31, 2002 and 2001, respectively. The estimated fair value of this contract, based on the net present value of the future cash flows, was an unrealized loss of KEURs 696 and KEURs 1,012 as of December 31, 2002 and 2001 respectively. Of the total fair value of interest rate derivatives included in equity as of December 31,

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

2001, a net loss of KEURs 201 has been reclassified to the statement of income during the year 2002.

The Group has entered into two interest rate swap agreements starting October 18, 2002 ending October 20, 2003 and starting November 29, 2002 ending November 29, 2005 with bullet principals of KEURs 50,000 and KEURs 100,000 respectively. These agreements entitle the Group to receive interest at floating rates and pay at a fixed rate of 3.23% and 3.423% respectively. The agreements entered into are to limit the Group´s exposure to increases in interest rates of its credits and loans. The fair value of these agreements as of December 31, 2002 is an unrealized loss of KEURs 1,816.

iii) Equity related instruments

- Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Group issued, during the year 2000, warrants to purchase 10,668,000 of its class "A" shares at exersize prices ranging from EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of class "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Of these warrants, 1,818,000 vested in 2001 and 8,850,000 had vested 50% as of December 31, 2001 with an additional 25% vesting in each of 2002 and 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The warrants mentioned above are classified as follows at December 31:

Cash settlement option	Number of warrants as of	
	December 31, 2002	December 31, 2001
Yes	5,900,000	8,850,000
No	4,768,000	1,818,000
	10,668,000	10,668,000

As a result of the removal of the cash settlement option on 2,950,000 warrants of Amadeus class "A" shares on June 5, 2002, these warrants were re-denominated as equity instruments. Due to this re-denomination, KEURs 1,505 were credited to equity under the "Additional paid-in capital" caption with a corresponding reduction in the "Other long-term liability" caption. This amount relates to the fair value of the warrants as of the date of the removal of the cash settlement option and no subsequent re-measurement to market value is performed.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The initial fair value of the 1,818,000 warrants, which vested in 2001, that are considered to be equity instruments, amounting to KEURs 8,617, was credited directly to equity during the year ended December 31, 2000, in the additional paid-in capital caption.

The fair value of the warrants with cash settlement, that are considered to be financial liabilities, as of December 31, 2002 and 2001, is KEURs 295 and KEURs 6,313 respectively. The unrealized gains recognized as other income, in respect of these warrants, during the years ended December 31, 2002 and 2001 are of KEURs 4,514 and KEURs 23,305, respectively.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price.

- Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, the Group entered during the year 2000 into equity swap agreements which allowed Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreements were at interest rates of 3.53% to 4.14% and of 3.83% to 5.73% during 2002 and 2001, respectively.

The equity swap agreements mentioned above are classified as follows at December 31:

	Number of shares		
	December 31, 2001	Transfers	December 31, 2002
Interim cash settlement	9,812,858	(8,000,396)	1,812,462
No interim cash settlement	3,000,000	1,500,000	4,500,000
Converted into Treasury shares	-	6,500,396	6,500,396
	12,812,858	-	12,812,858

In April and June 2002, the periodical interim cash settlement features relating to certain equity swaps were removed corresponding to 5,800,000 and 1,500,000 of class "A" shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of class "A" shares in the fourth quarter of 2001. As a result, these equity swaps have been treated as equity instruments and are recorded at the fair value of the related class

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

"A" shares as of the date of the removal of such features, under the "Treasury shares and other similar equity instruments" caption. A corresponding increase in the "Other long-term liabilities" caption has also been recorded. For the swaps treated as equity instruments, no subsequent re-measurement to fair value is performed. The interest expense accrued on all equity swaps continues to be recorded as interest expense in the statement of income.

As of October 2002, the contract related to 5,800,000 class "A" shares, which were already considered as equity instruments and the contract related to 700,396 class "A" shares from an equity swap with interim cash settlement were exercised and converted into Treasury shares.

The fair value of the equity swap agreements which are not treated as equity instruments (based on quoted market prices and using the intrinsic valuation method), for the years ended December 31, 2002 and 2001, resulted in an unrealized gain of KEURs 3,898 and an unrealized loss of KEURs 18,854, respectively, included in the statement of income under the "Other income (expense)" caption.

- Warrants and options received

As a component of certain commercial agreements, the group had received warrants for shares of other companies which have expired at December 31, 2002. The estimated fair value of these warrants, based on quoted market prices, on December 31, 2001, was KEURs 57. An after tax loss of KEURs 34 has been recognized as of December 31, 2002. An unrealized loss of KEURs 984 was recognized as of December 31, 2001.

- Investments in securities

Additionally, as of December 31, 2002, the Group had investments in companies over which it does not have significant influence or control. As of December 31, 2002, the Group recorded in the statement of changes in shareholders' equity an unrealized loss of KEURs 48, resulting from changes in fair values of these assets for which fair value is reliably determinable. The fair values of these securities as of December 31, 2002 was of KEURs 7,614 and is recorded in Other long-term investments.

b) Credit risk

The Group has no significant concentrations of credit risk. Derivative financial instruments are entered into with financial institutions with high credit ratings. The credit exposure of derivative financial instruments is represented by the net fair values of the contracts, as disclosed above.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

c) Fair values

The fair values of loans receivable, accounts receivable, cash and cash equivalents and accounts payable approximate to their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of short and long-term debt is estimated to approximate the carrying amount, as the interest rates applicable are primarily variable. The fair value of obligations under finance leases is estimated using the expected future payments discounted at market interest rates and as of December 31, 2002 and December 31, 2001 was of approximately KEURs 120,575 and KEURs 116,226, respectively.

d) SITA INC NV depository certificates

As of December 31, 2002 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included in "Long-term investments" caption.

The convertibility and saleability of these depository certificates are subject to restrictions imposed by the Foundation under shareholders' agreements and under the Terms of Administration of the Foundation. Accordingly, the Group believes that it is not practicable to determine with sufficient reliability a fair value of the depository certificates.

19. Taxation

The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case.

Income tax expense was as follows:

	Year ended December 31,	
	2002	2001
Current	100,102	65,689
Deferred	15,718	34,397
Total	115,820	100,086

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of December 31, is as follows:

	2002	2001
	%	%
Statutory income tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.4	1.0
Permanent differences due to goodwill amortization	1.9	1.3
Other permanent differences	1.1	0.6
Provision against recoverability of certain deferred tax assets	-	1.5
Losses with no tax benefit recognition	0.4	0.6
Other	(0.3)	(1.0)
Effective income tax rate	38.5	39.0

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders' equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved during the year 2002 and effective beginning January 1, 2003, this deferred tax asset has been increased during the year 2002 which has resulted in a corresponding credit to retained earnings of KEURs 3,466.

The Group's deferred tax balances as of December 31, are as follows:

	2002	2001
Assets		
Amadeus Operations KG – acquisition	96,848	102,720
Unused tax losses	37,375	30,975
Unused investment tax credits	19,727	-
Finance leases	2,549	2,465
Net cancellation reserve	12,548	8,990
Depreciation and amortization	17,798	18,803
Bad debt provision	9,074	7,439
Hedge accounting	729	6,873
Other	4,157	4,956
	200,805	183,221
Liabilities		
Unrealized gains - foreign currency and financial instruments	22,581	16,802
Provision for decline in value of investments	49,425	25,856
Depreciation and amortization	27,626	20,177
Capitalization of IT related costs	7,474	7,146
Other	3,156	4,174
	110,262	74,155

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Acquisitions of new subsidiaries generated KEURs 1,419 and KEURs 2,156 of acquired deferred tax assets in 2002 and 2001, respectively as well as KEURs 34,270 of investment tax credits during 2002, of which KEURs 19,727 remained as of December 31, 2002 to be applied in future years. Deferred taxes charged to equity during the year 2002 were of KEURs 13,405 and credited to equity during the year 2001 were of KEURs 12,023, mainly relating to cash flow and net equity investment hedges.

The following table shows the expiration date of unused tax losses for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability as of December 31:

Year(s) of expiration	2002	2001
0-1	49	429
1-2	1,786	455
2-3	2,354	2,538
3-4	4,524	159
4-5	1,802	2,691
Unlimited	8,869	621
Total	19,384	6,893

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

20. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of December 31, 2002 and December 31, 2001 is as follows:

	Class "A" shares as of December 31, 2002	Class "A" shares as of December 31, 2001	Weighted average number of class "A" shares as of December 31, 2002	Weighted average number of class "A" shares as of December 31, 2001
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments	(20,211,730)	(8,706,413)	(14,327,962)	(6,759,802)
Total shares outstanding	569,788,270	581,293,587	575,672,038	583,240,198
Dilutive effect of warrants, stock options and stock grants	1,780,707	1,623,214	1,133,020	1,355,069
Total number of diluted shares	571,568,977	582,916,801	576,805,058	584,595,267

	Class "B" shares as of December 31, 2002	Class "B" shares as of December 31, 2001	Weighted average number of class "B" shares as of December 31, 2002	Weighted average number of class "B" shares as of December 31, 2001
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation described in Note 13. Additionally, the assumption is made that 100% of the profits are paid-out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

The calculation of basic earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2002	2001
Net income, in KEURs	147,087	132,723
Weighted average number of class "A" shares outstanding	575,672,038	583,240,198
Weighted average number of class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per class "A" share, in EURs	0.26	0.23
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the years ended December 31, is as follows:

	2002	2001
Net income, in KEURs	147,087	132,723
Weighted average number of diluted class "A" shares outstanding	576,805,058	584,595,267
Weighted average number of diluted class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per class "A" share, in EURs	0.25	0.23
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

21. Additional statement of cash flows related disclosure

The components of cash and cash equivalents as of December 31, are as follows:

	2002	2001
Cash on hand and balances with banks	17,239	17,689
Short-term investments	1,063	922
	18,302	18,611

22. Auditing services

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 1,218 and KEURs 1,148 for the years ended December 31, 2002 and 2001, respectively.

Additionally, fees for services similar to audits (such as due diligence, purchase audits, etc.) and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 793 and KEURs 1,039 for the year ended December 31, 2002 and KEURs 1,695 and KEURs 479 for the year ended December 31, 2001, respectively.

23. Subsequent events

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the National Marketing Company in the German market, from 34 to 100 per cent. The contract has been signed on February 26, 2003 and the purchase consideration, net of cash acquired, amounts to approximately 73 million euros.

Amadeus Global Travel Distribution, S.A

Auditors' Report,
Consolidated Annual Accounts
and Directors' Report
for the Years Ended December 31,
2002 and 2001 prepared
in accordance with Spanish GAAP

"Free translation of an audit report and of consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish-language version prevails. Certain accounting practices applied by the Group that conform with generally accepted accounting principles in Spain may not conform with the generally accepted accounting principles in other countries."

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

"Free translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish-language version prevails."

INDEPENDENT AUDITORS' REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the consolidated annual accounts of Amadeus Global Travel Distribution, S.A. and its subsidiaries ("the Group"), which comprise the consolidated balance sheets as of December 31, 2002 and 2001, the consolidated statements of income and of cash flows and the notes thereto for the years then ended, the preparation of which is the responsibility of the controlling Company's Management. Our responsibility is to express an opinion on these consolidated annual accounts, taken as a whole, based on our procedures performed in accordance with generally accepted auditing standards which require examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts, the accounting principles used and estimates made.

In our opinion, the attached consolidated annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Amadeus Global Travel Distribution, S.A. and its subsidiaries as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, and contain the necessary information for an adequate interpretation and understanding, in conformity with generally accepted accounting principles applied on a consistent basis.

The accompanying consolidated Directors' report for 2002 contains those explanations which the controlling Company's Management consider appropriate of the situation of the Group, its activities and other matters, and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the consolidated Directors' report is in accordance with the consolidated annual accounts for 2002. Our procedures as auditors are limited to the verification of the consolidated management report to the extent described in this paragraph and do not include a review of information which was not taken from the accounting records of the companies making up the Group.

DELOITTE & TOUCHE

F. Javier Peris Álvarez

March 31, 2003


INSTITUTO DE AUDITORES-CENSORES JURADOS DE CUENTAS DE ESPAÑA
DELOITTE & TOUCHE, S.A.
R.O.A.C. nº S0665
MADRID

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	2002	2001
Fixed assets	**880,927**	**878,812**
Start-up expenses (Note 5)	8,779	13,691
Intangible fixed assets (Note 6)	441,993	461,224
Research and development expenses	11,247	11,412
Patents, licences and trademarks	82,797	81,493
Intangible rights	260,480	255,717
Rights on assets acquired under finance leases	177,790	186,845
Software	306,818	247,584
Accumulated amortization	(397,139)	(321,827)
Tangible fixed assets (Note 7)	150,113	153,757
Land and buildings	2,959	2,933
Furniture and office equipment	24,403	23,071
EDP equipment	362,470	326,396
Other fixed assets	51,214	47,321
Accumulated amortization	(290,933)	(245,964)
Investments (Note 8)	218,385	217,328
Investments – equity method	52,198	60,815
Loans to related companies	17,466	13,015
Long-term securities portfolio	39,326	42,566
Other loans	5,903	7,270
Long-term deposits	13,042	6,934
Long-term tax receivable	115,871	90,520
Provisions	(25,421)	(3,792)
Treasury shares	61,657	32,812
Goodwill (Note 9)	**454,984**	**418,173**
Deferred expenses (Note 10)	**66,360**	**62,304**
Current assets	**400,747**	**322,487**
Receivables	341,691	263,234
Trade accounts receivable (Note 11)	262,288	230,357
Receivables from related companies	8,012	7,515
Accounts receivable – other	15,187	3,388
Employee advances	910	1,111
Tax (Note 23.4)	98,359	62,366
Provisions for doubtful accounts	(43,065)	(41,503)
Short-term financial investments	12,354	17,157
Loans to related companies	143	4,573
Other loans	1,655	922
Deposits	10,556	11,662
Cash	17,239	17,689
Prepaid expenses	29,463	24,407
TOTAL	**1,803,018**	**1,681,776**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

SHAREHOLDERS' EQUITY AND LIABILITIES	2002	2001
Shareholders' equity (Note 12)	791,868	761,767
Share capital	27,898	27,898
Additional paid-in capital	435,679	502,537
Holding company reserves:		
Legal reserve	7,468	7,468
Treasury share reserve	99,670	32,812
Other reserves	8,259	8,493
Prior years´ results	96,476	72,138
Reserves in consolidated companies	57,051	26,311
Cumulative translation adjustments (CTA)	(25,453)	(8,236)
Net profit attributable to the Holding company	84,820	92,346
Minority Interests	1,027	-
Negative goodwill	1,285	2,070
Deferred income	95,971	57,714
Unrealized exchange gains	7,518	8,424
Other deferred income	88,453	49,290
Provisions for liabilities	14,296	9,577
Pension provision (Note 13)	8,396	5,317
Other provisions	5,900	4,260
Long-term liabilities	443,213	296,286
Debt with financial institutions (Note 14)	299,810	206,642
Long-term tax (Note 23.4)	80,227	52,247
Other liabilities (Note 15)	63,176	37,397
Short-term liabilities	455,358	554,362
Trade accounts payable (Note 16)	240,015	204,253
Non-trade creditors		
Tax (Note 23.4)	46,882	42,138
Other accounts payable	16,415	11,892
Personnel related	51,038	43,291
Debt with financial institutions (Note 14)	77,120	230,254
Accounts payable – related companies	18,783	18,257
Accruals	5,105	4,277
TOTAL	**1,803,018**	**1,681,776**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

DEBIT	2002	2001
Expenses		
Personnel expenses		
Salaries	242,425	230,851
Social benefits	77,157	67,488
Amortization and depreciation charges	176,480	153,635
Net change in short-term provisions	12,412	25,323
Other operating expenses (Note 18.3)		
External services	401,382	455,869
Other	691,739	665,695
Total operating expenses	1,601,595	1,598,861
Operating income	**316,042**	**271,797**
Financial expenses	22,486	48,615
Total expenses from financial activity	22,486	48,615
Goodwill amortization (Note 9)	73,648	69,920
Share in losses from companies under the equity method (net)	19,019	4,857
Profits before extraordinary items	**209,463**	**158,761**
Extraordinary expenses (Note 21)	48,818	5,961
Net extraordinary income	-	**12,332**
Consolidated profit before tax	**166,307**	**171,093**
Corporate income tax (Note 23)	81,494	78,747
Net consolidated profit for the period	**84,813**	**92,346**
Profit for minority shareholders	7	-
Net income for the period	**84,820**	**92,346**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

CREDIT	2002	2001
Revenues		
Trade revenues		
Services rendered (Note 18.1 and 18.2)	1,846,227	1,773,364
Expenses capitalized – intangible assets	60,354	86,922
Other operating income (Note 18.1 and 18.2)	11,056	10,372
Total operating revenue	1,917,637	1,870,658
Other financial income	4,716	98
Profit from money market investments	3,058	3,028
Exchange gains	800	7,230
Total income from financial activity	8,574	10,356
Net loss from financial activity	**13,912**	**38,259**
Extraordinary income (Note 21)	5,662	18,293
Net extraordinary expenses	**43,156**	**-**

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A

CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	2002	2001
Cash flows from operating activities		
Operating income	316,042	271,797
Adjustments for:		
Depreciation and amortization	176,480	153,635
Operating income before changes in working capital	492,522	425,432
Accounts receivable	(20,263)	2,000
Other current assets	2,866	(6,442)
Accounts payable	17,778	(13,864)
Provision for liabilities	4,904	(92)
Deferred income	2,693	19,690
Other creditors	(837)	6,928
Cash provided from operating activities	499,663	433,652
Taxes paid	(77,374)	(74,361)
Net cash provided from operating activities	422,289	359,291
Cash flows from investing activities		
Acquisitions to tangible assets	(68,175)	(73,896)
Acquisitions to intangible assets	(95,466)	(138,298)
Investment in subsidiaries and associates	(91,847)	(40,163)
Interest received	3,388	2,835
Sundry investments and deposits	(3,700)	(9,076)
Acquisition of treasury shares	(73,098)	-
Disposals of Treasury shares	3,917	329
Loans to third parties	(1,661)	(3,820)
Loans receivable from affiliates	(17,430)	(10,619)
Cash proceeds collected / (paid) from derivative agreements	20,004	(37,714)
Disposals of sundry investments	834	19,895
Dividends received	10,819	6,678
Proceeds obtained from disposal of fixed assets	7,487	7,233
Net cash used in investing activities	(304,928)	(276,616)
Cash flows from financing activities		
Proceeds from borrowings	308,211	300,447
Repayments of borrowings	(356,257)	(305,537)
Interest paid	(21,440)	(28,963)
Redemption of class "B" shares	-	(554)
Dividends paid	(37,999)	(52,177)
Payments of finance lease liabilities	(11,430)	(12,410)
Net cash used in financing activities	(118,915)	(99,194)
Effect of exchange rate changes on cash and cash equivalent	1,104	(278)
Net increase (decrease) in cash	(450)	(16,797)
Cash at the beginning of the period	17,689	34,486
Cash at the end of the period	17,239	17,689

See the accompanying notes to the consolidated annual accounts.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. ACTIVITY

Amadeus Global Travel Distribution, S.A. ("the Company") was created in Madrid on July 14, 1988. The Amadeus Group ("the Group") is defined as the Company consolidated with its subsidiaries. The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups or providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerised reservation system ("CRS"). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 12.

Due to the Group's activity, it does not have any responsibilities, expenses, assets, contingencies or liabilities of environmental nature which may have a significant impact in the net equity, finance position or net income of the Group. As a result, the Group does not present any type of breakdown with regards to environmental issues in the notes to the consolidated annual accounts.

ıOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ʒelow is a summary of the consolidated Group companies as of December 31, 2002 and 2001:

Name	Type of company	Country	Activity	% of direct participation (3) 31.12.02	31.12.01	% of indirect participation (3) 31.12.02	31.12.01	Date of acquisition or creation (2)	Cost of direct investment (9) 31.12.02	31.12.01
Fully consolidated companies										
Amadeus America	Sociedad Anónima	Argentina	Regional support	100%	100%	-	-	28.04.00	435	435
Amadeus Argentina	Sociedad Anónima	Argentina	Distribution	80%	80%	-	-	06.10.97	10,701	10,701
Amadeus Asia	Limited	Thailand	Regional support	100%	100%	-	-	24.11.95	1,031	1,031
Amadeus Austria Marketing	GmbH	Austria	Distribution	100%	100%	-	-	13.02.88	1,544	1,544
Amadeus Benelux	N.V.	Belgium	Distribution	100%	100%	-	-	11.07.89	2,143	2,143
Amadeus Bolivia	SRL	Bolivia	Distribution	100%	-	-	-	14.03.02	252	-
Amadeus Central and West Africa	S.A.	Ivory Coast	Distribution	100%	100%	-	-	03.10.01	108	108
Amadeus Data Processing	GmbH	Germany	Data processing	100%	100%	-	-	01.04.88	275,484	148,484
Amadeus Denmark (8)	A/S	Denmark	Distribution	-	-	100%	5%	31.08.02	-	-
Amadeus GDS	LLP	Kazakhstan	Distribution	100%	-	-	-	08.01.02	157	-
Amadeus GDS (Malasia)	Sdn. Bhd.	Malaysia	Distribution	100%	100%	-	-	02.10.98	122	122
Amadeus GDS Singapore	Pte. Ltd.	Singapore	Distribution	100%	100%	-	-	28.02.98	205	205
AMADEUSGLOBAL Ecuador	Sociedad Anónima	Ecuador	Distribution	100%	100%	-	-	12.01.96	49	49
Amadeus Global Travel Distribution	Sociedad Anónima	Spain	Group management	N/A	N/A	N/A	N/A	14.07.88	N/A	N/A
Amadeus Global Travel Israel	Limited	Israel	Distribution	90%	90%	-	-	23.03.00	-	1
Amadeus GTD Australia	Pty Ltd.	Australia	Distribution	100%	100%	-	-	18.11.97	14,224	12,607
Amadeus Hellas	Sociedad Anónima	Greece	Distribution	100%	100%	-	-	30.12.92	1,992	1,992
Amadeus Magyaroszag	Korlatolf Felelossegu Tarsasag (Ltd)	Hungary	Distribution	100%	100%	-	-	13.10.93	480	480
Amadeus Marketing (Ghana)	Limited	Ghana	Distribution	100%	100%	-	-	14.11.00	102	102
Amadeus Marketing Ireland	Limited	Ireland	Distribution	100%	100%	-	-	20.06.01	400	400
Amadeus Marketing Italia	Societá per Azioni	Italy	Distribution	100%	100%	-	-	18.12.92	3,714	3,714
Amadeus Marketing Nigeria	Ltd.	Nigeria	Distribution	100%	100%	-	-	18.05.01	266	266
Amadeus Marketing Philippiness	Inc.	Philippines	Distribution	100%	100%	-	-	09.06.97	173	173
Amadeus Marketing Schweiz	A.G.	Switzerland	Distribution	100%	100%	-	-	09.06.94	58	58
Amadeus Marketing (U.K.)	Limited	U.K.	Distribution	100%	100%	-	-	13.07.88	5,517	5,517
Amadeus NMC Holding	Inc.	U.S.A.	Regional support	100%	100%	-	-	17.04.95	215,991	206,822
Amadeus North America (1)	Limited Liability Company	U.S.A.	Distribution	-	-	100%	100%	28.04.95	-	-
Amadeus Norway (8)	AS	Norway	Distribution	-	-	100%	5%	31.08.02	-	-
Amadeus Paraguay	S.R.L	Paraguay	Distribution	100%	100%	-	-	13.03.95	103	103
Amadeus Perú	Sociedad Anónima	Peru	Distribution	100%	100%	-	-	12.10.95	534	534
Amadeus Polska	Sp.zo.o	Poland	Distribution	75.5%	75.5%	-	-	17.12.92	331	331
Amadeus Receptionsservice (8)	AB	Sweden	Distribution	-	-	100%	5%	31.08.02	-	-
Amadeus Reservasyon Dagitim Sistemleri	Anonim Sirketi	Turkey	Distribution	100%	100%	-	-	11.05.94	2,109	1,685
Amadeus s.a.s.	Societé Anonyme	France	Software development and product definition	100%	100%	-	-	02.05.88	7,748	7,748
Amadeus Scandinavia AB	Limited	Sweden	Distribution	100%	5%	-	-	31.08.02	135,950	-
Amadeus Services	Limited	U.K.	Software development	100%	100%	-	-	20.07.00	82	82

OTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ame	Type of company	Country	Activity	% of direct participation (3) 31.12.02	% of direct participation (3) 31.12.01	% of indirect participation (3) 31.12.02	% of indirect participation (3) 31.12.01	Date of acquisition or creation (2)	Cost of direct investment (9) 31.12.02	Cost of direct investment (9) 31.12.01
Fully consolidated companies (continued)										
Amadeus Services Asia-Pacific	Limited	Australia	Software development	100%	100%	-	-	12.12.00	55	55
Amadeus Sweden (8) (10)	AB	Sweden	Distribution	-	-	78.25%	3.9%	31.08.02	-	-
Americs AB (8)	AB	Sweden	Distribution	-	-	100%	5%	31.08.02	-	-
CRS Amadeus América	Sociedad Anónima	Uruguay	Regional support	100%	100%	-	-	22.07.93	802	802
e-Travel (1)	Inc	U.S.A.	E-commerce	-	-	100%	100%	27.07.01	-	-
Eviaggi.com	Società per Azioni	Italy	E-commerce	100%	100%	-	-	30.07.99	5,119	4,319
ICSA-T Australia (7)	Pty Ltdimited	Australia	Software development	-	-	100%	44%	30.11.02	-	-
ICSA-T France (7)	S.A.R.L.	France	Software development	-	-	100%	44%	30.11.02	-	-
ICSA-T India (7)	Pvt Ltdimited	India	Software development	-	-	75%	33%	30.11.02	-	-
ICSA-T Holding Inc (7)	Inc	U.S.A	Software development	-	-	100%	44%	30.11.02	-	-
ICSA-T LLC(1)(4)(7)	Limited	U.S.A	Software development	-	-	100%	71.5%	01.03.00	-	-
ICSA-T N.V (5)	N.V.	Belgium	Software development	90%	44%	10%	-	07.08.98	14,246	-
ICSA-T Scandinavia AB (7)	AB	Sweden	Software development	-	-	100%	44%	30.11.02	-	-
ICSA-T Travel Software (7)	GmbH	Switzerland	Software development	-	-	100%	44%	30.11.02	-	-
ICSA-T UK (7)	Limited	United Kingdom	Software development	-	-	100%	44%	30.11.02	-	-
NMC Eastern European CRS	B.V.	The Netherlands	Distribution	100%	100%	-	-	30.06.98	18	18
Sistemas de Reservaciones CRS de Venezuela	C.A.	Venezuela	Distribution	100%	100%	-	-	14.11.95	363	363
SMART Amadeus SIA (8)	SIA	Latvia	Distribution	5%	5%	95%	4.75%	31.08.02	-	-
SMART Amadeus UAB (8)	UAB	Lithuania	Distribution	5%	5%	95%	4.75%	31.08.02	-	-
Vacation.com (1)	Inc.	U.S.A.	Distribution	-	-	100%	100%	15.11.00	-	-
									702,608	412,994
Companies consolidated under the equity method										
1Travel.com (1)	Inc.	U.S.A.	E-commerce	-	-	38.9%	27.5%	27.04.00	-	-
AlphaNet (7)	BVBA	Belgium	E-commerce	-	-	28.0%	3.6%	30.11.02	-	-
Amadeus Algerie	S.A.R.L.	Algeria	Distribution	40%	-	-	-	27.08.02	100	-
Amadeus Bulgaria	Limited	Bulgaria	Distribution	49%	49%	-	-	17.11.98	71	71
Amadeus Brasil	Limited	Brazil	Distribution	34%	34%	-	-	30.06.99	15,650	15,650
Amadeus France	SNC	France	Distribution	34%	34%	-	-	27.04.98	41,549	41,549
Amadeus Marketing CSA	s.r.o.	Czech Rep.	Distribution	35%	35%	-	-	19.09.97	6	6
Amadeus Maroc	SAS	Morocco	Distribution	30%	30%	-	-	30.06.98	201	201
Amadeus Qatar	W.L.L.	Qatar	Distribution	40%	40%	-	-	03.07.01	145	145
Amadeus Sudani	Limited	Sudan	Distribution	40%	-	-	-	21.09.02	62	-
Amadeus Tunisie	Societé Anonume	Tunisia	Distribution	30%	5%	-	-	06.09.99	115	-
Atinera (1) (6)	Limited Liability Company	U.S.A.	Software development	-	-	50%	50%	06.12.00	-	-

NOTES TO THE CONSOLIDATED ANNUAL ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Name	Type of company	Country	Activity	% of direct participation (3) 31.12.02	% of direct participation (3) 31.12.01	% of indirect participation (3) 31.12.02	% of indirect participation (3) 31.12.01	Date of acquisition or creation (2)	Cost of direct investment (9) 31.12.02	Cost of direct investment (9) 31.12.01
Companies consolidated under the equity method (continued)										
Internet Travel Agent (ITA) (1)	Inc.	U.S.A.	Software development	-	-	22.3%	22.3%	23.08.98	-	-
ICSA-T	NV	Belgium	Software development	-	44%	-	-	07.08.98	-	5,353
Red Universal de Marketing y Booking On Line ("RUMBO")	Sociedad Anónima	Spain	E-commerce	50%	50%	-	-	09.03.00	7,500	7,500
Sistemas Automatizados de Agencias de Viajes ("SAVIA")	Sociedad Anónima	Spain	Distribution	34%	34%	-	-	23.09.98	21,953	21,953
Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia	Limited	Colombia	Distribution	50%	-	-	-	25.07.02	1,753	-
Start Amadeus	GmbH	Germany	Distribution	34%	34%	-	-	07.08.99	71,211	71,211
Stellar Access (1) (6)	Inc.	U.S.A	E-commerce	-	-	20%	20%	01.12.00	-	-
Topas Co. Ltd.	Limited	Korea	Regional CRS	32%	32%	-	-	07.06.99	13,128	13,128
Travel.com.au	Limited	Australia	E-commerce	19.2%	19.9%	-	-	21.12.00	5,391	5,391
Travellink	AB	Sweden	E-commerce	25%	25%	-	-	09.04.01	11,489	11,489
Vivacances	Societé Anonyme	France	E-commerce	50%	-	-	-	09.08.02	3,350	-
									193,674	193,647

(1) The participation in these companies is held through Amadeus NMC Holding, Inc.
(2) In case of various investments or capital increases, the date of acquisition or creation refers to the first one.
(3) In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(4) The Company's investment in *ICSA-T LLC is an indirect economic interest of 49% through Amadeus NMC Holding Inc.* and the remaining 51% via ICSA-T N.V.
(5) The Company investment in ICSA-T N.V. is a direct economic interest of 90% and a total economic interest of 100% via its participation in Amadeus Scandinavia.
(6) This Company has ceased operations in 2002.
(7) The participation in these companies is held through ICSA-T NV.
(8) The participation in these companies is held through Amadeus Scandinavia AB.
(9) Book value of the investment as per the financial statements of the parent company at December 31, 2002 and 2001, before the provision for decline in value of long-term financial investments.
(10) The Swedish Government Railway Company has a minority interest in this company.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

2. BASIS OF PRESENTATION AND COMPARABILITY OF THE INFORMATION INCLUDED IN THE CONSOLIDATED ANNUAL ACCOUNTS

a) Basis of presentation

i) General information

The consolidated annual accounts have been obtained from the accounting records of the companies of the Group and prepared in accordance with generally accepted accounting principles in Spain (Spanish GAAP), applied on a consistent basis with the prior year. Although under Spanish accounting legislation for consolidation, companies are not obliged to present statements of cash flow, the Group has decided to voluntarily include this information following presentation guidelines prescribed by International Accouting Standards (IAS). Certain amounts of the annual accounts for the prior period have been reclassified to conform with 2002 presentation. The most significant reclassification relates to certain equity instruments presented in 2001 in the "Treasury shares" caption amounting to KEURs 18,060 (net of portfolio provision) and in 2002 in the "Long-term securities portfolio" caption according to the accounting principle described in Note 4.r)ii), with the corresponding reclassification of KEURs 18,780 from the "Treasury share reserve" caption to the "Additional paid-in capital" caption.

ii) International Accounting Standards financial statements

In addition to the consolidated annual accounts prepared in accordance with Spanish GAAP, the Group prepares consolidated financial statements under IAS. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IAS as of December 31, 2002 by approximately EURs 169.5 million and the net income reflected under Spanish GAAP is lower than the net income under IAS for the year ended December 31, 2002 by approximately EURs 62.3 million. As of and for the year ended December 31, 2001 these differences were approximately EURs 170 million and EURs 40.3 million, respectively. The main differences as of and for the years ended December 31, 2002 and 2001 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG") as well as the accounting for Treasury shares and other similar equity instruments.

iii) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) **Comparison of information**

For comparative purposes, the Group presents, together with the amounts included in the balance sheet, the statements of income and of cash flow, and the explanatory notes as of and for the year ended December 31, 2002, those as of and for the year ended December 31, 2001.

c) **Changes in the consolidation scope**

Note 1 presents the main changes in the companies which were consolidated by the Group during 2002 and the respective amounts invested by the Group, as well as the consolidation method used in each case. Additionally, Note 9 includes a detail of the movements in Goodwill.

3. PROPOSED DISTRIBUTION OF THE HOLDING COMPANY'S RESULTS

The proposed distribution of 2002 earnings that the Board of Directors of the Company will submit to the General Shareholders' Meeting for approval, and the approved distribution for 2001, is as follows (in EURs):

	2002	2001
Amount to be distributed		
Profit for the year	57,222,604.32	62,338,999.81
Distribution:		
- to dividend *(1)*	30,000,000.00	38,000,000.00
- to prior years results	-	5,155,085.64
- to other reserves	27,222,604.32	19,183,914.17
	57,222,604.32	62,338,999.81

(1) In respect of the dividend related to the year 2002, the General Shareholders' Assembly will determine the final dividend per Class "A" and per class "B" share, in accordance with the Company's bylaws, once the economical rights of the Treasury shares have been proportionally distributed to the remaining shares.

4. ACCOUNTING PRINCIPLES

The main accounting principles used in the preparation of the consolidated annual accounts are as follows:

a) Principles of consolidation - The consolidated annual accounts include all companies over which the Group exercises control. Intercompany balances and transactions between Group companies have been eliminated. Associates (investees in which the Group has significant influence) and joint-ventures have been accounted for using the equity method.

b) Foreign currency transactions - Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and losses from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Unrealized exchange gains are not, normally, credited to the income of the period, but are accounted for as a liability in the "Unrealized exchange gains" caption.

c) Currency translation - The financial statements of the individual Group companies are denominated in each company's local currency. For consolidation purposes: the assets and liabilities are translated into EURs at year-end rates; components of the statement of income are translated at average exchange rates for the year; and share capital, additional paid-in capital and reserves are translated at historical rates. Any exchange differences arising as a result of this translation, for majority interests in subsidiaries and interests in related parties, are shown together as a separate component of shareholders' equity in the "Cumulative translation adjustments" caption. In the case of translation differences related to minority interests, these are included in the "Minority interests" caption of the balance sheet.

d) Related companies - The Group considers companies over which it exercizes a significant influence as related companies.

e) Start-up expenses - This caption includes expenses, commissions and taxes related to the Public Offering for Subscription of Shares of October 1999. These expenses are amortized on a straight-line basis over a period of five years.

f) Intangible fixed assets - These assets include the following:

- Research and development expenses – These consist primarily of those expenses incurred by the Group in connection with the development of a business unit focused on the creation of new channels and methods of distribution of products (internet, etc). Capitalized costs are amortized over a 3-5 year period, as from the date the project becomes a functional business.

- Patents, licences and trademarks – These include the cost of acquiring licences for CRS and IT services software developed outside the Group as well as acquired trademarks. These assets are being amortized applying the straight-line method over 3-10 years.

- Intangible rights – These represent the acquisition costs of contracts that give the Group the right to bill for future services, as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3-10 years.

- Rights on assets acquired under finance leases – Rights derived from finance lease agreements, when there are no reasonable doubts that the purchase option will be exercised, are recorded as intangible assets at the present value of the asset. The total of payments due plus the purchase option is recorded as a liability. The difference between both amounts relates to interest expense and is recorded as deferred expenses and subsequently charged to income based on financial criteria. Rights are amortized over the estimated useful life of the asset acquired. Once the purchase option is exercised, the value of the rights recorded and its related accumulated amortization are transferred to tangible fixed assets.

- Software – The value of these assets includes amounts incurred to obtain the ownership or rights to use software, as well as amounts incurred by the Group to develop software applications. This includes e-commerce related developments subsequent to the creation of the business unit previously mentioned in Research and Development. These amounts are capitalized once technical feasibility is established and where it is reasonably anticipated that the cost will be recovered through future activities or benefit future periods. Software is amortized applying the straight-line method over 3-5 years. Software maintenance costs are charged to expense as incurred.

g) Tangible fixed assets - Tangible fixed assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Buildings	50 years
Furniture and office equipment	10 years
EDP equipment	2-5 years
Other tangible fixed assets	3-20 years

Repairs and renewals are charged to income when the expenditure is incurred.

h) Investments - Investments in marketable short and long-term fixed-income and equity securities are recorded at the lower of cost or market.

i) Treasury shares - Treasury shares designated to cover specific commitments, are stated at the lower of cost (which includes the total amount paid upon acquisition plus expenses related to the transaction), market value or exercise price.

Treasury shares not designated to cover specific commitments are recorded at the lower of cost, market or net book value. The difference between cost and market price is accounted for in the income statement, while the difference between the market price and the net book value is recorded against reserves.

In accordance with Article 79.3 of the Spanish Companies' Act, an allocation has been made to the corresponding restricted reserve for the cost of Treasury shares, before any required provision.

j) Goodwill - Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is amortized applying the straight-line method over 4-10 years. Amortization is carried out over 10 years in the case of acquisitions with high strategic value and long-term impact on the Group's business.

When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded against the "Other liabilities" caption. Accumulated unrealized gains from any subsequent remeasurement of the deferred consideration are recorded as deferred income, while accumulated unrealized losses are recorded in the statement of income.

k) Impairment of non-current assets - The Group evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

l) Deferred expenses - Deferred expenses are valued as the difference between the settlement amount and the present value of the liability. These deferred expenses are charged to income based on financial criteria.

m) Negative goodwill - This represents the excess of the fair value of net assets acquired over the purchase price, and is treated similar to deferred income. It is amortized applying the straight-line method over 5 years.

n) Pension and other post-retirement obligations - The Group operates a number of defined benefit and defined contribution pension plans. For defined benefit plans, the costs are calculated using the projected unit credit method. Under this method, the cost of providing pensions for which no insurance contract exists is charged to the statement of income so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is measured as the present value of the estimated future cash outflows using market interest rates, which have terms to maturity approximating the terms of the related liability. All gains and losses for changes in actuarial assumptions are spread forward over the average remaining service lives of employees. When the excess of the unfunded accumulated benefit obligation over the underlying pension plan assets and accrued pension plan liabilities is significant, this difference is recorded as a minimum pension liability with a corresponding charge recorded in the statement of income. The Group's contributions to the defined contribution plans and defined benefit plans for which an insurance contract exists are charged to the statement of income in the period to which they relate.

Some Group companies provide post-retirement healthcare and life insurance benefits to retirees. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by qualified actuaries.

o) Other provisions and contingencies - Risks in connection with claims, trials, indemnities and contingencies considered probable are accrued in accordance with a reasonable estimate of their amount.

p) Revenue recognition - The Group receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the customer. Revenue for other services to travel agencies, airlines and others, is recognized in the month of service.

q) Stock incentive plans - The Group accounts for its obligations under Stock incentive plans as follows:

- Compensation expense is recognized for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

- Compensation expense relating to stock grants (i.e. their market value at the grant date) is recognized over the vesting period of these rights.

r) Financial instruments

i) Currency and interest rate related derivatives

The Group uses financial instruments to hedge certain currency and interest rate exposures. For accounting recognition purposes, the following policy has been applied:

- Cash flow hedges: No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.

- Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
- Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded in the statement of income.
- No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

ii) Equity related instruments

The Group has issued warrants (call options sold) of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. These warrants have been considered as a financial liability in the "Other liabilities" caption, and are consequently re-measured to fair value for which accumulated unrealized losses have been included in the statement of income and accumulated unrealized gains have been recorded in the "Other deferred income" caption until the maturity of the contracts. In order to manage the exposure to a rise in its share price with respect to part of the warrants mentioned before, the Group has acquired Treasury shares. In the event that the warrants covered by Treasury shares were not exercisable, the difference in value arising from the comparison between fair value and net book value of these Treasury shares would be compensated by the balance included in the "Other deferred income" caption.

Equity swap agreements (contracts to buy shares of the Company in future periods), entered into in order to manage the exposure to a rise in the Company's share price with respect to some of the warrants issued as described above, are treated as:

- Derivative financial instruments, when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument: In such cases, accumulated unrealized gains arising from re-measurement to fair value are recorded as deferred income and accumulated unrealized losses are

recorded under Net income/loss from financial activity in the statement of income.

- Instruments similar to a deferred purchase of Treasury shares: When there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and are recorded as an asset. This asset is classified under the "Long-term securities portfolio" caption, as opposed to the "Treasury shares" caption, since the underlying shares are not physically held by the Company. These instruments are valued following the criteria for Investments.

As a component of certain commercial agreements, the Group receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values, with unrealized losses recorded in the statement of income and unrealized gains recorded as deferred income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

s) Income taxes - The income tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred taxes arising from movements in equity (for example arising from the hedge of equity investments in Group and related companies) are charged or credited directly to equity. Deferred tax assets are recognized when the probability of realization is reasonably assured. Deferred tax assets and liabilities are included in the captions of tax receivable and payable and are classified as short or long-term based on the underlying assets and liabilities. Income tax expense includes the income tax for related companies that are subject to tax at the shareholder level.

Tax credits for investments in subsidiaries and associates when there is an increase in the percentage of ownership are deferred, reducing income tax expense on a straight-line basis over the useful lives of the corresponding goodwill. This deferred tax credit is included in the "Other deferred income" caption. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. START-UP EXPENSES

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under start-up expenses are as follows:

Balance at 31.12.00	18,608
Amortization	(4,917)
Balance at 31.12.01	13,691
Amortization	(4,912)
Balance at 31.12.02	8,779

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. INTANGIBLE FIXED ASSETS

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under intangible fixed assets are as follows:

Cost	Research and development Expenses	Patents, licences and trademarks	Intangible rights	Rights on assets acquired under finance lease	Software	Total
Balance at 31.12.00	10,920	83,577	202,721	203,797	164,083	665,098
Additions	403	222	54,370	475	83,303	138,773
Additions due to acquisitions of subsidiaries	134	6,404	3,290	-	7,897	17,725
Retirements & disposals	(6)	(8,882)	(7,283)	(5,014)	(9,956)	(31,141)
Transfers	3	170	-	(11,164)	588	(10,403)
Exchange rate adjustments	(42)	2	2,619	(1,249)	1,669	2,999
Balance at 31.12.01	11,412	81,493	255,717	186,845	247,584	783,051
Additions	-	2,287	26,029	3,148	64,879	96,343
Additions due to acquisitions of subsidiaries	-	16	-	784	3,791	4,591
Retirements & disposals	(56)	(1)	(13,710)	(2,911)	(2,491)	(19,169)
Transfers	-	-	2,777	(8,940)	425	(5,738)
Exchange rate adjustments	(109)	(998)	(10,333)	(1,136)	(7,370)	(19,946)
Balance at 31.12.02	11,247	82,797	260,480	177,790	306,818	839,132

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Accumulated amortization	Research and development expenses	Patents, licences and trademarks	Intangible rights	Rights on assets acquired under finance lease	Software	Total
Balance at 31.12.00	8,588	25,735	83,438	71,942	71,563	261,266
Additions	2,009	10,476	33,159	10,615	33,914	90,173
Retirements & disposals	(1)	(882)	(6,054)	(4,999)	(8,108)	(20,044)
Transfers	1	-	-	(11,132)	196	(10,935)
Exchange rate adjustments	(7)	11	1,236	(457)	584	1,367
Balance at 31.12.01	10,590	35,340	111,779	65,969	98,149	321,827
Additions	665	11,666	42,850	7,208	46,536	108,925
Retirements & disposals	(36)	(1)	(10,339)	(2,447)	(2,195)	(15,018)
Transfers	-	-	-	(8,669)	151	(8,518)
Exchange rate adjustments	(67)	(284)	(5,323)	(985)	(3,418)	(10,077)
Balance at 31.12.02	11,152	46,721	138,967	61,076	139,223	397,139
Net book value at 31.12.00	2,332	57,842	119,283	131,855	92,520	403,832
Net book value at 31.12.01	822	46,153	143,938	120,876	149,435	461,224
Net book value at 31.12.02	95	36,076	121,513	116,714	167,595	441,993

The additions to accumulated amortization of software for 2002 include KEURs 6,819 due to the write down of certain software development projects related to the leisure travel industry.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The most significant component included in the rights on assets acquired under finance lease item refers to the CRS data processing center in Erding. The original (1988) cost of this facility was KEURs 106,558, which was increased due to new construction by KEURs 10,942 during the year 2000. These leases expire on December 31, 2019, although the Group has an option to terminate the main lease on June 30, 2011. At the end of years 2009 and 2019 the Group has the option to purchase the land and the buildings for the residual value of KEURs 70,235 and KEURs 21,097, respectively. Quarterly payments consisted of principal plus interest at an average of 4.98% and 4.93% during 2002 and 2001, respectively.

At December 31, 2002 fully amortized items amount to KEURs 110,706 (KEURs 56,522 at December 31, 2001).

A breakdown of the Group's rights on assets acquired under finance leases classified by asset captions is provided below:

	Balance at 31.12.02			Balance at 31.12.01		
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Land and buildings	126,396	26,570	99,826	126,393	24,178	102,215
EDP equipment	10,992	8,834	2,158	21,196	18,250	2,946
Other fixed assets	40,402	25,672	14,730	39,256	23,541	15,715
	177,790	61,076	116,714	186,845	65,969	120,876

In addition, Note 14.1 includes a breakdown of future payment commitments for assets acquired under finance lease.

The increase in software development projects during the years 2001 and 2002 is mainly due to capitalization of software for IT services as well as on-going investments in the traditional and e-commerce areas. The increase in intangible rights is mainly due to signing bonuses paid to travel agencies and capitalization of costs related to IT services contracts.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. TANGIBLE FIXED ASSETS

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under tangible fixed assets are as follows:

Cost	Land and building	Furniture & office equipment	EDP equipment	Other fixed assets	Total
Balance at 31.12.00	2,566	18,806	261,987	39,523	322,882
Additions	113	4,964	58,818	10,976	74,871
Additions due to acquisitions of subsidiaries	-	103	2,818	297	3,218
Retirements & disposals	-	(839)	(10,629)	(2,411)	(13,879)
Transfers	254	110	11,587	(1,551)	10,400
Exchange rate adjustments	-	(73)	1,815	487	2,229
Balance at 31.12.01	2,933	23,071	326,396	47,321	399,721
Additions	26	2,439	57,135	8,520	68,120
Additions due to acquisitions of subsidiaries	-	235	846	289	1,370
Retirements & disposals	-	(559)	(14,500)	(2,532)	(17,591)
Transfers	-	381	7,577	543	8,501
Exchange rate adjustments	-	(1,164)	(14,984)	(2,927)	(19,075)
Balance at 31.12.02	2,959	24,403	362,470	51,214	441,046
Accumulated depreciation					
Balance at 31.12.00	240	10,361	155,530	17,268	183,399
Additions	53	2,417	47,578	8,096	58,144
Retirements & disposals	-	(676)	(5,999)	(1,621)	(8,296)
Transfers	7	10	10,980	(61)	10,936
Exchange rate adjustments	-	43	1,593	145	1,781
Balance at 31.12.01	300	12,155	209,682	23,827	245,964
Additions	60	2,321	54,643	5,256	62,280
Retirements & disposals	-	(457)	(11,728)	(2,277)	(14,462)
Transfers	-	109	10,197	(1,799)	8,507
Exchange rate adjustments	(3)	(543)	(9,164)	(1,646)	(11,356)
Balance at 31.12.02	357	13,585	253,630	23,361	290,933
Net book value at 31.12.00	2,326	8,445	106,457	22,255	139,483
Net book value at 31.12.01	2,633	10,916	116,714	23,494	153,757
Net book value at 31.12.02	2,602	10,818	108,840	27,853	150,113

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

At December 31, 2002 fully depreciated items amount to KEURs 82,552 (KEURs 73,404 at December 31, 2001).

The additions to accumulated depreciations of hardware for 2002 include KEURs 1,092 due to the write down of certain software development projects related to the leisure travel industry.

The table below summarises the cost and accumulated depreciation of tangible fixed assets located outside of Spain:

	December 31, 2002			December 31, 2001		
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value
Land and buildings	2,959	(357)	2,602	2,933	(298)	2,635
Furniture & office equipment	23,320	(12,949)	10,371	22,025	(11,623)	10,402
EDP equipment	360,440	(251,784)	108,656	324,663	(208,372)	116,291
Other fixed assets	48,830	(22,488)	26,342	44,991	(23,020)	21,971
	435,549	(287,578)	147,971	394,612	(243,313)	151,299

8. LONG-TERM INVESTMENTS

8.1. Balances and movements of the accounts included in this caption for the years ended December 31, 2002 and 2001 are as follows:

Balances and movements for the year ended December 31, 2002:

	Balance at 31.12.01	Additions	Decreases	Transfers	Exchange rate adjustments	Balance at 31.12.02
Investments - equity method (*)	60,815	9,957	(38,341)	26,942	(7,175)	52,198
Loans to related companies	13,015	18,509	-	(12,135)	(1,923)	17,466
Long-term securities portfolio	42,566	10,253	(8,826)	(4,316)	(351)	39,326
Other loans	7,270	3,963	(1,387)	(3,333)	(610)	5,903
Long-term deposits	6,934	8,739	(1,156)	(479)	(996)	13,042
Long-term tax receivable (**)	90,520	44,246	(7,714)	(2,243)	(8,938)	115,871
Provisions	(3,792)	(25,473)	-	3,000	844	(25,421)
	217,328	70,194	(57,424)	7,436	(19,149)	218,385

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Balances and movements for the year ended December 31, 2001:

	Balance at 31.12.00	Additions	Decreases	Transfers	Exchange rate adjustments	Balance at 31.12.01
Investments - equity method (*)	66,514	8,728	(14,216)	1,002	(1,213)	60,815
Loans to related companies	5,042	9,604	(21)	(1,610)	-	13,015
Long-term securities portfolio	5,469	43,696	(6,961)	-	362	42,566
Other loans	5,169	3,820	(594)	(1,141)	16	7,270
Long-term deposits	5,631	2,273	(828)	(264)	122	6,934
Long-term tax receivable (**)	64,501	34,078	(10,099)	-	2,040	90,520
Provisions	(72)	(3,720)	-	-	-	(3,792)
	152,254	98,479	(32,719)	(2,013)	1,327	217,328

(*) Details of investments under the equity method are included in Note 1. During the year 2002 and 2001, decreases primarily relate to the results and the distribution of dividends by the companies included in this caption. The transfer caption in 2002 includes a reclassification for provision of loans related to discontinued operations and the impact of acquiring controlling interest in related parties.
(**) See Note 23.

8.2 The breakdown of Long-term securities portofolio for the years ended December 31, 2002 and 2001 is as follows:

	Balance at 31.12.02	Balance at 31.12.01
Equity instruments similar to treasury shares	28,380	18,780
Investments in companies less than 20%	6,882	8,388
Other	4,064	15,398
	39,326	42,566

Equity swap agreements with no interim cash settlement feature are treated as equity instruments similar to Treasury shares and reported in the "Long-term securities portfolio" caption.

The decrease of Other is mainly due to the exercise of a call option bought on October 1, 2001 to acquire full ownership of one of the National Marketing Companies (NMC).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8.3 The breakdown of Provisions for the year ended December 31, 2002 and 2001 is the following:

	Balance at 31.12.02	Balance at 31.12.01
Equity instruments similar to treasury shares	10,695	720
Long-term loans receivable from related parties (see Note 22)	14,653	-
Other provisions	73	3,072
	25,421	3,792

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. GOODWILL

The balances and movements for the year ended December 31, 2002 of the items included in this caption are as follows:

Company	Balance at 31.12.01	Increase due to acquisitions	Other increase/ decrease	Amortization	Transfers	Exchange rate adjustments	Balance at 31.12.02
Fully consolidated companies							
Amadeus Argentina, S.A.	769	-	-	(769)	-	-	-
Amadeus Data Processing GmbH	226,720	-	-	(37,785)	-	-	188,935
Amadeus GTD Australia, Pty Ltd.	3,686	-	(10)	(1,015)	-	-	2,661
Amadeus Marketing Austria, GmbH	222	-	-	(222)	-	-	-
Amadeus Polska Sp.zo.o.	59	-	-	(56)	-	-	3
CRS Amadeus Perú, S.A.	9	-	-	(9)	-	-	-
e-Travel	5,923	-	(393)	(1,419)	-	(753)	3,358
Eviaggi.com	1,626	-	-	(342)	-	-	1,284
Vacation.com	83,726	-	947	(8,235)	-	(13,291)	63,147
Amadeus Scandinavia AB	-	117,105	-	(3,970)	-	-	113,135
ICSA-T N.V.	-	3,159	-	(820)	1,272	-	3,611
Companies consolidated under the equity method							
Amadeus do Brasil Ltd.	195	-	-	(77)	-	-	118
Amadeus France, S.N.C.	27,041	-	-	(4,282)	-	-	22,759
Internet Travel Agent Inc. (ITA)	1,081	-	-	(566)	-	(112)	403
Travellink AB	4,822	-	-	(1,127)	-	-	3,695
ICSA-T N.V.	1,272	-	-	-	(1,272)	-	-
SAVIA	13,972	-	-	(2,075)	-	-	11,897
Start Amadeus GmbH	28,466	-	-	(3,742)	-	-	24,724
Topas Co Ltd.	6,166	-	-	(2,531)	-	-	3,635
ITravel.com Inc.	10,099	2,709	-	(3,829)	-	(1,493)	7,486
Travel.com.au Ltd.	2,319	-	-	(580)	-	-	1,739
Amadeus Colombia	-	1,841	-	(159)	-	-	1,682
Vivacances	-	750	-	(38)		-	712
	418,173	125,564	544	(73,648)	-	(15,649)	454,984

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The balances and movements for the year ended December 31, 2001 of the items included in this caption are as follows:

Company	Balance at 31.12.00	Increase due to acquisitions	Other increase/ decrease	Amortization	Exchange rate adjustments	Balance at 31.12.01
Fully consolidated companies						
Amadeus Argentina, S.A.	1,773	-	-	(1,004)	-	769
Amadeus Data Processing GmbH	264,505	-	-	(37,785)	-	226,720
Amadeus GTD Australia, Pty Ltd.	692	-	4,040	(1,046)	-	3,686
Amadeus Hellas, S.A.	193	-	-	(193)	-	-
Amadeus Magyaroszag, Kft.	90	-	-	(90)	-	-
Amadeus Marketing Austria, GmbH	655	-	-	(433)	-	222
Amadeus Polska Sp.zo.o.	138	-	-	(79)	-	59
Amadeus Rezervasyion Dagitim Sistemleri AS	223	-	-	(223)	-	-
CRS Amadeus Perú, S.A.	72	-	-	(63)	-	9
e-Travel	-	6,202	-	(457)	178	5,923
Eviaggi.com	-	1,711	-	(85)	-	1,626
Vacation.com	88,445	-	(71)	(9,485)	4,837	83,726
Companies consolidated under the equity method						
Amadeus Brasil Ltd.	271	-	-	(76)	-	195
Amadeus France, S.N.C.	31,373	-	-	(4,312)	(20)	27,041
ICSA-T N.V.	2,038	-	-	(766)	-	1,272
Internet Travel Agent Inc. (ITA)	1,329	-	214	(532)	70	1,081
Travellink AB	-	5,636	-	(814)	-	4,822
SAVIA	16,047	-	-	(2,075)	-	13,972
Start Amadeus GmbH	32,208	-	-	(3,742)	-	28,466
Stellar acces Inc.	594	-	62	(689)	33	-
Topas Co Ltd.	8,697	-	-	(2,531)	-	6,166
ITravel.com Inc.	12,313	-	-	(2,860)	646	10,099
Travel.com.au Ltd.	4,110	-	(1,211)	(580)	-	2,319
	465,766	13,549	3,034	(69,920)	5,744	418,173

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

10. DEFERRED EXPENSES

Balances and movements for the years ended December 31, 2002 and 2001 of the items included under deferred expenses are as follows:

	Loan arrangement expenses	Interest on finance lease contracts	Others	Total
Balance at 31.12.00	-	79,003	-	79,003
Additions	1,491	527	-	2,018
Reductions due to interest rate variations	-	(11,519)	-	(11,519)
Amortization	(400)	(6,798)	-	(7,198)
Balance at 31.12.01	1,091	61,213	-	62,304
Additions	1,424	-	9,558	10,982
Reductions due to interest rate variations	-	(169)	-	(169)
Amortization	(370)	(5,858)	(529)	(6,757)
Balance at 31.12.02	2,145	55,186	9,029	66,360

Additions in Others relate to the difference between the settlement amount and the present value of the deferred purchase consideration for the new investments.

11. TRADE ACCOUNTS RECEIVABLE

The breakdown of this balance as of December 31, is as follows:

	2002	2001
Companies belonging to the Group's significant shareholders	52,094	49,524
Other customers	210,194	180,833
	262,288	230,357

The Group provided an allowance against accounts receivable for estimated cancellations of airline bookings as of December 31, 2002 in the amount of KEURs 75,178; and the Group provided for the related reduction in accounts payable for distribution fees as of December 31, 2002 in the amount of KEURs 38,664. As of December 31, 2001 the related allowances amounted to KEURs 64,539 against accounts receivable and KEURs 32,770 as a deduction in accounts payable.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12. SHAREHOLDERS' EQUITY

12.1. Balances and movements for the years ended December 31, 2002 and 2001 of the items included under Shareholders' equity are as follows:

	Share capital	Additional paid-in capital	Controlling company's legal reserve	Treasury share reserve	Other reserves	Controlling company's prior year results	Reserves in consolidated companies (1)	Cumulative translation adjustments	Net profit attributable to the holding company	Dividend	Total
Balance at 31.12.00	33,437	499,624	7,468	35,725	3,508	42,369	27,217	(7,379)	81,095	(52,232)	670,832
Distribution of 2000 profit	-	-	-	-	-	29,769	(906)	-	(81,095)	52,232	-
Capital decrease	(5,539)	-	-	-	4,985	-	-	-	-	-	(554)
Effect of movements in treasury shares (net)	-	2,913	-	(2,913)	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	-	-	(857)	-	-	(857)
2001 profit	-	-	-	-	-	-	-	-	92,346	-	92,346
Balance at 31.12.01	27,898	502,537	7,468	32,812	8,493	72,138	26,311	(8,236)	92,346	-	761,767
Distribution of 2001 profit	-	-	-	-	1	24,338	30,008	-	(92,346)	37,999	-
Effect of movements in treasury shares (net)	-	(66,858)	-	66,858	-	-	-	-	-	-	-
Other movements	-	-	-	-	(235)	-	732	17,217)	-	(37,999)	(54,719)
2002 profit	-	-	-	-	-	-		-	84,820	-	84,820
Balance at 31.12.02	27,898	435,679	7,468	99,670	8,259	96,476	57,051	(25,453)	84,820	-	791,868

(1) Of total reserves in consolidated companies at December 31, 2002, KEURs 2,566 (KEURs 2,531 at December 31, 2001) are restricted reserves.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12.2. Balances and movements of class "A" and class "B" shares for the years 2002 and 2001 are as follows:

	Class "A" shares (Par value 0.01 Euros)		Class "B" shares (Par value 0.10 Euros)	
	Issued shares	Treasury shares		
As of December 31, 2000	590,000,000	6,213,002	275,367,810	
Disposals	-	(506,589)	(55,384,710)	*(1)*
As of December 31, 2001	590,000,000	5,706,413	219,983,100	
Additions	-	11,366,203	-	
Disposals	-	(1,360,886)	-	
As of December 31, 2002	590,000,000	15,711,730	219,983,100	

(1) Redemption of 55,384,710 class "B" shares, in exchange for 10% of their par value, relating to the Secondary Offering and subsequent private placement during the second quarter of 2000.

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The Treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 19 and warrants issued as described in Note 20.3. Disposals are mainly due to shares and options granted to employees in connection with the Stock Incentive Plan adopted in 1999 and portfolio adjustments made in order to match with the current obligations of the Group.

The acquisition cost of the Treasury shares mentioned above as of December 31, 2002 and 2001 is KEURs 99,670 and KEURs 32,812, respectively. As of December 31, 2002, the Group has recorded a provision for decline in value of Treasury shares amounting to KEURs 38,013, from which KEURs 37,778 have been included in the Profit and Loss Account and KEURs 235 in "Other reserves" caption. There was no provision for decline in value of Treasury shares as of and for the year ended December 31, 2001.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

12.3. Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Group, class "A" shares have greater economic rights than class "B" shares, as the Group would pay out first the par value of class "A" shares and in case of any remaining amounts they would be distributed amongst class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

As of December 31, 2002 and 2001 the Company's shares were held as follows:

Shareholder	Class "A" Shares	Class "B" shares	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Líneas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Others *(1)*	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the Treasury shares and the public shares.

12.4 The General Shareholders' Assembly of June 12, 2002, declared a dividend per class "A" and per class "B" share, in accordance with the Company's by-laws and once the economical rights of the Treasury shares were proportionally distributed to the remaining shares. The final dividend of KEURs 37,999 was paid in July 2002.

12.5 The Company has fully established the required legal reserve. This reserve can only be used in the amount of 20% of the share capital to compensate prior year losses in case no other reserves were available or to increase share capital for the part that exceeds 10% of the share capital following the increase.

12.6 In view of the Group's business structure it was not considered relevant to provide a breakdown of reserves in consolidated companies or of the contribution of each consolidated Company to the consolidated results.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

13. PENSION AND POST-RETIREMENT

Balances and movements for the years ended December 31, 2002 and 2001 of the items included in "Pension provision" caption are as follows:

Balance at 31.12.00	7,622
Annual expense	1,504
Contributions paid	(5,663)
Reclassifications	1,471
Exchange differences	383
Balance at 31.12.01	5,317
Annual expense	1,707
Contributions paid	(495)
Additional minimum liability	2,602
Exchange differences	(735)
Balance at 31.12.02	8,396

In 2001, the "Contributions paid" included KEURs 5,297 relating to insurance contracts suscribed for the Spanish and French pension plans, as well as additional contributions to the pension fund in the U.S., in order to comply with statutory funding requirements.

A summary of the major actuarial assumptions used to calculate the most significant portion of the defined benefit obligation as of December 31, are as follows:

	2002	2001
Discount rate	6.75%	7.25%
Projected annual salary increase	4.5%	5.0%
Expected rate of return on plan assets	8.5%	8.5%
Medical cost trend rate	11.5%	12.0%
Future pension increases	3.5%	3.5%
Projected increase in scale of Social Security contributions	5.0%	5.0%
Mortality table	GRM/F-95 minus 2 years/GRM/F-83	GRM/F-95 minus 2 years/GRM/F-83

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

14. DEBT WITH FINANCIAL INSTITUTIONS

14.1 The breakdown of amounts owed to financial institutions, by maturity, is as follows as of December 31:

	2002	2001
Syndicated loans – short-term	40,000	170,000
Other credit facilities	22,257	44,482
Interest due on loans and credits	1,220	-
Short-term obligations under finance lease	13,643	15,772
Total short-term debt	77,120	230,254
Syndicated loans – long-term	140,000	35,000
Other	222	400
Long-term obligations under finance lease	159,588	171,242
Total long-term debt	299,810	206,642
Total Debt	376,930	436,896

The Group has two syndicated loans as of December 31, 2002 which are under KEURs 341,829 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2002 and 2001, the total unused amounts available under these facilities is of KEURs 461,829 and KEURs 270,000, respectively. The interest rates for the drawdowns on these loans ranged from 3.35% - 4.11% for the year ended December 31, 2002 and from 3.64% - 5.44% in 2001. These loans have commitment fees that range from 0.10% to 0.25% on the unused portion. Under the terms of these loan agreements, the Group is obliged to meet certain covenants, based on its IAS Financial Statements, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The repayment and the maturity schedule for these two facilities as of December 31, is as follows:

	2002		2001	
Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding Amount	Amount of facilities maturing	Repayment schedule for outstanding amount
April 24, 2002	-	-	50,000	50,000
December 31, 2002	-	-	125,000	120,000
April 24, 2003	41,829	40,000	100,000	35,000
April 24, 2004	100,000	100,000	100,000	-
April 24, 2005	100,000	40,000	100,000	-
April 24, 2006	100,000	-	-	-
December 20, 2006	150,000	-	-	-
December 20, 2007	150,000	-	-	-
	641,829	180,000	475,000	205,000

The balance of long-term and short-term obligations under finance lease, as of December 31, 2002 and 2001, is substantially denominated in EUR. Finance lease obligations have accrued interest of between 3.36% and 9.58% during 2002 (between 3.11% and 5.74% in 2001).

The future minimum payments for finance leases, as of December 31, is as follows:

Year(s) due	2002	2001
0 – 1	13,516	15,772
1 – 2	13,767	13,163
2 – 3	12,683	12,804
3 – 4	11,740	12,223
4 – 5	10,045	11,576
5 – 10	40,173	42,995
10 – 15	35,865	35,865
15 – 20	35,442	42,616
Total debt	173,231	187,014

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

14.2. The breakdown of amounts owed for short-term credit facilities, by currency, is set out below as of December 31:

2002			2001		
Credit limit	Outstanding balance	Currency	Credit limit	Outstanding balance	Currency
122,181	18,263	EUR	133,820	39,615	EUR
7,128	2,266	USD	30,058	4,867	USD
2,306	4	GBP	-	-	GBP
4,580	1,724	AUD	-	-	AUD
136,195	22,257		163,878	44,482	

Short-term credit facilities have accrued interest of between 3.36% and 5.60% during 2002 and between 3.60% and 5.25% in 2001.

14.3. The breakdown of long-term credits is as follows as of December 31:

2002			2001		
Credit limit	Outstanding balance	Currency	Credit limit	Outstanding balance	Currency
222	222	EUR	1,000	400	EUR
222	222		1,000	400	

15. OTHER LIABILITIES

The breakdown of this caption as of December 31, is as follows:

	2002	2001
Debt related to equity instruments similar to treasury shares	28,380	18,780
Deferred purchase consideration	31,395	-
Others	3,401	18,617
	63,176	37,397

The deferred purchase consideration liability (payable over a period of 10 years) is derived from certain corporate acquisitions during 2002 (see Note 9). The amount of this liability is contingent on the evolution of the respective businesses acquired.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

16. TRADE ACCOUNTS PAYABLE

The breakdown at December 31, 2002 and 2001 is as follows:

	2002	2001
Companies belonging to the Group's significant shareholders	12,345	13,676
Other creditors	227,670	190,577
	240,015	204,253

These amounts are mostly denominated in EUR and USD.

17. COMMITMENTS WITH THIRD PARTIES

17.1 Operating lease agreements

As of December 31, 2002 the Group has contracted commitments for operating leases totaling KEURs 124,542 (KEURs 138,505 at December 31, 2001).

17.2 Other commitments

As of December 31, 2002 and 2001, the Group had short-term commitments to acquire tangible assets for KEURs 2,190 and KEURs 6,696, respectively. Additionally, the Group has entered into various software licence agreements which could entail future payments. The likelihood that the Group will make these payments is subject to the compliance by the counterparty with certain contractual obligations and certain other events. The maximum amount committed under these agreements, at December 31, 2002, is KEURs 4,550 and KEURs 37,389, for the short and the long-term, respectively (KEURs 4,710 and KEURs 42,658, for the short and the long-term, respectively, at December 31, 2001).

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

18. REVENUES, EXPENSES AND WORK-FORCE

18.1 The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	As of December 31,	
Geographical market	2002	2001
Europe	1,161,074	1,069,912
United States	203,258	248,425
Rest of the world	492,951	465,399
	1,857,283	1,783,736

18.2 A breakdown of the trade revenues and other operating income, denominated mainly in EUR and USD, by type of customer is as follows:

	2002	2001
Companies belonging to the Group's significant shareholders and the Group's related companies	509,694	503,770
Others	1,347,589	1,279,966
	1,857,283	1,783,736

18.3. Likewise, a breakdown of the other operating expenses, denominated mainly in EUR and USD, by type of supplier is as follows:

	2002	2001
Companies belonging to the Group's significant shareholders and the Group's related companies	333,093	345,049
Others	760,028	776,515
	1,093,121	1,121,564

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

18.4. The average number of employees of the Amadeus Group for the year ending December 31, 2002, amounts to 4,088 (3,922 employees in 2001).

19. STOCK INCENTIVE PLANS

Beginning with the International Global Offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual instalments.

ii) The Group granted to senior management a one-time grant of shares which would vest at the end of a three to four year period.

iii) The Group also granted to executive employees (including non-senior members from the management team) in each of the years 1999 to 2002, options to purchase shares of the Group's Common Stock, at the market price on the day of the grant. The aforementioned options vest in equal instalments over a four-year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stocks options ranges from EURs 3.88 to EURs 8.89 per share.

As of December 31, 2002 the number of shares required in order to meet the obligations under these plans is of 160,984 and 8,945,901 for the stock grant and option plans, respectively (535,653 and 6,102,706 as of December 31, 2001, respectively). Total expense recognized relating to grants, including social costs, for the year 2002 is of KEURs 1,924 (KEURs 2,341 in 2001). During the year ended December 31, 2002 the Group delivered 367,006 and 128,797 shares to participants in the stock grant and option plans, respectively (441,542 and 65,047 during the year ended December 31, 2001, respectively).

iv) During 2002, the Group has implemented an Employee Stock Purchase Program. The general conditions of the program allows employees to purchase Company shares every three months up to an established percentage amount of the employee's annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2002 has been KEURs 139.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

20. FINANCIAL INSTRUMENTS

The Group uses the following financial instruments as part of its commercial operations and to manage the risks arisen from fluctuations in currency exchange rates and share market prices:

20.1 Currency derivatives

The Group has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Group is party to a variety of foreign currency forward and option contracts for the management of these exchange rate exposures.

As of December 31, 2002, the details of open foreign currency options and open forward contracts are as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash Flow Hedge	Forward	USD	Jan-03–Jan-05	141,413	17,025
		Others	Jan-03–Jan-05	50,824	228
Hedges of the net investment in a foreign entity	Forward	USD	Jan-03–Dec-03	118,673	7,595
		Others	Jan-03–Jul-03	12,609	300
Others (*)	Forward	USD	Jan-03–Oct- 03	91,270	2,091
		Others	Jan-03–Dec-03	15,956	673
	Option	USD	Aug-03	28,607	1
Total				459,352	27,913

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Group to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash-Flow Hedge	Forward	USD	Dec-04	6,866	935
		Others	Jan-03–Sep-05	95,252	2,485
Hedges of the net investment in a foreign entity	Forward	USD	Mar-03–Sep-04	28,607	3,673
		Others	Jan-03–Nov-03	312	35
Others (*)	Forward	USD	Jan-03	10,980	67
		Others	Jan-03–Apr-03	16,822	382
Total				158,839	7,577

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Group to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

As of December 31, 2001, the details of open foreign currency options and open forward contracts are as follows:

Derivative Assets:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash Flow Hedge	Forward	Others	Jan-02–Dec-02	48,029	837
Others (*)	Forward	USD	Jan-02	25,871	34
Total				73,900	871

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Group to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Derivative Liabilities:

Type	Financial instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash-Flow Hedge	Forward	USD	Jan-02–Dec-04	235,504	8,338
Hedges of the net investment in a foreign entity	Forward	USD	Mar-02–Mar-03	159,310	5,142
Others (*)	Forward	USD	Jan-02–Dec-02	128,447	542
		Others	Dec-02	2,315	16
Total				525,576	14,038

(*) Others include derivative instruments, which do not qualify for hedge accounting, that are used by the Group to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

20.2 Interest rate derivatives

To limit the Group's exposure to increases in interest rates related to a finance lease agreement, the Group has an interest rate swap agreement. This agreement entitles the Group to receive interest at floating rates and obliges it to pay interest at a fixed rate of 5.785%, both relating to a declining schedule of principal amounts, beginning on December 31, 1999 at KEURs 20,016 and ending on December 31, 2004 at KEURs 10,427. The remaining notional amounts of this interest rate swap was KEURs 14,494 and KEURs 16,409 as of December 31, 2002 and 2001, respectively. The estimated fair value of the contract, based on the net present value of the future cash flows, was an unrealized loss of KEURs 696 and KEURs 1,012 as of December 31, 2002 and 2001, respectively.

The Group has entered into two interest rate swap agreements starting October 18, 2002 ending October 20, 2003 and starting November 29, 2002 ending November 29, 2005 with bullet principals of KEURs 50,000 and KEURs 100,000, respectively. These agreements entitle the Group to receive interest at floating rates and pay at a fixed rate of 3.23% and 3.423%, respectively. The agreements entered into are to limit the Group's exposure to increases in interest rates of its credits and loans. The fair value of these agreements as of December 31, 2002 is an unrealized loss of KEURs 1,816.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

20.3 Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Group issued, during the year 2000, warrants to purchase 10,668,000 of its class "A" shares at excersize prices of EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual agreements, the number of warrants is based on the number of class "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Of these warrants, 1,818,000 vested in 2001 and 8,850,000 had vested 50% as of December 31, 2001, with an additional 25% vesting in each of 2002 and 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. The cumulative unrealized gains resulting from the re-measurement of these warrants as of December 31, 2002 is KEURs 47,788 (KEURs 39,608 as of December 31, 2001).

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, the Group entered during the year 2000 into equity swap agreements which allows Amadeus to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.53% to 4.14% and 3.83% to 5.73% during 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The current situation of these agreements is as follows:

	Number of shares		
	December 31, 2001	Transfers	December 31, 2002
Interim cash settlement	9,812,858	(8,000,396)	1,812,462
No interim cash settlement	3,000,000	1,500,000	4,500,000
Converted into Treasury shares	-	6,500,396	6,500,396
	12,812,858	-	12,812,858

In April and June 2002, the periodical interim cash settlement features relating to certain equity swaps were removed corresponding to 5,800,000 and 1,500,000 of class "A" shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of class "A" shares in the fourth quarter of 2001. As a result, these equity swaps have been treated as equity instruments similar to Treasury shares.

As of October 2002, the contract related to 5,800,000 class "A" shares, which were already considered equity instruments, and the contract related to 700,396 class "A" shares from an equity swap with interim cash settlement were exercised and converted into Treasury shares.

The re-measurement to the fair value (based on quoted market prices and using the intrinsic valuation method), of the equity swap agreements with interim cash settlement for the years ended December 31, 2002 and 2001, is a positive result of KEURs 3,898 and unrealized loss of KEURs 18,854, respectively.

c) Warrants and options received

As a component of certain commercial agreements, the group had received warrants for shares of other companies which have expired at December 31, 2002. The estimated fair value of these warrants, based on quoted market prices, on December 31, 2001, was KEURs 57. An after tax loss of KEURs 34 has been recognized as of December 31, 2002. An unrealized loss of KEURs 984 was recognized as of December 31, 2001.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

d) SITA Inc NV depository certificates

As of December 31, 2002 the Group holds 3,214,200 depository certificates of SITA INC NV issued by Stichting "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA INC NV, at a cost of KEURs 3,557, which is included within the "long-term securities portfolio" caption.

21. EXTRAORDINARY INCOME AND EXPENSES

The breakdown at December 31, is as follows:

	2002	2001
Extraordinary expenses		
Treasury shares provision	37,778	-
Other equity instruments	9,975	720
Disposal of fixed asstes	659	1,773
Others	406	3,468
	48,818	5,961
Extraordinary income		
Disposal of securities	-	15,814
Other	5,662	2,479
	5,662	18,293

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

22. DISCONTINUED OPERATIONS

On December 9, 2002, the discontinuance of operations of Atinera Llc, a related company for software development based in the U.S.A, was announced under a formal plan previously approved by its Board of Directors on December 6, 2002. The plan is expected to be completed during 2003.

A detail of the financial statement impact of this discontinued operation as of and for the years ended December 31, is as follows:

	2002	2001
Assets		
Investments – equity method	-	4,134
Loans to related companies	14,653	4,556
Provisions	(14,653)	-
	-	8,690
Statement of Income		
Shares in losses from companies under the equity method		
Before income tax	(22,812)	(7,089)
Income tax	7,344	2,677
Net income (loss)	(15,468)	(4,412)
Statement of Cash-Flows		
Cash-flows from investing activities		
Loans receivable from affiliates	(10,097)	(4,556)

The net income impact disclosed above includes all expected closure costs. No significant gains or losses on disposal are expected in the future.

23. TAXATION

23.1. The companies that make up the Group are all individually responsible for their own tax assessments and hence do not file a consolidated tax return. The majority of these companies are open to tax inspection according to local tax laws in each case.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

23.2. The reconciliation between the Consolidated Income before tax and the Corporate Income Tax expense for fiscal years ended December 31, is as follows:

	2002		2001	
	Amount	%	Amount	%
Consolidated income before tax	166,307	-	171,093	-
Tax calculated at statutory tax rate in Spain	58,207	35.0	59,882	35.0
Losses with no tax benefit recognition	1,091	0.7	1,650	0.9
Recognized tax credits for tax loss carry-forwards and deferred tax assets	-	-	(616)	(0.4)
Effect of higher tax rates in other countries	438	0.3	2,661	1.6
Tax effect for net results from associates and minorities	13,346	8.0	8,343	4.9
Permanent differences due to Goodwill amortization	4,471	2.7	2,942	1.7
Other permanent differences	3,912	2.3	1,815	1.1
Provision against recoverability of certain deferred tax assets	-	-	3,923	2.3
Other	29	-	(1,853)	(1.1)
Corporate Income Tax expense	81,494	49.0	78,747	46.0

23.3. As of December 31, 2002, there are tax credits mainly due to exportation activities amounting to KEURs 15,032 that have been credited to income tax in 2002. An additional amount of KEURs 19,727 will be applied in subsequent years.

Tax credits for investments in subsidiaries and related companies as of December 31, 2002 and 2001, amount to KEURs 39,961 and KEURs 8,549, respectively, and are included in the "Other deferred income" caption.

23.4 As of December 31, 2002 and 2001, details of tax receivables and payables are as follows:

	Receivable		Payable	
	2002	2001	2002	2001
VAT	21,019	17,280	1,156	977
Deferred tax	41,154	22,881	27,216	27,997
Tax receivable / payable	1,606	1,620	5,952	5,466
Income Tax	32,737	18,741	11,147	6,473
Others	1,843	1,844	1,411	1,225
Total short-term tax	98,359	62,366	46,882	42,138
Long term deferred tax	96,144	90,520	80,277	52,247
Tax receivable	19,727	-	-	-
Total long-term tax	115,871	90,520	80,277	52,247

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Tax receivable includes tax credits as a result of the increase in export activities derived from new corporate acquisitions, to be applied in 2003 and subsequent years.

23.5 The Group's deferred tax balances, short-term and long-term, as of December 31, are as follows:

	2002	2001
Assets		
Unused tax losses	37,375	30,975
Finance leases	2,549	2,465
Net cancellation reserve	12,548	8,990
Depreciation and amortization	40,889	34,815
Bad debt provision	9,074	7,439
Hedge accounting	729	6,331
Provision for Treasury shares and other similar equity instruments	16,695	-
Other	17,439	22,386
	137,298	113,401

	2002	2001
Liabilities		
Unrealized gains - foreign currency and financial instruments	1,932	683
Provision for decline in value of investments	49,425	25,856
Depreciation and amortization	27,806	22,509
Capitalization of IT related costs	7,474	7,146
Other	20,856	24,050
	107,493	80,244

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

23.6 The following table shows the expiration dates of unused tax losses as of December 31, for which no deferred tax asset was recognized in the financial statements due to the uncertainty of their recoverability:

Year(s) of expiration	2002	2001
0-1	49	429
1-2	1,786	455
2-3	2,354	2,538
3-4	4,524	159
4-5	1,802	2,691
Unlimited	8,869	621
Total	19,384	6,893

24. OTHER INFORMATION

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 443 in 2002 (KEURs 429 in 2001). No loans, advances or stock options have been granted to the members of the Board of Directors.

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 1,218 and KEURs 1,148 for the years ended December 31, 2002 and 2001, respectively.

Additionally, fees for services similar to audits (such as due diligence, purchase audits, etc.) and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 793 and KEURs 1,039 for the year ended December 31, 2002 respectively, and KEURs 1,695 and KEURs 479 for the year ended December 31, 2001, respectively.

25. SUBSEQUENT EVENTS

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the national marketing company in the German market, from 34% to 100%. The contract has been signed on 26 February, 2003 and the purchase consideration, net of cash acquired, amounts to approximately 73 million euros.

CONSOLIDATED DIRECTORS' REPORT OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INTRODUCTION

Year 2002 started off suffering the aftermath of September 11th and its impact on the world economy. The subsequent war in Afghanistan, although it did not last long, made the geopolitical situation enter into a phase of risk and uncertainty whose effects still last today.

Despite this unfavourable scenario for the travel industry as a whole, Amadeus has performed outstandingly, demonstrating its ability to adapt to difficult times and the resilience of its business model.

Since its IPO, the Group continues showing high growth in total operating revenues (CAGR 11.7%) and operating income (CAGR 9.5%).

The Amadeus business is divided into three different lines of business:

- **Distribution Business**

During 2002, Amadeus has outperformed its competitors, gaining 1.3% travel agency market share, to reach a global 27.2% worldwide market share. Amadeus is continuously improving its state-of-the-art technology which together with the quality of our customer service and the effect of gaining new clients in our IT line of business is helping to convince more and more travel agencies to use our system.

On the other hand, Amadeus technology is helping travel providers to distribute their products through the different channels, becoming in many cases a strategic business partner for many of them.

Amadeus continues expanding the System User concept, which consists of outsourcing the airlines' reservation systems to a common platform. This concept is a unique differentiator of Amadeus strategy, and allows the Group to protect itself against channel shift, making direct distribution a profitable business through a compelling offering to our clients that no other company is able to match. Further members have been added to the System User family bringing the total to more than 130 airlines in 2002. Similarly, Amadeus is protected from the shift to online distribution since the Group is behind the largest online travel agencies in Europe.

Also during this year, Amadeus has fully acquired the remaining 95% of the Scandinavian National Marketing Company (SMART) from SAS. This acquisition allows us to consolidate our position in this market. During the first quarter of 2003, Amadeus acquired the remaining 66% of the German National Marketing Company (START). Germany represents the largest and most important travel market in Europe and accounts for approximately 13% of Amadeus

total bookings. Furthermore, in the case of START the Group will obtain significant benefits from the acquisition which has reinforced our position in the leisure business.

- **Information Technology**

Amadeus' new IT business line was strengthened further during 2002 with the successful migration to System User of British Airways and Qantas, helping our clients to better manage their costs and allowing Amadeus to gain market share in the UK and Australia. The successful completion of these two processes has been an important milestone in the life of Amadeus, as it was its largest ever data migration.

The signing of Finnair and the announcement of another new client in early 2003 is helping to consolidate this line of business which is key for the future strategic positioning of Amadeus.

- **Electronic Commerce**

After last year's acquisition of e-Travel, Amadeus launched in March its new business unit combining all the Amadeus Group's online solutions. This unit is focused on e-commerce expertise and solutions to deliver to our customers, mainly corporates, airlines and travel agencies. Still in its launch period, e-travel has acquired an impressive list of clients including Airbus, DaimlerChrysler, Gateway Inc, Ingersoll-Rand Company, Oracle Corporation, Philip Morris Companies, American Express, Group TUI, Oracle, Volkswagen and Wal-Mart.

ECONOMIC RESULTS

Operating revenues

Amadeus Group revenues come mainly from the invoicing of:

a) Air bookings made through terminals installed both in travel agencies and the airlines' direct sales offices, or via web pages connected to the Amadeus data processing center.

b) Non air bookings: Mainly hotel rooms, car rentals, train tickets as well as other travel services.

c) Data processing capabilities to Start Amadeus (the German NMC, 34% owned by Amadeus) and the information technology services provided to British Airways and Qantas.

d) Other non-booking revenues mainly include issuing fees of air tickets (both paper tickets and electronic ticketing), the sale of statistical information on airline bookings, fare quote services, interlink charges and subscriber fees, as well as the consolidated revenues from Vacation.com.

Revenues from air and non-air bookings increased by 29.7 million Euros in 2002. They represent an increase of approximately 2.1% when compared to the previous year, mainly driven by price and volume increases.

Other revenues grew 41.5 million Euros, representing an increase of 11.7% versus 2001.

The increase in other trade revenues was mainly due to: 12.7 million Euros additional revenues from "Dynamic Availability", 9 million Euros from British Airways and Qantas revenue per passenger boarded activity and 8.9 million Euros from ticketing products.

The total number of bookings net of cancellations registered in 2002, excluding potential future cancellations from the open booking inventory, was 395.6 million, which represents an increase of 2.4% or 9.6 million bookings compared to previous year.

The air bookings increase was 2.8%, representing 9.8 million bookings, while the non-air bookings fell by 1.1% or 0.3 million bookings.

The number of bookings in the European market increased by 3.9% or 9.4 million bookings compared to last year. Additionally, in the Rest of the World markets (excluding North America) the increase was 7.7%, representing 7 million bookings. In the North American market, bookings decreased by 15.8% or 7.2 million bookings.

Operating Expenses

Operating expenses for the twelve months ended December 31, 2002 amounted to 1,601.6 million Euros, which are in line compared to the 1,598.8 million Euros registered in 2001.

This increase in operating expenses is mainly due to the full year impact of costs for e-Travel, the accelerated amortization of certain software development projects related to the leisure industry, as well as higher distribution costs, resulting from increases in Group activity compared to previous year. However, this increase has been partially offset by cost reductions in areas such as advertising & promotion and external services, as well as a decrease in the provision for doubtful debts compared to last year.

The most significant operating expense is the distribution fee paid to third parties (i.e., companies that are not consolidated by the purchase method). This includes mainly National Marketing Companies (NMCs) and system users for bookings made in Travel Agencies and certain Airlines ticketing offices (ATOs/CTOs). Total expenses corresponding to distribution fees during 2002 were 691.4 million Euros, representing an increase of 3.9% compared to the previous year, where total distribution fees were 665.7 million Euros.

Operating expenses, other than distribution fees, include mainly the following concepts:

- Salaries and social charges, which during 2002 increased by 7.1%, mainly due to the 4.2% increase in the average number of employees to 4,088 in 2002 from 3,922 in 2001.

- Amortization expenses, which increased by 14.8% during 2002 compared to 2001, mainly due to the accelerated amortization of certain software development projects related to the leisure travel industry.

- External services expenses, which include among others general and administrative expenses; operating expenses relating to the development and maintenance of pricing and reservation system software and Travel Agencies software, which is mainly developed to facilitate access to the system; central activities of publicity, public relations and conventions; and support activities to the NMCs relating to documentation, training and technical solutions to access the system. External services expense decreased by 11.9% during 2002 compared to 2001.

Operating profits and net results

Operating profit was 316.0 million Euros during 2002, representing an increase of 16.3% from 2001 results of 271.8 million Euros.

Net results for the year ended December 31, 2002, was 84.8 million Euros, compared to 92.3 million Euros for the same period in 2001. This reduction is mainly due to the fact that the operating profit increase (44.2 million Euros) has been offset by non-operating results.

The difference between Net loss from financial activity reported as of December 31, 2002, amounting to 13.9 million Euros and Net loss from financial activity, 38.3 million Euros reported as of December 31, 2001 is mainly due to:

- during the year 2002, the periodical interim cash settlement features relating to certain equity swaps were removed, and certain equity swaps with interim cash settlement were exercised and converted into Treasury shares. Therefore, following these changes, re-measurement to fair value for these instruments and the Treasury shares are included in the "extraordinary expenses" caption. The re-measurement to the fair value of the equity swap agreements with interim cash settlements for the year ended December 31, 2002 and 2001, is a positive result of 3.9 million Euros and unrealized loss of 18.9 million Euros, respectively.

- a reduction in the financial expenses from 20.7 million Euros in 2001 to 15 million euros in 2002, mainly due to the lower average level of indebtness and lower average interest rate.

The share in losses from associate companies under the equity method increased by 14.2 million Euros for the year ended 31 December 2002, compared with last year. This increase is mainly due to the write-off of the Atinera investment together with the expected closure costs, amounting to 11.3 million Euros after taxes.

The difference between Net extraordinary expenses reported for the year ended December 31, 2002, amounting to 43.2 million Euros and Net extraordinary income, 12.3 million Euros reported for the year ended December 31, 2001 is mainly due to:

- the provision for decline in value of Treasury shares and other similar equity swap instruments (considered as financial investments), amounting to 47.8 million Euros pre-tax loss as of December 31, 2002, with no comparable amount in 2001.

- the recognition for the year ended 31 December 2001 of 15.8 million Euros pre-tax gain as a result of the sale for shares held in France Telecom, previously Equant shares.

Outlook

The first months of 2003 continue bringing an uncertain and risky geopolitical situation in the short-term. At this point, Amadeus management remains cautious regarding the outlook for 2003, although fully confident of the long term prospects of the travel industry, the resilience of the business model and the unique strategic positioning of Amadeus.

RESEARCH AND DEVELOPMENT ACTIVITIES

The research and development policy (R&D) for the Amadeus Group is a relevant tool to obtain competitive advantage, to increase efficiency and to improve the Amadeus System functionality as well as to reduce the maintenance and operating costs.
The constant process of modernization that the Group performs to its systems requires that the R&D center located in Nice continuously develops products using the latest state-of-the-art technology available.
During 2002 Amadeus has expensed 68.0 million Euros for R&D activities and capitalized 57.6 million Euros in software development projects.
Amadeus keeps on investing to improve administrative products targeting multinational Travel Agencies. These products have as their main objective the automation of the transmission of booking data during the billing process and the management of customer accounts and its consolidation at a branch or central level.
Amadeus, continuing with 2001 activity, has dedicated part of the resources for R&D to the development and implementation of a common platform for the information technology services ("New Generation Platform") as the basis to market the offering of its information technology services line of business to airlines.

TREASURY SHARES

As of December 31, 2002, the Treasury shares portfolio is composed of 15,711,730 Class "A" shares, equivalent to 0.56% of the share capital of the Company. The accounting value of these Treasury shares at year-end, having deducted the provision for the decline in value, amounts to 61,657,025 Euros.

The Treasury shares portfolio is assigned almost totally to a specific purpose, i.e. the hedging of commitments incurred by the Company in connection with the remuneration systems consisting of stock grant and stock option plans for employees and senior executives or hedging of stock options granted by the Company in partial consideration of commercial transactions carried out by the Company. With regard to the latter, the Company acquired 6,500,396 Class "A" shares as a result of the cancellation of equity swaps entered into with a banking entity with the purpose of partially hedging commercial commitments incurred by the Company.

The Ordinary General Assembly celebrated on June 12, 2002, authorized the Board of Directors to proceed, in one or more acts, with the acquisitions of Treasury shares by the Company itself and by companies of its group, both directly as well as indirectly, as the case might be, in accordance with Article 75 of the Spanish Corporations Law. The maximum number of shares to be acquired cannot exceed 5% of the total Class A shares, provided that the total par value of the shares to be acquired from the date of the General Assembly of Shareholders' meeting together with the total par value of the existing Treasury shares prior to this date does not exceed 5% of the share capital of the Company. The maximum and minimum price to be paid is 125% and 75% respectively of the Stock Market value at the acquisition date. The Board of Directors may use the Treasury shares in consideration of business and corporate transactions, hedging of financial risk derived from commercial transactions, as well as disposal and application of current remuneration systems consisting of the stock grant and stock option plans for employees and senior executives. The authorization is valid for 18 months from the date of celebration of the Ordinary General Assembly.

The Board of Directors has not exercised in general terms, the authorizations conferred by the General Assembly either as of the closing of the financial year or as of the date of issuance of this Director's Report, except in the following cases:

1. Ratification and endorsement to Management of the Company at the Board of Directors meeting celebrated on June 12, 2002, of the acquisition of 800,000 Class "A" shares in order to partially hedge the Employees Stock Option Program, instead of using such purchase of shares for the implementation of the first annuity of the Stock Purchase Plan, as agreed by the General Assembly of Shareholders held on June 20, 2001.

   Management of the Company has exercised in full the authorization conferred by the Board of Directors.

2. Authorization to Management of the Company, at the Board of Directors meeting celebrated on June 12, 2002, so that it may proceed, in one or more acts, with the acquisition of a maximum of 75,000 Class "A" shares of the Company, by the Company itself and/or by companies of the AMADEUS Group, in order to implement the first and second annuity of the Stock Purchase Plan approved by the General Assembly of Shareholders held on June 20, 2001.

   Management of the Company has partially exercised the authorization conferred by the Board of Directors for the acquisition of 20,214 shares.

3. Ratification and endorsement to Management of the Company at the Board of Directors meeting celebrated on December 11, 2002, of the acquisition of 3,200,000 Class "A" shares in order to hedge the fourth annuity of the Employees Stock Option Program.

Management of the Company has exercised in full the authorization conferred by the Board of Directors.

The Company has disposed of 515,293 Class "A" shares during the calendar year 2002 in order to fulfill its obligations related to the stock incentive plans for employees and/or senior executives.

OTHER RELEVANT FACTS

- **Travel Distribution (to travel agents and airline sales offices)**

The System User concept continues to gain momentum in the airline industry. During this year Aeroflot, Cubana de Aviacion and Air Litoral have joined in, while others like Thai Airways International agreed to extend their longstanding relationship with Amadeus.

During this period Amadeus strengthened its reputation as the travel agent's partner of choice and signed new contracts with L'Alianxa, one of Colombia's largest and most powerful travel agency consortia, and renewed local GDS agreements with Kuoni in several markets.

In the non-air market Amadeus has introduced new products for cars and hotel distribution (Dynamic Access and Complete Access Plus) with Marriot Hotel and Avis as launch partners. Also the booking tool for cruises, Amadeus Cruise, continues to gain popularity with new cruise operators like Costa Cruises, Norwegian Cruise Line, Fred Olsen Cruises and Orient Lines being distributed.

In order to increase our penetration within the Chinese market Amadeus reached a breakthrough agreement with TravelSky Technology Ltd., China's only computer reservation system, to become the first GDS to enable 7,000 Chinese travel agencies to book hotels, car rental and other related products worldwide.

- **Electronic Commerce**

e-Travel, is the new business unit focused on e-commerce expertise that includes all Amadeus online solutions. During this period Amadeus e-Travel released the latest version of e-Travel® Aergo (Global) V4.0, the world's most widely deployed online self-booking travel solution for corporations and travel agencies, and Planitgo Version7, with improved functionality and technical specifications over the previous version.

Also in the e-commerce arena, Amadeus launched two new travel portals:

- www.travellink.com, a joint venture between Amadeus, SAS and Tele2 serving small and medium-sized businesses in Sweden, Denmark and Norway.

- www.vivevacances.com for the French market where Amadeus has teamed up with Groupe Galeries Lafayette.

➢ **Information Technology Services**

Finally, British Airways and Qantas successfully completed the switch of all their sales offices to using the Amadeus sales system in February and November respectively, as a first milestone to become users of the New Generation Platform of IT. Also Finnair confirmed its plans to migrate its passenger service systems, for inventory and departure control, to the Amadeus IT solution, becoming Amadeus' third client for this line of business.

RELEVANT FACTS OCCURRED AFTER THE CLOSING OF THE YEAR

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the national marketing company in the German market, from 34 to 100 per cent. The contract has been signed on 26 February, 2003 and the purchase consideration, net of cash acquired, amounts to approximately 73 million Euros.

STOCK MARKET ASPECTS

The Company is a publicly traded Company on the Madrid and Barcelona Stock Exchange (continuous market) since 19 October 1999.

The Company makes up part of the selective group of companies included in the IBEX 35 Index since the beginning of the year 2000 and it is traded in a special segment of the market called "Nuevo Mercado" of the Spanish Automated Quotation System since the creation of such segment on 10 April-2000.

Since December 1999, the company is also listed in the Paris and Frankfurt Stock Exchanges.

In accordance with the last available communication of significant participation filed with the Spanish Stock Exchange Commission, the shareholding structure of the company is as follows:

Shareholders	N° of Class "A" shares	N° of Class "B" Shares	Par Value in euro	% Class "A" shares	% Class "B" shares	% Class "A" + "B" shares
Air France	137,847,654		1,378,476.54	23.36%		35.69%
		85,782,614	8,578,261.40		39.00%	
Iberia	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Lufthansa	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Others*	236,500,000		2,365,000.00	40.08%		8.47%
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**	**100.00%**

* Treasury shares and public shares included.

** Par Value of Class "A" shares is 1 cent of euro and meanwhile Par Value of Class "B" shares is 10 cents of euro.

GOVERNING RULES

The Board of Directors has always been aware of the importance of having, not only for the market, but also for the proper functioning of the Company as far as its transparency is concerned, a set of guidelines containing the corporate governance practises, following, until now, the recommendations of the "Olivencia Code" and in the future the "Aldama Committee".

Having this set of guidelines means nothing without an adequate level of compliance. This level of compliance is shown by the Company, on an annual basis, through the filing with the National Securities Market Commission (CNMV) of a "Report form on corporate governance practises of publicly traded companies" with the purpose of making public this information. The filing corresponding to the year ended as of December 31, 2001, took place on 24 May 2002.

The Company has established its governing rules, in addition to the provisions set forth in the By-laws (approved by the General Assembly on August 11, 1999), in the Regulations of the Board of Directors and in the Code of Conduct, both approved by the Board of Directors on September 27, 1999.

Board of Directors

The Board of Directors of the Company consists of a minimum of five (5) and a maximum of twenty (20) members, elected by the Shareholders' Meeting for a period of four (4) years, who may be re-elected for additional consecutive periods of 4 years.

Current membership: At closing, the Board of Directors of the Company consists of thirteen members.

Three of the thirteen members of the Board are independent Directors while the remaining ten members of the Board are controlling Directors.

The Independent Directors are appointed to represent the shareholders of the Company that hold the floating capital.

The three independent Directors are the following:

Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Fröschl

The remaining ten members of the Board (controlling Directors) represent the significant shareholders in the Company.

With the occasion of the Ordinary General Assembly of Shareholders held on 12 June 2002, Messrs. Peter Franke and Pierre-Henri Gourgeon were re-elected as Company Directors for an additional four year term.

Committees of the Board of Directors

As per the By-laws and the Regulations of the Board of Directors of Amadeus, the Board is advised by three different Committees, i.e., the Nominating Committee, the Audit Committee and the Compensation Committee. The Committees do not have decision-making authority, but have an advisory role, making recommendations or proposals to the Board of Directors.

- Nominating Committee:

  Composition:

  The Nominating Committee is composed of three members. Currently, the three members of the Nominating Committee are controlling Directors who are the following:

  Mr.Guillermo Serrano de Entrambasaguas
  Mr. Karl-Ludwig Kley
  Mr. Pierre-Henri Gourgeon

  General Functions:

  The Nominating Committee, among other functions, has to review, report and make recommendations to the Board of Directors on the appointment of Independent Directors.

➢ Audit Committee:

Composition

After the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Audit Committee were modified in such a way that, currently it is composed of four (4) members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

As a result of the modification of the By-laws, the Regulations of the Board of Directors were modified accordingly.

On 27 September 2002, the Board of Directors re-elected the Independent Director Mr. Fernando Conte García as Audit Committee member for an additional two year term. Additionally, the Board of Directors appointed the other three Audit Committee members, Mr. Friedrich Fröschl (Independent Director) Mr. Philippe Calavia and Mr. Enrique Dupuy, both Directors representing significant shareholders.

The Audit Committee members, in session celebrated on 10 December 2002, appointed the Independent Director Mr. Friedrich Fröschl as Chairman of the Audit Committee.

General Functions

The Audit Committee has to review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such independent auditors, adequacy of the audit accounting and control procedures of the Company and any other such matters as the Board may from time to time prescribe.

In particular, the Audit Committee shall analyze, report on and review the following matters or issues:

a. Audit issues

- The financial statements submitted periodically to the full Board.
- The periodic information submitted to the Securities Exchanges on which securities issued by the Company are listed.
- The Annual Financial Statements and Management Report submitted to the full Board in order to be drawn up in accordance with the Law.
- The Auditors' report, with particular attention to the provisions of Article 210.2 of the Corporations Law.
- The responses of the Company's management bodies to the recommendations made by the Auditor in connection with the year's audit.
- Exceptional investment operations or those of any other nature not envisaged in the annual budget, of such importance as to render it advisable.
- Prospectuses relating to the issue of securities and, in general, any financial information of the Company made available to the public.

b. Issues of control

- Internal control policies and procedures at the Company in relation to expenditure, investment etc.
- Codes of Conduct of Senior Management personnel of the Company.
- Internal Code of Conduct on matters relating to the Securities Markets.
- Internal systems of control, proposing, if necessary, the appropriate amendments.
- Accounting practices and principles applied in drawing up the Company's Annual Financial Statements.

c. Issues of compliance

- Policies and procedures established to ensure due compliance with the Rules in the various areas of operations of the Company and its subsidiaries and investee companies.
- Receive information and, if appropriate, issue reports on disciplinary measures applied to members of the senior management team of the Company and its subsidiaries and investee companies.

The Audit Committee shall consider any other matter submitted to it by the full Board or by the Chairman.

➢ Compensation Committee:

Composition:

After the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Compensation Committee, were modified in such a way that currently, it is composed of four (4) members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

As a result of the modification of the By-laws, the Regulations of the Board of Directors were modified accordingly.

On 27 September 2002, the Board of Directors re-elected the Independent Directors Messrs. Fernando Conte García and Francis Lorentz as Compensation Committee members for an additional two year term. Additionally, the Board of Directors appointed the other two Compensation Committee members, Mr. Ralf Teckentrup and Mr. Christian Boireau, both representing significant shareholders Directors.

The Compensation Committee members, in a session celebrated on 13 November 2002, re-elected the Independent Director Mr. Fernando Conte García as Chairman of the Compensation Committee.

General Functions:

The Compensation Committee has to review, report and make recommendations to the Board on the management remuneration policies of the Company including salary and fringe benefits of appointed officers; other remuneration such as incentive compensation, deferred compensation and stock plans; director's compensation and benefits and other such matters as the Board from time to time prescribes.

In particular, the Compensation Committee shall perform the following functions of making proposals and reporting to the Board of Directors:

- The approval of the remuneration scales for the Chief Executive Officer of the Company.
- The approval of standard contracts for Senior Managers.
- The establishment of the rules governing remuneration for the Chairman, Vice Chairman, Secretary and Vice Secretary.
- The establishment of the remuneration payable to the Directors and the periodic review of the same so as to ensure that it is appropriate given the tasks undertaken by them.
- Reporting on incentive plans.
- The drawing-up of an annual report on the policy regarding the remuneration of Directors in accordance with the Regulations of the Board.
- All other functions granted to it by these Regulations regarding the making of proposals and preparation of reports.

Internal Code of Conduct

The Board of Directors, on the occasion of the Public Offering of shares of October 1999, approved on 27 September 1999, the Internal Code of Conduct on Securities Market Related matters in accordance with the provisions of the Royal Decree 629/1993, of May 3, on rules of conduct on securities markets and mandatory registers.

The Code applies mainly to the Directors, Senior Management of the Company, as well as any other staff members whose duties are related with the securities markets. The Code aims to establish a compulsory internal legal framework by which the behaviour of the persons affected is regulated.

The Code of Conduct establishes guidelines in the following areas:

- Use of privileged information.
- Safeguarding of privileged information.
- Notification of transactions with Company's shares.
- Conflicts of interest.
- Relevant facts.
- Confidential documents.
- Treasury share transactions.

Additionally, the Code establishes the body in charge of monitoring compliance with the provisions of the Code, who is the Secretary of the Board of Directors and any additional persons designated by the Secretary to assist him. The Code also makes reference to the term and breaches.

In view of the new Law 44/2002, of November 22 (Ley de Medidas de Reforma del Sistema Financiero) and more in particular, its Additional Provision Fourth, the Internal Code of Conduct is in process of review by the Company in order to adapt it, if necessary to the new provisions of the aforementioned Law (basically referred to the use of privileged information and notification of relevant facts).

BOARD OF DIRECTORS

Composition referred to as of December 31, 2002, as well as to the date of adoption of the Annual Accounts and Directors Report.

CHAIRMAN

Karl-Ludwig Kley

DIRECTORS

Guillermo Serrano de Entrambasaguas
Manuel López-Colmenarejo
Enrique Dupuy de Lôme
Pierre-Henri Gourgeon
Jean Paul Hamon
Philippe-Clément Calavia
Christian Boireau
Peter Franke
Ralf Teckentrup
Fernando Conte García
Francis Lorentz
Friedrich Fröschl

SECRETARY (non Director)

Tomás López Fernebrand

VICE-SECRETARY (non Director)

Jacinto Esclapés Díaz

Madrid, 31st of March of 2003

Amadeus Global Travel Distribution, S.A

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income for the years ended December 31, 2002 and 2001 as included in the consolidated financial statements prepared under International Accounting Standards and in the consolidated annual accounts

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

REPORT ON AGREED-UPON PROCEDURES

To the Board of Directors of Amadeus Global Travel Distribution, S.A.:

We have performed the procedures described in the following paragraphs on the attached reconciliation of the consolidated shareholders' equity and net income for the years ended December 31, 2002 and 2001 as included in the consolidated financial statements prepared under International Accounting Standards (IAS) and in the consolidated annual accounts prepared under Generally Accepted Accounting Principles in Spain (Spanish GAAP), of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the Group), the preparation and contents of which is the responsibility of the Group's Directors.

Our work consisted in applying the following procedures that were previously agreed upon with the Group's Management:

1. Compare the amounts included as shareholders' equity and net income, as per Spanish GAAP as of and for the years ended December 31, 2002 and 2001 with the audited consolidated annual accounts.

2. Compare the most significant amounts included as IAS adjustments with the corresponding accounting entries and reconcile to supporting documentation.

3. Compare the amounts included as shareholders' equity and net income in accordance with IAS as of and for the years ended December 31, 2002 and 2001 with the audited consolidated financial statements

In performing the above procedures no reportable matters in connection with the presentation of the afore-mentioned reconciliation have been found.

Since the work resulting from the agreed-upon procedures mentioned previously has, in any case, a reduced scope that is significantly less than an audit or limited review, we do not express an opinion on the reconciliation of the consolidated shareholders' equity and net income for the years ended December 2002 and 2001 as included in the consolidated financial statements prepared under IAS and in the consolidated annual accounts prepared under Spanish GAAP.

Had we performed additional procedures or had we performed an audit or limited review of the reconciling items indicated above, other matters or aspects might have come to our attention that would have been reported to you.

This report has been prepared for the exclusive use of the Board of Directors of Amadeus Global Distribution, S.A. and its subsidiaries (including its submission to the CNMV), and therefore should not be used for any other purpose or to be distributed to any other parties. This report refers exclusively to the matters or items stated previously and does not extend to the consolidated financial statements prepared under IAS or consolidated annual accounts prepared under Spanish GAAP of Amadeus Global Travel Distribution, S.A. and its subsidiaries regarded as a whole.

DELOITTE & TOUCHE


INSTITUTO DE AUDITORES-CENSORES JURADOS DE CUENTAS DE ESPAÑA
DELOITTE & TOUCHE, S.A.
R.O.A.C. nº S0665
MADRID

F. Javier Peris Álvarez

March 31, 2003

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the years ended December 31, 2002 and 2001 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the years ended December 31, 2002	2001
Net Income-Spanish GAAP		**84,820**	**92,346**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	23,826	23,826
Treasury shares and other similar equity instruments	2	30,628	355
Public Offering expenses	3	3,194	4,046
Unrealised exchange gains	4	(580)	(4,848)
Accounting for financial instruments	5	(670)	927
Equity related instruments	6	5,869	16,071
Net Income-IAS		**147,087**	**132,723**

Reconciliation of Shareholders' Equity

	Note	For the years ended December 31, 2002	2001
Shareholders' equity Spanish GAAP		**791,868**	**761,767**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(115,163)	(142,458)
Treasury shares and other similar equity instruments	2	(96,308)	(51,124)
Public Offering expenses	3	(5,706)	(8,899)
Unrealised exchange gains	4	4,895	5,475
Accounting for financial instruments	5	6,101	(6,002)
Equity related instruments	6	36,653	33,077
Shareholders' equity-IAS		622,340	591,836

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired treasury shares and other similar equity instruments

   In accordance with IAS, treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

   For Spanish GAAP, these derivative instruments are accounted for as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
   b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
   c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.

d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to treasury shares are described in section 2.

Amadeus Global Travel Distribution, S.A

Auditors' Report,
Annual Accounts and
Directors' Report
for the Year Ended December 31, 2002

"Free translation of an audit report and of annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish-language version prevails. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Spain may not conform with generally accepted accounting principles in other countries.

Raimundo Fdez. Villaverde, 65
28003 Madrid
España

Tel.: +(34) 915 14 50 00
Fax: +(34) 915 14 51 80
www.deloitte.es

Deloitte & Touche

"Free translation of an audit report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish-language version prevails."

INDEPENDENT AUDITORS' REPORT ON THE ANNUAL ACCOUNTS

To the Shareholders of Amadeus Global Travel Distribution, S.A.:

We have audited the annual accounts of Amadeus Global Travel Distribution, S.A (the Company) which comprise the balance sheet as of December 31, 2002 and the related statement of income and notes for the year then ended, the preparation of which is the responsibility of the Company's management. Our responsibility is to express an opinion on the annual accounts, taken as a whole, based on procedures performed in accordance with generally accepted auditing standards, which require examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts, the accounting principles used and estimates made.

In accordance with commercial legislation and for comparative purposes, the Directors present the corresponding amounts for 2001, together with the figures for each item included in the balance sheet and in the statements of income and of source and application of funds for 2002. Our opinion refers exclusively to the year 2002 annual accounts. On March 26, 2002, we issued an audit report on the 2001 annual accounts, in which we expressed an unqualified opinion.

In our opinion, the attached annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Amadeus Global Travel Distribution, S.A. as of December 31, 2002 and the results of its operations and the resources obtained and applied for the year then ended, and contain the necessary information for an adequate interpretation and understanding, in conformity with generally accepted accounting principles applied on a basis consistent with that of the previous year.

The accompanying Directors' report for year 2002 contains those explanations which the management considers appropriate of the Company's situation, its activities and other matters and does not form an integral part of the annual accounts. We have verified that the accounting information contained in the management report is in accordance with the annual accounts for the year 2002. Our procedures as auditors are limited to the verification of the Directors' report to the extent described in this paragraph and do not include a review of information different from that obtained from the accounting records of the Company.

DELOITTE & TOUCHE

F. Javier Peris Álvarez

March 31, 2003

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Assets	2002	2001
Fixed assets	**1,029,683**	**957,999**
Start-up expenses (Note 5)	8,779	13,691
Intangible fixed assets (Note 6)	72,415	80,108
Research and development expenses	10,048	10,032
Patents, licenses and trademarks	21,414	21,354
Intangible rights	99,617	90,551
Software	12,924	12,015
Accumulated amortization	(71,588)	(53,844)
Tangible fixed assets (Note 7)	7,786	10,140
Furniture and office equipment	1,104	1,066
Other tangible fixed assets	24,504	22,756
Accumulated depreciation	(17,822)	(13,682)
Investments (Note 8)	879,046	821,248
Investments in Group companies	702,608	412,994
Loans to Group companies	96,754	276,749
Investments in related companies	193,674	193,647
Loans to related companies	2,814	1,069
Long-term securities porfolio	38,720	40,759
Long-term deposits	8,994	4,997
Long-term tax receivable (Note 18)	72,276	27,144
Provisions	(236,794)	(136,111)
Treasury shares	61,657	32,812
Deferred expenses (Note 9)	**10,889**	**1,091**
Current assets	**326,065**	**269,638**
Receivables	303,636	209,953
Trade accounts receivable (Note 10)	231,077	205,012
Accounts receivable - Group companies	41,221	10,427
Accounts receivable - related companies	7,912	6,553
Other accounts receivable	13,863	5,144
Employee advances	373	196
Tax (Note 18)	47,379	20,153
Provisions for doubtful accounts	(38,189)	(37,532)
Short-term financial investments	19,966	56,441
Loans to Group companies	9,897	41,303
Loans to related companies	-	4,600
Other loans	146	49
Other credits	18	31
Deposits	9,905	10,458
Cash	1,352	1,962
Prepaid expenses	1,111	1,282
Total	**1,366,637**	**1,228,728**

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

BALANCE SHEETS AS OF DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Liabilities and shareholders' equity	2002	2001
Shareholders' equity (Note 11)	**731,901**	**713,084**
Share capital	27,898	27,898
Additional paid-in capital	435,679	502,537
Legal reserve	7,468	7,468
Treasury shares reserve	99,670	32,812
Other reserves	103,963	85,185
Results from previous years	-	(5,155)
Net income for the year	57,223	62,339
Deferred income	**95,284**	**58,693**
Unrealized exchange gains	6,017	8,046
Other deferred income	89,267	50,647
Provisions for liabilities	**4,950**	**3,678**
Other provisions	4,950	3,678
Long-term liabilities	**226,966**	**64,215**
Debt with financial institutions (Note 12)	140,000	35,000
Long-term debt - Group Companies	24,370	-
Other liabilities (Note 13)	62,596	29,215
Short-term liabilities	**307,536**	**389,058**
Short-term debts with financial institutions (Note 12)	50,301	184,202
Accounts payable - Group and related companies	129,207	97,687
Accounts payable - Group companies	105,290	78,748
Accounts payable - related companies	23,917	18,939
Trade creditors	110,099	91,780
Trade accounts payable (Note 10)	110,099	91,780
Non-trade creditors	16,104	13,027
Tax (Note 18)	1,488	2,350
Other accounts payable	9,190	6,493
Personnel related	5,426	4,184
Accruals	1,825	2,362
Total	**1,366,637**	**1,228,728**

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Debit	2002	2001
Expenses		
Personnel expenses		
Salaries	22,438	20,770
Social benefits	7,227	5,219
Depreciation and amortization of fixed assets	29,539	27,026
Net change in short-term provisions	7,487	23,381
Other operating expenses		
External services	17,914	31,382
Local taxes	266	90
Other operating expenses (Note 15.3)	1,558,757	1,478,953
Total operating expenses	1,643,628	1,586,821
Operating income	**146,405**	**106,874**
Financial expenses		
For debts with Group and related companies	241	2
Other financial expenses with third parties	14,321	18,151
Other financial expenses	71	21,826
Exchange losses	-	3,075
Total expenses from financial activity	14,633	43,054
Net income from financial activity	**58,021**	**-**
Income before extraordinary items	**204,426**	**99,267**
Provisions for long-term investments (Note 8.6)	100,683	23,871
Loss on disposal of fixed assets	-	186
Losses related to treasury shares	37,778	-
Extraordinary losses	1,276	1,213
Expenses and losses from previous years	-	151
Total extraordinary expenses	139,737	25,421
Net income before tax	**69,039**	**86,841**
Corporate income tax (Note 18)	11,816	24,502
Net income for the year	**57,223**	**62,339**

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Credit	2002	2001
Revenues		
Trade revenues (Notes 15.1 and 15.2)	1,782,682	1,692,576
Other operating income	7,351	1,119
Total operating revenue	1,790,033	1,693,695
Income from long-term investments		
Dividends from Group companies	20,580	5,410
Dividends from related companies	10,821	10,382
Dividends from third parties	375	22
Financial and related income		
Group companies	10,791	18,429
Related companies	382	325
Other financial income	5,638	879
Exchange gains	24,067	-
Total income from financial activity	72,654	35,447
Loss from financial activity	**-**	**7,607**
Profit on disposal of fixed assets	746	12,972
Profit related to treasury shares	634	21
Extraordinary income	669	2
Profit from prior years	2,301	-
Total extraordinary income	4,350	12,995
Net extraordinary expenses	**135,387**	**12,426**

1. Activity

Amadeus Global Travel Distribution, S.A. ("the Company") was created in Madrid on July 14, 1988. The Company is the holding company of the Amadeus Group ("The Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system (CRS), and through its new e-commerce channel of distribution. Additionally, the Company provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control. The Company's share and ownership structure are described in Note 11.

Due to the Company's activity, it does not have any responsibilities, expenses, assets, contingencies or liabilities of environmental nature which may have a significant impact in the net equity, finance position or net income of the Company. As a result, the Company does not present any type of breakdown with regards to environmental issues in the notes to the annual accounts.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The companies consolidated within the Group are:

Name	Type of company	Country	Activity	Direct participation % (3)	Indirect participation %	Date of acquisition or creation (2)
Fully Consolidated Companies						
Amadeus América S.A.	Sociedad Anónima	Argentina	Regional Support	100%	-	28.04.00
Amadeus Argentina S.A.	Sociedad Anónima	Argentina	Distribution	80%	-	06.10.97
Amadeus Asia Ltd	Limited	Thailand	Regional Support	100%	-	24.11.95
Amadeus Austria Marketing GmbH	GmbH	Austria	Distribution	100%	-	13.02.88
Amadeus Benelux N.V.	N.V.	Belgium	Distribution	100%	-	11.07.89
Amadeus Bolivia SRL	SRL	Bolivia	Distribution	100%	-	14.03.02
Amadeus Central and West Africa S.A.	Sociedad Anónima	Ivory Coast	Distribution	100%	-	03.10.01
Amadeus Data Processing GmbH	GmbH	Germany	Data processing	100%	-	01.04.88
Amadeus Denmark A/S (8)	A/S	Denmark	Distribution	-	100%	31.08.02
Amadeus GDS LLP	LLP	Kazakhstan	Distribution	100%	-	08.01.02
Amadeus GDS (Malaysia) Sdn.Bhd.	Sdn. Bhd.	Malaysia	Distribution	100%	-	02.10.98
Amadeus GDS Singapore Pte. Ltd.	Pte. Ltd.	Singapore	Distribution	100%	-	28.02.98
Amadeus Global Ecuador S.A.	Sociedad Anónima	Ecuador	Distribution	100%	-	12.01.96
Amadeus Global Travel Distribution, S.A.	Sociedad Anónima	Spain	Management of the Group	N/A	N/A	14.07.88
Amadeus Global Travel Israel Ltd.	Limited	Israel	Distribution	90%	-	23.03.00
Amadeus GTD Australia Pty.Ltd.	Pty Ltd.	Australia	Distribution	100%	-	18.11.97
Amadeus Hellas S.A.	Sociedad Anónima	Greece	Distribution	100%	-	30.12.92
Amadeus Magyaroszag Kft	Korlatolt Felelossegu Tarsasag (Ltd)	Hungary	Distribution	100%	-	13.10.93
Amadeus Marketing (Ghana) Ltd.	Limited	Ghana	Distribution	100%	-	14.11.00
Amadeus Marketing Ireland Ltd	Limited	Ireland	Distribution	100%	-	20.06.01
Amadeus Marketing Italia S.P.A.	Societá per Azioni	Italy	Distribution	100%	-	18.12.92
Amadeus Marketing Nigeria Ltd	Limited	Nigeria	Distribution	100%	-	18.05.01
Amadeus Marketing Philippines, Inc	Inc.	Philippines	Distribution	100%	-	09.06.97
Amadeus Marketing Schweiz A.G.	A.G.	Switzerland	Distribution	100%	-	09.06.94
Amadeus Marketing (U.K.) Ltd.	Limited	Great Britain	Distribution	100%	-	13.07.88
Amadeus NMC Holding Inc.	Inc.	U.S.A.	Regional Support	100%	-	17.04.95
Amadeus North America LLC. (1)	Limited	U.S.A.	Distribution	-	100%	28.04.95
Amadeus Norway AS (8)	AS	Norway	Distribution	-	100%	31.08.02
Amadeus Paraguay S.R.L.	S.R.L.	Paraguay	Distribution	100%	-	13.03.95
Amadeus Peru S.A.	Sociedad Anónima	Perú	Distribution	100%	-	12.10.95
Amadeus Polska Sp.zo.o.	Sp.zo.o.	Poland	Distribution	75.5%	-	17.12.92
Amadeus Receptionsservice (8)	AB	Sweden	Distribution	-	100%	31.08.02
Amadeus Rezervasyon Dagitim Sistemleri A.S.	Anonim Sirketi	Turkey	Distribution	100%	-	11.05.94
Amadeus sas	Société Anonyme	France	Software development and product definition	100%	-	02.05.88
Amadeus Scandinavia AB	Limited	Sweden	Distribution	100%	-	31.08.02
Amadeus Services Ltd.	Limited	Great Britain	Software development	100%	-	20.07.00
Amadeus Services Asia Pacific Pty.Ltd.	Limited	Australia	Software development	100%	-	12.12.00

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Name	Type of company	Country	Activity	Direct participation % (3)	Indirect participation %	Date of acquisition or creation (2)
Fully Consolidated Companies (continued)						
Amadeus Sweden AB (8)	AB	Sweden	Distribution	-	78.25%	31.08.02
Americs AB (8)	AB	Sweden	Distribution	-	100%	31.08.02
CRS Amadeus América S.A.	Sociedad Anónima	Uruguay	Regional Support	100%	-	22.07.93
e-Travel, Inc. (1)	Inc.	U.S.A.	E-commerce	-	100%	27.07.01
Eviaggi.com S.P.A.	Sozietá per Azioni	Italy	E-commerce	100%	-	01.10.01
ICSA-T Australia Pty Ltd (7)	Limited	Australia	Software development	-	100%	30.11.02
ICSA-T France S.A.R.L. (7)	S.A.R.L.	France	Software development	-	100%	30.11.02
ICSA-T India Pvt Ltd (7)	Limited	India	Software development	-	75%	30.11.02
ICSA-T Holding Inc (7)	Inc	U.S.A.	Software development	-	100%	30.11.02
ICSA-T LLC. (1) (4) (7)	Limited	U.S.A.	Software development	-	100%	01.03.00
ICSA-T N.V. (5)	N.V.	Belgium	Software development	90%	10%	07.08.98
ICSA-T Scandinavia AB (7)	AB	Sweden	Software development	-	100%	30.11.02
ICSA-T Travel Software GmbH (7)	GmbH	Switzerland	Software development	-	100%	30.11.02
ICSA-T UK Ltd. (7)	Limited	United Kingdom	Software development	-	100%	30.11.02
NMC Eastern European CRS B.V.	B.V.	The Netherlands	Distribution	100%	-	30.06.98
Sistemas de Reservaciones CRS de Venezuela	C.A.	Venezuela	Distribution	100%	-	14.11.95
SMART Amadeus SIA (8)	SIA	Latvia	Distribution	5%	95%	31.08.02
SMART Amadeus UAB (8)	UAB	Lithuania	Distribution	5%	95%	31.08.02
Vacation.com (1)	Inc.	U.S.A.	Distribution	-	100%	15.11.00
Companies consolidated under the equity of method						
1Travel.com Inc. (1)	Inc.	U.S.A.	E-commerce	-	38.9%	27.04.00
AlphaNet BVBA (7)	BVBA	Belgium	E-commerce	-	28%	30.11.02
Amadeus Algerie S.A.R.L.	S.A.R.L.	Algeria	Distribution	40%	-	27.08.02
Amadeus Bulgaria Ltd.	Limited	Bulgaria	Distribution	49%	-	17.11.98
Amadeus Brasil, Ltda	Limited	Brasil	Distribution	34%	-	30.06.99
Amadeus France SNC	SNC	France	Distribution	34%	-	27.04.98
Amadeus Marketing CSA s.r.o.	s.r.o	Czech Republic	Distribution	35%	-	19.09.97
Amadeus Maroc, S.A.S.	SAS	Morocco	Distribution	30%	-	30.06.98
Amadeus Qatar W.L.L.	W.L.L.	Qatar	Distribution	40%	-	03.07.01
Amadeus Sudani Co. Ltd.	Limited	Sudan	Distribution	40%	-	21.09.02
Amadeus Tunisie S.A.	Société Anonyme	Tunisia	Distribution	30%	-	06.09.99
Atinera LLC (1) (6)	Limited	U.S.A.	Software development	-	50%	06.12.00
Internet Travel Agent Inc. (1)	Inc.	U.S.A.	Software development	-	22.3%	23.08.98

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Name	Type of company	Country	Activity	Direct participation % (3)	Indirect participation %	Date of acquisition or creation (2)
Companies consolidated under the equity of method (continued)						
Red Universal de Marketing y Bookings On Line ("RUMBO")	Sociedad Anónima	Spain	E-commerce	50%	-	09.03.00
Sistemas Automatizados de Agencias de Viajes, S.A. ("SAVIA")	Sociedad Anónima	Spain	Distribution	34%	-	23.09.98
Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.	Limited	Colombia	Distribution	50%	-	25.07.02
Start Amadeus GmbH	GmbH	Germany	Distribution	34%	-	07.08.99
Stellar access (1) (6)	Inc.	U.S.A.	E-commerce	-	20%	01.12.00
Topas Co. Ltd.	Limited	South Korea	Regional CRS	32%	-	07.06.99
Travel.com.au Ltd.	Limited	Australia	E-commerce	19.2%	-	21.12.00
Travellink AB	AB	Sweden	E-commerce	25%	-	09.04.01
Vivacances S.A.	Société Anonyme	France	E-commerce	50%	-	09.08.02

(1) The participation in these companies is held through Amadeus NMC Holding, Inc.
(2) In case of various investments or capital increases, the date of acquisition or creation refers to the first one.
(3) In certain cases companies are considered to be wholly-owned subsidiaries, even though due to local statutory obligations they are required to have more than one shareholder or a specific percentage of the capital stock owned by citizens and/or legal entities of the country concerned. These shareholders act as trustees on behalf of the Group.
(4) The Company's investment in ICSA-T LLC is an indirect economic interest of 49% through Amadeus NMC Holding Inc. and the remaining 51% via ICSA-T N.V.
(5) The Company investment in ICSA-T N.V. is a direct economic interest of 90% and a total economic interest of 100% via its participation in Amadeus Scandinavia AB.
(6) This Company has ceased operations in 2002.
(7) The participation in these companies is held through ICSA-T N.V.
(8) The participation in these companies is held through Amadeus Scandinavia AB.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

2. Basis of presentation and comparability of the information included in the annual accounts

a) General information

The annual accounts have been obtained from the accounting records of the Company and prepared in accordance with generally accepted accounting principles in Spain (Spanish GAAP), applied on a consistent basis with the prior year. Certain amounts for the prior period have been reclassified to conform with 2002 presentation. The most significant reclassification relates to certain equity instruments presented in 2001 in the "Treasury shares" caption amounting to KEURs 18,060 (net of portfolio provision) and in 2002 in the "Long-term securities porfolio" caption according to the accounting principle described in Note 4.n.ii., with the corresponding reclassification of KEURs 18,780 from the "Treasury shares reserve" caption to the "Additional paid - in capital" caption.

The annual accounts include, using the global integration method, the amounts corresponding to the assets and liabilities as well as the profits and losses of the Company's branch offices (Japan, South Africa, Malta and Ukraine) and representation offices (Romania and Kazakhstan).

In accordance with Spanish Law, this document only refers to the individual annual accounts of Amadeus Global Travel Distribution S.A. and does not represent the consolidated annual accounts of the Amadeus Group, which are presented in a different document. The Group's consolidated shareholders' equity and net income exceed those of the individual annual accounts by approximately EUR 60 million and EUR 28 million, respectively, as of and for the year ended December 31, 2002. The Group considers that due to its structure, the consolidated annual accounts are more representative of the Group's activities than the individual annual accounts. Examples of the components of the individual annual accounts that do not affect the consolidated Group are the provisions for the decline in value of long-term investments in Group and related companies, intercompany transactions and dividends earned from Group and related companies.

In addition to the consolidated annual accounts prepared in accordance with Spanish GAAP, the Group prepares consolidated financial statements under International Accounting Standards (IAS). The main differences between the IAS consolidated financial statements and the consolidated annual accounts as of December 31, 2002 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing & Co KG ("Amadeus Operations KG") as well as the accounting for Treasury shares and other similar equity instruments.

b) Use of estimates

Use of estimates and assumptions, as determined by management, is required in the preparation of annual accounts in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

c) Merger

During 1999 the Company merged with Amadeus Marketing, S.A., Sociedad Unipersonal and Amadeus Shares, S.L., Sociedad Unipersonal (acquired companies). The valuation of the individual components of the shareholders' equity of the acquired companies, as they were wholly owned, have been incorporated using consolidation criteria. For accounting purposes, this type of merger is known as a merger of wholly owned entities. All the information required by Spanish law was included in the Company's Notes to the annual accounts for the year ended December 31, 1999.

3. Proposed distribution of results for year 2002

The proposed distribution of 2002 earnings that the Board of Directors will submit to the General Shareholders' Meeting for approval is as follows (in EUR):

Profits for the year	57,222,604.32
Distribution to:	
- Dividend (1)	30,000,000.00
- Other reserves	27,222,604.32
	57,222,604.32

(1) The General Shareholders' Assembly will determine the final dividend per class "A" share and per class "B" share, in accordance with the Company's bylaws, once the economical rights of the treasury shares have been proportionally distributed to the remaining shares.

4. Accounting Principles

The main accounting principles used in the preparation of the annual accounts are as follows:

a) Foreign currency transactions - Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and losses from the translation at year-end of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income. Unrealized exchange gains are not, normally, credited to the income of the period, but are accounted for as a liability in the "Unrealized exchange gains" caption.

b) Related companies - The Company considers companies over which it exercises a significant influence as related companies.

c) Start-up expenses - This caption includes expenses, commissions and taxes related to the Public Offering for Subscription of Shares of October 1999. These expenses are amortized on a straight-line basis over a period of five years.

d) Intangible fixed assets - These assets include the following:

- Research and development expenses - These consist primarily of those expenses incurred by the Company in connection with the development of a business unit focused on the creation of new channels and methods of distribution of products (internet, etc.). Capitalized costs are amortized over a 3 - 5 year period as from the date the project becomes a functional business.

- Patents, licenses and trademarks - These include the costs of acquiring licenses for CRS and IT services software developed outside the Company as well as acquired trademarks. These assets are being amortized applying the straight-line method over 5 - 10 years.

- Intangible rights - These represent the acquisition cost of contracts that give the Company the right to bill for future services, as well as capitalizable costs related to travel agency inducements. These costs are being amortized applying the straight-line method, based on the expected service life of the contract, over 3 - 10 years.

- Software - The value of these assets includes amounts incurred to obtain the ownership or rights to use software, as well as amounts incurred by the Company to develop software applications. These amounts are capitalized once technical feasibility is established and where it is reasonably anticipated that the cost will be recovered through future activities or benefit future periods. Software is amortized applying the straight-line method over 3 - 5 years. Software maintenance costs are charged to expense as incurred.

e) Tangible fixed assets - Tangible fixed assets are recorded at the lower of cost or recoverable value and are depreciated applying the straight-line method over the estimated useful lives of the assets:

Furniture and office equipment	10-15 years
Other tangible fixed assets	3-4 years

Repairs and renewals are charged to income when the expenditure is incurred.

f) Investments - Investments in marketable short and long-term fixed income and equity securities and other equity instruments are recorded at the lower of cost or market.

For shares in companies that are not listed in the stock market, Group and related companies, the market value is considered to be their net book value, adjusted for any unrecognized gains existing at the acquisition date which remain at the closing date.

When settlement of purchase consideration is deferred, the cost of the acquisition includes the net present value of this deferred consideration. In cases where the exact amount of deferred consideration is contingent on future events, the amount of the deferred consideration is estimated at the acquisition date and recorded against the "Other liabilities" caption. Accumulated unrealized gains from any subsequent re-measurement of the deferred consideration are recorded as deferred income, while accumulated unrealized losses are recorded in the statement of income.

g) Treasury shares - Treasury shares, designated to cover specific commitments, are stated at the lower of cost (which includes the total amount paid upon acquisition plus expenses related to the transaction), market value or exercise price.

Treasury shares not designated to cover specific commitments are recorded at the lower of cost, market or net book value. The difference between cost and the market price is accounted for in the income statement, while the difference between the market price and the net book value is recorded against reserves.

In accordance with Article 79.3 of the Spanish Companies' Act, an allocation has been made to the corresponding restricted reserve for the cost of Treasury shares, before any required provisions.

h) Impairment of non-current assets - The Company evaluates the carrying value of non-current assets for potential impairment on an ongoing basis, considering projected future operating results and cash flows. As a result of this evaluation, when the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, with the corresponding charge to the statement of income.

i) Deferred expenses - Deferred expenses are valued as the difference between the settlement amount and the present value of the liability. These deferred expenses are charged to income based on financial criteria.

j) Pension and other post-retirement obligations - The Company has pension commitments with its employees which are being fulfilled through a defined contribution Employment System Pension Plan for all employees and defined benefit/contribution Collective Life Insurance Contracts for a selective group of executive (senior management included) employees (internal funds externalized in January 2001). The contributions to these plans are charged to the statement of income in the period to which they relate.

k) Other provisions and contingencies - Risks in connection with claims, trials, indemnities and contingencies considered probable are accrued in accordance with a reasonable estimate of their amount.

l) Revenue recognition - The Company receives fees from travel providers for providing electronic travel and reservation services through its CRS. The amount of fees is dependent upon the usage and the level of functionality at which the provider participates. Revenue from airline reservations is recognized based on the number of bookings, net of cancellations made and an allowance for future cancellations, or the number of CRS transactions, depending on the option contractually selected on an annual basis by the applicable airlines.

Revenue from airline IT services and bookings of car rentals and hotel rooms is recognized at the time the reservation is used by the customer. Revenue for other services to travel agencies, airlines and others is recognized in the month of service.

m) Stock incentive plans - The Company accounts for its obligations under stock incentive plans as follows:

- Compensation expense is recognized for stock options, if the fair market value of the underlying stock at the date of the grant is above the exercise price. In this case, the expense is accrued over the vesting period of these rights (currently four years).

- Compensation expense relating to stock grants (i.e. their fair market value at the grant date) is recognized over the vesting period of these rights.

n) Financial instruments

i) Currency and interest rate related derivatives

The Company uses financial instruments to hedge certain currency and interest rate exposures. For accounting recognition purposes, the following policy has been applied:

- Cash flow hedges: No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.

- Hedges of the net investments in foreign entities: Effective losses obtained from re-measurement to fair value are included in the statement of income while effective gains are deferred. However, effective gains are included in the statement of income to the extent that a foreign currency translation loss has been recorded in the provision for decline in portfolio with respect to the underlying investment. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.

- Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred and unrealized gains are recorded in the statement of income.

- No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

ii) Equity related instruments

The Company has issued warrants (call options sold) of its class "A" shares as part of the consideration for acquiring certain IT contracts and certain corporate acquisitions. The fair value of these warrants is recorded as additional consideration for the underlying assets acquired. These warrants have been considered as a financial liability in the "Other liabilities" caption and are consequently re-measured to fair value for which accumulated unrealized losses have been included in the statement of income and accumulated unrealized gains have been recorded in the "Other deferred income" caption until the maturity of the contracts. In order to manage the exposure to a rise in its share price with respect to some of the warrants mentioned above, the Company has acquired Treasury shares. In the event that the warrants covered by Treasury shares were not exercisable, the difference in value arising from the comparison between fair value and net book value of these Treasury shares would be compensated by the balance included in the "Other deferred income" caption.

Equity swap agreements (contracts to buy shares of the Company in future periods), entered into in order to manage the exposure to a rise in the Company's share price with respect to some of the warrants issued as described above, are treated as:

- Derivate financial instruments, when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument: In such cases, accumulated unrealized gains arising from re-measurement to fair value are recorded as deferred income and accumulated unrealized losses are recorded under Net income/loss from financial activity in the statement of income.

- Instruments similar to a deferred purchase of treasury shares: When there is no interim cash settlement feature, the equity swap agreements are considered to be equity instruments and are recorded as an asset. This asset is classified under the "Investments-other" caption, as opposed to the "Treasury shares" caption, since the underlying shares are not physically held by the Company. These instruments are valued following the criteria for Investments.

As a component of certain commercial agreements, the Company receives warrants or options on shares of other companies. Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of these financial assets is performed at their fair values, with unrealized losses recorded in the statement of income and unrealized gains recorded as deferred income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at amortized cost.

o) Income taxes - The income tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax bases of assets and liabilities using tax rates that are expected to apply when the assets or liabilities are realized, based on tax rates

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognized when the probability of realization is reasonably assured. Deferred tax assets and liabilities are included in the caption of tax receivable and payable and are classified as short or long-term based on the underlying assets and liabilities. Income tax expense includes the income tax for related companies that are subject to tax at shareholder level.

Tax credits for investments in subsidiaries and associates, when there is an increase in the percentage of ownership are deferred, reducing income tax expense on a straight-line basis over the period during which the unrecognized gains at the time of the acquisition should be amortized. This deferred tax credit is included in the "Other deferred income" caption. In the case of capital increases that do not represent an increase in the percentage of ownership or for newly created companies, tax credits are recognized at the moment of the capital contribution.

5. Start-up expenses

Balances and movements for the year ended December 31, 2002 of the items included under start-up expenses are as follows:

Balance at 31/12/01	Amortization	Balance at 31/12/02
13,691	(4,912)	8,779
13,691	(4,912)	8,779

6. Intangible fixed assets

Balances and movements for the year ended December 31, 2002 of the items included under intangible fixed assets are as follows:

Cost	Balance at 31/12/01	Additions	Retirements and disposals	Transfers	Balance at 31/12/02
Research and development expenses	10,032	16	-	-	10,048
Patents, licenses and trademarks	21,354	60	-	-	21,414
Intangible rights	90,551	12,697	(3,631)	-	99,617
Software	12,015	664	(125)	370	12,924
Total	133,952	13,437	(3,756)	370	144,003

Accumulated amortization	Balance at 31/12/01	Additions	Retirements and disposals	Transfers	Balance at 31/12/02
Research and development expenses	9,914	86	-	-	10,000
Patents, licenses and trademarks	7,985	2,098	-	-	10,083
Intangible rights	28,619	14,509	(1,349)	-	41,779
Software	7,326	2,314	(47)	133	9,726
Total	53,844	19,007	(1,396)	133	71,588

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The increase in intangible rights is mainly due to signing bonuses paid to travel agencies. At December 31, 2002 fully amortized items amount to KEURs 26,823.

The net book value of the items included under intangible fixed assets as of December 31, are as follows:

	2002	2001
Research and development expenses	48	118
Patents, licenses and trademarks	11,331	13,369
Intangible rights	57,838	61,932
Software	3,198	4,689
Total	72,415	80,108

7. Tangible fixed assets

Balances and movements for the year ended December 31, 2002 of the items included under tangible fixed assets are as follows:

Cost	Balance at 31/12/01	Additions	Retirements and disposals	Transfers	Balance at 31/12/02
Furniture and office equipment	1,066	39	(1)	-	1,104
Other tangible fixed assets	22,756	3,488	(1,359)	(381)	24,504
Total	23,822	3,527	(1,360)	(381)	25,608

Accumulated depreciation	Balance at 31/12/01	Additions	Retirements and disposals	Transfers	Balance at 31/12/02
Furniture and office equipment	538	106	(1)	-	643
Other tangible fixed assets	13,144	5,514	(1,335)	(144)	17,179
Total	13,682	5,620	(1,336)	(144)	17,822

At December 31, 2002 fully depreciated items amount to KEURs 5,817. Also, at December 31, 2002 the total amount of tangible fixed assets outside Spain is KEURs 20,203 with an accumulated depreciation of KEURs 14,586.

The net book value of the items included under tangible fixed assets as of December 31, are as follows:

	2002	2001
Furniture and office equipment	461	528
Other tangible fixed assets	7,325	9,612
Total	7,786	10,140

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8. Long-term Investments

8.1. Balances and movements for the year ended December 31, 2002 of the items included under this caption are as follows:

	Balance at 31/12/01	Additions	Decreases	Transfers	Others	Transfer from short-term	Transfer to short-term	Exchange rate difference	Balance at 31/12/02
Investments in Group companies	412,994	140,917	-	5,333	-	143,364	-	-	702,608
Loans to Group companies	276,749	-	-	-	-	68,178	(233,568)	(14,605)	96,754
Investments in related companies	193,647	5,360	-	(5,333)	-	-	-	-	193,674
Loans to related companies	1,069	6,415	-	-	-	-	(4,669)	(1)	2,814
Investments - other	40,759	57,083	(4,075)	(55,021)	(26)	-	-	-	38,720
Long-term deposits	4,997	5,613	(789)	-	-	-	(53)	(774)	8,994
Long-term tax receivable	27,144	46,535	(1,403)	-	-	-	-	-	72,276
Provisions	(136,111)	(100,683)	-	-	-	-	-	-	(236,794)
Total	821,248	161,240	(6,267)	(55,021)	(26)	211,542	(238,290)	(15,380)	879,046

8.2. Investments in Group companies correspond to the direct shareholding of Amadeus Global Travel Distribution, S.A. in the following companies:

Company	Direct ownership (%)	Local currency	Cost of direct Investment (1)	Total paid-in capital (2)	Reserves and retained earnings (losses) (2)	Result for the year (2)	Net equity (deficit) as of 31/12/02 (2)	Net equity (deficit) as of 31/12/02 (5)	Provision (3)
Amadeus America S.A.	100	USD	435	1	-	-	1	458	83
Amadeus Argentina S.A.	80	USD	10,701	-	1	2	3	3,390	9,647
Amadeus Asia Ltd	100	BATH	1,031	37	1	12	50	1,098	82
Amadeus Austria Marketing GmbH	100	EUR	1,544	1	(3)	-	(2)	(1,582)	1,544
Amadeus Benelux N.V.	100	EUR	2,143	-	2	1	3	3,074	-
Amadeus Bolivia S.R.L.	100	BOB	252	2	-	-	2	209	42
Amadeus Central and West Africa S.A.	100	XOF	108	70	-	230	300	4,489	-
Amadeus Data Processing GmbH	100	EUR	275,484	25	260	32	317	317,202	-
Amadeus GDS (Malaysia) Sdn. Bhd.	100	MYR	122	1	2	-	3	637	-
Amadeus GDS Singapore Pte. Ltd.	100	SGD	205	-	1	-	1	1,013	-
Amadeus GDS L.L.P. (Kazakhstan)	100	KZT	157	27	-	1	28	172	-
Amadeus Global Ecuador S.A.	100	USD	49	-	1	-	1	1,360	-
Amadeus GTD Australia Pty. Ltd	100	AUD	14,224	42	(38)	(1)	3	1,547	10,035
Amadeus Global Travel Israel Ltd.	90	ILS	-	-	(5)	(2)	(7)	(1,367)	1
Amadeus Hellas, S.A.	100	EUR	1,992	1	-	-	1	925	1,407
Amadeus Magyaroszag Kft.	100	HUF	480	10	120	7	137	581	-
Amadeus Marketing (Ghana) Ltd.	100	USD	102	-	-	-	-	148	-
Amadeus Marketing Ireland Ltd.	100	IEP	400	-	-	-	-	421	-
Amadeus Marketing Italia S.p.a.	100	EUR	3,714	2	-	-	2	2,323	1,758
Amadeus Marketing Nigeria Ltd	100	USD	266	-	-	-	-	126	139
Amadeus Marketing Philippines, Inc	100	PHP	173	5	(10)	9	4	76	96
Amadeus Marketing Schweiz A.G.	100	CHF	58	-	1	-	1	898	-
Amadeus Marketing (U.K.) Ltd.	100	GBP	5,517	1	(1)	-	-	640	3,708
Amadeus NMC Holding Inc. (4)	100	USD	215,991	198	(54)	(17)	127	121,473	106,111
Amadeus Paraguay S.R.L.	100	PYG	103	117	1,078	(162)	1,033	138	-
Amadeus Perú S.A.	100	PEN	534	2	1	-	3	730	-
Amadeus Polska Sp.zo.o.	75.5	PLN	331	-	(10)	(6)	(16)	(3,928)	331
Amadeus Rezervasyon Dagitim Sistemleri A.S.	100	TRL	2,109	1,181,650	475,827	(1,187,242)	470,235	270	1,630
Amadeus sas	100	EUR	7,748	23	92	24	139	139,005	-
Amadeus Scandinavia AB (4)	100	SEK	135,950	20	149	42	211	23,124	-
Amadeus Services Ltd.	100	GBP	82	-	1	1	2	3,157	-
Amadeus Services Asia Pacific Pty. Ltd.	100	AUD	55	-	-	-	-	425	-
CRS Amadeus América S.A.	100	USD	802	1	-	-	1	363	81
Eviaggi.com S.P.A.	100	EUR	5,119	-	1	(1)	-	468	2,212
ICSA-T N.V. (4)	90	EUR	14,246	-	-	-	(3)	(3,309)	11,134
NMC Eastern European CRS B.V.	100	EUR	18	-	-	-	-	382	-
Sistemas de Reservaciones CRS de Venezuela	100	VEB	363	601	(205)	(338)	58	40	363
			702,608						150,404

(1) The cost of direct investment (in KEURs) does not include provisions for the decline in value of long-term financial investments.
(2) Total paid-in capital, reserves, retained earnings/(losses), result for the year and net equity (deficit) are expressed in millions of the corresponding local currency and are derived from the respective local statutory accounts.
(3) Any differences between the provision (in KEURs) and the difference between the investment value and the net equity of the Company are due to unrecognized gains existing at the acquisition date which remain at the closing date, or negative equity accrued in "Other provisions" caption.
(4) Consolidated figures.
(5) Net equity (deficit), from the corresponding local statutory accounts, expressed in KEURs at December 31, 2002 exchange rates.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8.3. The breakdown of loans to Group companies, is as follows:

Currency	Amount	Average interest rate	First maturity date	Last maturity date
EUR	16,300	EUR Libor + 0.50	31.01.03	31.12.05
USD	41,367	USD Libor (12 months) + 0.50	11.01.03	30.12.06
EUR	1,382	EUR Libor (12 months) + 0.50	31.12.03	18.11.06
EUR	1,926	EUR Libor (12 months) + 0.50	19.11.03	31.01.06
USD	953	USD Libor + 0.50	03.05.03	30.04.06
EUR	930	EUR Libor (12 months) + 3	16.12.03	27.06.05
USD	27,327	USD Libor (12 months) + 0.50	31.12.03	31.12.06
USD	257	USD Libor (12 months) + 0.50	26.11.03	26.11.04
USD	180	USD Libor (12 months) + 0.50	23.01.03	21.01.05
EUR	650	EURIBOR (12months) + 0.50	15.05.03	15.05.05
GBP	2,820	GBP Libor + 0.50	31.01.03	26.06.06
AUD	2,662	AUD Libor + 0.50	31.03.03	31.05.04
	96,754			

The interest accrued as of December 31, 2002 for these loans amount to KEURs 606 and are included within short-term financial investments.

8.4. Investments in related companies correspond to:

Company	Direct ownership	Cost of direct investment (1)
Amadeus Algerie S.A.R.L.	40%	100
Amadeus Brasil, Ltda.	34%	15,650
Amadeus Bulgaria Ltd.	49%	71
Amadeus France S.N.C.	34%	41,549
Amadeus Marketing CSA s.r.o.	35%	6
Amadeus Maroc, S.A.S.	30%	201
Amadeus Qatar WLL	40%	145
Amadeus Sudani co. Ltd.	40%	62
Amadeus Tunisie S.A.	30%	115
Red Universal de Marketing y Bookings On Line ("RUMBO")	50%	7,500
Sistemas Automatizados de Agencias de Viajes, S.A. ("SAVIA")	34%	21,953
Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda.	50%	1,753
Start Amadeus, GmbH	34%	71,211
Topas Co. Ltd.	32%	13,128
Travel.com.au Ltd.	19.2%	5,391
Travellink AB	25%	11,489
Vivacances S.A.	50%	3,350
		193,674

(1) The cost of direct investment does not include provisions for the decline in value of long-term financial investments.

Due to the Group's business structure, most of the related companies represent a specific geographical market, while the majority of the revenues form these markets flow through the Company. Additionally, since these companies are not publically traded nor under the control of the Company, the financial data related to these companies is not always part of the public domain. Therefore, the Company considers that it is not relevant to provide a breakdown of the provision for decline in value of long-term investment and dividends paid for each related company, and that if it were to do so, the Company would bear a significant strategic and commercial risk.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8.5. The breakdown of "Long-term securities portfolio" is as follows:

Other investments less than 20%	6,783
Deposit certificates	3,557
Equity instruments similar to treasury shares (Note 13)	28,380
	38,720

Equity swap agreements with no interim cash settlement feature, are treated as equity instruments similar to Treasury shares and reported in the "Long-term securities portfolio" caption.

8.6. The breakdown of the provision for decline in value of long-term financial investments as of December 31, 2002 is as follows:

Investments in Group Companies	150,404
Investments in related Companies	75,622
Equity instruments similar to treasury shares	10,695
Other provisions	73
	236,794

The Company has accounted for a provision for the decline in value of long-term financial investments included in the statement of income as extraordinary expenses and amounting to KEURs 100,683, from which KEURs 90,708 correspond to the provision for Group and related parties financial investments and 9,975 to equity instruments similar to treasury shares.

Likewise, extraordinary expense amounting to KEURs 1,272 has been recorded with a credit to the "Other provisions" caption, in order to reflect the variation related to the impact on the Company's equity of those investments with negative net book value as of December 31, 2002.

In general terms, these provisions have been calculated based on the financial statements of each company, adjusted, when necessary, to adapt them to Spanish GAAP. These accounting standards may not coincide in some cases with those used by each company in the financial statements of their respective countries.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. Deferred expenses

Balances and movement for the year ended December 31, 2002 of the items included under deferred expenses are as follows:

	Balance at 31/12/01	Additions	Amortization	Balance at 31/12/02
Loan arrangement expenses	1,091	1,424	(370)	2,145
Others	-	9,256	(512)	8,744
	1,091	10,680	(882)	10,889

Additions in Others relate to the difference between the settlement amount and the present value of the deferred purchase consideration for new corporate acquisitions.

10. Trade accounts receivable and payable

10.1. The breakdown of "Trade accounts receivable" caption as of December 31, 2002 is as follows:

Companies belonging to the Group's significant shareholders	50,763
Other customers	180,314
Total	231,077

Amounts of trade accounts receivable and accounts receivable, Group and related companies, included in the balance sheet of the Company are mainly denominated in EURs and USD.

10.2. The breakdown of "Trade accounts payable" caption as of December 31, 2002 is as follows:

Companies belonging to the Group's significant shareholders	7,660
Other creditors	102,439
Total	110,099

Out of the total amount of accounts payable as of December 31, 2002, KEURs 80,080 are denominated in foreign currencies, as follows:

	Amounts (thousand of foreign currency)	Amounts (KEURs)
Accounts payable - Group and related companies		
USD	47,612	46,651
Other currencies	-	70
Trade creditors		
USD	20,858	20,264
INR	524,662	10,461
GBP	1,704	2,622
Other currencies	-	12
Total		80,080

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

11. Shareholders' equity

11.1. Balances and movements for the year ended December, 31 2002 of the items included under Shareholders' equity are as follows:

	Balance at 31/12/01	Distribution of year 2001 net income	Dividend distribution	Disposal of treasury shares	Increase of treasury shares	Year 2002 net income	CTA movements	Other movements	Balance at 31/12/02
Share capital	27,898	-	-	-	-	-	-	-	27,898
Additional paid-in capital	502,537	-	-	6,240	(73,098)	-	-	-	435,679
Legal reserve	7,468	-	-	-	-	-	-	-	7,468
Treasury shares reserve	32,812	-	-	(6,240)	73,098	-	-	-	99,670
Other reserves	85,185	19,185	-	-	-	-	(172)	(235)	103,963
Results from previous years	(5,155)	5,155	-	-	-	-	-	-	-
Net income for the year	62,339	(62,339)	-	-	-	57,223	-	-	57,223
Dividends	-	37,999	(37,999)	-	-	-	-	-	-
	713,084	-	(37,999)	-	-	57,223	(172)	(235)	731,901

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

11.2. Balances and movements of class "A" and class "B" shares for the year 2002 are as follows:

	Class "A" shares (Par value 0.01 Euros)		Class "B" shares (Par value 0.10 Euros)
	Issued shares	Treasury shares	
As of December 31, 2001	590,000,000	5,706,413	219,983,100
Additions	-	11,366,203	-
Disposals	-	(1,360,886)	-
As of December 31, 2002	590,000,000	15,711,730	219,983,100

The shares included above represent the authorized share capital of the Company. All shares are fully subscribed and paid.

The treasury shares have been acquired primarily in order to cover obligations under the Stock Incentive Plan described in Note 16, and warrants issued described in Note 17.3. Disposals are mainly due to shares and options granted to employees in connection with the Stock Incentive Plan adopted in 1999 and portfolio adjustments made in order to match with the current obligations of the Group.

The acquisition cost of the Treasury shares mentioned above as of December 31, 2002 is KEURs 99,670. As of December 31, 2002 the Company has recorded a provision for decline in value for treasury shares amounting to KEURs 38,013, from which KEURs 37,778 have been included in the income statement and KEURs 235 in "Other reserves" caption.

11.3. Each class "A" share carries the right of one vote, whilst each class "B" share carries the right of 10 votes. Economical rights are greater for class "A" shares in respect of any future distribution of dividends. The right to receive a dividend for class "B" shares is calculated as the lesser of 1% of total dividends or 1% of the par value of class "B" shares. In the event of liquidation of the assets of the Company, class "A" shares have greater economical rights than class "B" shares, as the Company would pay out the par value of class "A" shares and in case of any outstanding amounts they would be distributed among class "B" shares for their par value; further remaining amounts would be distributed among class "A" shares.

As of December 31, 2002 the Company's shares are held as follows:

Shareholders	Class "A" shares	Class "B" shares	% of class "A" shares	% of total voting rights
Société Air France	137,847,654	85,782,614	23.36%	35.69%
Iberia Lineas Aéreas de España, S.A.	107,826,173	67,100,243	18.28%	27.92%
Lufthansa Commercial Holding, GmbH	107,826,173	67,100,243	18.28%	27.92%
Others (1)	236,500,000	-	40.08%	8.47%
Total	590,000,000	219,983,100	100%	100%

(1) Includes the treasury shares and the public shares.

11.4. The General Shareholders' Assembly of June 12, 2002 declared a dividend per class "A and per class "B" share, in accordance with the Company's by-laws and once the economical rights of the treasury share were proportionally distributed to the remaining shares. The final dividend of KEURs 37,999 was paid in July 2002.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

11.5. The Company has fully established the required legal reserve. This reserve can only be used in the amount of 20% of the share capital to compensate prior year losses in case no other reserves were available or to increase share capital for the part that exceeds 10% of the share capital following the increase.

12. Debts with financial institutions

The breakdown of amounts owed to financial institutions, by maturity, as of December 31, 2002 is as follows:

Syndicated loans – short-term	40,000
Other credit facilities	8,823
Interest due on loans and credits	1,478
Total short-term debt	50,301
Syndicated loans – long-term	140,000
Total long-term debt	140,000
Total Debt with financial institutions	190,301

The Company has two syndicated loans as of December 31, 2002 which are under KEURs 341,829 and KEURs 300,000 dual currency revolving credit facility agreements, denominated in EUR and USD. As of December 31, 2002 the total unused amounts available under these facilities is of KEURs 461,829. The interest rates for the drawdowns on these loans ranged from 3.35%-4.11% for the year ended December 31, 2002. These loans have commitment fees that range from 0.10% to 0.25%, on the unused portion. Under the terms of these loan agreements, the Company is obliged to meet certain covenants, based on its Consolidated IAS Financial Statements, the most important of which are that the ratio of debt to total EBITDA (Earnings before interest, tax, depreciation and amortization) shall not exceed 3:1 and that the ratio of EBITDA to total financial charges shall be or shall exceed 4:1.

The repayment and the maturity schedule for these two facilities as of December 31, 2002 are as follows:

Date of maturity	Amount of facilities maturing	Repayment schedule for outstanding amounts
April 24, 2003	41,829	40,000
April 24, 2004	100,000	100,000
April 24, 2005	100,000	40,000
April 24, 2006	100,000	-
December 20, 2006	150,000	-
December 20, 2007	150,000	-
	641,829	180,000

In addition to the syndicated loans mentioned above, the Company has short-term credit lines for a total of KEURs 46,005, of which KEURs 8,823 has been used as of December 31, 2002.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

13. Other liabilities

The breakdown of this caption as of December 31, 2002 is as follows:

Debt related to equity instruments similar to treasury shares (Note 8.5)	28,380
Deferred purchase consideration	31,395
Others	2,821
Total	62,596

The deferred purchase consideration (payable over a period of 10 years) is derived from certain corporate acquisitions during 2002. The amount of this liability is contingent on the evolution of the respective businesses acquired.

14. Commitments with third parties

As of December 31, 2002, the Company has issued guarantees to cover certain lease obligations entered into by Group and related companies, as per the following detail:

Assets under lease	
Data processing equipment	5,425
Office buildings	83,139
	88,564

15. Revenues, expenses and work force

15.1. The Company operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Company's operations and financial position. The following geographical distribution of revenue is based primarily on the country where bookings were made and, with respect to bookings made through the Company's CRS directly with airlines, based upon the home country of the airline:

Geographical market	
Europe	1,114,096
United States	195,182
Rest of the world	473,404
	1,782,682

15.2. A breakdown of the trade revenues denominated mainly in EUR and USD, by type of customer, is as follows:

Companies belonging to the Group	19,534
Companies belonging to Group's significant shareholders and the Group's related companies	484,017
Others	1,279,131
	1,782,682

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

15.3. Likewise, a breakdown of the other operating expenses denominated mainly in EUR and USD, by type of supplier, is as follows:

Companies belonging to the Group	889,204
Companies belonging to Group's significant shareholders and Group's related companies	321,636
Others	347,917
	1,558,757

15.4. The average number of employees of the Company for the year ending December 31, 2002 amount to 335.

16. Stock incentive plans

Beginning with the International Global offering of 1999, the Group adopted a stock based Employee Incentive Plan (the Plan) to retain and motivate senior management and employees starting October 19, 1999. The plan provides for the award of common stock in the form of stock options and stock grants as follows:

i) The Group granted to its employees a one-time grant of shares, depending on salary level and seniority, which would vest over a three-year period in three equal annual installments.

ii) The Group granted to senior management a one-time grant of shares that would vest between three and four years.

iii) The Group also granted to executive employees (including non-senior members from the management team) in each of the years 1999 to 2002, options to purchase shares of the Company's Common Stock at the market price on the date of the grant. The aforementioned options vest in equal instalments over a 4-year period measured from the date of the grant and have a ten-year term from the grant date. The exercise price for these stock options ranges from EURs 3.88 to EURs 8.89 per share.

As of December 31, 2002 the number of shares required in order to meet the obligations under these plans at Group level is of 160,984 and 8,945,901 for the stock grant and option plans, respectively. Total expense recognized relating to grants for year 2002 in the Company is of KEURs 392. During the year ended December 31, 2002 the Group delivered 367,006 and 128,797 shares to participants in the stock grant and option plans respectively.

iv) During 2002, the Company has implemented an Employee Stock Purchase Program. The general conditions of the program allows employees to purchase Company shares every three months up to an established percentage amount of the employee's annual salary. If the purchased shares are maintained over a period of 30 days, the Company will grant shares for 15% of the amount the employee contributes to the program. The cost for the year ended December 31, 2002 has been KEURs 26.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

17. Financial Instruments

The Company uses the following financial instruments as part of its commercial operations and to manage the risks arising from fluctuations in currency exchange rates, interest rates and share market prices:

17.1.Currency derivatives

The Company has risks associated to fluctuations in currency exchange rates and utilises currency derivatives to hedge future cash flows, net investments in foreign entities and certain monetary assets and liabilities. The Company is party to a variety of foreign currency forward and option contracts for the management of these exchange rate exposures.

As of December 31, 2002 the details of the open currency options and open forward contracts are as follows:

Derivative Assets:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash Flow Hedge	Forward	USD	Jan-03 - Jan-05	141,413	17,025
		Others	Jan-03 - Jan-05	35,735	26
Hedge of the Net investment in a foreign entity	Forward	USD	Jan-03 - Dec-03	118,673	7,595
		Others	Jan-03 - Jul-03	12,609	300
Others (*)	Forward	USD	Jan-03 - Oct-03	91,270	2,091
		Others	Jan-03 - Jan-04	31,045	875
	Option	USD	Aug-03	28,607	1
				459,352	27,913

Derivative Liabilities:

Type	Financial Instrument	Currency	Maturity	Notional amount (KEURs)	Fair value (KEURs)
Cash-Flow Hedge	Forward	USD	Dec-04	6,866	935
		Others	Jan-03 - Sep-05	79,956	2,444
Hedge of the Net investment in a foreign entity	Forward	USD	Mar-03 - Sep-04	28,607	3,673
		Others	Jan-03 - Nov-03	312	35
Others (*)	Forward	USD	Jan-03	10,980	67
		Others	Jan-03 - Jun-05	32,118	424
				158,839	7,578

(*) Others include derivative instruments, which not qualify for hedge accounting, that are used by the Group to protect itself from changes in value of foreign currency denominated monetary assets and liabilities.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

17.2. Interest rate derivatives

The Company has entered into two interest rate swap agreements starting October 18, 2002 ending October 20, 2003 and starting November 29, 2002 ending November 29, 2005 with bullet principals of KEURs 50,000 and KEURs 100,000, respectively. These agreements entitle the Company to receive interest at floating rates and pay at a fixed rate of 3.23% and 3.423%, respectively. The agreements entered into are to limit the Company's exposure to increases in interest rates of its credits and loans. The fair value of these agreements at December 31, 2002 is an unrealized loss of KEURs 1,816.

17.3. Equity related instruments

a) Warrants issued

As a result of certain commercial agreements in the IT services arena and other areas, the Company issued, during the year 2000, warrants to purchase 10,668,000 of its class "A" shares at exercise prices of EURs 9.09 to EURs 13.40 per share. Under the terms of the respective contractual arrangements, the number of warrants is based on the number of class "A" shares issued as of the date of the contract. Therefore, any increase in the number of issued class "A" shares could require a corresponding increase in the number of warrants. Of these warrants 1,818,000 vested in 2001 and 8,850,000 had vested 75% as of December 31, 2002 with an additional 25% vesting in 2003. Expiration dates for these warrants are during the years 2004 and 2005.

The fair values of the outstanding warrants are estimated based on quoted market prices of the underlying Amadeus class "A" shares at the balance sheet date and applying an appropriate valuation methodology. This methodology uses certain estimates, including the volatility of the Company's share price. The cumulative unrealized gains resulting from the re-measurement of these warrants as of December 31, 2002 is KEURs 47,788.

b) Equity swap

In order to manage the exposure to a rise in its share price with respect to the warrants described above, the Company entered during the year 2000 into equity swap agreements which allow the Company to buy 12,812,858 of its class "A" shares at an average price of EURs 10.32 or settle the difference with the market price in cash, at any time until mid-2004. The financing costs relating to this agreement were at interest rates of 3.53% to 4.14% during 2002.

The current situation of these agreements is as follows (in number of shares):

	31/12/01	Transfers	31/12/02
Interim cash settlement	9,812,858	(8,000,396)	1,812,462
No interim cash settlement	3,000,000	1,500,000	4,500,000
Converted into Treasury shares	-	6,500,396	6,500,396
	12,812,858	-	12,812,858

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

In April and June 2002, the periodical interim cash settlement features relating to certain equity swaps were removed corresponding to 5,800,000 and 1,500,000 of class "A" shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of class "A" shares in the forth quarter of 2001. As a result, these equity swaps have been treated as equity instruments.

As of October 2002, the contract related to 5,800,000 class "A" shares, which were already considered as equity instruments, and the contract related to 700,396 class "A" shares from an equity swap with interim cash settlement were exercised and converted into Treasury shares.

The re-measurement to fair value (based on quoted market prices and using the intrinsic valuation method) of the equity swap agreements with interim cash settlement for the year ended December 31, 2002, is a positive result of KEURs 3,898.

c) Warrants and options received

As a component of certain commercial agreements, the Company had received warrants for shares of other companies which have expired as of December 31, 2002. A loss KEURs 26 has been recognized as of December 31, 2002.

d) SITA Inc N.V. depository certificates

As of December 31, 2002 the Company holds 3,214,200 depository certificates of SITA Inc N.V. issued by Stitching "the SITA Information Networking Computing Foundation" ("the Foundation"), representing 3,214,200 shares of SITA Inc N.V., at a cost of KEURs 3,557 which is included within the "Long-term securities portfolio" caption.

18. Taxation

18.1 All taxes corresponding to the years 1998 until 2002 are still open to tax inspection.

18.2. The reconciliation of the difference between the net accounting result for year 2002 and the estimated taxable income is as follows:

	Increases	Decreases	
Net accounting result before tax			69,039
Permanent differences	2,989	(9,723)	(6,734)
Temporary differences arising in current year	95,207	-	95,207
Temporary differences with origin in prior years	-	(11,586)	(11,586)
Tax result for the year	-		145,926
Total temporary differences due to deferred taxes from year 2002	83,621		

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The reconciliation between the tax calculated at the tax rate applicable in Spain and the Corporate Income Tax expense for fiscal year ended December 31, 2002 is as follows:

Income before tax	69,039
Tax calculated at Statutory rate in Spain	24,164
Permanent differences	641
Tax credits	(14,410)
Partnership taxed at Parent company level	1,050
Other	371
Income tax expense	11,816

The most significant temporary differences correspond to movements in the provision for decline in value of long-term financial investments, depreciation/amortization rates, bad debtors and cancellations. Additionally, permanent differences relate mainly to tax exemption regimes applying to Dividends from certain Group and related companies.

As of December 31, 2002 there are tax credits mainly due to exportation activities, and to international double tax treaties, amounting to KEURs 24,403 that have been credited to income tax in 2002. An additional amount of KEURs 19,727, will be applied in subsequent years.

Deferred tax credits for investments in subsidiaries and related companies as of December 31, 2002 amount to KEURs 39,961 and are included in "Other deferred income" caption.

18.3. As of December 31, 2002, details of tax receivables and payables are as follows:

	Receivable	Payable
VAT	5,509	4
Deferred tax assets short-term	15,493	-
Income Tax	26,069	642
Others	308	842
Total short-term	47,379	1,488
Long term deferred tax assets	52,549	-
Tax receivable long-term	19,727	-
Total long-term	72,276	-

Tax receivable long-term includes tax credits as a result of the increase in export activities derived from new corporate acquisitions, to be applied in 2003 and subsequent years.

18.4. The Company's deferred tax balances as of December 31, 2002 are as follows:

Deferred tax assets short-term:

Bad Debt provision	7,004
Cancellations provision	7,674
Other	815
	15,493

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Deferred tax assets long-term:

Investment provision	31,416
Treasury shares provision	13,222
Provision for equity instruments similar to treasury shares	3,743
Other	4,168
	52,549

19. Other information

Total remuneration of all kinds to the members of the Board of Directors of the Company amounts to KEURs 443 in 2002. No loans, advances or stock options have been granted to the members of the Board of Directors.

Professional fees for auditing services performed in the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 1,218, out of which KEURs 374 correspond to the Company for the year ended December 31, 2002.

Additionally, fees for services similar to audits (such as due diligence, purchase audits, etc.) and other professional services delivered to the Company and its subsidiaries by its auditor Deloitte & Touche and their related companies amount to KEURs 793 and KEURs 1,039 for the year ended December 31, 2002, respectively, out of which KEURs 713 and KEURs 624 correspond to the Company, respectively.

20. Subsequent events

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the National Marketing Company in the German market, from 34% to 100%. The contract has been signed on February 26, 2003 and the purchase price amounts to approximately to EUR 124 million.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

21. Statement of source and application of funds

Applications	2002	2001
Start-up expenses		
Purchases of fixed assets		
Intangible fixed assets	(13,437)	(12,974)
Tangible fixed assets	(3,527)	(7,610)
Investments	(235,115)	(212,973)
Transfer to long-term from financial investments	(143,364)	(41,532)
Treasury shares	(25,712)	-
Deferred expenses	(10,680)	(1,491)
Provision for long-term liabilities	-	(2,766)
Dividend	(37,999)	-
Reduction of long-term debt	-	(153,300)
Currency translation adjustments	(172)	-
Capital reduction	-	(837)
Total applications	(470,006)	(433,483)
Sources		
Funds provided by operations	234,907	126,134
Sale of fixed assets		
Intangible assets	2,933	605
Tangible assets	197	2,528
Long-term investments	789	41,192
Transfer to short-term from long-term investments	199,503	141,270
Increase of long-term debt	162,751	36,159
Sale of Treasury shares	6,874	2,935
Total sources	607,954	350,823
Excess of sources (applications) over applications (sources)		
Increase/(decrease) in working capital	137,948	(82,660)

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Variation in working capital	2002 Increase	2002 Decrease	2001 Increase	2001 Decrease
Receivables	93,683	-	-	14,324
Short-term liabilities	81,521	-	-	49,234
Short-term financial investments	-	36,475	1,068	-
Cash	-	610	-	20,005
Prepaid expenses	-	171	-	165
Total	175,204	37,256	1,068	83,728
Variation in working capital	137,948	-	-	82,660

Funds provided by / (applied to) operations	2002	2001
Net income for the year	57,223	62,339
Net variation of depreciation of start - up expenses	4,912	4,913
Net variation of depreciation of tangible fixed assets	5,620	5,557
Net variation of amortization of intangible fixed assets	19,007	16,555
Net variation of provisions for long-term investments	98,408	26,194
Net variation of provisions for treasury shares	37,778	-
Amortization of deferred expenses	882	400
Deferred income	36,591	19,507
Results on sale of fixed assets	(1,380)	(12,272)
Provision for long-term liabilities	1,272	708
Long term deferred tax assets	(25,406)	2,233
Total funds provided by / (applied to) operations	234,907	126,134

DIRECTORS' REPORT OF AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INTRODUCTION

Year 2002 started off suffering the aftermath of September 11th and its impact on the world economy. The subsequent war in Afghanistan, although it did not last long, made the geopolitical situation enter into a phase of risk and uncertainty whose effects still last today.

Despite this unfavorable scenario for the travel industry as a whole, Amadeus has performed outstandingly, demonstrating its ability to adapt to difficult times and the resilience of its business model.

The Amadeus business is divided into three different lines of business:

- **Distribution Business**

During 2002, Amadeus has outperformed its competitors, gaining 1.3% travel agency market share, to reach a global 27.2% worldwide market share. Amadeus is continuously improving its state-of-the-art technology which together with the quality of our customer service and the effect of gaining new clients in our IT line of business is helping to convince more travel agencies to use our system.

On the other hand, Amadeus technology is helping travel providers to distribute their products through the different channels, becoming in many cases a strategic business partner for many of them.

Amadeus continues expanding the System User concept, which consists of outsourcing the airlines' reservation systems to a common platform. This concept is a unique differentiator of Amadeus strategy, and allows the company to protect itself against channel shift, making direct distribution a profitable business through a compelling offering to our clients that no other company is able to match. Further members have been added to the System User family, bringing the total to more than 130 airlines in 2002. Similarly, Amadeus is protected from the shift to online distribution since the company is behind the largest online travel agencies in Europe.

Also during this year, Amadeus has fully acquired the remaining 95% of the Scandinavian National Marketing Company (SMART) from SAS. This acquisition allows us to consolidate our position in this market. During the first quarter of 2003, Amadeus acquired the remaining 66% of the German National Marketing Company (START). Germany represents the largest and most important travel market in Europe and accounts for approximately 13% of Amadeus total bookings. Furthermore, in the case of START the Company will obtain significant benefits from the acquisition which has reinforced our position in the leisure business.

➢ Information Technology

Amadeus' new IT business line was strengthened further during 2002 with the successful migration to System User of British Airways and Qantas, helping our clients to better manage their costs and allowing Amadeus to gain market share in the UK and Australia. The successful completion of these two processes has been an important milestone in the life of Amadeus, as it was its largest ever data migration.

The signing of Finnair and the announcement of another new client in early 2003 is helping to consolidate this line of business which is key for the future strategic positioning of Amadeus.

➢ Electronic Commerce

After last year's acquisition of e-Travel, Amadeus launched in March its new business unit combining all the Amadeus Group's Online solutions. This unit is focused on e-commerce expertise and solutions to deliver to our customers, mainly airlines and travel agencies. Still in its launch period, e-travel has acquired an impressive list of clients including Airbus, DaimlerChrysler, Gateway Inc, Ingersoll-Rand Company, Oracle Corporation, Philip Morris Companies, American Express, TUI group, Oracle, Volkswagen and Wal-Mart.

ECONOMIC RESULTS

Introduction

Given the structure and operative processes of the Group, the Management of Amadeus believes that the consolidated annual accounts show a more adequate image of the Group activity than the individual annual accounts. Some of the components of the individual annual accounts not included in the consolidated annual accounts are the provision for the decline in value of long-term financial investments in Group and related companies, inter-company transactions and dividends from Group and related companies .

Operating revenues

Trade revenues for the year ended the 31st of December 2002 were 1,782.7 million Euros, with an increase of 5.3% compared to the previous year of 1,692.6 million Euros.

Amadeus' revenues come mainly from the invoicing of:

a) Air bookings made through terminals installed both in travel agencies and in the airlines' direct sales offices, or via web pages connected to the Amadeus data processing center.

b) Non air bookings: Mainly hotel rooms, car rentals, train tickets as well as other travel services.

c) Information technology services provided to British Airways.

d) Other non booking revenues mainly include the issuing fees of air tickets (both paper tickets and electronic ticketing), the sale of statistical information on airline bookings, fare quote services, interlink charges and subscriber fees.

Revenues from air and non-air bookings increased by 29.7 million Euros in 2002. They represent an increase of approximately 2.1% when compared to the previous year, mainly driven by price and volume increases.

Other revenue related to services rendered increased by 60.4 million Euros in 2002, representing an increase of approximately 22.5% compared to the previous year

The increase in other trade revenues was mainly due to: 12.7 million Euros additional revenues from "Dynamic Availability", 9 million Euros from British Airways and Qantas revenue per passenger boarded activity and 8.9 million Euros from ticketing products.

The total number of bookings net of cancellations registered in 2002, excluding potential future cancellations from the open booking inventory, was 395.6 million, which represents an increase of 2.4% or 9.4 million bookings compared to previous year.

The air bookings increase was 2.8%, representing 9.8 million bookings, while the non-air bookings fell by 1.1% or 0.3 million bookings.

The number of bookings in the European market increased by 3.9% or 9.4 million bookings compared to last year. Additionally, in the Rest of the World markets (excluding North America) the increase was 7.7%, representing 7 million bookings. In the North American market, bookings decreased by 15.8% or 7.2 million bookings.

Operating Expenses

Operating expenses for the twelve months ended the 31st of December 2002 amounted to 1,643.6 million Euros, which compared to the 1,586.8 million Euros registered in 2001; represent an increase of 3.6%.

The most significant operating expense is the distribution fee paid to National Marketing Companies (NMCs) and system users for bookings made in Travel Agencies and certain Airlines' ticketing offices (ATOs/CTOs). Total expenses corresponding to distribution fees during 2002 were 965 million Euros, representing an increase of 3.22% compared to the previous year, where total distribution fees were 935 million Euros.

Operating expenses other than distribution fees include mainly the following concepts:

- Data processing fees, that during 2002 were 441 million Euros, representing an increase of 9.1% compared to the previous year, where total data processing fees were 404 million Euros.

- Salaries and social charges, which during 2002 increased by 14.1%, mainly due to the 4.7% increase in the average number of employees during the year, salary increases and non-recurring personal expenses.

- Amortization expenses, which increased by 9.3% during 2002 compared to 2001, mainly due to the amortization of signing bonus related to certain travel agency chains.

- External services expenses, which include among others general and administrative expenses, central activities of publicity, public relations and conventions, as well as consultancy services. External services expense decreased by 42.9% during 2002 compared to 2001. This decrease was mainly due to cost reductions in areas such as advertising & promotion and external services.

Operating profits and net results

Operating profit was 146.4 million Euros during 2002, representing an increase of 37% from 2001 results of 106.9 million Euros.

Net results for the year ended December 31, 2002, was 57.2 million Euros, compared to 62.3 million Euros for the same period in 2001. This reduction is mainly due to the fact that the operating profit increase (39.5 million Euros) has been offset by non-operating results.

The difference between Net income from financial activity reported as of December 31, 2002, amounting to 58 million Euros and Net loss from financial activity, 7.6 million Euros reported as of December 31, 2001 is mainly due to:

- During the year 2002, the periodical interim cash settlement features relating to certain equity swap were removed and certain equity swaps with interim cash settlement were exercised and converted into Treasury shares. Therefore, following these changes, re-measurement to fair value for these instruments and the Treasury shares are included in the "Extraordinary expenses" caption. The re-measurement to the fair value of the equity swap agreements with interim cash settlement as of December 31, 2002 and 2001 is a positive result of 3.9 million Euros and unrealized loss of 18.8 million Euros, respectively.

- an improvement of 27.1 million Euros in the exchange differences result, primarily from the positive results obtained in the USD hedge of Net Investment in foreign entities.

- a reduction in the financial expenses from 18.1 million Euros in the year 2001 to 14.3 million Euros in the year 2002, due to the lower average level of indebtness and lower average interest rate.

- a 20 million Euros dividend declared by the Group company Amadeus Data Processing GmbH to the Company in the year 2002.

The differences between Net extraordinary expenses reported for the year ended December 31, 2002, amounting to 135.4 million Euros and Net extraordinary expenses, 12.4 million Euros reported as of December 31, 2001 is mainly due to:

- the impact from the provision for decline in value of Treasury shares and other similar equity instruments, amounting to a 47.8 million Euros pre-tax loss as of December 31, 2002, with no comparable amount in 2001.

- the provision for the decline in value of Group and related parties financial investments, amounting to 90.7 million Euros.

- the recognition for year ended 31 December 2001 of 12.2 million Euros pre-tax gain as a result of the sale for shares held in France Telecom, previously Equant shares.

Outlook

The first months of 2003 continue bringing an uncertain and risky geopolitical situation in the short-term. At this point, Amadeus management remains cautious regarding the outlook for 2003, although fully confident of the long-term prospects of the travel industry, the resilience of the business model and the unique strategic positioning of Amadeus.

RESEARCH AND DEVELOPMENT ACTIVITIES

The Company does not perform Research and Development activities by itself. These responsibilities are performed by other subsidiaries of its Group, so the information included in the Consolidated Directors' Report is more representative.

TREASURY SHARES

As of December 31, 2002, the Treasury shares portfolio is composed of 15,711,730 Class "A" shares, equivalent to 0.56% of the share capital of the Company. The accounting value of these Treasury shares at year-end, having deducted the provision for the decline in value, amounts to 61,657,025 Euros

The Treasury shares portfolio is assigned almost totally to a specific purpose, i.e. the hedging of commitments incurred by the Company in connection with the remuneration systems consisting of stock grant and stock option plans for employees and senior executives or hedging of stock options granted by the Company in partial consideration of commercial transactions carried out by the Company. With regard to the latter, the Company acquired 6,500,396 Class "A" shares as a result of the cancellation of equity swaps entered into with a banking entity with the purpose of partially hedging commercial commitments incurred by the Company.

The Ordinary General Assembly celebrated on June 12, 2002, authorized the Board of Directors to proceed, in one or more acts, with the acquisitions of treasury shares by the Company itself and by companies of its group, both directly as well as indirectly, as the case might be, in accordance with Article 75 of the Spanish Corporations Law. The maximum number of shares to be acquired cannot exceed 5% of the total Class A shares, provided that the total par value of the shares to be acquired from the date of the General Assembly of Shareholders' meeting together with the total par value of the existing treasury shares prior to this date does not exceed 5% of the share capital of the Company. The maximum and minimum price to be paid is 125% and 75% respectively of the Stock Market value at the acquisition date. The Board of Directors may use the Treasury shares in consideration of business and corporate transactions, hedging of financial risk derived from commercial transactions, as well as disposal and application of current remuneration systems consisting of stock grant and stock option plans for employees and senior executives. The authorization is valid for 18 months from the date of celebration of the Ordinary General Assembly.

The Board of Directors has not exercised in general terms, the authorizations conferred by the General Assembly either as of the closing of the financial year or as of the date of issuance of this Director's Report, except in the following cases:

1. Ratification and endorsement to Management of the Company at the Board of Directors meeting celebrated on June 12, 2002, of the acquisition of 800,000 Class "A" shares in order to partially hedge the Employees Stock Option Program, instead of using such purchase of shares for the implementation of the first annuity of the Stock Purchase Plan, as agreed by the General Assembly of Shareholders held on June 20, 2001.

   Management of the Company has exercised in full the authorization conferred by the Board of Directors.

2. Authorization to Management of the Company, at the Board of Directors meeting celebrated on June 12, 2002, so that it may proceed, in one or more acts, with the acquisition of a maximum of 75,000 Class "A" shares of the Company, by the Company itself and/or by companies of the AMADEUS Group, in order to implement the first and second annuity of the Stock Purchase Plan approved by the General Assembly of Shareholders held on June 20, 2001.

   Management of the Company has partially exercised the authorization conferred by the Board of Directors for the acquisition of 20,214 shares.

3. Ratification and endorsement to Management of the Company at the Board of Directors meeting celebrated on December 11, 2002, of the acquisition of 3,200,000 Class "A" shares in order to hedge the fourth annuity of the Employees Stock Option Program.

   Management of the Company has exercised in full the authorization conferred by the Board of Directors.

The Company has disposed of 515,293 Class "A" shares during the calendar year 2002 in order to fulfil its obligations related to the stock incentive plans for employees and/or senior executives.

OTHER RELEVANT FACTS

- **Travel Distribution (to travel agents and airline sales offices)**

The System User concept continues to gain momentum in the airline industry. During this year Aeroflot, Cubana de Aviacion and Air Litoral have joined in, while others like Thai Airways International agreed to extend their longstanding relationship with Amadeus.

During this period Amadeus strengthened its reputation as the travel agent's partner of choice and signed new contracts with L'Alianxa, one of Colombia's largest and most powerful travel agency consortia, and renewed local GDS agreements with Kuoni in several markets.

In the non-air market Amadeus has introduced new products for cars and hotel distribution (Dynamic Access and Complete Access Plus) with Marriot Hotel and Avis as launch partners. Also the booking tool for cruises, Amadeus Cruise, continues to gain popularity with new cruise operators like Costa Cruises, Norwegian Cruise Line, Fred Olsen Cruises and Orient Lines being distributed.

In order to increase our penetration within the Chinese market Amadeus reached a breakthrough agreement with TravelSky Technology Ltd., China's only computer reservation system, to become the first GDS to enable 7,000 Chinese travel agencies to book hotels, car rental and other related products worldwide.

- **Electronic Commerce**

e-Travel, is the new business unit focused on e-commerce expertise that includes all Amadeus online solutions. During this period Amadeus e-Travel released the latest version of e-Travel® Aergo (Global) V4.0, the world's most widely deployed online self-booking travel solution for corporations and travel agencies, and Planitgo Version7, with improved functionality and technical specifications over the previous version.

Also in the e-commerce arena, Amadeus launched two new travel portals:

- www.travellink.com, a joint venture between Amadeus, SAS and Tele2 serving small and medium-sized businesses in Sweden, Denmark and Norway.

- www.vivevacances.com for the French market where Amadeus has teamed up with Groupe Galeries Lafayette.

- **Information Technology Services**

Finally, British Airways and Qantas successfully completed the switch of all their sales offices to using the Amadeus sales system in February and November respectively, as a first milestone to become users of the New Generation Platform of IT. Also Finnair confirmed its plans to migrate its passenger service systems, for inventory and departure control, to the Amadeus IT solution, becoming Amadeus' third client for this line of business.

RELEVANT FACTS OCCURRED AFTER THE CLOSING OF THE YEAR

Amadeus has successfully concluded its negotiations with Lufthansa and received the necessary regulatory approvals to increase its investment in Start Amadeus GmbH, the national marketing company in the German market, from 34 to 100 per cent. The contract has been signed on 26 February, 2003 and the purchase price amounts to approximately 124 million Euros.

STOCK MARKET ASPECTS

The Company is a publicly traded Company on the Madrid and Barcelona Stock Exchange (continuous market) since 19 October 1999.

The Company makes up part of the selective group of companies included in the IBEX 35 Index since the beginning of the year 2000 and it is traded in a special segment of the market called "Nuevo Mercado" of the Spanish Automated Quotation System since the creation of such segment on 10 April 2000.

Since December 1999, the company is also listed in the Paris and Frankfurt Stock Exchanges.

In accordance with the last available communication of significant participation filed with the Spanish Stock Exchange Commission, the shareholding structure of the company is as follows:

Shareholders	N° of Class "A" shares	N° of Class "B" Shares	Par Value in euro	% Class "A" shares	% Class "B" shares	% Class "A" + "B" shares
Air France	137,847,654		1,378,476.54	23.36%		35.69%
		85,782,614	8,578,261.40		39.00%	
Iberia	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Lufthansa	107,826,173		1,078,261.73	18.28%		27.92%
		67,100,243	6,710,024.30		30.50%	
Others*	236,500,000		2,365,000.00	40.08%		8.47%
Total	**590,000,000**	**219,983,100**	**27,898,310.00**	**100.00%**	**100.00%**	**100.00%**

* Treasury shares and public shares included.
** Par Value of Class "A" shares is 1 cent of euro and meanwhile Par Value of Class "B" shares is 10 cents of euro.

GOVERNING RULES

The Board of Directors has always been aware of the importance of having, not only for the market, but also for the proper functioning of the Company as far as its transparency is concerned, a set of guidelines containing the corporate governance practises, following, until now, the recommendations of the "Olivencia Code" and in the future the "Aldama Committee".

Having this set of guidelines means nothing without an adequate level of compliance. This level of compliance is shown by the Company, on an annual basis, through the filing with the National Securities Market Commission (CNMV) of a "Report form on corporate governance practises of publicly traded companies" with the purpose of making public this information. The filing corresponding to the year ended as of December 31, 2001, took place on 24 May 2002.

The Company has established its governing rules, in addition to the provisions set forth in the By-laws (approved by the General Assembly on August 11, 1999), in the Regulations of the Board of Directors and in the Code of Conduct, both approved by the Board of Directors on September 27, 1999.

Board of Directors

The Board of Directors of the Company consists of a minimum of five (5) and a maximum of twenty (20) members, elected by the Shareholders' Meeting for a period of four (4) years, who may be re-elected for additional consecutive periods of 4 years.

Current membership: At closing, the Board of Directors of the Company consists of thirteen members.

Three of the thirteen members of the Board are independent Directors while the remaining ten members of the Board are controlling Directors.

The Independent Directors are appointed to represent the shareholders of the Company that hold the floating capital.

The three independent Directors are the following:

Mr. Fernando Conte García
Mr. Francis Lorentz
Mr. Friedrich Fröschl

The remaining ten members of the Board (controlling Directors) represent the significant shareholders in the Company.

With the occasion of the Ordinary General Assembly of Shareholders held on 12 June 2002, Messrs. Peter Franke and Pierre-Henri Gourgeon were re-elected as Company Directors for an additional four year term.

Committees of the Board of Directors.

As per the By-laws and the Regulations of the Board of Directors of Amadeus, the Board is advised by three different Committees, i.e., the Nominating Committee, the Audit Committee and the Compensation Committee. The Committees do not have decision-making authority, but have an advisory role, making recommendations or proposals to the Board of Directors.

➢ Nominating Committee:

  Composition:

  The Nominating Committee is composed of three members. Currently, the three members of the Nominating Committee are controlling Directors who are the following:

  Mr.Guillermo Serrano de Entrambasaguas
  Mr. Karl-Ludwig Kley
  Mr. Pierre-Henri Gourgeon

  General Functions:

  The Nominating Committee, among other functions, has to review, report and make recommendations to the Board of Directors on the appointment of Independent Directors.

➢ Audit Committee:

Composition

After the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Audit Committee were modified in such a way that, currently it is composed of four (4) members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

As a result of the modification of the By-laws, the Regulations of the Board of Directors were modified accordingly.

On 27 September 2002, the Board of Directors re-elected the Independent Director Mr. Fernando Conte García as Audit Committee member for an additional two year term. Additionally, the Board of Directors appointed the other three Audit Committee members, Mr. Friedrich Fröschl (Independent Director) Mr. Philippe Calavia and Mr. Enrique Dupuy, both controlling Directors.

The Audit Committee members, in session celebrated on 10 December 2002, appointed the Independent Director Mr. Friedrich Fröschl as Chairman of the Audit Committee.

General Functions

The Audit Committee has to review, report and make recommendations to the General Shareholders Meeting on the selection of independent auditors, fees to be paid to such independent auditors, adequacy of the audit accounting and control procedures of the Company and any other such matters as the Board may from time to time prescribe.

In particular, the Audit Committee shall analyze, report on and review the following matters or issues:

a. Audit issues

- The financial statements submitted periodically to the full Board.
- The periodic information submitted to the Securities Exchanges on which securities issued by the Company are listed.
- The Annual Financial Statements and Management Report submitted to the full Board in order to be drawn up in accordance with the Law.
- The Auditors' report, with particular attention to the provisions of Article 210.2 of the Corporations Law.
- The responses of the Company's management bodies to the recommendations made by the Auditor in connection with the year's audit.
- Exceptional investment operations or those of any other nature not envisaged in the annual budget, of such importance as to render it advisable.
- Prospectuses relating to the issue of securities and, in general, any financial information of the Company made available to the public.

b. Issues of control

- Internal control policies and procedures at the Company in relation to expenditure, investment etc.
- Codes of Conduct of Senior Management personnel of the Company.
- Internal Code of Conduct on matters relating to the Securities Markets.
- Internal systems of control, proposing, if necessary, the appropriate amendments.
- Accounting practices and principles applied in drawing up the Company's Annual Financial Statements.

c. Issues of compliance

- Policies and procedures established to ensure due compliance with the Rules in the various areas of operations of the Company and its subsidiaries and investee companies.
- Receive information and, if appropriate, issue reports on disciplinary measures applied to members of the senior management team of the Company and its subsidiaries and investee companies.

The Audit Committee shall consider any other matter submitted to it by the full Board or by the Chairman.

➢ Compensation Committee:

Composition:

After the resolution by the Ordinary General Assembly of Shareholders on 12 June 2002, the provisions contained in the Company's By-laws related to the composition of the Compensation Committee were modified in such a way that currently, it is composed of four (4) members, two of which must be Independent Directors. The Chairman, in any case, must be an Independent Director.

As a result of the modification of the By-laws, the Regulations of the Board of Directors were modified accordingly.

On 27 September 2002, the Board of Directors re-elected the Independent Directors Messrs. Fernando Conte García and Francis Lorentz as Compensation Committee members for an additional two year term. Additionally, the Board of Directors appointed the other two Compensation Committee members, Mr. Ralf Teckentrup and Mr. Christian Boireau, both Directors representing significant shareholders.

The Compensation Committee members, in a session celebrated on 13 November 2002, re-elected the Independent Director Mr. Fernando Conte García as Chairman of the Compensation Committee.

General Functions:

The Compensation Committee has to review, report and make recommendations to the Board on the management remuneration policies of the Company including salary and fringe benefit of appointed officers; other remuneration such as incentive compensation, deferred compensation and stock plans; director's

compensation and benefits and other such matters as the Board from time to time prescribes.

In particular, the Compensation Committee shall perform the following functions of making proposals and reporting to the Board of Directors:

- The approval of the remuneration scales for the Chief Executive Officer of the Company.
- The approval of standard contracts for Senior Managers.
- The establishment of the rules governing remuneration for the Chairman, Vice Chairman, Secretary and Vice Secretary.
- The establishment of the remuneration payable to the Directors and the periodic review of the same so as to ensure that it is appropriate given the tasks undertaken by them.
- Reporting on incentive plans.
- The drawing-up of an annual report on the policy regarding the remuneration of Directors in accordance with the Regulations of the Board.
- All other functions granted to it by these Regulations regarding the making of proposals and preparation of reports.

Internal Code of Conduct

The Board of Directors, on the occasion of the Public Offering of shares of October 1999, approved on 27 September 1999, the Internal Code of Conduct on Securities Market Related matters in accordance with the provisions of the Royal Decree 629/1993, of May 3, on rules of conduct on securities markets and mandatory registers.

The Code applies mainly to the Directors, Senior Management of the Company, as well as any other staff members whose duties are related with the securities markets. The Code aims to establish a compulsory internal legal framework by which the behaviour of the persons affected is regulated.

The Code of Conduct establishes guidelines in the following areas:

- Use of privileged information.
- Safeguarding of privileged information.
- Notification of transactions with Company's shares.
- Conflicts of interest.
- Relevant facts.
- Confidential documents.
- Treasury share transactions.

Additionally, the Code establishes the body in charge of monitoring compliance with the provisions of the Code, who is the Secretary of the Board of Directors and any additional persons designated by the Secretary to assist him. The Code also makes reference to the term and breaches.

In view of the new Law 44/2002, of November 22 (Ley de Medidas de Reforma del Sistema Financiero) and more in particular, its Additional Provision Fourth, the Internal Code of Conduct is in process of review by the Company in order to adapt it, if necessary to the new provisions of the aforementioned Law (basically referred to the use of privileged information and notification of relevant facts).

BOARD OF DIRECTORS

Composition referred to as of December 31, 2002, as well as to the date of adoption of the Annual Accounts and Directors Report.

CHAIRMAN

Karl-Ludwig Kley

DIRECTORS

Guillermo Serrano de Entrambasaguas
Manuel López-Colmenarejo
Enrique Dupuy de Lôme
Pierre-Henri Gourgeon
Jean Paul Hamon
Philippe-Clément Calavia
Christian Boireau
Peter Franke
Ralf Teckentrup
Fernando Conte García
Francis Lorentz
Friedrich Fröschl

SECRETARY (non Director)

Tomás López Fernebrand

VICE-SECRETARY (non Director)

Jacinto Esclapés Díaz

Madrid, 31st of March of 2003

amadeus

www.amadeus.com

Amadeus Global Travel Distribution, S.A.
Salvador de Madariaga 1
E - 28027 Madrid
Spain

Investor Relations
Tel: +34 915 821 538
Fax: +34 915 820 144
e-mail: ir@amadeus.net